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INDEX TO FINANCIAL STATEMENTS

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

Amendment No. 1
to
FORM 20-F

☒	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) or (g) OF THE SECURITIES EXCHANGE ACT OF 1934
OR
☐	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
OR
☐	TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
OR
☐	SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

Commission file number:

Alcon Inc.
(Exact name of Registrant as specified in its charter)

N/A
(Translation of Registrant's name into English)

Switzerland
(Jurisdiction of incorporation or organization)

Rue Louis-d'Affry 6
1701 Fribourg, Switzerland
(Address of principal executive office)

Royce Bedward
Chemin de Blandonnet 8
1214 Vernier
Geneva, Switzerland
Tel: +1 (817) 293-0450
(Name, Telephone, Email and/or Facsimile number and Address of Company Contact Person)

Copies to:

D. Scott Bennett
Cravath, Swaine & Moore LLP
825 Eighth Avenue
New York, NY 10019
Tel: +1 (212) 474-1000

Securities registered or to be registered pursuant to Section 12(b) of the Act.

Title of each class	Name of each exchange on which registered
Ordinary Shares, nominal value CHF 0.04 per share	SIX Swiss Exchange New York Stock Exchange

Securities registered or to be registered pursuant to Section 12(g) of the Act.

None

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act.

None

Indicate the number of outstanding shares of each of the issuer's classes of capital or common stock as of the close of the period covered by the annual report.

Not applicable

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act.

Yes ☐    No ☒

If this report is an annual or transition report, indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934.

Yes ☐    No ☐

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.

Yes ☐    No ☐

Indicate by check mark whether the registrant has submitted electronically every Interactive Data File required to be submitted pursuant to Rule 405 of Regulation S-T (§ 232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit such files).

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, or a non-accelerated filer. See definition of "accelerated filer and large accelerated filer" in Rule 12b-2 of the Exchange Act. (Check one):

Large accelerated filer ☐	Accelerated filer ☐	Non-accelerated filer ☒	Emerging growth company ☐

If an emerging growth company that prepares its financial statements in accordance with U.S. GAAP, indicate by check mark if the registrant has elected not to use the extended period for complying with any new or revised financial accounting standards† provided pursuant to Section 13(a) of the Exchange Act. ☐

† The term "new or revised financial accounting standard" refers to any update issued by the Financial Accounting Standards Board to its Accounting Standards Codification after April 5, 2012.

Indicate by check mark which basis of accounting the registrant has used to prepare the financial statements included in this filing:

U.S. GAAP ☐	International Financial Reporting Standards as issued by the International Accounting Standards Board ☒	Other ☐

If "Other" has been checked in response to the previous question, indicate by check mark which financial statement item the registrant has elected to follow.

Item 17 ☐    Item 18 ☐

If this is an annual report, indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act).

Yes ☐ No ☐

                        , 2019

Dear Novartis Shareholder:

        On June 29, 2018, we announced our intention to separate our Alcon business from the rest of Novartis by means of a spin-off of a newly formed company named Alcon Inc., which will contain our eye care devices business, consisting of our surgical and vision care businesses. Novartis, the existing publicly traded company, will retain the Innovative Medicines and Sandoz businesses. As two distinct publicly traded companies, we believe Novartis and Alcon will be better positioned to capitalize on significant growth opportunities and focus resources on their respective businesses and strategic priorities.

        To implement the separation, Novartis will first transfer its eye care devices business to Alcon, and will subsequently distribute all of the Alcon shares held by Novartis to Novartis shareholders, pro rata to their respective holdings. Each Novartis shareholder will receive            Alcon shares for every             Novartis shares or              Novartis American Depositary Receipts they hold or have acquired and do not sell or otherwise dispose of prior to the close of business on                    , 2019. The distribution generally should not be taxable to Novartis shareholders for Swiss withholding or income tax or U.S. federal income tax purposes. An application will be made to list the Alcon shares on the SIX Swiss Exchange (SIX) and the New York Stock Exchange (NYSE) and trading in Alcon shares is expected to begin on the SIX and the NYSE on                    , 2019.

        You do not need to take any action to receive Alcon shares to which you are entitled as a Novartis shareholder, and you do not need to pay any consideration or surrender or exchange your Novartis shares or American Depositary Receipts.

        We encourage you to read the attached Form 20-F, which is being made available to all Novartis shareholders and is also publicly available. The Form 20-F describes the separation in more detail and contains important business and financial information about Alcon.

        We believe the separation provides tremendous opportunities for our businesses and our shareholders, as we work to continue building long-term shareholder value. We appreciate your continuing support of Novartis, and look forward to your future support of both companies.

Sincerely,
Vasant (Vas) Narasimhan, M.D. Chief Executive Officer Novartis AG

                        , 2019

Dear Alcon Shareholder:

        It is my pleasure to welcome you as a shareholder of our company, Alcon Inc. We are the leading global eye care devices company with a substantial worldwide customer base and a suite of industry-leading products.

        As an independent, publicly-traded company, we believe we can more effectively focus on our objectives and advance the strategic needs of our company. In connection with the distribution of our shares by Novartis, we intend to list our shares on the SIX Swiss Exchange and on the New York Stock Exchange under the symbol "ALC".

        We invite you to learn more about Alcon by reviewing the enclosed Form 20-F. We look forward to your continued support as a holder of Alcon shares.

Sincerely,
David Endicott Chief Executive Officer Alcon Inc.

i

INTRODUCTION AND USE OF CERTAIN TERMS

        Alcon Inc. publishes combined financial statements expressed in U.S. dollars. Our combined financial statements responsive to Item 18 of this Form 20-F are prepared in accordance with International Financial Reporting Standards (IFRS) as issued by the International Accounting Standards Board (IASB). "Item 5. Operating and Financial Review and Prospects", together with the sections on products in development and key development projects of our businesses (see "Item 4. Information on the Company—4.B. Business Overview"), constitute the Operating and Financial Review ("Lagebericht"), as defined by the Swiss Code of Obligations.

        Unless the context requires otherwise, the words "we", "our", "us", "Alcon", "Company" and similar words or phrases in this Form 20-F refer to Alcon Inc. and its combined subsidiaries after giving effect to the separation and the words "Novartis" and "Novartis Group" refer to Novartis AG and its combined affiliates. In this Form 20-F, references to the "eye care market" or "eye care devices market" are to the eye care market in which we participate, including the sale of ophthalmic surgical devices, contact lenses and ocular health products, but not including the sale of spectacles and prescription ophthalmic pharmaceutical products; references to our "surgical" business, market or products are to our ophthalmic surgical business, market or products, as the case may be; references to "U.S. dollars", "USD" or "$" are to the lawful currency of the United States of America, and references to "CHF" are to Swiss francs, the lawful currency of Switzerland; references to the "United States" or to the "U.S." are to the United States of America, references to the "European Union" or to the "EU" are to the European Union and its 28 member states, and references to "Latin America" are to Central and South America, including the Caribbean, unless the context otherwise requires; references to "associates" are to our employees; references to the "SEC" are to the U.S. Securities and Exchange Commission, references to the "FDA" are to the U.S. Food and Drug Administration, and references to "EMA" are to the European Medicines Agency, an agency of the EU; references to the "NYSE" are to the New York Stock Exchange; references to the "SIX" are to the SIX Swiss Exchange; references to "Alcon shares" or "our shares" are to Alcon ordinary shares, nominal value CHF 0.04 per share, references to "Novartis shares" are to Novartis ordinary shares, nominal value CHF 0.50 per share, and references to "ADR" or "ADRs" are to Novartis American Depositary Receipts.

        All product names appearing in italics are trademarks owned by or licensed to Alcon or its subsidiaries. Product names identified by a "®" or a "™" are trademarks that are not owned by or licensed to Alcon or its subsidiaries and are the property of their respective owners.

UNAUDITED PRO FORMA COMBINED FINANCIAL INFORMATION

        The unaudited pro forma combined financial information included in this Form 20-F is based on the combined financial statements of the Novartis AG Alcon business after giving effect to the separation and the spin-off and applying the estimates, assumptions and adjustments described in the accompanying notes to the unaudited pro forma combined financial information. The historical columns in the unaudited pro forma combined income statements for the year ended December 31, 2017 and the nine months ended September 30, 2018 are derived from the combined income statements of the Novartis AG Alcon business for the year ended December 31, 2017 and the nine months ended September 30, 2018, respectively, included in this Form 20-F. The historical column in the unaudited pro forma combined balance sheet is derived from the combined balance sheet of the Novartis AG Alcon business as of September 30, 2018 included in this Form 20-F. The unaudited pro forma combined financial information has been prepared by Alcon management for illustrative purposes and is not intended to represent the combined financial position or combined results of operations of Alcon in future periods or what the financial position or the results of operations actually would have been had Alcon completed the proposed separation and spin-off during the specified periods or as of the specified date.

 MARKET INFORMATION

        This Form 20-F contains certain industry and market data that were obtained from third-party sources, such as industry surveys and industry publications, including, but not limited to, publications by Market Scope, GfK and Nielsen. This Form 20-F also contains other industry and market data, including market sizing estimates, growth and other projections and information regarding our competitive position, prepared by our management on the basis of such industry sources and our management's knowledge of and experience in the industry and markets in which we operate (including management's estimates and assumptions relating to such industry and markets based on that knowledge). Our management has developed its knowledge of such industry and markets through its experience and participation in these markets.

        In addition, industry surveys and industry publications generally state that the information they contain has been obtained from sources believed to be reliable but that the accuracy and completeness of such information is not guaranteed and that any projections they contain are based on a number of significant assumptions. Forecasts, projections and other forward-looking information obtained from these sources involve risks and uncertainties and are subject to change based on various factors, including those discussed in the section "Special Note About Forward-Looking Statements" below. You should not place undue reliance on these statements.

 SPECIAL NOTE ABOUT FORWARD-LOOKING STATEMENTS

        This Form 20-F contains certain "forward-looking statements" that involve risks and uncertainties. Forward-looking statements can be identified by words such as "potential", "expected", "will", "planned", "pipeline", "outlook", or similar terms, or by express or implied discussions regarding potential new products, or regarding potential future revenues from any such products; or regarding the potential outcome, or financial or other impact on Alcon or any of its businesses of the separation and spin-off; or regarding potential future sales or earnings of Alcon or any of its businesses or potential shareholder returns; or by discussions of strategy, plans, expectations or intentions. You should not place undue reliance on these statements.

        Such forward-looking statements are based on the current beliefs and expectations of management regarding future events, and are subject to significant known and unknown risks and uncertainties. Should one or more of these risks or uncertainties materialize, or should underlying assumptions prove incorrect, actual results may vary materially from those set forth in the forward-looking statements. There can be no guarantee that any new products will be approved for sale in any market, or that any approvals which are obtained will be obtained at any particular time, or that any such products will achieve any particular revenue levels. Nor can there be any guarantee that Alcon will be able to realize any of the potential strategic benefits or opportunities as a result of the separation and spin-off. Nor can there be any guarantee that shareholders will achieve any particular level of shareholder returns. Nor can there be any guarantee that Alcon, or any of its businesses, will be commercially successful in the future, or achieve any particular credit rating or financial results. Nor can we guarantee the separation and spin-off will be successful.

        In particular, our expectations could be affected by, among other things:

  •
  uncertainties regarding the commercial success of our products and our ability to maintain our position in the markets in which we compete;

  •
  our ability to keep pace with the advances in the highly competitive eye care devices market, including the impact of competitive market entries, new therapies and new business models that may disrupt traditional sales channels;

  •
  the success of our research and development efforts;

  •
  uncertainties regarding the success of our separation and spin-off from Novartis, including our ability to establish the infrastructure needed to operate as a standalone company without significant management distraction or business disruption;

  •
  pricing pressure from changes in third-party coverage and reimbursement methodologies and potential regulatory price controls;

  •
  general political, economic and trade conditions, including uncertainties regarding the effects of ongoing instability in various parts of the world;

  •
  consolidation among our distributors and retailers;

  •
  uncertainties regarding actual or potential legal proceedings, including, among others, actual or potential product liability litigation, litigation and investigations regarding sales and marketing practices, intellectual property disputes and government investigations generally;

  •
  potential product recalls or voluntary market withdrawals in connection with new information about our products, such as defects or unanticipated use of our products;

  •
  regulatory actions or delays or government regulation generally;

  •
  changes in tax laws;

  •
  the potential volatility in the price of our shares; and

  •
  uncertainties regarding future sales or dispositions of our shares.

        Some of these factors are discussed in more detail in this Form 20-F, including under "Item 3. Key Information—3.D. Risk Factors", "Item 4. Information on the Company" and "Item 5. Operating and Financial Review and Prospects". Should one or more of these risks or uncertainties materialize, or should underlying assumptions prove incorrect, actual results may vary materially from those described in this Form 20-F as anticipated, believed, estimated or expected. We provide the information in this Form 20-F as of the date of its filing. We do not intend, and do not assume any obligation, to update any information or forward-looking statements set out in this Form 20-F as a result of new information, future events or otherwise.

SUMMARY

        This summary highlights selected information from this Form 20-F and provides an overview of our company, our separation from Novartis AG ("Novartis") and the distribution by Novartis of our shares to its shareholders. For a more complete understanding of our business and the spin-off (as defined below), you should read this entire Form 20-F carefully, particularly the discussion under "Item 3. Key Information—3.D. Risk Factors" beginning on page 38 of this Form 20-F and our combined financial statements and the notes to those financial statements appearing elsewhere in this Form 20-F.

        Prior to the distribution by Novartis of our shares to its shareholders, Novartis will complete a series of internal transactions, following which Alcon will hold, directly or through our subsidiaries, the businesses formerly constituting the Novartis eye care devices business, comprising its surgical and vision care operations, which we collectively refer to as the "Alcon Business". We refer to this series of internal transactions, which is described in more detail under "Item 7. Major Shareholders and Related Party Transactions—7.B. Related Party Transactions—Agreements Between Novartis and Us", as the "Internal Transactions".

        The transaction in which we will be separated from Novartis is sometimes referred to in this Form 20-F as the "separation". The transaction in which Novartis will distribute to its shareholders all of the Alcon shares held by Novartis is referred to in this Form 20-F as the "spin-off" or the "distribution".

Overview

        Alcon is the largest eye care devices company in the world, with $6.8 billion in sales during the year ended December 31, 2017. We research, develop, manufacture, distribute and sell a full suite of eye care products within two key businesses: surgical and vision care. Based on sales for the year ended December 31, 2017, we are the number one company by global market share in the ophthalmic surgical market and the number two company by global market share in the vision care market. We employ over 20,000 employees from more than 90 nationalities, operating in over 74 countries and serving consumers and patients in over 140 countries. We believe our market leading position and global footprint allow us to benefit from economies of scale, maximize the potential of our commercialized products and pipeline and will permit us to effectively grow the market and expand into new product categories.

        Our surgical business is focused on ophthalmic products for cataract surgery, vitreoretinal surgery, refractive laser surgery and glaucoma surgery. Our broad surgical portfolio includes implantables, consumables and surgical equipment required for these procedures and supports the end-to-end needs of the ophthalmic surgeon. Our vision care business comprises daily disposable, reusable and color-enhancing contact lenses and a comprehensive portfolio of ocular health products, including products for dry eye, contact lens care and ocular allergies, as well as ocular vitamins and redness relievers. Alongside our world-class products, Alcon provides best-in-class service, training, education and technical support for our customers.

        Our surgical and vision care businesses are complementary and benefit from synergies in research and development (R&D), manufacturing, distribution and consumer awareness and education. This allows us to position ourselves as a trusted partner for eye care products across the continuum of care from retail consumer, to optometry, to surgical ophthalmology. For example, in R&D, we can apply our expertise in material and surface chemistry to develop innovative next-generation products for both our intraocular lens (IOL) and contact lens product lines. Similarly, our global commercial footprint and expertise as a global organization provide us with product development, manufacturing, distribution and commercial promotion and marketing knowledge that can be applied to both of our businesses.

        We are dedicated to providing innovative products that enhance quality of life by helping people see better. Our strong foundation is based on our longstanding success as a trusted brand, our legacy of industry firsts and advancements, our leading positions in the markets in which we compete and our continued commitment to substantial investment in innovation. With over 70 years of history in the ophthalmic industry, we believe the Alcon brand name is synonymous with innovation, quality, service and leadership among eye care professionals worldwide.

Our Markets

Overview

        We currently operate in the global ophthalmic surgical and vision care markets, which are large, dynamic and growing. As the world population grows and ages, the need for quality eye care is expanding and evolving, and we estimate that the size of the eye care market in which we operate was approximately $23 billion for the year ended December 31, 2017 and is projected to grow at approximately 4% per year over the next five years.

        Although it is estimated that 80% of all visual impairments are currently preventable, treatable or curable, we operate in markets that have substantial unmet medical and consumer needs. For example, based on market research, it is estimated that there are currently 20 million people globally that are blind from treatable cataracts, 1.7 billion who suffer from presbyopia, 153 million with uncorrected refractive errors, 93 million with diabetic retinopathy, 67 million living with glaucoma and approximately 352 million affected by dry eye, among other unaddressed ocular health conditions. In addition, there are over 1 billion people living with some form of visual impairment, as well as 70% of the global population needing basic vision correction. Below is a brief description of these ocular disorders, as well as a diagram showing where in the eye the disorders occur and the placement of certain medical devices to treat ocular disorders:

        Our surgical and vision care products are targeted at addressing many of these unmet medical and consumer needs. We expect the surgical and vision care markets to continue to grow, driven by multiple factors and trends, including but not limited to:

  •
  Aging population with growing eye care needs:  A growing aging population continues to drive the increased prevalence of eye care conditions worldwide, as the number of persons aged 60 years or over is expected to more than double by 2050, rising from 962 million globally in 2017 to 2.1 billion in 2050.

  •
  Innovation improving the quality of eye care:  Technology innovation in eye care is driving an increased variety of products that more effectively treat eye conditions. Given the importance of vision correction and preservation, which can provide a high return on healthcare spend, the resulting better patient outcomes are leading to increased coverage and reimbursement opportunities from governmental and private third-party payers, expanding patient access to such eye care products.

  •
  Increasing wealth and growth from emerging economies:  It is estimated that between 2015 and 2030, the middle class population in emerging markets will grow by approximately 1.5 billion people, from 2.0 billion to 3.5 billion; this major demographic shift is generating a large, new customer base with increased access to eye care products and services along with the resources to pay for them.

  •
  Increasing prevalence of myopia, progressive myopia and digital eye strain:  It is estimated that by 2050, half of the world's population (nearly five billion people) will be myopic. Further, the modern work environment, along with leisure preferences, have increased the number of hours people spend in front of a screen, adversely impacting vision and increasing the risk of progressive myopia and digital eye strain.

The Surgical Market

        The surgical market in which we operate was estimated to be approximately $9 billion for the year ended December 31, 2017 and is projected to grow at approximately 4% per year over the next five years. The surgical market includes sales of implantables, consumables, and surgical equipment, including associated technical, clinical and service support and training. Surgical implantables are medical devices designed to remain in the eye, such as monofocal and advanced technology intraocular lenses (AT-IOLs) placed in the eye during cataract surgery. Consumables include handheld instruments, surgical solutions, equipment cassettes, patient interfaces and other disposable items typically used during a single ophthalmic surgical procedure. Finally, surgical equipment includes multiuse surgical consoles, lasers and diagnostic instruments used across procedures to enable surgeons to visualize and conduct ophthalmic surgeries. The following diagram shows the surgical market in which we participate:

2017 surgical market breakdown by relative allocation of market sales.

        The major conditions of the eye for which surgical products and equipment are offered include cataracts, vitreoretinal disorders, refractive errors such as myopia, hyperopia and astigmatism, glaucoma and corneal disease. For cataracts, surgical removal of the clouded lens followed by insertion of a transparent artificial replacement lens, called an intraocular lens, is the standard treatment. Vitreoretinal surgery, which allows a surgeon to operate directly on the retina or on membranes or tissues that have covered the retina, is indicated for the treatment of various conditions such as diabetic retinopathy, trauma, tumors, complications of surgery on the front of the eye and pediatric disorders. Finally, for treatment of myopia, hyperopia and astigmatism, laser refractive surgery targeting the cornea, such as LASIK, offers an alternative to eyeglasses or contact lenses.

        The surgical market in which we participate is projected to grow at a compound annual growth rate of approximately 4% from 2018 through 2023. In particular, growth drivers in the surgical market include:

  •
  Global growth of cataract and vitreoretinal procedures, driven by an aging population;

  •
  Increased access to care, for example, in emerging markets and other international markets where the cataract surgery rate is 3.2 procedures per 1,000 people as compared to 12.7 in the U.S.;

  •
  Higher uptake of premium patient-pay technologies, for example AT-IOL penetration is only 6% in international markets versus 14% in the U.S.;

  •
  Increased adoption of advanced technologies, for example, improved diagnostic instruments, surgical options for glaucoma management, and the growing use of phacoemulsification during cataract removal, which is utilized in less than 50% of cases in emerging markets versus over 95% in the U.S.; and

  •
  Eye disease as a comorbidity linked to the global prevalence of diabetes, which has nearly doubled from 4.7% in 1980 to 8.5% in 2014, combined with improving diagnostics capabilities and new product innovations, driving uptake of premium procedures.

The Vision Care Market

        The vision care market in which we operate was estimated to be approximately $14 billion for the year ended December 31, 2017 and is projected to grow at approximately 4% per year over the next five years. The vision care market is comprised of products designed for ocular care and consumer use. Products are largely categorized across two product lines: contact lenses and ocular health.

        Contact lenses are thin lenses placed directly on the surface of the eye that are commonly used to treat refractive errors such as myopia, hyperopia, astigmatism and presbyopia. The contact lens market was estimated to be approximately $8 billion for the year ended December 31, 2017, and the following diagram identifies the relative breakdown of contact lens sales in 2017 by modality and design:

2017 contact lens market breakdown by relative allocation of market sales.

        Maintaining ocular health is also an essential part of people's daily lives. Ocular health products can address conditions such as dry eye, ensure effective contact lens care, supplement overall eye health, or provide temporary relief from allergies and related symptoms, such as red eye. The ocular health market was estimated to be approximately $6 billion for the year ended December 31, 2017, and the following diagram identifies the relative allocation of sales of each product category within the ocular health market:

2017 ocular health market breakdown by relative allocation of market sales.

        The vision care market in which we participate is projected to grow at a compound annual growth rate of approximately 4% from 2018 through 2023, driven mainly by:

  •
  Continued modality shift to daily disposable lenses from reusable lenses and the resulting sales premium (an increase of 2 - 3x sales per patient, after customary rebates and discounts) associated with daily disposable wearers as compared to users of reusable lenses;

  •
  Advancements in specialty lenses combined with increasing demand for toric, multifocal and cosmetic lenses, which command an approximately 15 - 30% pricing premium over spherical lenses, allowing patients to continue wearing contact lenses as they become older and helping to expand the market;

  •
  A significant population of approximately 194 million undiagnosed dry eye patients, with an additional 42 million self-diagnosed dry eye patients using unsuitable products for treatment, and advances in diagnostics and ocular health treatments, facilitating the increase in patient awareness of dry eye;

  •
  Growing access and consumption of vision care products in emerging markets such as Asia, which had only 3% contact lens penetration in 2017 as compared to 15% in the U.S.; and

  •
  Increasing consumer access through the expansion of distribution models, including internet sales and other direct-to-consumer channels.

Our Business

Overview

        With $6.8 billion in sales during the year ended December 31, 2017, we are the number one eye care devices company worldwide by revenues. Our broad range of products represents one of the most complete portfolios in the ophthalmic device industry, and comprises high-quality and technologically advanced products across all major product categories in the surgical and vision care markets. Our surgical and vision care products are used in treating multiple ocular health conditions and offer leading eye care solutions for patients throughout their lives.

        Our leadership position across most of our product categories enhances our ability to extend our product offering through the launch of new and innovative products, and to expand our geographic reach into ophthalmic markets worldwide. Our surgical business had approximately $3.7 billion in sales of implantables, consumables and equipment, as well as services and other surgical products, and our vision care business had approximately $3.1 billion in sales of our contact lens and ocular health products, during the year ended December 31, 2017. The United States accounted for 41% of our sales and international markets accounted for 59% of our sales during the year ended December 31, 2017.

        We believe the Alcon brand name is synonymous with innovation, quality, service and leadership among eye care professionals worldwide. In each of our markets, we rely on our strong relationships with eye care professionals and consumers to attract and retain customers and expand the market. We customize our selling efforts to the medical practice needs of each customer, with the goal of surrounding eye care professionals with Alcon representatives that can help address each aspect of a customer's needs. Our field force supplements the direct promotion of our products by providing customers with access to clinical education programs, hands on training, data from clinical studies and technical service assistance.

        We have 18 state-of-the-art manufacturing facilities that employ our proprietary technologies and know-how. We believe our global footprint, knowledge base in manufacturing, state-of-the-art facilities and capacity planning enable us to handle increased levels of product demand and product complexity. Furthermore, our global manufacturing and supply chain allows us to leverage economies of scale and reduce cost per unit as we ramp up production.

        We have also made one of the largest commitments to research and development of any surgical and vision care company, with over 1,200 associates worldwide researching and developing treatments for vision conditions and eye diseases, and have sought innovation from both internal and external sources. In 2017, we invested $584 million in research and development, representing 8.6% of our total 2017 revenues. In addition to our in-house R&D capabilities, we also consider external innovation opportunities and routinely screen for companies developing emerging technologies that we believe could enhance our existing product offerings or develop into innovative new products. As part of these efforts, our dedicated business development team has completed over 20 business development and licensing (BD&L) transactions since 2016. We intend to continue to pursue acquisition, licensing and collaboration opportunities as part of our goal of remaining a market leader in innovation.

Our Surgical Business

        We hold the number one position in the global surgical market, offering implantable products, consumables and equipment for use in surgical procedures to address cataracts, vitreoretinal conditions, refractive errors and glaucoma. Our surgical business has the most complete line of ophthalmic surgical devices in the industry, creating a "one-stop shop" for our customers that we consider to be a key differentiator for our business. For the year ended December 31, 2017, our surgical business had $3.7 billion in sales.

        Our surgical portfolio includes implantable devices, consumables and equipment, as well as services and other ancillary surgical products. We have the most extensive global installed base of surgical equipment in the industry, including the largest installed base of cataract phacoemulsification consoles and vitrectomy consoles. Our global installed equipment base drives pull-through sales of consumables specific to our equipment and helps cross-promote the sales of our implantable devices. Our key surgical equipment offerings include the Centurion vision system for phacoemulsification and cataract removal, our Constellation vision system for vitreoretinal surgery and our WaveLight refractive lasers used in LASIK and other laser-based vision correction procedures, including topography-guided procedures marketed under the Contoura brand. The key brands in our implantables portfolio include our AcrySof family of IOLs, with offerings from monofocal IOLs for basic cataract surgery to AT-IOLs for the correction of presbyopia, such as our PanOptix brand, and astigmatism at the time of cataract surgery. We have recently launched our UltraSert and Clareon AutonoMe pre-loaded IOL delivery systems to reduce lens handling and simplify the surgical procedure. Alongside our implantable business, we sell a broad line of consumable products that support ophthalmic surgical procedures, such as viscoelastic products, surgical solutions, incisional instruments, such as our MIVS platform, and dedicated consumables, including fluidics cassettes and patient interfaces, which work with Alcon equipment. The Alcon consumables portfolio also includes our Custom Pak surgical procedure pack, which can be custom built for the surgeon and which includes drapes, incisional instruments and all of the materials needed to perform a surgery.

        Across our surgical portfolio, we sell a tiered offering of products intended to meet the specific needs of customers in markets around the world at different price points. Newly launched offerings that bring considerable technology innovation to the market are typically introduced at a price premium to offset the cost of research and development. As these products age and/or competitive products advance, prices typically trend downward, requiring continuous innovation cycles to maintain and/or grow our margins. We also develop specific products to match customer needs in different customer segments, for example, premium-tier and mid-tier surgical consoles that can be manufactured and sold at different price points in different markets.

Our Vision Care Business

        Our vision care business consists of an extensive portfolio of contact lens and ocular health products, aimed at helping consumers see better. Our product lines include daily disposable, reusable and color-enhancing contact lenses. We also offer a comprehensive portfolio of ocular health products, including over-the-counter products for dry eye, contact lens care and ocular allergies, as well as ocular vitamins and redness relievers. With $3.1 billion in vision care sales for the year ended December 31, 2017, we are the number two company in the global vision care market. We aim to continue to innovate across our vision care portfolio to improve the lives of consumers and eye care professionals around the world.

Numbers may not sum due to rounding.

        We have a broad portfolio of daily disposable, reusable and color-enhancing contact lenses, including Dailies and Air Optix, two of our key brands. Our Dailies product line includes DAILIES AquaComfort PLUS and DAILIES TOTAL1, the first and only water gradient contact lens in the market, which is also offered in a multifocal design to address the fast growing presbyopia market. DAILIES TOTAL1 is designed to be a super-premium lens positioned to compete at a premium price point in the contact lens market. Our Air Optix monthly replacement product line features silicone hydrogel contact lenses in monofocal, astigmatism-correcting, and multifocal options, as well as Air Optix Colors and Air Optix plus HydraGlyde contact lenses. Our key brands in our ocular health portfolio include the Systane family of artificial tear and related dry eye products, as well as the Opti-Free and Clear Care lines of multi-purpose and hydrogen peroxide disinfecting solutions, respectively.

        Sales of our contact lens and ocular health products are influenced by optometrist and other eye care professional recommendations, our marketing and consumer education efforts and consumer preferences. In addition to price, contact lenses compete on functionality, design and comfort, while ocular health products compete largely on product attributes, brand familiarity and professional recommendations. For our contact lens and ocular health products, we typically compete in the premium price segments of the market and we use improvements in functionality, design and consumer convenience to maintain our pricing position over time.

Our Strengths

        We have a strong foundation based on robust industry expertise, leading brands and excellence in customer service, backed by more than 70 years of history as a trusted brand. Our strengths include:

  •
  Global leader in highly attractive markets with most complete brand portfolio.  With $6.8 billion in sales in the year ended December 31, 2017, we are the leader in an attractive eye care devices market, which is supported by favorable population megatrends and is expected to grow at approximately 4% per year through 2023. For the year ended December 31, 2017, our sales were closely split between our businesses, with $3.7 billion in surgical and $3.1 billion in vision care, as well as geographically, with 41% of our sales in the United States and 59% in international markets. Our surgical business is the market leader in sales of ophthalmic equipment used in the operating room and is supported by the largest installed base of equipment worldwide, which we use to cross-promote our surgical consumables and IOLs. In our vision care business, our extensive portfolio of contact lens and ocular health products includes well-recognized brands such as Dailies, Systane and Opti-Free. We believe our global leadership position and extensive brand portfolio allow us to benefit and build on the robust fundamentals driving growth in our markets.

  •
  Innovation-focused with market leading development capabilities and investment.  We have made one of the largest commitments to research and development in the eye care devices market, with proven R&D capabilities in the areas of optical design, material and surface chemistry, automation and equipment platforms. Currently, we employ over 1,200 individuals dedicated to our research and development efforts, including physicians, doctors of optometry and PhDs. In addition, we actively seek opportunities to collaborate with third parties on advanced technologies to support our eye care devices business. We believe our reputation for innovation and our global commercial footprint makes us the partner of choice for developers of next-generation technologies, which has resulted in our completion of over 20 BD&L transactions since 2016. These efforts have collectively led to more than 60% growth in the number of projects within our portfolio of internal and external innovation over the past three years, with more than 100 pipeline projects in process as of December 31, 2017, including over 35 that have achieved positive proof of concept or are undergoing regulatory review.

  •
  Global scale and reach supported by high-quality manufacturing network.  We have an extensive global commercial footprint that provides us with the scale and reach to support future growth, maximize the potential of new launches, enter new geographies efficiently and to take advantage of the large, dynamic and growing surgical and vision care markets. Our commercial footprint, which includes operations in over 74 countries, reaches consumers and patients in over 140 countries and is supported by over 3,000 highly rated sales force employees, 18 state-of-the-art manufacturing facilities employing our proprietary technologies and know-how, and our extensive global regulatory capability. We manufacture approximately 90% of our products at our own facilities and have continued to invest in next-generation manufacturing for our products, allowing us to leverage our existing scale to manufacture novel technologies on a flexible platform at a lower cost. Our extensive sales and distribution network, supported by our market leadership position and focus on innovation and customer experience, enhances our ability to expand our geographic reach and extend our product offerings through the launch of new and innovative products worldwide.

  •
  Outstanding customer relationships and a trusted reputation for customer service, training and education. We believe that maintaining the highest levels of service excellence in our customer experience is a critical success factor in our industry. As such, in our surgical business, we have substantially increased our investment in external training, medical education and technical service. As a result of our efforts, we have achieved overall number one ratings in customer satisfaction, value, innovation, sales representatives and training and education in a third-party survey that we commissioned in 13 different markets, representing 80% of our surgical sales, in which surgical customers were asked to rank Alcon and our key competitors in each of the specified categories without being aware the survey was commissioned by Alcon. In our vision care business, we regularly meet with eye care practitioners to gain feedback and insights on our products and consumers' needs. We also provide training support at our approximately 30 state-of-the-art interactive training centers around the world, as well as through numerous digital and event-based training programs that we provide for practitioners, clinical support staff, students, residents, patients and consumers. In each of our businesses, we have built and maintained our relationships with key stakeholders to establish our trusted reputation in the industry.

  •
  World leading expertise in eye care led by a first-class management team.  Our expertise in eye care is driven by our more than 70-year history in the industry and is supported by a high-quality workforce of more than 20,000 employees. We believe our institutional knowledge provides a competitive advantage because our employees' industry expertise, relationships with our customers and understanding of the development, manufacture and sale of our products helps us to better identify new customer needs, assess markets for entry and identify promising technologies. In addition, we believe the diverse experience of our management team in running complex businesses allows them to add significant value to our company. In particular, we benefit from having a management team with an extensive background in the medical device industry. Led by David J. Endicott, our Chief Executive Officer, our management team's deep knowledge of eye care has allowed us to build a more nimble medical device culture within Alcon and created excitement among our workforce for our mission.

Our Strategy

        Our going-forward strategy builds on five key pillars in order to generate sustainable and profitable growth:

  •
  Maximize the potential of our near-term portfolio by growing key products.  In surgical, we plan to build on our leading position in the IOL market through the launch of new AT-IOLs, where premium pricing drives a disproportionate 30% of IOL market value while representing only 8%

    of global IOL units sold. In addition, we expect improved diagnostics and new optical designs will address historical barriers to AT-IOL adoption to further grow this patient-pay market. We will also continue to invest behind our presbyopia-correcting PanOptix and ReSTOR IOL brands, and will continue to invest in our vitreoretinal equipment and consumables, where we also see meaningful opportunities for near-term growth. In vision care, we intend to maintain and grow our leading position in most of our product categories through increased eye care professional and consumer education, supported by continuous production innovation. For example, we believe that the expanding presbyopia market represents a multibillion dollar opportunity. We intend to further grow our DAILIES TOTAL1 family of products by increasing awareness among presbyopic patients to accelerate growth of multifocal sales and by capitalizing on the general market shift to daily disposables. We also aim to expand the dry eye product market by leveraging our well-recognized Systane family of eye drops and increasing investment in dry eye education and awareness, where we see a significant unmet need and an opportunity for robust market growth.

  •
  Accelerate innovation and deliver the next wave of technologies.  We are committed to accelerating innovation by continuing to be one of the market leaders in investment in ophthalmic research and development. The R&D activities of our surgical business are focused on expanding our AT-IOL portfolio to further improve surgical and refractive outcomes, including through the use of advanced optics, light adjustable materials, accommodating lenses and modular platforms. We are also developing next-generation lasers, robotics and other equipment for cataract, vitreoretinal and laser-refractive surgery, as well as improved visualization equipment. In our vision care business, our focus is on developing and launching new contact lens materials, coatings and designs to extend our product lines and improve patient comfort, as well as on new products to expand our portfolio of presbyopia and ocular health products. Finally, we expect to continue to supplement our internal innovation investments by identifying and executing on attractive acquisition, licensing and collaboration opportunities with leading academic institutions and early-stage companies.

  •
  Capture opportunities to expand markets and pursue adjacencies.  We believe there is a significant opportunity for growth in markets around the world due to under-penetration of both premium surgical devices, such as AT-IOLs, and of our vision care portfolio. For example, AT-IOL penetration in international markets was approximately 6% in 2017, as compared to 14% in the U.S. Similarly, contact lens penetration in international markets was approximately 3% in 2017, as compared to 15% in the U.S., demonstrating significant potential for future growth. We intend to facilitate this growth by continued investment in promotion and customer education across all of our markets. In emerging markets in particular, we believe that the growing number of eye care professionals and dedicated eye hospitals, increased levels of affluence, improving technology access and better patient awareness will increase the adoption of our products. In addition, we believe we have significant opportunities to expand into adjacent product categories in which Alcon has not significantly participated in the past, through a combination of internal development efforts and potential bolt-on mergers and acquisitions activity. These opportunities include office-based diagnostics, surgical visualization, solutions for myopia control and consumer driven ocular health products, where we expect our eye care expertise and global commercial footprint will allow us to attract and retain new customers.

  •
  Support new business models to expand customer experience.  In surgical, we intend to continue to identify new business models that benefit healthcare providers and improve access to leading Alcon products and technologies. For example, we are pursuing value-based business models that reward improved patient outcomes, as well as models that contract the entire procedure versus individual products. In vision care, where e-commerce entries have created some disruption of traditional sales channels, we believe that digital technology can address pain points experienced in existing paths to purchase. We intend to continue investing and innovating in digital capabilities to develop new business models in response to channel shifts and the increase in direct-to-consumer influence.

  •
  Leverage infrastructure to improve operating efficiencies and margin profile over time.  With the significant organizational and infrastructure investments we have made over the last several years, we believe we have established a stable foundation that will allow us to continue to enhance the productivity of our commercial resources and meaningfully improve our core operating income margins over time. Further, we intend to improve the mix of our products, implement further supply chain efficiency initiatives and support new lower-cost manufacturing platforms to drive future operating profit and cash flows.

History of Company

        Alcon was originally founded in 1945 by pharmacists Robert Alexander and William Conner, who opened a small pharmacy under the "Alcon" name in Fort Worth, Texas. In 1947, Alcon Laboratories, Inc. was first incorporated and began manufacturing specialty pharmaceutical products to address ocular health needs. In the succeeding years, Alcon began operating internationally with the opening of an office in Canada and first formed its surgical division.

        In 1977, Alcon was acquired by a subsidiary of Nestlé organized under the laws of Switzerland, and operated as a wholly owned subsidiary of Nestlé until 2002. In 2001, the name of the entity was officially changed to Alcon, Inc. and, on March 20, 2002, Nestlé completed an initial public offering of approximately 25% of the outstanding common shares of Alcon, Inc. From March 20, 2002 until its merger into Novartis, Alcon was publicly listed and traded on the New York Stock Exchange under the symbol "ACL".

        On April 6, 2008, Nestlé and Novartis entered into an agreement pursuant to which Nestlé agreed to sell approximately 25% of its Alcon shares to Novartis, with an option for Novartis to acquire Nestlé's remaining shares in Alcon beginning in 2010. This sale was consummated on July 7, 2008. On January 3, 2010, Novartis announced it was exercising its option to purchase the remaining approximately 52% of the total outstanding Alcon shares owned by Nestlé and submitted a merger proposal to acquire the approximately 23% of Alcon shares that were publicly traded. Upon consummation of the purchase from Nestlé on August 25, 2010, Novartis owned an approximate 77% interest in Alcon. On December 14, 2010, Novartis entered into a definitive agreement to merge Alcon into Novartis in consideration for Novartis shares and a contingent value amount. On April 8, 2011, a Novartis Extraordinary General Meeting approved the merger with Alcon, creating the Alcon Division within Novartis (the "Alcon Division"), which at the time became the fifth reported segment in the strategically diversified Novartis healthcare portfolio. In connection with the Novartis acquisition of Alcon, Novartis also merged its then-existing contact lens and contact lens care unit, CIBA Vision, and certain of its ophthalmic pharmaceutical products into Alcon, making the Alcon Division the second-largest division of Novartis at the time of merger, and moved the generic ophthalmic pharmaceutical business conducted by Alcon prior to the merger into the Sandoz Division of Novartis. In 2016, Novartis moved the management and reporting of Alcon ophthalmic pharmaceutical and over-the-counter ocular health products to its Innovative Medicines Division. Subsequently, effective January 1, 2018, Novartis returned to Alcon the management and reporting of over-the-counter ophthalmic products and certain surgical diagnostic medications previously transferred from Alcon in 2016.

        In early 2017, Novartis announced a strategic review of its Alcon Business to explore all options for its future, ranging from retention or sale of the business to the separation of the business via an initial public offering or spin-off transaction, in order to maximize value for its shareholders. Following the completion of such review in 2018, Novartis concluded that a spin-off transaction would be in the best interests of Novartis shareholders. Novartis conducted its strategic review during the course of 2017 and early 2018, with the key criteria for a final decision and timing being continued Alcon sales growth and margin improvement, which needed to have been demonstrated for multiple quarters in the judgment of the Novartis Board and management. On June 29, 2018, Novartis announced its intention to seek shareholder approval for the spin-off of its Alcon Business, following the complete legal and structural separation of Alcon into a standalone company.

Separation from Novartis

        Since our acquisition by Novartis in 2011, we have operated as a division within Novartis. Before or substantially concurrently with the separation and the spin-off, Novartis will transfer to us substantially all of the assets and liabilities of its eye care devices business, consisting of our surgical and vision care businesses. In addition, before or substantially concurrently with the spin-off, we and Novartis intend to enter into, or have entered into, a series of agreements that will provide a framework for our ongoing relationship. For a description of these agreements, see "Item 7. Major Shareholders and Related Party Transactions—7.B. Related Party Transactions—Agreements Between Novartis and Us".

        In connection with the separation and the spin-off, Alcon will apply to list its shares on the SIX and the NYSE and will register its shares with the SEC under applicable U.S. federal securities laws and, subject to the receipt of necessary authorizations, the completion of legal formalities and the satisfaction of the conditions precedent, Novartis will distribute to its shareholders all of the Alcon shares it holds immediately prior to the spin-off, in proportion to their share ownership in Novartis based on a ratio of                        shares of Alcon for every                         shares of Novartis or                         Novartis ADRs.

Reasons for the Separation and Spin-off

        On June 29, 2018, Novartis announced that its strategic review of the Alcon Business had concluded that the separation of the Alcon Business from the remainder of its businesses would be in the best interests of Novartis and its shareholders and that the Novartis Board of Directors (the "Novartis Board") intends to seek shareholder approval for the spin-off at the Novartis Annual General Meeting of shareholders expected to be held in Basel, Switzerland on February 28, 2019 (the "Novartis AGM"). We and Novartis believe that the separation and the spin-off will provide a number of benefits to our business, to the business of Novartis and to Novartis shareholders. A wide variety of factors were considered by Novartis and the Novartis Board in their initial evaluation of the proposed separation and the spin-off, including the following potential benefits:

  •
  enhanced strategic and management focus;

  •
  creation of a more nimble medical device company with ability to quickly focus on innovating products to meet the needs of the market;

  •
  distinct investment identity;

  •
  more efficient allocation of capital;

  •
  direct access to capital markets; and

  •
  alignment of incentives with performance objectives.

        Novartis and the Novartis Board also considered a number of potentially negative factors in their initial evaluation of the potential separation and spin-off, including the following:

  •
  disruptions to the business as a result of the separation;

  •
  increased significance of certain costs and liabilities and impact of certain stranded costs;

  •
  one-time costs of the separation and spin-off;

  •
  inability to realize anticipated benefits of the separation and spin-off; and

  •
  covenants and obligations of Alcon pursuant to the Separation and Distribution Agreement, the Tax Matters Agreement and other agreements entered into in connection with the separation.

        We describe the factors considered by Novartis and the Novartis Board in greater detail under "Item 4. Information on the Company—4.A. History and Development of the Company—The Spin-off—Reasons for the Spin-off". In addition, the completion of the spin-off remains subject to the satisfaction, or waiver by the Novartis Board, of a number of conditions, including the recommendation by the Novartis Board of the implementation of the spin-off to the Novartis shareholders for approval and the approval of the spin-off by Novartis shareholders. See "Item 4. Information on the Company—4.A. History and Development of the Company—The Spin-off—Conditions to the Spin-off" for additional detail.

Risks Associated with Our Business and the Separation

        Our business is subject to numerous risks, including:

  •
  uncertainties regarding the commercial success of our products and our ability to maintain our position in the markets in which we compete;

  •
  our ability to keep pace with the advances in the highly competitive eye care devices market, including the impact of competitive market entries, new therapies and new business models that may disrupt traditional sales channels;

  •
  the success of our research and development efforts;

  •
  uncertainties regarding the success of our separation and spin-off from Novartis, including our ability to establish the infrastructure needed to operate as a standalone company without significant management distraction or business disruption;

  •
  pricing pressure from changes in third-party coverage and reimbursement methodologies and potential regulatory price controls;

  •
  general political, economic and trade conditions, including uncertainties regarding the effects of ongoing instability in various parts of the world;

  •
  consolidation among our distributors and retailers;

  •
  uncertainties regarding actual or potential legal proceedings, including, among others, actual or potential product liability litigation, litigation and investigations regarding sales and marketing practices, intellectual property disputes and government investigations generally;

  •
  potential product recalls or voluntary market withdrawals in connection with new information about our products, such as defects or unanticipated use of our products;

  •
  regulatory actions or delays or government regulation generally;

  •
  changes in tax laws;

  •
  the potential volatility in the price of our shares;

  •
  uncertainties regarding future sales or dispositions of our shares;

  •
  other developments affecting us, our industry or our competitors; and

  •
  the other factors described in the "Risk Factors" section of this Form 20-F.

        Neither Alcon nor Novartis can assure you that, following the separation and spin-off, any of the benefits described in this Form 20-F will be realized to the extent or at the time anticipated or at all. For additional information, please read carefully the risks described under "Item 3. Key Information—3.D. Risk Factors" beginning on page 38 of this Form 20-F.

Corporate Information

        Alcon is a stock corporation (Aktiengesellschaft) organized under the laws of Switzerland in accordance with article 620 et seq. of the Swiss Code of Obligations ("Swiss CO") and registered with the commercial register of the Canton of Fribourg, Switzerland (the "Swiss Register"), under registration number CHE-234.781.164. Alcon is registered in the Swiss Register under each of Alcon AG, Alcon SA and Alcon Inc., all of which are stated in our Articles of Incorporation as our corporate name. Alcon was formed by Novartis in connection with our separation from Novartis, for an unlimited duration, effective as of the date of the registration of Alcon in the Swiss Register on September 21, 2018.

        Alcon is domiciled in Fribourg, Switzerland and our registered office is currently located at Rue Louis-d'Affry 6, 1701 Fribourg, Switzerland. Our headquarters is currently located in Geneva, Switzerland at the following address: Chemin de Blandonnet 8, 1214 Vernier, Geneva, Switzerland. Our telephone number is                        . Our principal website is                        . The information contained on our website is not a part of this Form 20-F.

Implications of Being a Foreign Private Issuer

        Upon consummation of the spin-off, we will report under the Securities Exchange Act of 1934, as amended (the "Exchange Act") as a non-U.S. company with foreign private issuer, or FPI, status. As long as we qualify as a foreign private issuer under the Exchange Act we will be exempt from certain provisions of the Exchange Act that are applicable to U.S. domestic public companies, including:

  •
  the sections of the Exchange Act regulating the solicitation of proxies, consents or authorizations in respect of a security registered under the Exchange Act;

  •
  the sections of the Exchange Act requiring insiders to file public reports of their stock ownership and trading activities and liability for insiders who profit from trades made in a short period of time; and

  •
  the rules under the Exchange Act requiring the filing with the SEC of quarterly reports on Form 10-Q containing unaudited financial and other specified information, or current reports on Form 8-K, upon the occurrence of specified significant events.

Summary Historical and Pro Forma Combined Financial Information

        The following table sets forth summary financial information for the periods and dates indicated below and should be read together with our combined financial statements and related notes, our unaudited pro forma combined financial information and related notes, "Item 3. Key Information—3.B. Capitalization and Indebtedness" and "Item 5. Operating and Financial Review and Prospects" appearing elsewhere in this Form 20-F. We derived the summary historical income statement data for the years ended December 31, 2017, 2016 and 2015 and the summary historical balance sheet data as of December 31, 2017, 2016 and 2015 from our combined financial statements and related notes appearing elsewhere in this Form 20-F. The summary historical income statement data for the nine months ended September 30, 2018 and 2017 and the summary historical balance sheet as of September 30, 2018 are derived from unaudited condensed combined interim financial statements and related notes appearing elsewhere in this Form 20-F. The unaudited condensed combined interim financial statements have been prepared on a basis consistent with the basis on which the audited combined financial statements have been prepared. In the opinion of Alcon management, the unaudited condensed combined interim financial statements include all adjustments, consisting only of normal recurring adjustments, necessary for a fair statement of such data. These interim results are not necessarily indicative of results to be expected for the full year.

        The summary unaudited pro forma combined financial information will be prepared to reflect adjustments to our historical financial results in connection with the separation and the spin-off. We will derive the summary unaudited pro forma combined income statement data for the nine months ended September 30, 2018 and the summary unaudited pro forma combined balance sheet data as of September 30, 2018 from our unaudited pro forma combined financial information that will appear elsewhere in this Form 20-F. The unaudited pro forma combined income statement data will give effect to the separation and the spin-off as if these transactions had occurred at the beginning of our most recently completed fiscal year. The unaudited pro forma combined balance sheet data will give effect to the separation and the spin-off as if these transactions had occurred as of our latest balance sheet date. The assumptions used, and pro forma adjustments derived from such assumptions, will be based on currently available information and we believe such assumptions are reasonable under the circumstances. See our unaudited pro forma combined financial information and related notes appearing elsewhere in this Form 20-F.

        The summary unaudited pro forma combined financial information will not necessarily be indicative of our results of operations or financial condition had the spin-off and our anticipated post-separation capital structure been completed and implemented on the dates assumed. In addition, the summary financial data is not intended to replace our combined financial statements and related notes. Our historical results could differ from those that would have resulted if we operated autonomously or as an entity independent of Novartis in the periods for which historical financial data is presented below, and such results are not necessarily indicative of results that may be expected in the future.

        For additional details regarding the preparation of our combined financial statements and unaudited pro forma combined financial information, please see "Item 5. Operating and Financial Review and Prospects—5.A. Operating Results—Basis of Preparation", "Note 2. Basis of Preparation" to our combined financial statements and the notes to our unaudited pro forma combined financial information appearing elsewhere in this Form 20-F.

        We prepare our combined financial statements in accordance with IFRS, as issued by the IASB.

	Nine Months Ended September 30,			Year Ended December 31,
	Pro Forma 2018
		2018	2017	2017	2016	2015
($ millions unless indicated otherwise)
Income Statement Data:
Net sales to third parties		5,360	5,025	6,785	6,589	6,751
Operating (loss)/income		(173)	(20)	(77)	10	417
Interest expense		(19)	(22)	(27)	(31)	(18)
Other financial income and expense		(21)	(17)	(23)	(92)	(48)

(Loss)/income before taxes		(213)	(59)	(127)	(113)	351

Taxes		59	(14)	383	(57)	(43)

Net income		(154)	(73)	256	(170)	308

Basic earnings per share ($)		N/A	N/A	N/A	N/A	N/A
Diluted earnings per share ($)		N/A	N/A	N/A	N/A	N/A

	At September 30,		At December 31,
	Pro Forma 2018
		2018	2017	2016	2015
($ millions)
Balance Sheet Data:
Cash and cash equivalents		139	172	162	285
Total assets		26,483	27,388	27,740	28,202
Total debt(1)		144	149	249	287
Invested capital		22,282	23,029	23,012	23,637

(1)
Total debt is calculated based on the sum of our total current financial debt and total non-current financial debt. For additional information, see our combined financial statements appearing elsewhere in this Form 20-F.

        The following table sets forth certain other income statement data, including net sales by segment and certain margin data.

	Nine Months Ended September 30,			Year Ended December 31,
	Pro Forma 2018
		2018	2017	2017	2016	2015
($ millions unless indicated otherwise)
Other Income Statement Data:
Net sales by segment
Surgical		2,972	2,734	3,733	3,606	3,737
Vision Care		2,388	2,291	3,052	2,983	3,014
Gross profit		2,313	2,384	3,204	3,111	3,247
Margin data
Gross profit margin (%)		43.2	47.4	47.2	47.2	48.1
Operating income margin (%)		(3.2)	(0.4)	(1.1)	0.2	6.2

        The following table sets forth certain core financial data, which consists of financial measures that have not been prepared in accordance with IFRS, and should be read together with our combined financial statements and related notes and "Item 5. Operating and Financial Review and Prospects" appearing elsewhere in this Form 20-F. These non-IFRS financial measures should be viewed in addition to, and not as a substitute for, our reported results prepared in accordance with IFRS. For definitions and reconciliations of the non-IFRS financial measures presented below to the most comparable financial measures in accordance with IFRS, please refer to "Item 5. Operating and Financial Review and Prospects—5.A. Operating results—Non-IFRS Measures as Defined by the Company".

	Nine Months Ended September 30,			Year Ended December 31,
	Pro Forma 2018
		2018	2017	2017	2016	2015
($ millions unless indicated otherwise)
Core financial data:
Core gross profit		3,415	3,139	4,211	4,123	4,254
Core gross profit margin (%)		63.7	62.5	62.1	62.6	63.0
Core operating income		953	816	1,086	1,128	1,506
Core operating income margin (%)		17.8	16.2	16.0	17.1	22.3
Core net income		783	679	908	922	1,281
Basic core earnings per share ($)		N/A	N/A	N/A	N/A	N/A
Diluted core earnings per share ($)		N/A	N/A	N/A	N/A	N/A

The Spin-off

Overview

        On June 29, 2018, Novartis announced its intention to seek shareholder approval for the spin-off of its Alcon Business following the complete legal and structural separation of Alcon, which is currently a wholly owned subsidiary of Novartis that was formed to hold the Novartis eye care devices business. The separation of Alcon from Novartis and the distribution of the Alcon shares described in this Form 20-F are intended to provide Novartis shareholders with equity investments in two separate, independent public companies that will be able to focus on each of their respective businesses. Novartis and Alcon expect that the separation and spin-off will result in enhanced long-term performance of each business for the reasons discussed in "Item 4. Information on the Company—4.A. History and Development of the Company—The Spin-off—Reasons for the Spin-off".

        To enable the separation, prior to the spin-off, Novartis will complete a series of internal transactions described under "Item 7. Major Shareholders and Related Party Transactions—7.B. Related Party Transactions—Agreements Between Novartis and Us" or the "Internal Transactions". Novartis will subsequently distribute all of the Alcon shares held by Novartis immediately prior to the spin-off to Novartis shareholders in the spin-off and Alcon, holding the Alcon Business, will become an independent, publicly traded company.

        Prior to completion of the spin-off, Alcon intends to enter into a Separation and Distribution Agreement and several other agreements with Novartis related to the separation and the spin-off. These agreements will govern the relationship between Novartis and Alcon up to and after completion of the spin-off and allocate between Novartis and Alcon various assets, liabilities and obligations, including employee benefits, intellectual property and tax-related assets and liabilities. See "Item 7. Major Shareholders and Related Party Transactions—7.B. Related Party Transactions" for more detail.

        Completion of the spin-off is subject to the satisfaction, or waiver by the Novartis Board, of a number of conditions. See "Item 4. Information on the Company—4.A. History and Development of the Company—The Spin-off" for more detail.

Questions and Answers about the Spin-off

        The following provides only a summary of and certain questions relating to the terms of the spin-off. You should read the section entitled "Item 4. Information on the Company—4.A. History and Development of the Company—The Spin-off" below in this Form 20-F for a more detailed description of the matters identified below.

Q:
Why am I receiving this document?

A:
Novartis has made this document available to you because you are a holder of Novartis shares or ADRs. If you hold or have acquired and do not sell or otherwise dispose of your Novartis shares or ADRs prior to the close of business on                    , 2019, you will be entitled to receive            Alcon shares for each of your              Novartis shares or             Novartis ADRs. An application will be made to list the Alcon shares on the SIX and the NYSE. This document will help you understand how the separation and distribution will affect your investment in Novartis and your investment in Alcon after the spin-off.

Q:
How will the spin-off of Alcon from Novartis work?

A:
To accomplish the spin-off, Novartis will distribute all of the Alcon shares held by Novartis to holders of Novartis shares and ADRs on a pro rata basis. You will not receive fractional Alcon shares and will instead receive cash upon the sale of the aggregated fractional shares in lieu of any fractional shares. For more information, see "Item 4. Information on the Company—4.A. History and Development of the Company—The Spin-off—Treatment of Fractional Shares". Following the spin-off, Alcon will be an independent, publicly traded company, and Novartis will not retain any ownership interest in Alcon. See also "Item 7. Major Shareholders and Related Party Transactions—7.A. Major Shareholders".

Q:
Why is the separation of Alcon structured as a spin-off?

A:
Novartis believes that a tax-neutral distribution for Swiss withholding and income tax and U.S. federal income tax purposes of all Alcon shares held by Novartis to the Novartis shareholders is an efficient way to separate its eye care devices business in a manner that will create long-term value for Novartis, Alcon and their respective shareholders.

Q:
When will Alcon shares begin to trade on a standalone basis?

A:
Alcon will become a standalone public company, independent of Novartis, on                    , 2019, and Alcon shares will commence trading on a standalone basis on the SIX and the NYSE at market open on                    , 2019 (9:00 AM Central European Time on the SIX and 9:30 AM Eastern Standard Time on the NYSE). Alcon shares will be able to be traded and transferred across applicable borders without the need for conversion, with identical shares to be traded on the SIX in CHF and on the NYSE in USD. See also "Item 4. Information on the Company—4.A. History and Development of the Company—The Spin-off—Listing and Trading of our Shares".

Q:
What will be the ticker symbol of the Alcon shares that Novartis shareholders will receive in the spin-off?

A:
Alcon shares will trade on the SIX and the NYSE under the ticker symbol "ALC".

Q:
When will Novartis shares and ADRs cease to trade including the right to receive Alcon shares?

A:
The last day of trading of Novartis shares and ADRs including the right to receive Alcon shares on the SIX and the NYSE, respectively, will be                    , 2019. This means that any Novartis shares or ADRs that you hold or acquire and do not sell or otherwise dispose of prior to the close of business on                    , 2019 will include the right to receive Alcon shares.

Q:
If I sell my Novartis shares or ADRs on or before                    , 2019, will I still be entitled to receive Alcon shares in the spin-off?

A:
If you sell your Novartis shares or ADRs before the close of business on                    , 2019, you will not be entitled to receive Alcon shares in the distribution. If you hold or have acquired and do not sell or otherwise dispose of your Novartis shares or ADRs prior to the close of business on                    , 2019 and decide to sell them after such time, you will still be entitled to receive Alcon shares in the distribution. You should discuss these options with your bank, broker or other nominee.

See "Item 4. Information on the Company—4.A. History and Development of the Company—The Spin-off—When and How You Will Receive Alcon Shares" for more information.

Q:
When will Novartis shares and ADRs commence trading excluding the right to receive Alcon shares?

A:
Novartis shares and ADRs will commence trading on a standalone basis without the right to receive Alcon shares on the SIX and the NYSE, respectively, on                     , 2019. This means if you purchase a Novartis share or ADR on or after                    , 2019, the Novartis

    share or ADR will reflect an ownership interest solely in Novartis and will not include the right to receive any Alcon shares in the spin-off.

Q:
What do I have to do to participate in the spin-off?

A:
Holders of Novartis shares or ADRs held in book-entry form with a bank or broker and holders of registered Novartis ADRs.    If you hold or have acquired and do not sell or otherwise dispose of your Novartis shares or ADRs prior to the close of business on                    , 2019, you will not be required to take any action, pay any cash, deliver any other consideration, or surrender any existing Novartis shares or ADRs in order to receive Alcon shares in the spin-off, but we urge you to read this Form 20-F carefully.

Holders of Novartis physical share certificates (Heimverwahrer).    Following the Novartis AGM, all registered Novartis shareholders holding physical share certificates who have previously provided a valid mailing address to Novartis will have received a notice with instructions on how to receive Alcon shares in the spin-off. If you have not received such a notice from Novartis by                    , 2019, please contact the Novartis Share Registry by telephone at +41 61 324 7204 or by email at share.registry@novartis.com. For more information, see "Item 4. Information on the Company—4.A. History and Development of the Company—The Spin-off—When and How You Will Receive Alcon Shares", as well as "—Where can I get more information?" below.

The spin-off will not affect the number of outstanding Novartis shares or ADRs or any rights of Novartis shareholders, although it will affect the market value of each outstanding Novartis share and ADR. See "—Will the spin-off affect the trading price of my Novartis shares or ADRs?" below.

At the Novartis AGM expected to be held in Basel, Switzerland on February 28, 2019, the Novartis Board intends to seek the approval of the Novartis shareholders to consummate the spin-off on the terms described in this Form 20-F.

Q:
Will there be any "when-issued" trading of Alcon shares or any "ex-distribution" trading of Novartis shares or ADRs before                    , 2019?

A:
There will not be any trading of Alcon shares on a "when-issued" basis or any "ex-distribution" trading of Novartis shares or ADRs before                    , 2019. This means that Alcon shares will not trade separately from Novartis shares or ADRs prior to                    , 2019 and any Novartis share or ADR purchased or sold up to the close of business on                     , 2019 will include the right to receive Alcon shares in the spin-off.

Q:
How does the spin-off impact conversion of Novartis ADRs into ordinary shares?

A:
, 2019 is the last date on which Novartis ADR holders can convert their ADRs into Novartis shares before completion of the spin-off and vice versa.                     , 2019 is also the last date for Novartis ADR holders to directly register or de-register their Novartis ADRs with the Novartis ADR depositary, J.P. Morgan, before the completion of the spin-off. From and after                    , 2019, holders of Novartis ADRs will again be able to convert their Novartis ADRs into Novartis shares and directly register or de-register their Novartis ADRs with J.P. Morgan. See "Item 4. Information on the Company—4.A. History and Development of the Company—The Spin-off—When and How You Will Receive Alcon Shares".

Q:
How many Alcon shares will I receive in the spin-off?

A:
Novartis will distribute to you            Alcon shares for every             Novartis shares or             Novartis ADRs that you hold or have acquired and do not sell or otherwise dispose of

    prior to the close of business on                    , 2019. The total number of Alcon shares that Novartis will distribute will depend on the total number of issued Novartis shares (excluding treasury shares held by Novartis and its subsidiaries) as of                    , 2019. The Alcon shares that Novartis distributes will constitute all of the Alcon shares held by Novartis immediately prior to the spin-off. For additional information on the distribution, see "Item 4. Information and Development of the Company—4.A. History and Development of the Company—The Spin-off—When and How You Will Receive Alcon Shares", and for additional information on the expected share capital of Alcon following the spin-off, including the treasury shares expected to be held by Alcon at the time of the spin-off, see "Item 10. Additional Information—10.A. Share Capital".

Q:
How will fractional shares be treated in the spin-off?

A:
Novartis will not distribute any fractional Alcon shares in connection with the spin-off. Instead, except as otherwise described in "Item 4. Information on the Company—4.A. History and Development of the Company—The Spin-off—Treatment of Fractional Shares", UBS, as the Swiss settlement agent, will aggregate all fractional shares that Novartis shareholders would otherwise have been entitled to receive and that have been notified to UBS by any of Computershare Trust Company, N.A., the U.S. distribution agent, the Novartis Share Registry or the relevant deposit banks through SIX SIS AG ("SIX SIS") into whole shares and sell the whole shares in the open market at prevailing market prices. The aggregate net cash proceeds of the sales will be distributed pro rata to the relevant holders that would otherwise have been entitled to receive the fractional shares (based on the fractional share each such holder would otherwise be entitled to receive) on or around                    , 2019. Recipients of cash in lieu of fractional shares will not be entitled to any interest on the amounts of payment made in lieu of fractional shares. The receipt of cash in lieu of fractional shares will generally be taxable to the recipient shareholders for U.S. federal income tax purposes and will, in certain circumstances, be taxable to the recipient shareholders for Swiss income tax purposes, as described in greater detail in "Item 4. Information on the Company—4.A. History and Development of the Company—The Spin-off—Material U.S. Federal Income Tax Consequences of the Spin-off" and "—Swiss Tax Consequences of the Spin-off". See "Item 4. Information on the Company—4.A. History and Development of the Company—The Spin-off—Treatment of Fractional Shares" for more detail.

Q:
What will happen to the listing of Novartis shares and ADRs?

A:
After the spin-off, Novartis shares will continue to trade on the SIX under the symbol "NOVN" and Novartis ADRs will continue to trade on the NYSE under the symbol "NVS".

Q:
Will the number of Novartis shares or ADRs I own change as a result of the spin-off?

A:
No, the number of Novartis shares or ADRs you own will not change as a result of the spin-off.

Q:
Will the spin-off affect the trading price of my Novartis shares or ADRs?

A:
Yes. As a result of the spin-off, Novartis expects the trading prices of Novartis shares and ADRs at market open on                    , 2019 to be lower than the trading prices at market close on                    , 2019, because the trading prices will no longer reflect the value of the Alcon Business. There can be no assurance that the aggregate market value of the Novartis shares or ADRs and the Alcon shares following the spin-off will be higher than, equal to or lower than the market value of Novartis shares or ADRs if the spin-off did not occur. This means, for example, that the combined trading prices of one Novartis share or ADR and

    Alcon shares after market open on                    , 2019 (representing the number of Alcon shares to be received per every one Novartis share or ADR in the distribution) may be equal to, greater than or less than the trading price of one Novartis share or ADR before                    , 2019. In addition, following the close of business on                    , 2019 but before the commencement of trading on                    , 2019, your Novartis shares and ADRs will reflect an ownership interest solely in Novartis and will not include the right to receive any Alcon shares in the spin-off, but may not yet accurately reflect the value of such Novartis shares or ADRs excluding the Alcon Business.

Q:
What is the expected date of completion of the spin-off?

A:
It is expected that the Alcon shares that eligible holders of Novartis shares or ADRs are entitled to receive in the spin-off will begin trading separately from Novartis shares and ADRs on                    , 2019. This is the date that Alcon will become a standalone public company, independent of Novartis. However, the completion and timing of the separation and spin-off are dependent upon a number of conditions and no assurance can be provided as to the timing of the separation or the spin-off or that all conditions to the spin-off will be met.

Q:
What are the conditions to the spin-off?

A:
We expect that the separation and the spin-off will be effective on                    , 2019, provided that the following conditions shall have been satisfied or waived by Novartis:

•
the recommendation by the Novartis Board of the implementation of the spin-off to the Novartis shareholders for approval;

•
the authorization and approval of the spin-off by Novartis shareholders;

•
the receipt of the written opinion of Cravath, Swaine & Moore LLP by Novartis that, subject to the accuracy of and compliance with certain representations, warranties and covenants, the distribution should qualify for non-recognition of gain and loss under Section 355 of the Internal Revenue Code of 1986, as amended (the "Code");

•
the receipt by Novartis of the rulings from the Swiss Federal Tax Administration and the tax administrations of the Canton of Basel-Stadt and the Canton of Fribourg, respectively, each addressing the relevant Swiss tax consequences of the separation and spin-off and the ruling from the U.S. Internal Revenue Service, addressing the relevant U.S. federal income tax consequences of the separation and spin-off;

•
the Alcon shares to be distributed having been accepted for listing on the SIX and the NYSE as from                    , 2019 (subject to technical deliverables only);

•
the SEC declaring this Form 20-F effective under the Exchange Act, and no stop order suspending the effectiveness of this Form 20-F being in effect and no proceedings for that purpose being pending before or threatened by the SEC;

•
no order, injunction or decree issued by any governmental authority of competent jurisdiction or other legal restraint or prohibition preventing consummation of the spin-off being in effect, and no other event outside the control of Novartis having occurred or failed to occur that prevents the consummation of the spin-off (including, but not limited to, Novartis not being able to complete the Internal Transactions due to elements outside of its reasonable control); and

•
no other events or developments having occurred prior to                    , 2019 that, in the judgment of the Novartis Board, would result in the spin-off having a material adverse effect (including, but not limited to, material adverse tax consequences or risks) on Novartis or its shareholders.

    Following such time as the Novartis shareholders authorize and approve the spin-off, Novartis does not currently expect to waive any of the conditions to the spin-off. Novartis and Alcon cannot assure you that any or all of the above or any of the other conditions to the spin-off will be met. See also "—Can Novartis decide to cancel the spin-off of Alcon shares even if all the conditions are met?" below and, for a complete discussion of all of the conditions to the spin-off, see "Item 4. Information on the Company—4.A. History and Development of the Company—The Spin-off—Conditions to the Spin-off".

Q:
Can Novartis decide to cancel the spin-off of Alcon shares after AGM approval, even if all the conditions are met?

A:
No. The separation is subject to the satisfaction or waiver of certain conditions. If all of such conditions have been satisfied or waived in a timely manner, Novartis does not have the right to subsequently terminate the planned distribution. In addition, following such time as the shareholders of Novartis authorize the Novartis Board to consummate the spin-off at the Novartis AGM expected to be held in Basel, Switzerland on February 28, 2019, Novartis will be required to take such reasonable actions as are within its control to satisfy the conditions to the spin-off. See also "Item 4. Information on the Company—4.A. History and Development of the Company—The Spin-off—Conditions to the Spin-off".

Q:
What if I want to sell my Novartis shares or ADRs or my Alcon shares?

A:
You should consult with your custodian bank or broker or other financial advisors and/or your tax advisors.

Q:
What are the Swiss tax and U.S. federal income tax consequences to me of the spin-off?

A:
The spin-off should qualify as a tax-neutral transaction for Swiss tax purposes and for nonrecognition of gain and loss under Section 355 of the Code for U.S. federal income tax purposes. Accordingly, except with respect to the receipt of cash in lieu of fractional shares or cash due to holders of physical shares certificates (Heimverwahrer) in certain circumstances, no gain or loss should be recognized by, or be includible in the income of, a Swiss Holder or a U.S. Holder (each as defined below) as a result of the spin-off. Additionally, no Swiss withholding tax should apply on the distribution of Alcon shares in the spin-off. For Swiss tax and U.S. federal income tax purposes, the aggregate tax basis of your Novartis shares (including shares held in the form of ADRs) and the Alcon shares you receive in the spin-off should be the same as the aggregate tax basis of the Novartis shares you held immediately before the spin-off, and for U.S. federal income tax purposes the aggregate tax basis will be allocated between your Novartis shares and the Alcon shares you receive in the spin-off in proportion to the relative fair market value of each on                    , 2019.

See "Item 4. Information on the Company—4.A. History and Development of the Company—The Spin-off——Material Swiss Tax Consequences of the Spin-off" and "—Material U.S. Federal Income Tax Consequences of the Spin-off" for more information regarding the material tax consequences to Swiss Holders and U.S. Holders of the spin-off (including the respective definitions of "Swiss Holder" and "U.S. Holder").

Q:
Who will manage Alcon after the spin-off?

A:
Alcon benefits from having in place a management team with an extensive background in the medical device industry and the Alcon surgical and vision care businesses. Led by David J.

    Endicott, the Chief Executive Officer of Alcon, the Alcon management team possesses deep knowledge of, and extensive experience in, its industry. For more information regarding the Alcon management team and leadership structure, see "Item 6. Directors, Senior Management and Employees—6.A. Directors and Senior Management—Senior Management".

Q:
How can I exercise my voting rights in Alcon after the spin-off?

A:
After the spin-off, each Alcon share will be entitled to one vote at any General Meeting of Alcon shareholders. However, voting rights may only be exercised for shares registered on the Alcon share register on the record date for the relevant General Meeting. See "Item 10—Additional Information—10.B. Memorandum and Articles of Association—Shareholder Rights". Alcon shareholders that hold their shares as book-entry shares via the SIX SIS or through the facilities of the DTC should contact their custodian, bank, broker or other nominee for more information on how to register and vote their Alcon shares following the spin-off. Novartis shareholders registered on the Novartis share register will not automatically be registered on Alcon's share register, but to facilitate prompt registration following the spin-off, Alcon will receive data from the Novartis share register. In case you do not want Alcon to receive your data from the Novartis share register, please contact the Novartis Share Registry during regular Swiss business hours by telephone at +41 61 324 7204 or by email at share.registry@novartis.com.

Q:
Does Alcon intend to pay cash dividends?

A:
Alcon currently expects that it will pay a regular cash dividend beginning in 2020 equivalent to approximately 10% of 2019 core net income. However, while the Alcon Board of Directors (the "Alcon Board") may, in its discretion, recommend the payment of a dividend in respect of each fiscal year, the declaration, timing, and amount of any dividends to be paid by Alcon following the spin-off will be subject to the approval of the Alcon shareholders at a General Meeting of shareholders. The determination of the Alcon Board as to whether to recommend a dividend and the approval of any such proposed dividend by the Alcon shareholders will depend upon many factors, including Alcon financial condition, earnings, corporate strategy, capital requirements of its operating subsidiaries, covenants, legal requirements and other factors deemed relevant by the Alcon Board and shareholders. See "Item 8. Financial Information—8.A. Combined Statements and Other Financial Information—Dividend Policy" for more information.

Q:
Will Alcon incur any debt prior to or at the time of the spin-off?

A:
In connection with the separation and spin-off and immediately prior to the spin-off, Alcon intends to pay to Novartis approximately $             billion in cash in satisfaction of certain intercompany indebtedness owed by Alcon and its subsidiaries to Novartis and its affiliates. Alcon expects to fund such cash payment with the proceeds from $3.5 billion in debt financing that Alcon anticipates arranging immediately prior to the spin-off. See "Item 3. Key Information—3.B. Capitalization and Indebtedness" and "Item 4. Information on the Company—4.A. History and Development of the Company—The Spin-off—Conditions to the Spin-off" for more information.

Q:
What will the Alcon relationship with Novartis be following the spin-off?

A:
Alcon will enter into a Separation and Distribution Agreement with Novartis to effect the separation and provide a framework for the Alcon relationship with Novartis after the separation and spin-off. Alcon will also enter into certain other agreements with Novartis, including but not limited to a Transitional Services Agreement, an Employee Matters

    Agreement, a Tax Matters Agreement, a Manufacturing and Supply Agreement and certain other agreements. These agreements will govern the separation between Alcon and Novartis of the assets, employees, liabilities and obligations (including investments, property and employee benefits and tax liabilities) of Novartis and its subsidiaries that constitute the Alcon Business and are attributable to periods prior to, at and after the separation of Alcon from Novartis, and will govern certain relationships between Alcon and Novartis after the separation and spin-off. We describe these arrangements in greater detail under "Item 7. Major Shareholders and Related Party Transactions—7.B. Related Party Transactions—Agreements Between Novartis and Us", and describe some of the risks of these arrangements under "Item 3. Key Information—3.D. Risk Factors—Risks Related to the Separation from Novartis".

Q:
Are there risks associated with owning Alcon shares?

A:
Yes. Ownership of Alcon shares is subject to both general and specific risks relating to the Alcon business, the industry in which Alcon operates, its ongoing contractual relationships with Novartis and its status as a separate, publicly traded company. Ownership of Alcon shares is also subject to risks relating to the spin-off. Accordingly, you should carefully read the information set forth under "Item 3. Key Information—3.D. Risk Factors" in this Form 20-F.

Q:
Who will be the registrar and transfer agent for the Alcon shares?

A:
Computershare will act as registrar for the Alcon shares. Computershare Switzerland Ltd will act as the Alcon Swiss share registrar and Computershare Trust Company, N.A. will act as the Alcon U.S. share registrar and transfer agent.

Q:
Where can I get more information?

A:
Before the spin-off, if you have any questions relating to the business performance of Novartis or Alcon or the spin-off, you should contact Novartis at:

Novartis International AG

Investor Relations

P.O. Box

CH-4002 Basel, Switzerland

Tel: +41 61 324 7944

www.novartis.com/investors

After the spin-off, if you have any questions relating to Alcon business performance, you should contact Alcon at:

Alcon

Investor Relations

The Alcon investor website will be operational at or prior to the spin-off.

If you hold Novartis ADRs and have any questions with respect to mechanics of the spin-off as they relate to your ADRs, you should contact Computershare Trust Company, N.A., the Novartis U.S. ADR distribution agent for the Alcon shares for the spin-off, at:

Computershare Trust Company, N.A.

P.O. Box 505000

Louisville, KY 40233-5000

Tel:

PART I

ITEM 1.    IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISERS

1.A. DIRECTORS AND SENIOR MANAGEMENT

        For information regarding our directors and senior management, see "Item 6. Directors, Senior Management and Employees—6.A. Directors and Senior Management".

1.B. ADVISERS

        Our Swiss legal counsel is Bär & Karrer AG, Brandschenkestrasse 90, 8027 Zurich, Switzerland. Our U.S. legal counsel is Cravath, Swaine & Moore LLP, 825 Eighth Avenue, New York, New York 10019.

1.C. AUDITORS

        We have retained PricewaterhouseCoopers SA to act as our independent Registered Public Accounting Firm. The address for PricewaterhouseCoopers SA is Avenue Giuseppe-Motta 50, CH-1211 Geneva 2, Switzerland. PricewaterhouseCoopers SA is registered with the Public Company Accounting Oversight Board.

ITEM 2.    OFFER STATISTICS AND EXPECTED TIMETABLE

        Not Applicable.

ITEM 3.    KEY INFORMATION

3.A. SELECTED FINANCIAL DATA

        The following selected financial data should be read together with our combined financial statements and related notes and "Item 5. Operating and Financial Review and Prospects" appearing elsewhere in this Form 20-F. We derived the selected income statement data for the years ended December 31, 2017, 2016 and 2015 and the selected balance sheet data as of December 31, 2017, 2016 and 2015 from our combined financial statements and related notes appearing elsewhere in this Form 20-F. We derived the selected income statement data for the years ended December 31, 2014 and 2013 and the selected balance sheet data as of December 31, 2014 and 2013 from our unaudited combined financial statements and related notes not included in this Form 20-F, and prepared on a basis consistent with the audited combined financial statements for the three-year period ended December 31, 2017. The selected income statement data for the nine months ended September 30, 2018 and 2017 and the selected balance sheet data as of September 30, 2018 are derived from our unaudited condensed combined interim financial statements and related notes appearing elsewhere in this Form 20-F. The unaudited condensed combined interim financial statements have been prepared on a basis consistent with the basis on which the audited combined financial statements have been prepared. In the opinion of Alcon management, the unaudited condensed combined interim financial statements include all adjustments, consisting only of normal recurring adjustments, necessary for a fair statement of such data. These interim results are not necessarily indicative of results to be expected for the full year.

        The selected financial data in this section are not intended to replace our combined financial statements and the related notes. Our historical results could differ from those that would have resulted if we operated autonomously or as an entity independent of Novartis in the periods for which historical financial data is presented below, and such results are not necessarily indicative of the results that may be expected in the future.

        For additional details regarding the preparation of our combined financial statements, please see "Item 5. Operating and Financial Review and Prospects—5.A. Operating Results—Basis of Preparation", and "Note 2. Basis of Preparation" to our combined financial statements appearing elsewhere in this Form 20-F.

        We prepare our combined financial statements in accordance with IFRS, as issued by the IASB.

	Nine Months Ended September 30,
			Year Ended December 31,

	2018	2017	2017	2016	2015	2014	2013
($ millions)
Income Statement Data:
Net sales to third parties	5,360	5,025	6,785	6,589	6,751	7,407	7,154
Operating (loss)/income	(173)	(20)	(77)	10	417	904	474
Interest expense	(19)	(22)	(27)	(31)	(18)	(14)	(13)
Other financial income and expense	(21)	(17)	(23)	(92)	(48)	(47)	(37)

(Loss)/income before taxes	(213)	(59)	(127)	(113)	351	843	424

Taxes	59	(14)	383	(57)	(43)	(11)	(4)

Net (loss)/income	(154)	(73)	256	(170)	308	832	420

	At September 30,
		At December 31,

	2018	2017	2016	2015	2014	2013
($ millions)
Balance Sheet Data:
Cash and cash equivalents	139	172	162	285	316	273
Inventories	1,448	1,303	1,207	1,149	1,147	1,103
Other current assets	1,732	1,812	1,650	1,540	1,753	1,698
Non-current assets	23,164	24,101	24,721	25,228	26,055	26,228

Total assets	26,483	27,388	27,740	28,202	29,271	29,302

Trade payables	663	615	516	493	645	500
Other current liabilities	1,158	1,163	1,149	1,150	1,255	1,352
Non-current liabilities	2,380	2,581	3,063	2,922	2,904	2,967

Total liabilities	4,201	4,359	4,728	4,565	4,804	4,819

Invested capital	22,282	23,029	23,012	23,637	24,467	24,483

Total invested capital and liabilities	26,483	27,388	27,740	28,202	29,271	29,302

Net assets	22,282	23,029	23,012	23,637	24,467	24,483

Exchange Rates

        The following table shows, for the years and dates indicated, certain information concerning the rate of exchange of U.S. dollar per Swiss franc based on exchange rate information found on Bloomberg Market System. The exchange rate in effect on December 21, 2018 as found on Bloomberg Market System was CHF 1.00 = USD 1.00.

($ per CHF) Period	Average(1)
Year ended December 31, 2013	1.08
Year ended December 31, 2014	1.09
Year ended December 31, 2015	1.04
Year ended December 31, 2016	1.01
Year ended December 31, 2017	1.02
Nine months ended September 30, 2018	1.03

	Low(2)	High(2)
July 2018	1.00	1.01
August 2018	1.00	1.03
September 2018	1.02	1.04
October 2018	0.99	1.02
November 2018	1.00	1.00
December 2018 (through December 21, 2018)	1.00	1.01

(1)
Represents the average of the exchange rates on the last day of each month during the relevant time period.

(2)
Represents the lowest and highest, respectively, of the exchange rates on the last day of each month during the year.

3.B. CAPITALIZATION AND INDEBTEDNESS

        The following table sets forth our combined capitalization and indebtedness as of September 30, 2018 on:

  •
  an actual basis; and

  •
  an adjusted basis, to give effect to the pro forma adjustments set forth in "—Unaudited Pro Forma Combined Financial Information" below.

        The "as adjusted" information below is not necessarily indicative of what our capitalization and indebtedness would have been had the separation and related transactions been completed as of September 30, 2018. Investors should read the information in this table together with the combined financial statements and related notes to those statements appearing elsewhere in this Form 20-F, as well as the sections of this Form 20-F captioned "Item 3. Key Information—3.A. Selected Financial Data", "Item 5. Operating and Financial Review and Prospects" and "—Unaudited Pro Forma Combined Financial Information" below.

	As of September 30, 2018
($ millions)	Actual	As adjusted
Cash and cash equivalents	139

Debt
Net financial liabilities to Novartis Group(1)	31
Current financial debt	57
Non-current financial debt	87
Equity
Net parent investment	22,282

Total Capitalization	22,457

(1)
Net financial liabilities to Novartis Group is calculated based on the sum of other financial receivables from Novartis Group and other financial liabilities to Novartis Group. For additional information, see our combined financial statements appearing elsewhere in this Form 20-F.

3.C. REASONS FOR THE OFFER AND USE OF PROCEEDS

        Not applicable.

 UNAUDITED PRO FORMA COMBINED FINANCIAL INFORMATION

        Our unaudited pro forma combined financial information will consist of unaudited pro forma combined income statements for the most recent year ended and any relevant subsequent interim periods, and of an unaudited pro forma combined balance sheet as of our latest balance sheet date, which have been derived from our historical combined financial statements included elsewhere in this Form 20-F. The spin-off of Alcon from Novartis into a standalone company will be effected through a pro rata distribution of the shares of a new entity formed to hold the assets and liabilities that constitute the Alcon Business.

        The unaudited pro forma combined financial information will reflect adjustments to our historical financial results in connection with the spin-off. The unaudited pro forma combined income statement data will give effect to the spin-off as if the spin-off had occurred at the beginning of our most recently completed fiscal year. The unaudited pro forma combined balance sheet data will give effect to the spin-off as if the spin-off had occurred as of our latest balance sheet date.

        Our unaudited pro forma combined financial information will be prepared to reflect adjustments to our historical combined financial statements that are: (i) factually supportable, (ii) directly attributable to the spin-off and (iii) with respect to our unaudited pro forma combined income statement, expected to have a continuing impact on Alcon following the completion of the spin-off. In connection with the spin-off, we expect to enter into certain financing transactions. Additional information regarding our indebtedness following the spin-off will be provided in subsequent amendments to this Form 20-F. See "Item 7. Major Shareholders and Related Party Transactions—7.B. Related Party Transactions—Cash Extraction and Repayment of Intercompany Debt". As we have not yet determined our capital structure at this time, we cannot determine the pro forma adjustments to our historical combined financial statements. Any such adjustments will be subject to change based on finalization of the terms of the spin-off and related transaction agreements.

        The unaudited pro forma combined financial information should be read together with our historical combined financial statements and the notes thereto appearing elsewhere in this Form 20-F, "Item 3. Key Information—3.B. Risk Factors" and "Item 5. Operating and Financial Review and Prospects". The unaudited pro forma combined financial information will be provided for illustrative and informational purposes only and is not intended to represent what our results of operations or financial position would have been had the spin-off been completed on the dates assumed. The unaudited pro forma combined financial information also may not be indicative of our future results of operations or financial position as a standalone public company.

NOVARTIS AG ALCON BUSINESS
UNAUDITED PRO FORMA COMBINED INCOME STATEMENTS
FOR THE NINE MONTHS ENDED SEPTEMBER 30, 2018

 NOVARTIS AG ALCON BUSINESS
UNAUDITED PRO FORMA COMBINED BALANCE SHEET
AS OF SEPTEMBER 30, 2018

 NOVARTIS AG ALCON BUSINESS
NOTES TO UNAUDITED PRO FORMA COMBINED FINANCIAL INFORMATION

3.D. RISK FACTORS

        You should carefully consider the risks described below, together with all of the other information included in this Form 20-F, in evaluating Alcon and our shares. The following risk factors could adversely affect our business, financial condition, results of operations and the price of our shares.

Risks Related to Our Business Generally

Our financial performance depends on the commercial success of our products and our ability to maintain our position in the markets in which we compete and to build and expand our markets.

        Our financial performance, including our ability to replace revenue and income lost to competition and to grow our business, depends heavily on the commercial success of our products. If any of our major products were to become subject to problems such as changes in growth rates for clinical procedures using our products, quality concerns, loss of intellectual property protection, pricing and reimbursement cuts, tax changes, supply chain issues or other product shortages, regulatory proceedings, negative publicity affecting doctor, eye care professional or patient confidence in the product, unfavorable guidance from healthcare or other governmental agencies, material product liability litigation, pressure from new or existing competitive products, or if our products fail to meet consumer needs, the adverse impact on our revenue and profit could be significant. In addition, our revenue and profit could be significantly impacted by the timing and rate of commercial acceptance of our products.

        Products that compete with ours, including products competing against our major products, are launched from time to time. We cannot predict with certainty the timing of the introduction of such competitive products or their possible effect on our sales. Such competitive products could significantly affect the revenue from our products and our results of operations. In addition, the impact on our results of operations could be compounded to the extent such competition results in us making significant additional investments in marketing and sales.

        Furthermore, while we currently enjoy leading positions within our industry, our success depends on our ability to maintain or build on those leading positions. We continue to experience pressures across our businesses due to competitive activity, increased market power of our healthcare industry and retail distributors, economic pressures experienced by the end-users of our vision care products, trade disputes among the countries in which we operate or sell our products, and the impact of managed care organizations and other third-party payors for our surgical products. These and other factors may adversely impact market sizes, as well as our position in the markets in which we compete, and the medical procedure volumes or average selling prices for our products.

        Our financial performance also depends on our ability to successfully build and expand our markets. For example, while we currently expect our key markets to grow, particularly in multifocal contact lenses and AT-IOLs, there can be no assurance that the size of the markets in which we compete will increase above existing levels, that we will be able to regain or gain market share, expand our market penetration or the size of the market for our products, compete effectively on the basis of price, or that the number of procedures in which our products are used will increase above existing levels. Decreases in market sizes or our market share and declines in average selling prices or procedural volumes could materially adversely affect our results of operations or financial condition. Furthermore, our failure to expand our markets beyond existing levels could impact our ability to grow in line with or above current industry standards.

The eye care devices market is highly competitive and if we fail to keep pace with advances in our industry, we may be unable to maintain our position in the markets in which we compete.

        The eye care devices market is highly competitive and, in both our surgical and vision care businesses, we face a mixture of competitors and intense competition from competitors' products. In order to continue to compete effectively, we must continue to create, invest in, or acquire advanced technology, incorporate this technology into our proprietary products, obtain regulatory approvals in a timely manner where required, and manufacture and successfully market our products. Additionally, we may experience design, manufacturing, marketing or other difficulties that could delay or prevent our development, introduction or marketing of new products or new versions of our existing products. As a result of such difficulties and delays, our development expenses may increase and, as a consequence, our results of operations could suffer. Our failure to respond to competitive pressures in a timely manner could have a material adverse effect on our business, financial condition and results of operations.

        For example, in our surgical business, we face a mixture of competitors ranging from large manufacturers with multiple business lines to small manufacturers that offer a limited selection of specialized products. Development by other companies of new or improved products, processes, or technologies may make our products or proposed products less competitive or obsolete. We also face competition from providers of alternative medical therapies such as pharmaceutical companies that have the potential to disrupt core elements of our business. Competitive factors include, but are not limited to:

  •
  disruptive product technology;

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  alternative treatment modalities;

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  breadth of product lines and product services;

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  ability to identify new market trends;

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  acceptance of equipment and other products by ophthalmic surgeons;

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  customer and clinical support;

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  regulatory status and speed to market;

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  price;

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  product quality, reliability and performance;

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  capacity to recruit engineers, scientists and other qualified employees;

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  digital initiatives that change business models;

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  reimbursement approval from governmental payors and private healthcare insurance providers; and

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  reputation for technical leadership.

        Shifts in industry market share can occur in connection with product issues, physician advisories, safety alerts, and publications about our products. In the current environment of managed care, consolidation among healthcare providers, increased competition and declining reimbursement rates, we are increasingly required to compete on the basis of price.

        In addition, our vision care business operates within a highly competitive environment. In contact lenses, we face intense competition from competitors' products and may face increasing competition as other new products enter the market, for example with increased product entries from contact lens manufacturers in Asia. New market entrants and existing competitors are also challenging distribution models, with innovation in non-traditional, disruptive models such as direct-to-consumer, internet and other e-commerce sales opportunities, which could adversely impact the traditional eye care professional (ECP) channel in which Alcon has a significant presence. Our major competitors in contact lenses offer competitive products and differentiated materials, plus a variety of other eye care products including ophthalmic pharmaceuticals, which may give them a competitive advantage in marketing their lenses. To a lesser extent, our vision care business also competes with manufacturers of eyeglasses and providers of other forms of vision correction including ophthalmic surgery. The market for contact lenses is intensely competitive and is characterized by declining sales volumes for older and reusable product lines and growing demand for daily lenses and advanced materials lenses. As the market for contact lenses shifts toward daily lenses, we expect our sales in daily lenses to at least in part cannibalize sales of our reusable contact lenses and contact lens care offerings. Furthermore, our ocular health product category is also highly competitive. We cannot predict the timing or impact of the introduction of competitive products, including new market entries, "generic" versions of our approved products, or private label products that treat the same conditions as those of our products. In addition, the introduction of alternatives in medical devices and medical prescriptions could also alter the dry eye product market and impede our sales growth. Our ability to respond to these competitive pressures will depend on our ability to decrease our costs and maintain gross margins and operating results and to introduce new products successfully and on a timely basis, and to achieve manufacturing efficiencies and sufficient manufacturing capacity and capabilities for such products.

        With respect to all of our other businesses, competitive pressures could decrease sales volumes for existing products or decrease prices to respond to competitive pressures, which could have a material adverse effect on our business, financial condition and results of operations.

Our research and development efforts may not succeed in bringing new products to market, or may fail to do so in a cost-efficient manner, or in a manner sufficient to grow our business, replace lost revenue and income or take advantage of new technologies.

        Our ability to continue to maintain and grow our business, to replace sales lost due to competition, and to bring to market products that take advantage of new and potentially disruptive technologies depends heavily on the success of our research and development activities. Our success relies on our ability to identify and successfully develop cost-effective new products that address unmet medical and consumer needs. To accomplish this, we commit substantial financial, human and capital resources to product research and development, both through our internal dedicated resources and through external investments, alliances, acquisitions and BD&L transactions intended to expand or complement our internal research and development efforts. However, developing and marketing new surgical and vision care products involves a costly, lengthy and uncertain process. Even when our new product development projects make it to market, there have been, and in future may be, instances where projects are subsequently discontinued for technical, clinical, regulatory or commercial reasons. In spite of our investments, there can be no guarantee that our research and development activities or external investments will produce commercially successful new products that will enable us to replace income lost to our competitors or increase revenue to grow our business, or that we will be able to successfully identify and obtain value from our external business development and strategic collaborative efforts. In addition, new products we create through research and development activities may cannibalize a portion of the revenues we derive from existing products, therefore driving replacement revenue instead of incremental revenue.

        Finally, even if we are able to secure regulatory approval and achieve initial commercial success of our products, we may be unable to predict the long-term health effects of our implantables or other products, and such products may cease to be commercially viable if negative health impacts are subsequently identified. See also, "—Our voluntary market withdrawal of our CyPass micro-stent glaucoma product in August 2018 will have an adverse impact on our business and may result in additional liability" below.

        If we are unable to cost-effectively maintain a flow of successful new products sufficient to maintain and grow our business, cover any sales erosion due to competition, and take advantage of market opportunities, this could have a material adverse effect on our business, financial condition or results of operations. For a description of the approval processes which must be followed to market our products, see "—Regulatory clearance and approval processes for our products are expensive, time-consuming and uncertain, and the failure to obtain and maintain required regulatory clearances and approvals could prevent us from commercializing our products" below and "Item 4. Information on the Company—Item 4.B. Business Overview—Government Regulation".

The separation and spin-off from Novartis could have an adverse effect on our business or cause management distraction or business disruption as we begin to operate as a standalone company.

        Since 2011, we have operated as a division of Novartis. Upon completion of the separation and spin-off, we will be a standalone public company. As a standalone public company, we may not enjoy the same benefits we did as a subsidiary of Novartis, including the strong capital base and financial strength of Novartis and access to the Novartis global information technology infrastructure. We expect the transfer of information technology systems from Novartis to us to be complex, time consuming and costly. Further, we will incur costs relating to establishing our own financial, administrative, information technology and other support functions as well as running and maintaining such functions on a going-forward basis. In addition, the process of establishing such functions may distract our management from focusing on business and strategic opportunities and could result in disruptions to our business. We will also enter into a series of agreements with Novartis relating to the separation and the spin-off, including a Separation and Distribution Agreement, Transitional Services Agreement, Manufacturing and Supply Agreement and certain other agreements pursuant to which we will continue to rely on Novartis for certain key business functions for a transitional period. The transitional services Novartis has agreed to provide us may not be sufficient to meet our needs and disputes may arise between Novartis and us in the course of Novartis providing such transitional services to us.

        In addition, in connection with the separation, we expect to incur $3.5 billion in indebtedness. Such indebtedness will require us to dedicate a portion of our future cash flows to payments on our debt, reducing our ability to use our cash flow to pay dividends or to fund capital expenditures, BD&L or other strategic transactions, working capital and other general operational requirements.

        The potential loss of benefits and the expected additional costs associated with being a standalone public company independent of Novartis, as well as any conflicts with Novartis relating to the transitional arrangements we will enter into or any impacts of our future debt arrangements, could have a material adverse effect on our business, financial condition or results of operations. See "Item 3. Key Information—3.D. Risk Factors—Risks Related to the Separation from Novartis" and "Item 7. Major Shareholders and Related Party Transactions—7.B. Related Party Transactions—Agreements Between Us and Novartis" for more detail.

Pricing pressure from changes in third-party coverage and reimbursement methodologies and potential regulatory price controls may impact our ability to sell our products at prices necessary to support our current business strategy.

        The prices, sales and demand for some of our products, in particular our surgical products, could be adversely affected by the increased emphasis managed care organizations and governments continue to place on the delivery of more cost-effective medical therapies. For example, major third-party payors for hospital services, including government insurance programs, such as Medicare and Medicaid in the United States and certain private healthcare insurers, have substantially revised their payment methodologies during the last few years, resulting in stricter standards for, and lower levels of reimbursement of, hospital and outpatient charges for some clinical procedures. In addition, some third-party payors will not provide reimbursement for new products until the innovative value or improved patient outcome of the new product is demonstrated. If we are unable to demonstrate such innovative value or improved patient outcome, our products may not be eligible for reimbursement, which would impact our ability to grow the market for sales of those products. There have also been recent initiatives by third-party payors to challenge the prices charged for medical products. Physicians, eye care professionals and other healthcare providers may be reluctant to purchase our surgical products if they do not receive adequate reimbursement from third-party payors to cover the cost of those products and for procedures performed using those products. Reductions in the prices for our products in response to these trends could reduce our profit margins, which would adversely affect our ability to invest and grow our business. In addition, changes to current regulations in certain countries, including the United States, requiring a prescription for the purchase of contact lenses could have a significant impact on the way we market and distribute contact lens and contact lens care products, by limiting the role of the ECP as an intermediary in the sale of our vision care products. Such changes could require us to incur significant costs to update our marketing and distribution methodologies and could adversely affect the sales of our vision care products.

        Outside the U.S., governmental programs in the other jurisdictions in which we operate that typically reimburse at predetermined fixed rates may also decrease or otherwise limit amounts available through reimbursement. For example, in the EU, member states impose controls on whether products are reimbursable by national or regional health service providers and on the prices at which medical devices are reimbursed under state-run healthcare schemes. Some member states operate reference pricing systems in which they set national reimbursement prices by reference to those in other member states. Other governmental funding restrictions, legislative proposals and interpretations of policy may negatively impact amounts available through reimbursement, including by restricting payment increases to hospitals and other providers through reimbursement systems, or by restricting whether reimbursement is available for our products at all. We are not able to predict whether changes will be made in the availability of reimbursement or the rates prescribed by governmental programs or, if they are made, what effect they could have on our business. However, governmental rate changes and other similar developments could negatively affect our ability to sell our products.

        We expect that additional health care reform measures will be adopted in the future in the countries in which we operate, including those initiatives affecting coverage and reimbursement for our products, any of which could limit the amounts that governments will pay for health care products and services, which could adversely affect the growth of the market for our products or the demand for our products, or result in additional pricing pressures. We cannot predict the effect such reforms or the prospect of their enactment may have on our business.

        Finally, the implementation of government price controls on our products or product categories in the jurisdictions in which we operate, or to which we may intend to expand in the future, could adversely affect the revenue we could obtain from sales of our products. For example, in India, the National Pharmaceutical Pricing Authority (NPPA) recently began imposing 75% to 85% price reductions on coronary stents (implantable medical devices intended to ensure an adequate flow of blood to the heart). The NPPA has begun to evaluate prices on other categories of medical devices, potentially including IOLs used in cataract surgeries. If the NPPA chooses to impose similar price reductions on IOLs from Alcon, this could have a negative impact on our surgical sales in India. It is also possible that regulatory agencies in other countries may consider similar or comparable price controls on our eye care devices in the future, which could have an adverse impact on our business, financial condition and results of operations.

The unstable global economic and financial environment in many countries and increasing political and social instability may have a material adverse effect on our results of operations due to the global nature of our business.

        Our products are sold in more than 140 countries. We have operations in over 74 countries worldwide and more than half of our revenues in the year ended December 31, 2017 came from customers outside the United States. As a result, our results of operations and business are influenced and affected by the global economic and financial environment.

        Unpredictable political conditions currently exist in various parts of the world, including a backlash in certain areas against free trade, anti-immigrant sentiment, social unrest, the refugee crisis, terrorism and the risk of direct conflicts between nations. In addition, the current trade environment is extremely volatile. Changes in trade policy vis-à-vis countries that we operate in could affect our ability to and/or the cost of doing business in such countries. For example, we expect that the ongoing trade disputes between the United States and China and Russia, respectively, could potentially have an adverse effect on the export of our surgical equipment to either or both countries. In the United States, the current presidential administration's opposition to free trade agreements could cause barriers to be raised to international trade, and the elimination of the Affordable Care Act's individual mandate could have a negative impact on individuals' ability to afford health insurance. Similarly, following the UK's "Brexit" vote and with the rise of nationalist, separatist and populist sentiment in various countries, there is a risk that barriers to free trade and the free movement of people may rise in Europe. As we have a sizeable commercial presence in the UK, the uncertainty surrounding the implementation and effect of "Brexit" may impact our business in the UK, including our costs and the distribution of our products in the UK. Further, significant conflicts continue in parts of the Middle East, including conflicts involving Saudi Arabia and Iran, and with respect to places such as North Korea. Collectively, such difficult conditions could, among other things, disturb the international flow of goods and increase the costs and difficulties of international transactions.

        In addition, local economic conditions may adversely affect the ability of payors, as well as our distributors, customers, suppliers and service providers, to pay for our products, or otherwise to buy necessary inventory or raw materials, and to perform their obligations under agreements with us. Although we make efforts to monitor these third parties' financial condition and their liquidity, our ability to do so is limited, and some of them may become unable to pay their bills in a timely manner, or may even become insolvent, which could negatively impact our business and results of operations. These risks may be elevated with respect to our interactions with fiscally-challenged government payors, or with third parties with substantial exposure to such payors. For example, we have significant outstanding receivable balances that are dependent upon either direct or indirect payment by various governmental and non-governmental entities across the world. The ultimate payment of these receivables is dependent on the ability of these governments to maintain liquidity primarily through borrowing capacity, particularly in the EU. If certain governments are not able to maintain access to liquidity through borrowing capacity, the ultimate payment of their respective portion of outstanding receivables could be at risk and impact profits and cash flow. See also "—Our reliance on outsourcing key business functions to third parties heightens the risks faced by our businesses" below.

        Financial market issues may also adversely affect our earnings, the return on our financial investments and the value of some of our assets. Alternately, inflation could accelerate, which could lead to higher interest rates, increasing our costs of raising capital. Uncertainties around future central bank and other economic policies in the United States and EU, as well as high debt levels in certain other countries, could also impact world trade. Sudden increases in economic, currency or financial market volatility in different countries have also impacted, and may continue to unpredictably impact, our business and results of operations, including the value of our investments in our pension plans. See also "—If any of numerous key assumptions and estimates in calculating our pension plan obligations turn out to be different from our actual experience, we may be required to increase substantially our contributions to pension plans as well as the amount we pay toward pension-related expenses in the future" below. Changes in exchange rates between the U.S. dollar, our reporting currency, and other currencies can also result in significant increases or decreases in our reported sales, costs and earnings as expressed in U.S. dollars, and in the reported value of our assets, liabilities and cash flows. Despite any measures we may undertake in the future to reduce, or hedge against, foreign currency exchange risks, because a significant portion of our earnings and expenditures are in currencies other than the U.S. dollar, any such exchange rate volatility may negatively and materially impact our business, results of operations and financial condition, and may impact the reported value of our net sales, earnings, assets and liabilities. The timing and extent of such volatility can be difficult to predict. Further, depending on the movements of particular foreign exchange rates, we may be materially adversely affected at a time when the same currency movements are benefiting some of our competitors. For more information on the effects of currency fluctuations on our combined financial statements and on how we manage currency risk, see "Item 5. Operating and Financial Review and Prospects—5.B. Liquidity and Capital Resources—Effects of Currency Fluctuations" and "Item 11. Quantitative and Qualitative Disclosures About Market Risk".

        There is also a risk that countries facing local financial difficulties, including countries experiencing high inflation rates and highly indebted countries facing large capital outflows, may impose controls on the exchange of foreign currency. Such exchange controls could limit our ability to distribute retained earnings from our local affiliates, or to pay intercompany payables due from those countries.

        To the extent that economic and financial conditions directly affect consumers, some of our businesses, including the elective surgical and contact lens businesses, may be particularly sensitive to declines in consumer spending, as the costs of elective surgical procedures and discretionary purchases of contact lenses are typically borne by individuals with limited reimbursement from their medical insurance providers or government programs. For example, while cataract surgery involving our monofocal IOLs is generally fully covered by medical insurance providers or government reimbursement programs, implantation of certain of our AT-IOL products may only be partially covered, with the individual paying out-of-pocket for the non-covered component. Accordingly, individuals may be less willing to incur the costs of these private pay or discretionary procedures or purchases in weak or uncertain economic conditions and may elect to forgo such procedures or products or to trade down to more affordable options. This could negatively impact our business, financial performance and results of operations.

        At the same time, significant changes and potential future volatility in the financial markets, in the consumer and business environment, in the competitive landscape and in the global political and security landscape make it increasingly difficult for us to predict our revenues and earnings into the future. As a result, any revenue or earnings guidance or outlook which we elect to give may be overtaken by events, or may otherwise turn out to be inaccurate. Though we will endeavor to give reasonable estimates of future revenues and earnings at the time if we elect to give such guidance, based on our then-current knowledge and conditions, there is a significant risk that any such guidance or outlook we elect to give will turn out to be, or to have been, incorrect.

A portion of our operations are conducted in emerging markets, and are subject to the economic, political, legal and business environments of such emerging markets, which may prevent us from realizing the expected benefits of our investments.

        Economic, social and political conditions, laws, practices and local customs vary widely among the countries in which we sell our products, including emerging markets. Our operations in emerging markets are subject to a number of risks and potential costs, including lower profit margins, less stringent protection of intellectual property and economic, political and social uncertainty in certain of such countries in which we operate. These and other risks may have a material adverse effect on our results of operations in any particular emerging market country and on our business as a whole. For example, many emerging markets have currencies that fluctuate substantially. If currencies devalue and we cannot offset with price increases, our products may become less profitable. Inflation in emerging markets also can make our products less profitable and increase our exposure to credit risks. We have previously experienced currency fluctuations, unstable social and political conditions, inflation and volatile economic conditions in emerging markets, which have impacted our profitability in the emerging markets in which we operate and we may experience such impacts in the future.

        Further, in many emerging markets, average income levels are relatively low, government reimbursement for the cost of healthcare products and services is limited and prices and demand are sensitive to general economic conditions. These challenges may prevent us from realizing the expected benefits of our investments in such emerging markets, which could have an adverse impact on our business, financial condition and results of operations.

Ongoing consolidation among distributors, retailers and healthcare provider organizations could increase both the purchasing leverage of key customers and the concentration of credit risk.

        Increasingly, a significant portion of our global sales are made to a relatively small number of distributors, retail chains and other purchasing organizations, as consolidation and vertical integration have the potential to disrupt existing channels. The recent trend, both in the United States and internationally, has been toward further consolidation among distributors, retailers and other eye care industry customers, such as eye care professionals, including through the acquisition of consolidated ophthalmology practices by private equity and other venture fund investors. As a result, our customers are gaining additional purchasing leverage, which increases the pricing pressures facing our businesses.

        In our surgical business, healthcare providers, practices, hospitals, and surgery centers around the world continue to consolidate in response to declining reimbursement rates and intensifying cost pressures driven by care delivery expenses. This consolidation is increasing the ability of large groups to negotiate on price, accelerating the transition of the decision maker from physicians to cost-focused professional buyers, and potentially increasing price transparency or price referencing in instances of consolidation across borders. Such consolidation in the surgical market adds considerable downward pricing pressure to our product sales and margins.

        In vision care, private label growth and retailer-branded lenses may drive the commoditization of contact lenses and further boost the bargaining power of our distributors and retailers. Moreover, we could become exposed to a concentration of credit risk as a result of any such concentration among our customers. If our customers consolidate and one or more of our major customers experienced financial difficulties, the effect on us would be substantially greater than in the past, and could include a substantial loss of sales and an inability to collect amounts owed to us. By contrast, if the consolidation of our customers and distributors were to continue, leading to the further increase of their size and purchasing power, we may be challenged to continue to provide consistently high customer service levels for increasing sales volumes, while still offering a broad portfolio of innovative products and on-time and complete deliveries. If we fail to provide high levels of service, broad product offerings, competitive prices and timely and complete deliveries, we could lose a substantial amount of our customer base and our profitability, margins and net sales could decrease. This could have a material adverse effect on our business, financial condition and results of operations.

If we fail to maintain our relationships with, and provide appropriate training in our products to, healthcare providers, including ophthalmologists, optometrists, opticians, hospitals, ambulatory surgical centers and group purchasing organizations, customers may not buy our surgical and vision care products and our sales and profitability may decline.

        We market our surgical products to numerous healthcare providers, including ECPs, public and private hospitals, ambulatory surgical centers, eye clinics and ophthalmic surgeons' offices and group purchasing organizations and our vision care products to various major retailers and distributors. We have developed and strive to maintain strong relationships with members of each of these groups who assist in product research and development and advise us on how to satisfy the full range of consumer and surgeon needs. We rely on these groups to recommend our products to their patients and to other members of their organizations. Consumers in the eye health industry, especially contact lens and lens care consumers, have a tendency not to switch products regularly and are repeat consumers. As a result, the success of our products, particularly our vision care products, is impacted by a physician's initial recommendation of our products and a consumer's initial choice to use our products. Because clinicians are the key decision makers with respect to utilizing surgical products and influencing consumer product decisions in the eye care industry, the failure of our products to retain the support of ECPs, public and private hospitals, ambulatory surgical centers, optometry chains or group purchasing organizations and, with respect to our vision care products, to retain the support of the end-users and the distributors and retailers to whom we sell such products, could have a material adverse effect on our sales and profitability.

        In particular, ophthalmic surgeons play a significant role in determining the course of treatment and, ultimately, the type of products that will be used to treat a patient for cataracts, vitreoretinal conditions, refractive errors and glaucoma, among other things. As a result, it is important for us to properly and effectively market our surgical products to such surgeons. Acceptance of our surgical products also depends on the ability to train ophthalmic surgeons and their clinical staff on the safe and appropriate use of our surgical and medical device products. There is a learning process involved in ophthalmic surgeons and their clinical staff becoming proficient in the use of our surgical products. It is critical to the success of our commercialization efforts to train a sufficient number of ophthalmic surgeons and to provide them with adequate instruction in the use of our surgical products. This training process may take longer than expected and may therefore affect our ability to increase sales. Following completion of training, we expect to rely on the trained ophthalmic surgeons to advocate the benefits of our products in the broader marketplace. Convincing ophthalmic surgeons to dedicate the time and energy necessary for adequate training is challenging, and we cannot ensure we will be successful in these efforts. If we are not successful in convincing ophthalmic surgeons of the merits of our products or educating them on the use of our products, they may not use our products and we will be unable to fully commercialize or profit from such products.

        Further, in our vision care business, ECPs may continue to lose influence in the consumer's selection of contact lenses. With potential diminishing influence of the ECPs, our business may become more dependent upon the success of consumer marketing. In pursuit of direct-to-consumer marketing, we could potentially face challenges in maintaining our good relationships with ECPs, who may view our direct-to-consumer marketing as a threat to their business.

Changes in inventory levels or fluctuations in buying patterns by our large distributor and retail customers may adversely affect our sales and earnings and add to sales variability from quarter to quarter.

        We balance the need to maintain inventory levels that are sufficient to ensure competitive lead times against the risk of inventory obsolescence because of changing customer requirements, fluctuating commodity prices, changes to our products, product transfers or the life-cycle of our products. In order to successfully manage our inventories, we must estimate demand from our customers and produce products that substantially correspond to that demand. If we fail to adequately forecast demand for any new or existing product, or fail to determine the optimal product mix for production purposes, we may face production capacity issues in manufacturing sufficient quantities of a given product, such as our IOLs, daily contact lenses or certain ocular health products. In addition, failures in our information technology systems, issues created by the implementation of our new enterprise resource planning (ERP) system or human error could also lead to inadequate forecasting of our overall demand or product mix.

        As the number of unique products (SKUs) we offer grows, for example as we offer an increasing number of IOL and contact lens styles, the demand forecasting precision required for us to avoid production capacity issues will also increase. Accordingly, the continued proliferation of unique SKUs in our surgical and vision care portfolios could increase the risk of product unavailability and lost sales. Additionally, an increasing number of SKUs could increase global inventory requirements, especially for consigned products such as IOLs, negatively impacting our working capital performance and leading to write-offs due to obsolescence and expired products.

        In addition, due to the lead times necessary to acquire, install and ramp up production of new equipment and product lines, if we fail to adequately forecast the need for additional manufacturing capacity, whether for new or existing products, we may be unable to scale production in a timely manner to meet demand for our products. For example, in 2016, as a result of certain such factors, we experienced shortfalls in our inventory that resulted in a temporary disruption in our ability to timely deliver sufficient amounts of our IOL products in the U.S., which had an adverse impact on our business. In addition, the technically complex manufacturing processes required to manufacture many of our products increase the risk of production failures, and can increase the cost of producing our goods. For example, we manufacture and sell a number of sterile products which require sophisticated environmental controls. As a result, because the production process for many of our products is so complex and sensitive, the cost of production and the chance of production failures and lengthy supply interruptions is increased, which can have a substantial impact on our inventory levels.

        Finally, a significant portion of our vision care products are sold to major healthcare distributors and major retail chains in the United States. Consequently, our sales and quarterly growth comparisons, as well as our estimates for required inventory levels, may be affected by fluctuations in the buying patterns of major distributors, retail chains and other trade buyers. These fluctuations may result from seasonality, pricing, large retailers' and distributors' buying decisions or other factors. If we overestimate demand and produce too much of a particular product, we face a risk of inventory obsolescence, leaving us with inventory that we cannot sell profitably or at all. In addition, we may have to write down such inventory if we are unable to sell it for its recorded value. By contrast, if we underestimate demand and produce insufficient quantities of a product, we could be forced to produce that product at a higher price and forego profitability in order to meet customer demand. For example, if a competitor initiates a recall and there is an unexpected increase in the demand for our products, we may not be able to meet such increased demand. Insufficient inventory levels may lead to shortages that result in loss of sales opportunities altogether as potential end-customers turn to competitors' products that are readily available. If any of these situations occur frequently or in large volumes or if we are unable to effectively manage our inventory and that of our distribution partners, this could have a material adverse effect on our business, financial condition and results of operations.

Our reliance upon sole or limited sources of supply for certain materials, components and services could cause production interruptions, delays and inefficiencies.

        We single-source or rely on limited sources of supply for many components, raw materials and production services, such as sterilization, used in the production of our products. The loss of our significant suppliers or the inability of any such supplier to meet performance and quality specifications, requested quantities or delivery schedules could cause our sales and profitability to decline and have a negative impact on our customer relations. In addition, a significant price increase from any of our significant suppliers could cause our profitability to decline if we cannot increase our prices to our customers. In order to ensure sufficient supply, we may determine that we need to provide financing to some of our single-source suppliers, which could increase our financial exposure to such suppliers.

        In addition, in some cases, we manufacture our products at a single manufacturing facility. In many cases, regulatory approvals of our products are limited to a specific approved manufacturing facility. If we fail to produce enough of a product at a facility, or if our manufacturing process at that facility is disrupted, we may be unable to deliver that product to our customers on a timely basis. Problems may arise during the manufacturing process for a variety of reasons, including technical, labor or other difficulties, equipment malfunction, contamination, failure to follow specific protocols and procedures, destruction of or damage to any facility (as a result of a natural disaster, use and storage of hazardous materials or other events) or other reasons. In the event of a quality control issue, we may voluntarily, or our regulators may require us to, close a facility indefinitely. If any such problems arise, we may be unable to purchase substitute products from third-party manufacturers to make up any resulting shortfall in the production of a product, as such third-party manufacturers may only exist in limited numbers or appropriate substitutes may not be available. This is particularly relevant with respect to products for which we represent a substantial portion of the market, such as vitreoretinal equipment and other vitreoretinal-related products. A failure to deliver products on a timely basis could lead to customer dissatisfaction and damage our reputation. Significant delays in the delivery of our products or a delay in the delivery of a key product could also negatively impact our sales and profitability. For example, our Constellation vision system is manufactured using more than 3,000 components, many of which routinely need to be sourced from an alternate supplier as part of our ongoing efforts to manage obsolescence.

        Some of our products are manufactured or assembled fully or in part by third parties under contract. Business conditions and regulatory actions may lead to recalls of products assembled or manufactured by these companies, may result in delays in shipments of such products or may cause these contractors to abandon their contract manufacturing agreements. Any of these occurrences could have a negative impact on sales and profitability. In addition, we will continue to rely on Novartis for certain manufacturing needs following the completion of the spin-off. In particular, we have historically depended on and, following the completion of the spin-off, will continue to depend on Novartis for the production of our entire supply of viscoelastics. We currently sell viscoelastics on a standalone basis for procedures using our products and also use them as a component in our surgical pack offerings. As a result, a shortage in our supply of viscoelastics could not only cause a failure in our ability to meet our commitments to our customers, but could also have significant collateral impacts on other parts of our business due to related decreases in the rates of procedures requiring viscoelastics that feature our equipment or other products, which may have a material effect on our business, financial condition and results of operations. In addition, as an entity separate from and independent of Novartis following the spin-off, we may encounter situations in which Novartis and our interests do not align. For instance, in the event of supply shortages, Novartis may choose to prioritize the manufacturing of Novartis products over our products. Should Novartis no longer provide for our manufacturing needs, either sufficiently or at all, we would have to seek alternative sources. Seeking out and securing such alternative sources to meet our manufacturing needs may take time and come at a significant cost to our business. See "Item 7. Major Shareholders and Related Party Transactions—7.B. Related Party Transactions".

Our reliance on outsourcing key business functions to third parties heightens the risks faced by our businesses.

        We outsource the performance of certain key business functions to third parties, and invest a significant amount of effort and resources into doing so. Such outsourced functions can include research and development collaborations, clinical trial activities, manufacturing operations, warehousing and distribution activities, certain finance functions, submission of regulatory applications, marketing activities, data management and others. In particular, in many developing countries, we rely heavily on third party distributors and other agents for the sales, marketing and distribution of our products. Similarly, we often obtain the intermediate and raw materials used in the manufacture of our products from third parties located in developing countries. In addition, we will continue to rely on Novartis for certain key business functions following the completion of the spin-off, including certain transitional services that will be covered under the Transitional Services Agreement, certain manufacturing needs that will be covered under the Manufacturing and Supply Agreement and certain transitional distribution services that will be covered under a transitional distribution and services agreement that we intend to enter into with Novartis. See "Item 7. Major Shareholders and Related Party Transactions—7.B. Related Party Transactions".

        Our reliance on outsourcing and third parties for certain functions, such as the research and development or manufacturing of our products, may reduce the potential profitability of such products.

        Ultimately, if the third parties fail to meet their obligations to us, we may lose our investment in the collaborations and fail to receive the expected benefits of these arrangements. In addition, many of the companies we outsource key business functions to have limited resources, and, in particular, do not have internal compliance resources comparable to those within our organization. Should any of these third parties fail to carry out their contractual duties or regulatory obligations or fail to comply with the law, including laws relating to export and trade controls, or should they act inappropriately in the course of their performance of services for us, there is a risk that we could be held responsible for their acts, that our reputation may suffer, and that penalties may be imposed upon us. Any such failures by third parties could have a material adverse effect on our business, financial condition, results of operations or reputation.

Even if we protect our intellectual property to the fullest extent permitted by applicable law, our competitors and other third parties could develop and commercialize products similar or identical to ours, which could impair our ability to compete.

        We rely on a combination of patents, trademarks, and copyrights to protect our intellectual property. The scope, strength and duration of those intellectual property rights can vary significantly from product to product and country to country. We also rely on a variety of trade secrets, know-how, and other confidential information to supplement these protections. In the aggregate, these intellectual property rights are of material importance to our business.

        The protections afforded by these intellectual property rights may limit the ability of competitors to commercialize products covered by the applicable intellectual property rights, but they do not prevent competitors from marketing non-infringing products that compete with our products. In addition, these intellectual property rights may be challenged by third parties and regulatory agencies, and intellectual property treated as trade secrets and protected through confidentiality agreements may be independently derived by third parties and/or subject to misappropriation by others. Therefore, even if we protect our intellectual property to the fullest extent permitted by applicable law, competitors and other third parties may nonetheless develop and commercialize products similar or identical to ours, which could impair our ability to compete and have an adverse effect on our business, financial condition and results of operations.

Unauthorized or illegal importation of products from countries with lower prices to countries with higher prices or sales of counterfeit versions of our products may result in lowering the prices we receive for our products and could harm our patients and reputation.

        In the United States and elsewhere, our products are subject to competition from lower priced versions of our products and competing products from countries where there are government imposed price controls or other market dynamics that make the products lower priced. Despite government regulations aimed at limiting certain low quality imports, the volume of imports may continue to rise in certain countries. This importation may adversely affect our profitability in the United States and elsewhere, and could become more significant in the future.

        In addition, our industry continues to be challenged by the vulnerability of distribution channels to counterfeiting. Reports of increased levels of counterfeiting could materially affect patient confidence in the authentic product and harm our business or lead to litigation. In addition, it is possible that adverse events caused by unsafe counterfeit products could mistakenly be attributed to the authentic product. If a product of ours was the subject of counterfeits, we could incur substantial reputational and financial harm.

We may not successfully complete and integrate strategic acquisitions to expand or complement our business.

        As part of our growth strategy, we expect to evaluate and pursue strategic BD&L transactions or other acquisitions to expand or complement our business. Such ventures may bring new technologies, products or customers to our prominent position in the ophthalmic industry. However, suitable acquisition candidates may not be identified. Acquisition activities can be thwarted by overtures from competitors for the targeted candidates, governmental regulation (including market concentration limitations and other competition laws) and replacement product developments in our industry. Further, after an acquisition, successful integration of the venture can be complicated by corporate cultural differences, difficulties in retention of key personnel, customers and suppliers, and coordination with other products and processes. Also, acquisitions could divert management's attention from our existing business, could result in liabilities being incurred that were not known at the time of acquisition or could create tax or accounting issues. We also often acquire early-stage technologies, which may fail in the development process or proof-of-concept stage, or which we may not be able to integrate into or use to develop commercialized products. If we fail to timely recognize or address these matters or to devote adequate resources to them, we may fail to achieve our growth strategy or otherwise not realize the intended benefits of any acquisition.

Litigation, including product liability lawsuits, may harm our business or otherwise distract our management.

        We from time to time are, and may in the future be, subject to various investigations and legal proceedings that arise or may arise, such as proceedings regarding sales and marketing practices, pricing, corruption, trade regulation and embargo legislation, including laws relating to export and trade controls, product liability, commercial disputes, employment and wrongful discharge, securities, insider trading, occupational health and safety, environmental, tax audits, cybersecurity, data privacy and intellectual property matters.

        We also periodically receive inquiries from antitrust and competition authorities in various jurisdictions and, from time to time, are named as a defendant in antitrust lawsuits. For example, since the first quarter of 2015, more than 50 putative class action complaints have been filed in several courts across the U.S. naming as defendants contact lens manufacturers, including Alcon Laboratories, Inc. (ALI), and alleging violations of federal antitrust law, as well as the antitrust, consumer protection and unfair competition laws of various states, in connection with the implementation of unilateral price policies by the defendants in the sale of contact lenses. The cases have been consolidated in the Middle District of Florida by the Judicial Panel on Multidistrict Litigation and the claims are being vigorously contested. See "Item 8 Financial Information—8.A. Combined Statements and Other Financial Information—Legal Proceedings".

        In addition, from time to time, we are named as a defendant in product liability lawsuits and, to the extent we are, we may in the future incur material liabilities relating to such product liability claims, including claims arising out of procedures performed using our surgical equipment. The combination of our insurance coverage, cash flows and reserves may not be adequate to satisfy product liabilities that we may incur in the future. Successful product liability claims brought against us or recalls of any of our products could have a material adverse effect on our business, results of operations or our financial condition.

        Substantial, complex or extended litigation could cause us to incur large expenditures, affect our ability to market and distribute our products and distract our management. For example, intellectual property litigation in which we are named as a defendant from time to time could result in significant damage awards and injunctions that could prevent the manufacture and sale of the affected products or require us to make significant royalty payments to continue to sell the affected products. Lawsuits by employees, shareholders, customers or competitors, or potential indemnification obligations and limitations of our director and officer liability insurance, could be very costly and substantially disrupt our business. Disputes with such companies or individuals from time to time are not uncommon, and we cannot be sure that we will always be able to resolve such disputes on terms favorable to us.

        Even meritless claims could subject us to adverse publicity, hinder us from securing insurance coverage in the future or require us to incur significant legal fees. As a result, significant claims or legal proceedings to which we are a party could have a material adverse effect on our business, prospects, financial condition and results of operations.

Failure to comply with law, legal proceedings and government investigations may have a significant negative effect on our results of operations.

        We are obligated to comply with the laws of all of the countries around the world in which we operate and sell products with respect to an extremely wide and growing range of activities. Such legal requirements can vary from country to country and new requirements may be imposed on us from time to time as government and public expectations regarding acceptable corporate behavior change, and enforcement authorities modify interpretations of legal and regulatory provisions and change enforcement priorities. In addition, our employees, independent contractors, consultants, commercial partners and vendors may engage in misconduct or other improper activities, including noncompliance with regulatory standards and requirements, in violation of such laws and public expectations.

        For example, we are faced with increasing pressures, including new laws and regulations from around the world, to be more transparent with respect to how we do business, including with respect to our interactions with healthcare professionals and organizations. These laws and regulations include requirements that we disclose payments or other transfers of value made to healthcare professionals and organizations, including by our employees or third parties acting on our behalf, as well as with regard to the prices for our products. We are also subject to certain privacy laws, including Swiss privacy laws and the EU's recent General Data Protection Regulation, which includes operational and compliance requirements that are different than those previously in place and also includes significant penalties for non-compliance.

        In addition, we have significant activities in a number of developing countries around the world, both through our own employees, and through third parties retained to assist us. In some of these countries, a culture of compliance with law may not be as fully developed as in other countries.

        To help us in our efforts to comply with the many requirements that impact us, we have a significant global ethics and compliance program in place, and we devote substantial time and resources to efforts to ensure that our business is conducted in a lawful and publicly acceptable manner. Nonetheless, any actual or alleged failure to comply with law or with heightened public expectations could lead to substantial liabilities that may not be covered by insurance, or to other significant losses, and could affect our business, financial position and reputation.

        In particular, in recent years, there has been a trend of increasing government investigations, legal proceedings and law enforcement activities against companies and executives operating in our industry, both in the United States and in countries around the world. Increasingly, such activities can involve criminal proceedings, and can retroactively challenge practices previously considered to be acceptable. For instance, in 2011, ALI received a subpoena from the United States Department of Health & Human Services relating to an investigation into allegations of healthcare fraud, including potential off-label promotion of certain products. The subpoena requests the production of documents relating to marketing practices, including the remuneration of healthcare providers, in connection with surgical equipment and certain Novartis products (Vigamox®, Nevanac®, Omnipred®, Econopred®). ALI is cooperating with this investigation. In addition, in 2017 and 2018, Alcon and Novartis Group companies, as well as certain present and former executives and associates of Alcon and Novartis, received document requests and subpoenas from the U.S. Department of Justice (DoJ) and the SEC requesting information concerning Alcon accounting, internal controls and business practices in Asia and Russia, including revenue recognition for surgical equipment and related products and services, as well as relationships with third-party distributors, both before and after Alcon became part of the Novartis Group. Alcon and Novartis are cooperating with this investigation. For additional information, including with respect to certain Novartis obligations to indemnify Alcon, see "Item 8 Financial Information—8.A. Combined Statements and Other Financial Information—Legal Proceedings".

        Such proceedings are inherently unpredictable, and large judgments or penalties sometimes occur. As a consequence, we may in the future incur judgments or penalties that could involve large cash payments, including the potential repayment of amounts allegedly obtained improperly, and other penalties, including enhanced damages. In addition, such proceedings may affect our reputation, create a risk of potential exclusion from government reimbursement programs in the United States and other countries, and may lead to civil litigation. As a result, having taken into account all relevant factors, we may in the future enter into major settlements of such claims without bringing them to final legal adjudication by courts or other such bodies, despite having potentially significant defenses against them, in order to limit the risks they pose to our business and reputation. Such settlements may require us to pay significant sums of money, and to enter into corporate integrity or similar agreements, which are intended to regulate company behavior for a period of years.

        Any such judgments or settlements, and any accruals that we may take with respect to potential judgments or settlements, could have a material adverse impact on our business, financial condition or results of operations, as well as on our reputation.

We may implement a product recall or voluntary market withdrawal in connection with new information about our products, such as defects or unanticipated use of our products, and this could have a material adverse effect upon our business, subject us to regulatory actions and cause a loss of customer confidence in our products.

        The manufacturing and marketing of medical devices, including surgical equipment and instruments, involve an inherent risk that our products may prove to be defective and cause a health risk. We are also subject to a number of laws and regulations requiring us to report any such defects or health risks caused by or associated with our products. In the event of any such occurrence, we may voluntarily implement a recall or market withdrawal or may be required to do so.

        The FDA and similar foreign governmental authorities have the authority to require the recall of our commercialized products in the event of material deficiencies or defects in, for example, design, labeling or manufacture. In the case of the FDA, it has the authority to require a recall of a medical device if there is a finding of a reasonable probability that the device would cause serious adverse health consequences or death.

        We may also voluntarily initiate certain field actions, such as a correction or removal of our products in the future as a result of component failures, manufacturing errors, design or labeling defects or other deficiencies and issues. If a correction or removal of one of our devices is initiated to reduce a health risk posed by the device, or to remedy a violation of the Federal Food, Drug, and Cosmetic Act (FDCA) caused by the device that may present a risk to health, the correction or removal must be reported to the FDA. Similarly, field actions conducted for safety reasons in the European Economic Area ("EEA") must be reported to the regulatory authority in each country where the field action occurs.

        We have recalled products in the past and, based on this experience, we believe that the occurrence of a recall could result in significant costs to us, potential disruptions in the supply of our products to our customers and adverse publicity, all of which could harm our ability to market our products. A recall of one of our products or a similar product manufactured by another manufacturer could impair sales of other similar products we market as a result of confusion concerning the scope of the recall as well as a general loss of customer confidence in our products. A product recall could also lead to a regulatory agency inspection or other regulatory action or to us being named as a defendant in a product liability lawsuit. See "—Litigation, including product liability lawsuits, may harm our business or otherwise distract our management" above.

Our voluntary market withdrawal of our CyPass micro-stent glaucoma product in August 2018 will have an adverse impact on our business and may result in additional liability.

        In August 2018, we announced our immediate, voluntary market withdrawal of our CyPass micro-stent, designed to reduce intraocular pressure in the treatment of glaucoma, from the global market following the collection of five-year post surgery data in a long-term safety study that we had continued after receiving FDA approval of the CyPass micro-stent in July 2016, which showed that CyPass micro-stent patients experienced statistically significant endothelial cell loss compared to patients who underwent cataract surgery alone. In connection with this voluntary market withdrawal, we have communicated and will continue to communicate directly with ophthalmic surgeons with recommendations for evaluating and managing patients who have received a CyPass micro-stent implant as well as instructions for returning any unused devices. In addition, we may become the subject of claims or other actions in connection with this withdrawal. In the nine-month period ended September 30, 2018, we recognized an impairment charge of $337 million in relation to the CyPass micro-stent market withdrawal. Although we cannot predict the full impact of the voluntary market withdrawal of our CyPass micro-stent, such withdrawal could have a material adverse effect on our business, financial condition, results of operations and reputation.

Significant breaches of data security or disruptions of information technology systems and the use of Internet, social media and mobile technologies could adversely affect our business and expose people's personal information.

        We are heavily dependent on critical, complex and interdependent information technology systems, including Internet-based systems, to support our business processes. In addition, Alcon and our employees rely on Internet and social media tools and mobile technologies as a means of communication and to gather information, which can include people's personal information. We are also increasingly seeking to develop technology-based products to improve patient welfare in a variety of ways, which could also result in us gathering personal information about patients and others electronically.

        The size and complexity of our information technology systems, and, in some instances, their age, make them potentially vulnerable to external or internal security incidents, breakdowns, malicious intrusions, cybercrimes, including State-sponsored cybercrimes, malware, misplaced or lost data, programming or human errors, or other similar events. Like many companies, we have experienced certain of these events and expect to continue to experience them in the future and, as the external cyber-attack threat only keeps growing, we may not be able to prevent future breakdowns or breaches in our systems and we may not be able to prevent such events from having a material adverse effect on our business, financial condition, results of operations or reputation. See the risk factor "—We may experience difficulties implementing our new enterprise resource planning system" below for more details on our ongoing implementation of a new enterprise resource planning system.

        Any such event could negatively impact important business processes, such as the conduct of scientific research and clinical trials, the submission of the results of such efforts to health authorities in support of requests for product approvals, the functioning of our manufacturing and supply chain processes, our compliance with legal obligations and our other key business activities, including our employees' ability to communicate with one another and with third parties. Such potential information technology issues could also lead to the loss of important information such as trade secrets or other intellectual property and could accelerate the development or manufacturing of competing products by third parties. Furthermore, malfunctions in software or in devices that make significant use of information technology, including our surgical equipment, could lead to a risk of harm to patients.

        In addition, our routine business operations, including through the use of information technologies such as the Internet, social media, mobile technologies, and technology-based medical devices like our surgical equipment, also increasingly involve our gathering personal information (including sensitive personal information) about patients, vendors, customers, employees, collaborators and others. Breaches of our systems or those of our third-party contractors, or other failures to protect such information, could expose such people's personal information to unauthorized persons. Any such event could give rise to significant potential liability and reputational harm, including potentially substantial monetary penalties. We also make significant efforts to ensure that any international transfers of personal data are done in compliance with applicable law. We are subject to certain privacy laws, including Swiss privacy laws and the EU's recent General Data Protection Regulation, which includes operational and compliance requirements that are different than those previously in place and also includes significant penalties for non-compliance. Any additional restraints that may be placed on our ability to transfer such data could have a material adverse effect on our business, financial condition, results of operations and reputation.

        We also use Internet, social media and mobile tools as a means to communicate with the public, including about our products or about the diseases our products are intended to treat. However, such uses create risks, such as the loss of trade secrets or other intellectual property. In addition, there continue to be significant uncertainties as to the rules that apply to such communications, and as to the interpretations that health authorities will apply in this context to the rules that do exist. As a result, despite our efforts to comply with applicable rules, there is a significant risk that our use of Internet, social media and mobile technologies for such purposes may cause us to nonetheless be found in violation of them.

        Our dependence upon information technology, including any breaches of data security, technology disruptions, privacy violations, or other uses of interconnected technologies could give rise to the loss of trade secrets or other intellectual property, to the public exposure of personal information, and to interruptions to our operations, and could result in enforcement actions or liability, including potential government fines, claims for damages, and shareholders' litigation. Any such events could require us to expend significant resources beyond those we already invest to further modify or enhance our protective measures, to remediate any damage, and to enable the continuity of our business. Such events could have a material adverse effect on our business, financial condition, results of operations and reputation.

We may experience difficulties implementing our new enterprise resource planning system.

        We are engaged in a multi-year implementation of a new ERP system across our global commercial and manufacturing operations, which is intended to enhance and streamline our existing ERP system. ERP implementations are inherently complex and time-consuming projects that involve substantial expenditures on system software, implementation activities and business process reengineering. Any significant disruption or deficiency in the design and implementation of our new ERP system could adversely affect our ability to process orders, ship our products, provide services and customer support, fulfill contractual obligations or otherwise operate our business, and could have a material adverse effect on our business, financial condition or results of operations. For additional information, see "Item 4. Information on the Company—4.A. History and Development of the Company—Significant Acquisitions, Dispositions and other Events".

An inability to attract and retain qualified personnel could adversely affect our business.

        We highly depend upon skilled personnel in key parts of our organization, and we invest heavily in recruiting, training and retaining qualified individuals, including significant efforts to enhance the diversity of our workforce. The loss of the service of key members of our organization—including senior members of our scientific and management teams, high-quality researchers and development specialists and skilled personnel in developing countries—could delay or prevent the achievement of major business objectives.

        Our future growth will demand talented associates and leaders, yet the market for talent has become increasingly competitive. In particular, emerging markets are expected to continue to be an important source of growth, but in many of these countries there is a limited pool of executives with the training and international experience needed to work successfully in a global organization like Alcon.

        In addition, shifting demographic trends are expected to result in fewer students, fewer graduates and fewer people entering the workforce in the Western world in the next 10 years. Moreover, many members of younger generations around the world have changing expectations toward careers, engagement and the integration of work in their overall lifestyles.

        The supply of talent for certain key functional and leadership positions is decreasing, and a talent gap is visible for some professions and geographies—engineers in Germany, for example. Recruitment is increasingly regional or global in specialized fields such as clinical development, biosciences, chemistry and information technology. In addition, the geographic mobility of talent is expected to decrease in the future, with talented individuals in developed and developing countries anticipating ample career opportunities closer to home than in the past. This decrease in mobility may be worsened by anti-immigrant sentiments in many countries, and laws discouraging immigration.

        In addition, our ability to hire qualified personnel also depends on the flexibility to reward superior performance and to pay competitive compensation. Laws, regulations and customary practice on executive compensation, including legislation and customary practice in our home country, Switzerland, may restrict our ability to attract, motivate and retain the required level of qualified personnel. For example, pay benchmarks for Swiss and other European companies may be inconsistent with the current market in the United States, making it more difficult to recruit U.S. talent. Further, we may lose talent in connection with the separation and spin-off, as certain functions are expected to be moved from the United States to Switzerland, and certain U.S. employees may be unwilling or unable to make such transition.

        We face intense competition for an increasingly limited pool of qualified individuals from numerous healthcare companies, universities, governmental entities, research institutions, other companies seeking to enter the healthcare space and companies in other industries. As a result, we may be unable to attract and retain qualified individuals in sufficient numbers, which could have an adverse effect on our business, financial condition and results of operations, including, but not limited to, a loss of customer relationships.

Our third-party insurance may not be sufficient to cover all of our property and casualty, business interruption and liability risks.

        The medical device business involves an inherent risk of product liability and any claims of this type could have an adverse impact on us. Furthermore, we have all the risks of property and casualty, general liability, business interruption and environmental liability exposures that are typical of a public enterprise with manufacturing and marketing activities. Although we intend to purchase insurance coverage from third parties, there can be no assurance that our third-party insurance coverage, assets and internally generated cash flows will be adequate to provide for future liability claims and other such losses. Any significant losses from these risks could have a material adverse effect on our business, financial condition or results of operations.

If any of numerous key assumptions and estimates in calculating our pension plan obligations turn out to be different from our actual experience, we may be required to increase substantially our contributions to pension plans as well as the amount we pay toward pension-related expenses in the future.

        We sponsor pension and other post-employment benefit plans in various forms. These plans cover a significant portion of our associates. While most of our plans are now defined contribution plans, certain of our associates remain under defined benefits plans. For these defined benefits plans, we are required to make significant assumptions and estimates about future events in calculating the present value of expected future plan expenses and liabilities. These include assumptions used to determine the discount rates we apply to estimated future liabilities and rates of future compensation increases. Assumptions and estimates we use may differ materially from the actual results we experience in the future, due to changing market and economic conditions, higher or lower withdrawal rates, or longer or shorter life spans of participants, among other variables. For example, in 2017, a decrease in the interest rate we apply in determining the present value of expected future total defined benefit plan obligations (consisting of pension and other post-employment benefit obligations) of one-quarter of one percent would have increased our year-end defined benefit obligation for plans in Switzerland, the U.S., the UK and Germany, which represent 83% of our total defined benefit plan obligations, by $37 million. Any differences between our assumptions and estimates and our actual experience could require us to make additional contributions to our pension funds. Further, additional employer contributions might be required if plan funding falls below the levels required by local rules. Either such event could have a material effect on our business, financial condition or results of operations.

Regulatory clearance and approval processes for our products are expensive, time-consuming and uncertain, and the failure to obtain and maintain required regulatory clearances and approvals could prevent us from commercializing our products.

        Our businesses are subject to varying degrees of governmental regulation in the countries in which we operate, and the general trend is toward increasingly stringent regulation. The exercise of broad regulatory powers by the FDA continues to result in increases in the amounts of testing and documentation required for the commercialization of regulated products and a corresponding increase in the expense of product introduction. Similar trends are also evident in the EU and in other markets throughout the world. Compliance with these laws and regulations is costly and materially affects our business. Among other effects, health care regulations substantially increase the time, difficulty, and costs incurred in obtaining and maintaining approval to market newly developed and existing products.

        Most of our products are regulated as medical devices and face difficult development and approval processes in most jurisdictions we operate in, particularly in the U.S. and EU. The U.S. and EU each use a risk-based classification system to determine the type of information that must be provided to the local regulatory bodies in order to obtain the right to market a product. In the U.S., many of our devices are either Class II devices that require FDA clearance of a 510(k) pre-market notification or Class III devices that require FDA approval of a pre-market approval (PMA) application. In the EEA, our device products are not subject to pre-market governmental authority approval but must undergo a conformity assessment procedure to demonstrate compliance with the applicable essential requirements set forth in the EU Medical Devices Directive, before the product may be CE marked and placed on the market. For most Class I devices, the manufacturer may self-certify compliance with the applicable essential requirements, but for all other devices a notified body must be involved in the conformity assessment procedure and issue a CE Certificate of Conformity. Some of our products are regulated as drug products and are also subject to various pre-market regulatory requirements. For example, in the

U.S., drug products must either be the subject of an approved drug application or be marketed in accordance with an over-the-counter drug monograph.

        Clinical trials may be required to obtain clearance or approval of our products or may be required as a condition of approval. Clinical trial activities are subject to extensive regulation and review by numerous governmental authorities, both in and outside of the U.S. For example, outside the U.S., an increasing number of local regulators, particularly in Europe and Asia, have started to require the performance of local clinical trials as part of heightened regulatory review and approval processes for new products. We, regulatory authorities, or the reviewing institutional review board, may suspend a clinical trial at any time for various reasons, including a belief that the risks to study subjects outweigh the anticipated benefits. We cannot be certain that the results of any clinical trial will support our product claims or that the applicable regulatory authorities and notified bodies will agree with our conclusions regarding them. The clinical trial process may fail to demonstrate that our products are safe and effective for the proposed indicated uses, which could cause us to abandon a product and may delay development of others. Any delay or termination of our clinical trials will delay the filing of our product submissions and, ultimately, our ability to commercialize our products and generate revenues.

        The process of developing new products and obtaining necessary FDA clearance or approval, CE marking, or other regulatory marketing authorization is lengthy, expensive, and uncertain. Our potential products could take a significantly longer time than we expect to gain marketing authorization or may never gain such marketing authorization. Regulatory authorities may require additional testing or clinical data to support marketing authorization, delaying authorization and market entry of our products. Even if the FDA or another regulatory agency or notified body approves a product, the approval may limit the indicated uses for a product, may otherwise limit our ability to promote, sell and distribute a product or may require post-marketing studies or impose other post-marketing obligations. There is no assurance that we will be able to obtain the necessary regulatory clearances or approvals for any product on a timely basis or at all. If a regulatory authority delays authorization of a potentially significant product, our market value and operating results may decline. Similarly, if we are unable to obtain regulatory approval or CE marking of our products, we will not be able to market these products, which would result in a decrease in our sales.

        In addition, if our regulatory registrations, licenses or authorizations, such as marketing authorizations, establishment registrations or clinical trial applications or notifications, are transferred to a new corporate entity or our or our relevant subsidiary's legal name changes, we may be required to notify regulatory authorities or update such registrations or authorizations. We cannot assure you that we will successfully maintain the clearances we have received or may receive in the future. We also routinely make minor modifications to our products, labelling, instructions for use, manufacturing process and packaging that may trigger a requirement to notify regulatory authorities or to update such registrations or authorizations. This may subsequently require us to manage multiple versions of individual products around the world, depending on the status of any re-registration approvals. Managing such multiple versions may require additional inventory in the form of "bridging stock", extensive redress operations and inventory increases that could exceed our manufacturing capacity or supply chain ability at the time. This could result in prolonged product shortages that could negatively impact our sales, both in terms of any unavailable products and the potential loss of customers that opt for another supplier.

        The loss of previously received clearances or approvals, or the failure to comply with existing or future regulatory requirements could also have a material adverse effect on our business. For example, we offer custom surgical pack products that combine both Alcon and third-party products. Changes in local regulatory statutes, health authority practices, or local importation laws, or the failure of Alcon or our suppliers comply with them, could result in our products being barred from importation into a given territory. Continued growth in our sales and profits will depend, in part, on the timely and successful introduction and marketing of some or all of the products we are currently pursuing approval for.

The manufacture of our products is highly regulated and complex, and may result in a variety of issues that could increase our cost of goods and lead to extended supply disruptions and significant liability.

        The manufacture of our product portfolio is complex and heavily regulated by governmental health authorities around the world, including the FDA. Whether our products and the related raw materials are manufactured at our own dedicated manufacturing facilities or by third parties, we must ensure that all manufacturing processes comply with current Good Manufacturing Practices (cGMP), quality system requirements, and other applicable regulations, as well as with our own high quality standards. In recent years, health authorities have substantially intensified their scrutiny of manufacturers' compliance with such requirements.

        Any significant failure by us or our third-party suppliers to comply with these requirements or the health authorities' expectations may cause us to shut down our production facilities or production lines. Alternatively, we may be forced to shut them down by a government health authority, or could be prevented from importing our products from one country to another. This could lead to product shortages, or to our being entirely unable to supply products to customers and consumers for an extended period of time. Such shortages or shutdowns have led to and could continue to lead to significant losses of sales revenue and to potential third-party litigation. In addition, health authorities have in some cases imposed significant penalties for such failures to comply with regulatory requirements. A failure to comply fully with regulatory requirements could also lead to a delay in the approval of new products to be manufactured at the impacted site.

        Thus, complex production processes and compliance with regulatory requirements can increase our cost of producing our products, and any significant disruption in the supply of our products could impact our sales, either of which could have a material adverse effect on our business, financial condition or results of operations, as well as our reputation.

We may be subject to penalties if we fail to comply with post-approval legal and regulatory requirements and our products could be subject to restrictions or withdrawal from the market.

        The research, development, testing, manufacturing, sale and marketing of our products are subject to extensive governmental regulation. Government regulation includes inspection of and controls over testing, manufacturing, safety and environmental controls, efficacy, labeling, advertising, marketing, promotion, record keeping, tracking, reporting, distributing, import, export, samples, electronic records and electronic signatures.

        Among other requirements, we are required to comply with applicable adverse event and malfunction reporting requirements for our products. For example, for our medical device products, in the U.S. we are required to report to the FDA any incident in which one of our marketed devices may have caused or contributed to a death or serious injury or has malfunctioned and the malfunction of the device or a similar device that we market would be likely to cause or contribute to death or serious injury if the malfunction were to recur. In addition, all manufacturers placing medical devices on the market in the EEA are legally required to report any serious or potentially serious incidents involving devices produced or sold by the manufacturer to the relevant authority in those jurisdictions where any such incident occurred.

        Our advertising and promotional activities are also subject to stringent regulatory rules and oversight. The marketing approvals from the FDA and other regulators of certain of our products are, or are expected to be, limited to specific uses. We are prohibited from marketing or promoting any uncleared or unapproved use of our product, referred to as "off-label" use. In addition to promoting our products in a manner consistent with our clearances and approvals, we must have adequate substantiation for the claims we make for our products. If any of our claims are determined to be false, misleading or deceptive, we could be subject to enforcement action. In addition, unsubstantiated claims also present a risk of consumer class action or consumer protection litigation and competitor challenges. In the past, we have had to change or discontinue promotional materials because of regulatory agency requests, and we are exposed to that possibility in the future.

        Failure to comply with statutes and regulations administered by the FDA and other regulatory bodies or failure to adequately respond to any notices of violation or any similar reports could result in, among other things, any of the following enforcement actions:

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  warning letters or untitled letters issued by the FDA;

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  fines, civil penalties, in rem forfeiture proceedings, injunctions, consent decrees and criminal prosecution;

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  detention of imported products;

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  delays in approving, or refusal to approve, our products;

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  withdrawal or suspension of approval of our products or those of our third-party suppliers by the FDA or other regulatory bodies;

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  product recall or seizure;

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  operating restrictions or interruption of production; and

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  inability to export to certain foreign countries.

        If any of these items were to occur, it could result in unanticipated expenditures to address or defend such actions, could harm our reputation and could adversely affect our business, financial condition and results of operations.

We are subject to laws targeting fraud and abuse in the healthcare industry, the violation of which could adversely affect our business or financial results.

        We are subject to various federal, state and non-U.S. laws pertaining to healthcare fraud and abuse, including anti-kickback laws and physician self-referral laws. The U.S. federal healthcare program anti-kickback statute prohibits, among other things, knowingly and willfully offering, paying, soliciting or receiving remuneration to induce, or in return for, purchasing, leasing, ordering, arranging for or recommending the purchase, lease or order of any healthcare item or service reimbursable under Medicare, Medicaid or other federally financed healthcare programs. This statute has been interpreted to apply to arrangements between medical device manufacturers, on the one hand, and prescribers, purchasers, formulary managers and other healthcare-related professionals, on the other hand. Due to recent legislative changes, a person or entity no longer needs to have actual knowledge of this statute or specific intent to violate it. In addition, the government may assert that a claim including items or services resulting from a violation of the federal anti-kickback statute constitutes a false or fraudulent claim for purposes of the false claims statutes. Pricing and rebate programs must comply with the Medicaid drug rebate requirements of the Omnibus Budget Reconciliation Act of 1990, as amended, the Veterans Health Care Act of 1992, as amended, and the Deficit Reduction Act of 2005, as amended. The statutes and regulations governing the various price reporting requirements are complex and have changed over time, and the U.S. government has not given clear guidance on many issues. In addition, recent statutory and regulatory developments have not yet been applied by the government or courts to specific factual situations. We believe that Alcon is in compliance with all applicable government price reporting requirements, but there is the potential that Center for Medicare and Medicaid Services (CMS), other regulatory and law enforcement agencies or a court could arrive at different interpretations, with adverse financial or other consequences for us. If products are made available to authorized users of the Federal Supply Schedule of the General Services Administration, additional laws and requirements apply. All of these activities are also potentially subject to federal and state consumer protection and unfair competition laws. Some European Union bodies and most European Union member states and Japan impose controls and restrictions that are similar in nature or effect to those described above.

        In recent years, the federal government and several states have enacted legislation requiring medical device companies to establish marketing compliance programs and file other periodic reports. Similar legislation is being considered in other states. Many of these requirements are new and uncertain, and available guidance is limited. We could face enforcement action, fines and other penalties and could receive adverse publicity, all of which could harm our business, if it is alleged that we have failed to fully comply with such laws and regulations. Similarly, if the physicians or other providers or entities that we do business with are found to have not complied with applicable laws, they may be subject to sanctions, which could also have a negative impact on our business.

        Depending on the circumstances, failure to meet these applicable legal and regulatory requirements can result in criminal prosecution, fines or other penalties, injunctions, recall or seizure of products, total or partial suspension of production, denial or withdrawal of pre-marketing product approvals, private "qui tam" actions brought by individual whistleblowers in the name of the government, or refusal to allow us to enter into supply contracts, including government contracts, any of which could have a material adverse effect on our business, financial condition or results of operations.

Legislative and regulatory reforms may impact our ability to develop and commercialize our products.

        The global regulatory environment is increasingly stringent and unpredictable. Any changes or new requirements relating to the regulatory approval process or postmarket requirements applicable to our products in any jurisdiction could be costly and onerous to comply with and could have an adverse effect on our business, financial condition and results of operations. For example, in 2017 the EU published a new EU Medical Devices Regulation, which has introduced substantial changes to the requirements for medical device manufacturers bringing new products to the EU market, including with respect to clinical development, labelling, technical documentation and quality management systems. The regulation has a three-year implementation period. Medical devices placed on the market in the EU after May 2020 will require certification according to these new requirements, except that devices with valid CE certificates, issued pursuant to the Medical Device Directives before May 2020, can be placed on the market until those certificates expire, at the latest in May 2024, provided there are no significant changes in the design or intended purpose of the device. In addition, several countries that did not have regulatory requirements for medical devices have established such requirements in recent years, and other countries have expanded, or plan to expand, their existing regulations. While harmonization of global regulations has been pursued, requirements continue to differ significantly among countries. Further, the FDA is also pursuing various efforts to modernize its regulation of devices, including potential changes to the 510(k) pathway such as limiting reliance on older predicate devices and establishing an alternative 510(k) pathway that permits reliance on objective performance criteria. We expect this global regulatory environment to continue to evolve, which could impact the cost of, the time needed to approve, and ultimately, our ability to maintain existing approvals or obtain future approvals for, our products.

        In the U.S., there have been a number of health care reform legislative and regulatory measures proposed and adopted at the federal and state government levels that affect the health care system generally and that have had significant impact on our business. For example, the 2010 Patient Protection and Affordable Care Act (the "ACA") made extensive changes to the delivery of health care in the United States including, among other changes: (i) a 2.3 percent excise tax, currently suspended through December 31, 2019, on any entity that manufactures or imports medical devices offered for sale in the U.S., with limited exceptions (one of which is for contact lenses) and (ii) new reporting and disclosure requirements on medical device manufacturers for certain payments or other "transfers of value" made to physicians and teaching hospitals, and any ownership or investment interests in the device manufacturer held by physicians or their immediate family members. In addition, the purchase of contact lenses currently requires a prescription under the Contact Lens Consumers Act. Should the purchase of contact lenses become permissible without a prescription under amended legislation, this could disintermediate traditional distribution models, including the ECP channel in which Alcon has a significant presence.

        Full implementation of these various measures could result in decreased net revenues from or increased expenses for our products. In addition, new legislation and new regulations and interpretations of existing health care statutes and regulations are frequently adopted, any of which could affect our future business and results of operations. For example, there have been attempts to repeal certain portions of the ACA and the current U.S. President and certain members of the U.S. Congress have indicated their desire to repeal the ACA. Also, any adoption of health care reform proposals on a state-by-state basis in the U.S. could require us to develop state-specific marketing and sales approaches. At this time, we cannot predict which, if any, proposed measures might be adopted or their full effect on our business.

        Finally, within our surgical business, a considerable portion of our sales and sales growth rely on patient-pay premium technologies, in markets where access to these technologies has been established. For example, in the U.S., two landmark rulings issued by the CMS established a bifurcated payment system for certain of our AT-IOLs pursuant to which part of the cost of the cataract surgery with such AT-IOLs would be reimbursed under Medicare, with the remaining cost paid out-of-pocket. For more details, see "Item 4. Information on the Company—4.B. Business Overview—Our Products—Surgical". To the extent regulatory bodies in the U.S., such as CMS, or other health authorities outside the U.S., decide to amend the regulations governing patient-pay reimbursement for advanced technologies, our sales and sales growth could be negatively impacted.

We are subject to environmental, health and safety laws and regulations, and may face significant costs or liabilities associated with environmental, health and safety matters.

        We are subject to numerous federal, state and local environmental, health and safety laws and regulations, including relating to the discharge of regulated materials into the environment, human health and safety, laboratory procedures and the generation, handling, use, storage, treatment, release and disposal of hazardous materials and wastes. Our operations involve the use of hazardous and flammable materials, including chemicals and biological materials. Our operations also produce hazardous waste products. We generally contract with third parties for the disposal of these hazardous materials and wastes. We cannot eliminate the risk of contamination or injury from these materials. In the event of contamination or injury resulting from our generation, handling, use, storage, treatment, release or disposal of hazardous materials or wastes, we could be held liable for any resulting damages, and any liability could materially adversely affect our business, operating results or financial condition. Although we maintain workers' compensation insurance, this insurance may not provide adequate coverage against potential liabilities. If we fail to comply with applicable environmental, health and safety laws and regulations, we may face significant administrative, civil or criminal fines, penalties or other sanctions. In addition, we may incur substantial costs in order to comply with current or future environmental, health and safety laws and regulations, which have tended to become more stringent over time. Compliance with current or future environmental, health and safety laws and regulations may increase our costs or impair our research, development or production efforts.

Alcon Pharmaceuticals Ltd ("APL") is party to an investment tax incentive with the Swiss State Secretariat for Economic Affairs in Switzerland (the "SECO") and the Canton of Fribourg, Switzerland that allowed APL to benefit from a ten year investment tax incentive, subject to satisfying certain ongoing obligations through the financial year ending December 31, 2022. Alcon will be subject to significant liability if it fails to comply with such ongoing requirements related to its operations in the Canton of Fribourg.

        Our subsidiary APL, which historically participated in both the surgical and vision care businesses to be conducted by Alcon, as well as the ophthalmology pharmaceutical business now conducted by Novartis Ophthalmics AG, Fribourg ("NOAG"), has benefitted from an investment tax incentive granted by the SECO and the Canton of Fribourg, Switzerland in respect of both Swiss federal taxes and Fribourg cantonal / communal taxes for the fiscal years ended December 31, 2007 through December 31, 2017. This tax incentive is subject to a five year "claw-back" period if APL does not continue to meet certain requirements related to its operations in Fribourg.

        In connection with the separation of the Novartis ophthalmology pharmaceutical business into NOAG and the anticipated separation and spin-off of the Alcon Business, it has been agreed with the Canton of Fribourg that each of APL and NOAG will have separate and standalone obligations and potential liabilities in connection with the five year claw-back period relating to the Fribourg investment tax incentive granted to APL. In particular, APL may be required to pay a "claw-back" amount of up to CHF 1.3 billion to the Fribourg tax authorities if APL fails to: (1) remain tax resident in Fribourg, (2) continue certain business activities in Fribourg, and (3) employ a certain minimum number of employees in Fribourg. Beginning on December 31, 2018, our "claw-back" obligation will be reduced each year by 20% of the original maximum amount and will expire on December 31, 2022.

        We intend to conduct APL's operations so as to comply with these requirements in all respects. However, there can be no assurance we will be able to meet, or that the Canton of Fribourg will not successfully challenge our compliance with, these requirements. If the Canton of Fribourg successfully challenges our compliance with these requirements, we would be required to pay all or a portion of the "claw-back" amount.

We are a multinational business that operates in numerous tax jurisdictions. Changes in tax law or their application in the jurisdictions in which we operate, or successful challenges to our tax positions by tax authorities, could adversely affect our results of operations.

        We conduct operations in multiple tax jurisdictions, and the tax laws of those jurisdictions generally require that the transfer prices between affiliated companies in different jurisdictions be the same as those between unrelated companies dealing at arm's length, and that such prices are supported by contemporaneous documentation. While we believe that we operate in compliance with applicable transfer pricing laws and intend to continue to do so, our transfer pricing procedures are not binding on applicable tax authorities. If tax authorities in any of these jurisdictions were to successfully challenge our transfer prices as not reflecting arm's length transactions, they could require us to adjust our transfer prices and thereby reallocate our income to reflect these revised transfer prices, which could result in a higher overall tax liability to us, and possibly interest and penalties, and could adversely affect our business, results of operations and financial condition.

        Additionally, the integrated nature of our worldwide operations can produce conflicting claims from tax authorities in different countries as to the profits to be taxed in the individual countries. The majority of the jurisdictions in which we operate have double tax treaties with other foreign jurisdictions, which provide a framework for mitigating the impact of double taxation on our revenues and capital gains. However, mechanisms developed to resolve such conflicting claims are largely untested, and can be expected to be very lengthy.

        In recent years, tax authorities around the world have increased their scrutiny of company tax filings, and have become more rigid in exercising any discretion they may have. As part of this, the

Organization for Economic Co-operation and Development (OECD) has proposed an initiative that will result in local tax law changes under its Base Erosion and Profit Shifting (BEPS) Action Plans to address issues of transparency, coherence and substance.

        At the same time, the European Commission is finalizing its Anti Tax Avoidance Directive, which seeks to prevent tax avoidance by companies and to ensure that companies pay appropriate taxes in the markets where profits are effectively made and business is effectively performed. The European Commission also continues to extend the application of its policies seeking to limit fiscal aid by Member States to particular companies, including by investigating Member States' practices regarding the issuance of rulings on tax matters relating to individual companies. Furthermore, new EU regulations introducing mandatory automatic exchange of information in relation to "reportable cross-border arrangements" entered into effect on June 25, 2018 and the Member States are required to transpose such regulation into their respective national legislation by December 31, 2019 and apply the new rules from July 1, 2020. The first automatic exchange of information in relation to "reportable cross-border arrangements" will have to take place by October 31, 2020. Over time, these new disclosure requirements may result in significant changes to the manner in which tax authorities and taxpayers view the application of established tax rules.

        These OECD and EU tax reform initiatives require local country implementation, including in our home country of Switzerland, which may result in significant changes to established tax principles. Although we have taken steps to be in compliance with the evolving OECD and EU tax initiatives, and will continue to do so, significant uncertainties remain as to the outcome of these initiatives and their impact on us as a taxpayer.

        In addition, on December 22, 2017, the President of the United States signed into law legislation commonly known as the Tax Cuts and Jobs Act (the "TCJA"). The TCJA includes substantial changes to the U.S. taxation of individuals and businesses. Although the TCJA substantially decreased tax rates applicable to corporations in the U.S., we do not yet know what all of the consequences of the TCJA will be. In particular, significant uncertainties remain as to how the U.S. government will implement the new law, including with respect to the tax qualification of interest deductions, the concept of a territorial tax regime, royalty payments and cost of goods sold.

        Furthermore, Switzerland is considering the implementation of corporate tax reform, which could become effective as early as the first quarter of 2019. Currently, we do not expect Swiss corporate tax reform to have a material effect upon our business or financial condition. However, Swiss corporate tax reform remains pending and subject to change and could be enacted in a materially different form or could be administered or implemented in a manner different than our expectations. Accordingly, there can be no assurance that Swiss corporate tax reform will not adversely affect our business or financial condition.

        In general, tax reform efforts, including with respect to tax base or rate, transfer pricing, intercompany dividends, cross border transactions, controlled corporations, and limitations on tax relief allowed on the interest on intercompany debt, will require us to continually assess our organizational structure and could lead to an increased risk of international tax disputes, an increase in our effective tax rate and an adverse effect on our financial condition.

Intangible assets and goodwill on our books may lead to significant impairment charges in the future.

        We carry a significant amount of goodwill and other intangible assets on our combined balance sheet, primarily due to the value of the Alcon brand name, and also associated with our technologies, acquired research and development, currently marketed products and marketing know-how. As a result, we may incur significant impairment charges in the future if the fair value of the intangible assets and the groupings of cash generating units containing goodwill would be less than their carrying value on our combined balance sheet at any point in time.

        We regularly review our long-lived intangible and tangible assets, including identifiable intangible assets, investments in associated companies and goodwill, for impairment. Goodwill, intangible assets with an indefinite useful life, acquired research projects not ready for use, and acquired development projects not yet ready for use are subject to impairment review at least annually. Other long-lived assets are reviewed for impairment when there is an indication that an impairment may have occurred.

        For a detailed discussion of how we determine whether an impairment has occurred, what factors could result in an impairment and the impact of impairment charges on our results of operations, see "Note 3. Significant accounting policies and practices—Impairment of goodwill and intangible assets" in our combined financial statements included elsewhere in this Form 20-F.

Our existing and expected debt agreements may limit our flexibility to operate our business or adversely affect our business and our liquidity position.

        In connection with the completion of the spin-off, we expect to incur $3.5 billion in indebtedness and, as of the completion of the spin-off, we expect to have $            of outstanding non-current financial debt and $            of outstanding current financial debt. In addition, we may incur additional indebtedness in the future and, if we are unable to raise sufficient debt on acceptable terms, we may be required to agree to less favorable terms than desired, such as higher interest rates or more restrictive covenants. Our existing and any future debt may require us to dedicate a portion of our cash flows to service interest and principal payments and, if interest rates rise, this amount may increase. Our indebtedness may also increase from time to time in the future for various reasons, including fluctuations in operating results, capital expenditures and potential acquisitions.

        Any indebtedness we incur could:

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  make it difficult for us to satisfy our obligations, including making interest payments on our debt obligations;

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  require us to dedicate a portion of our cash flows to payments on our debt, reducing our ability to use our cash flows to fund capital expenditures, BD&L or other strategic transactions, working capital and other general operational requirements, or to pay dividends to our shareholders;

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  limit our flexibility to plan for and react to changes in our business;

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  negatively impact our credit rating and increase the cost of servicing our debt;

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  place us at a competitive disadvantage relative to some of our competitors that have less debt than us;

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  increase our vulnerability to general adverse economic and industry conditions, including changes in interest rates or a downturn in our business or the economy; and

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  make it difficult to refinance our existing and expected debt or incur new debt on terms that we would consider to be commercially reasonable, if at all.

        The occurrence of any one of these events could have a material adverse effect on our business, financial condition or result of operations or cause a significant decrease in our liquidity and impair our ability to pay amounts due on our indebtedness.

We may need to obtain additional financing which may not be available or, if it is available, may result in a reduction in the percentage ownership of our then-existing shareholders.

        We may need to raise additional funds in order to:

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  finance unanticipated working capital requirements or refinance our existing and expected indebtedness;

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  develop or enhance our infrastructure and our existing products and services;

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  engage in mergers and acquisitions or strategic BD&L transactions;

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  fund strategic relationships;

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  respond to competitive pressures; and

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  otherwise acquire complementary businesses, technologies, products or services.

        Additional financing may not be available on terms favorable to us, or at all. If adequate funds are not available or are not available on acceptable terms, our ability to fund any potential expansion strategy, take advantage of unanticipated opportunities, develop or enhance technology or services or otherwise respond to competitive pressures could be significantly limited. If we raise additional funds by issuing equity or convertible debt securities, the percentage ownership of our then-existing shareholders may be reduced, and holders of these securities may have rights, preferences or privileges senior to those of our then-existing shareholders.

Risks Related to the Separation from Novartis

The spin-off may not be successful and as an independent, publicly traded company, we will not enjoy the same benefits that we did as a subsidiary of Novartis.

        Upon completion of the spin-off, we will be a standalone public company. The process of becoming a standalone public company may distract our management from focusing on our business and strategic priorities. Further, we may not be able to issue debt or equity on terms acceptable to us or at all and we may not be able to attract and retain employees as desired. We also may not fully realize the anticipated benefits of the separation and of being a standalone public company, or the realization of such benefits may be delayed, if any of the risks identified in this "Risk Factors" section, or other events, were to occur. For example, the transfer to us of the Brazil surgical and vision care business by Novartis may be delayed due to local regulatory and other requirements. Although Novartis is expected to pass through to us the risks and benefits of the Brazil business until such transfer is completed, the transfer may take longer than expected.

        In addition, we enjoyed certain benefits as a subsidiary of Novartis, including:

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  strong capital base and financial strength;

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  access to Novartis global information technology infrastructure;

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  preferred status among our partners and employees; and

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  established relationships with government regulators.

        As a separate public company, we will be a smaller and less diversified company than Novartis, and we may not have access to financial and other resources comparable to those available to Novartis prior to the separation and spin-off. We cannot predict the effect that the spin-off and the separation will have on our relationship with partners or employees or our relationship with government regulators. We may also be unable to obtain goods, technology and services at prices and on terms as favorable as those available to us prior to the spin-off. Furthermore, as a less diversified company, we may be more likely to be negatively impacted by changes in global market conditions, regulatory reforms and other industry factors, which could have a material adverse effect on our business, prospects, financial condition and results of operations.

We may not achieve some or all of the expected benefits of the separation and spin-off, and the separation and spin-off may adversely affect our business.

        We may not be able to achieve the full strategic and financial benefits expected to result from the separation and spin-off, or such benefits may be delayed or not occur at all. The separation and spin-off are expected to provide the following benefits, among others:

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  enhanced strategic and management focus;

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  creation of a more nimble medical device company with ability to quickly focus on innovating products to meet the needs of the market;

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  distinct investment identity;

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  more efficient allocation of capital;

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  direct access to capital markets; and

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  alignment of incentives with performance objectives.

        We may not achieve these and other anticipated benefits for a variety of reasons, including, among others:

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  the separation will require significant amounts of management's time and effort, which may divert management's attention from operating and growing our business;

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  following the separation, we may be more susceptible to market fluctuations and other adverse events than if we were still a part of Novartis;

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  the costs associated with being a standalone public company;

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  following the separation, our business will be less diversified than the Novartis business prior to the separation; and

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  the other actions required to separate our and Novartis respective businesses could disrupt our operations.

        If we fail to achieve some or all of the benefits expected to result from the separation and spin-off, or if such benefits are delayed, our business, financial conditions and results of operations could be adversely affected.

Since 2011, we have operated as a division of Novartis and our historical financial information is not necessarily representative of the results we would have achieved as a standalone public company and may not be a reliable indicator of our future results.

        Our historical financial statements have been derived (carved-out) from the Novartis consolidated financial statements and accounting records, and these financial statements and the other historical financial information of Alcon included in this Form 20-F are presented on a combined basis. This combined information does not necessarily reflect the financial position, results of operations and cash flows we would have achieved as a standalone public company during the periods presented, or those that we will achieve in the future.

        This is primarily because of the following factors:

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  For certain of the periods covered by our combined financial statements, our business was operated within legal entities which hosted portions of other Novartis businesses.

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  Income taxes attributable to our business were determined using the separate return approach, under which current and deferred income taxes are calculated as if a separate tax return had been prepared in each tax jurisdiction. Actual outcomes and results could differ from these separate tax return estimates, including those estimates and assumptions related to realization of tax benefits within certain Novartis tax groups.

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  Our combined financial statements include an allocation and charges of expenses related to certain Novartis functions such as those related to financial reporting and accounting operations, human resources, real estate and facilities services, procurement and information technology. However, the allocations and charges may not be indicative of the actual expense that would have been incurred had we operated as an independent, publicly traded company for the periods presented therein.

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  Our combined financial statements include an allocation from Novartis of certain corporate-related general and administrative expenses that we would incur as a publicly traded company that we have not previously incurred. The allocation of these additional expenses, which are included in the combined financial statements, may not be indicative of the actual expense that would have been incurred had we operated as an independent, publicly traded company for the periods presented therein.

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  In connection with the separation, we expect to incur one-time costs of approximately $0.3 billion after the completion of the spin-off relating to the transfer of information technology systems from Novartis to us. We expect to incur these expenses during the next two to three years.

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  As part of Novartis, we historically benefited from discounted pricing with certain suppliers as a result of the buying power of Novartis. As a separate entity, we may not obtain the same level of supplier discounts historically received.

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  In connection with the completion of the spin-off, we expect to incur $3.5 billion in indebtedness and, as of the completion of the spin-off, we expect to have $            of outstanding non-current financial debt and $            of outstanding current financial debt. Such indebtedness and the related interest expenses associated with such debt, expected to be between $140 million and $160 million per year, are not reflected in our combined financial statements.

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  On August 28, 2018, we announced our immediate, voluntary market withdrawal of our CyPass micro-stent surgical glaucoma product from the global market. Our combined financial statements include the sales of CyPass micro-stent products from and after the launch of the product in 2016 until our withdrawal of the product from the market in August 2018.

        Therefore, our historical financial information may not necessarily be indicative of our future financial position, results of operations or cash flows, and the occurrence of any of the risks discussed in this "Risk Factors" section, or any other event, could cause our future financial position, results of operations or cash flows to materially differ from our historical financial information.

Our ability to operate our business effectively may suffer if we do not, quickly and cost effectively, establish our own administrative and support functions necessary to operate as a standalone public company.

        As a division of Novartis, we historically relied on financial (including financial and compliance controls) and certain legal, administrative and other resources of Novartis to operate our business. In particular, Novartis Business Services (NBS), the Novartis shared service organization, historically provided us with services across the following service domains: human resources operations, real estate and facility services, including site security and executive protection, procurement, information technology, commercial and medical support services and financial reporting and accounting operations.

        In connection with our separation from Novartis, we are creating our own financial, administrative, corporate governance and listed company compliance and other support systems, including for the services NBS had historically provided to us, or expect to contract with third parties to replace Novartis systems that we are not establishing internally. We expect this process to be complex, time consuming and costly. In addition, we are also establishing or expanding our own tax, treasury, internal audit, investor relations, corporate governance and listed company compliance and other corporate functions.

        These corporate functions fall beyond the scope of the operational service domains formerly provided by NBS and will require us to develop new standalone corporate functions. We expect to incur one-time costs to replicate, or outsource from other providers, these corporate functions to replace the additional corporate services that Novartis historically provided us prior to the separation. Novartis will continue to provide support for certain of our key business functions after the spin-off for approximately 24 months pursuant to a Transitional Services Agreement and certain other agreements we will enter into with Novartis. Any failure or significant downtime in our own financial, administrative or other support systems or in the Novartis financial, administrative or other support systems during the transitional period in which Novartis provides us with support could negatively impact our results of operations or prevent us from paying our suppliers and employees, executing business combinations and foreign currency transactions or performing administrative or other services on a timely basis, which could negatively affect our results of operations.

        In particular, our day-to-day business operations rely on our information technology systems. For example, our production facilities utilize information technology to increase efficiencies and limit costs. Furthermore, a significant portion of the communications among our personnel, customers and suppliers take place on our information technology platforms. We expect the transfer of information technology systems from Novartis to us to be complex, time consuming and costly. There is also a risk of data loss in the process of transferring information technology. As a result of our reliance on information technology systems, the cost of such information technology integration and transfer and any such loss of key data could have an adverse effect on our business, financial condition and results of operations.

        Further, as a standalone public company, we will incur significant legal, accounting and other expenses that we did not incur as a division of Novartis. Sarbanes-Oxley, as well as rules subsequently adopted by the SEC and the NYSE, have imposed various requirements on public companies, including changes in corporate governance practices. For example, Sarbanes-Oxley requires, among other things, that we maintain and periodically evaluate our internal control over financial reporting and disclosure controls and procedures. In particular, we and our managers will have to perform system and process evaluation and testing of our and their internal control over financial reporting to allow management and our independent registered public accounting firm to report on the effectiveness of our internal control over financial reporting, as required by Section 404 of Sarbanes-Oxley.

        Although we currently test our internal controls over financial reporting on a regular basis, we have done so in accordance with the financial reporting practices and policies of Novartis, not as a standalone entity. Doing so for ourselves will require our management and other personnel to devote a substantial amount of time to comply with these requirements and will also increase our legal and financial compliance costs. In particular, compliance with Section 404 of Sarbanes-Oxley will require a substantial accounting expense and significant management efforts. We cannot be certain at this time that all of our controls will be considered effective and our internal control over financial reporting may not satisfy the regulatory requirements when they become applicable to us.

        Furthermore, the listing of our shares on the SIX and the NYSE will require us to comply with the listing, reporting and other regulations for each exchange. Compliance with two sets of regulations, which may have different standards and requirements, will require more time and effort from management.

        We expect to incur one-time costs of approximately $0.3 billion, primarily in connection with the transfer of information technology systems from Novartis to us over the two to three-year period following the completion of the spin-off.

We cannot assure you that the transitional services Novartis has agreed to provide us will be sufficient for our needs. In addition, we or Novartis may fail to perform under various transaction agreements that will be executed as part of the separation or we may fail to have necessary systems and services in place when certain of the transaction agreements expire.

        In connection with the separation, we and Novartis intend to enter into a Separation and Distribution Agreement and will enter into various other agreements, including the Transitional Services Agreement, Tax Matters Agreement, Employee Matters Agreement, Manufacturing and Supply Agreement and other separation-related agreements. See "Item 7. Major Shareholders and Related Party Transactions—7.B. Related Party Transactions—Agreements Between Novartis and Us". Certain of these agreements will provide for the performance of key business services by Novartis for our benefit for a period of time after the separation. These services may not be sufficient to meet our needs and the terms of such services may not be equal to or better than the terms we may have received from unaffiliated third parties.

        We will rely on Novartis to satisfy its performance and payment obligations under these agreements. If Novartis is unable to satisfy its obligations under these agreements, including its indemnification obligations, we could incur operational difficulties or losses. If we do not have in place our own systems and services, or if we do not have agreements with other providers of these services once certain transitional agreements expire, we may not be able to operate our business effectively and this may have an adverse effect on our business, financial condition and results of operations. In addition, after our agreements with Novartis expire, we may not be able to obtain these services at as favorable prices or on as favorable terms.

We may experience an interruption in the supply of our products to certain countries as a result of the change in name and corporate form of some of our subsidiaries in connection with the separation.

        In connection with the separation, some of our subsidiaries will undergo a change in corporate form, which would result in a change in the legal name of such entities. To the extent any regulatory registrations, licenses or authorizations, such as marketing authorizations, or the establishment of registrations or clinical trial applications or notifications have been granted to such entities, we may be required to notify regulatory authorities or to update such registrations or authorizations as a result of the name changes. We will also be required to update the labeling of certain of our existing products to reflect the name changes, and we may be prohibited from selling our existing inventory of products that are packaged with old labels. Relabeling our products will be a costly and time consuming process.

        We cannot assure you that we will be able to obtain the necessary regulatory approvals to operate and market or sell our products through these entities in all affected jurisdictions or that we will manage to relabel our products in a timely manner. If we fail to obtain such necessary approvals in any affected jurisdiction or to relabel our products by the later of the effective date of the legal name change or the expiration of any applicable grace period in a given jurisdiction, we may experience an interruption in the supply of our products in such affected jurisdictions until the necessary approvals have been obtained or until our products have been relabeled, which could have a material adverse effect on our business, financial condition and results of operations.

The separation and spin-off could result in significant tax liability to Novartis and us, and in certain circumstances, we could be required to indemnify Novartis for material taxes pursuant to indemnification obligations under the Tax Matters Agreement. In addition, we will agree to certain restrictions designed to preserve the tax treatment of the separation and spin-off that may reduce our strategic and operating flexibility. Finally, in certain circumstances, Novartis could determine not to proceed with the spin-off.

        The relevant Swiss tax consequences of the separation and spin-off have been taken up with the Swiss tax authorities. Novartis has received written confirmations (the "Swiss Tax Rulings") from the Swiss Federal Tax Administration and from the tax administrations of the Canton of Basel-Stadt and the Canton of Fribourg addressing the relevant Swiss tax consequences of the separation and spin-off.

        In addition, Novartis expects to receive a private letter ruling from the U.S. Internal Revenue Service (the "IRS", and such ruling, the "IRS Ruling") and to obtain a written opinion of Cravath, Swaine & Moore LLP, counsel to Novartis (the "Tax Opinion") to the effect that the separation and spin-off should qualify for nonrecognition of gain and loss to Novartis and its shareholders under Section 355 of the Code.

        The Swiss Tax Rulings are, and the IRS ruling and the Tax Opinion will be, based on certain representations as to factual matters from, and certain covenants by, Novartis and us. Neither the Swiss Tax Rulings or the IRS Ruling (together, the "Tax Rulings"), nor the Tax Opinion will be able to be relied on if any of the assumptions, representations or covenants are incorrect, incomplete or inaccurate or are violated in any material respect. The Tax Opinion and the Tax Rulings will not be binding in any court, and there can be no assurance that the relevant tax authorities or any court will not take a contrary position. In addition, if the Tax Rulings fail to remain effective and valid or the Tax Opinion is not able to be delivered to Novartis at the completion of the spin-off, the Novartis Board could determine not to proceed with the spin-off if, in its judgment, it determines that doing so would result in the spin-off having material adverse tax consequences or risks to Novartis or its shareholders.

        If the separation and/or spin-off were determined not to qualify for the treatments described in the Tax Rulings and Tax Opinion, or if any conditions in the Tax Rulings or Tax Opinion are not observed, then we could suffer adverse Swiss stamp duty and Novartis could suffer Swiss and U.S. income, withholding and capital gains tax consequences and, under certain circumstances, we could have an indemnification obligation to Novartis with respect to some or all of the resulting tax to Novartis under the tax matters agreement (the "Tax Matters Agreement") we intend to enter into with Novartis, as described in "Item 7. Major Shareholders and Related Party Transactions—7.B. Related Party Transactions—Agreements Between Novartis and Us—Tax Matters Agreement".

        In addition, under the Tax Matters Agreement, we will agree to certain restrictions designed to preserve the expected tax neutral nature of the separation and the spin-off for Swiss tax and U.S. federal income tax purposes. These restrictions may limit our ability to pursue strategic transactions or engage in new businesses or other transactions that might be beneficial and could discourage or delay strategic transactions that our shareholders may consider favorable. See "Item 7. Major Shareholders and Related Party Transactions—7.B. Related Party Transactions—Agreements Between Novartis and Us—Tax Matters Agreement" for more information.

Risks related to the Spin-off and Ownership of our Shares

The price of our shares after the spin-off may be volatile.

        The price of our shares after the spin-off may be volatile and may fluctuate due to factors including:

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  the success of our products and our ability to maintain our position in our markets;

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  market conditions in the surgical and vision care markets;

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  the success of our research and development efforts in bringing new products to market;

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  changes in third-party payor coverage and reimbursement methodologies;

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  general economic, industry and market conditions;

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  the maintenance of our relationships with healthcare providers;

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  certain inventory management risks;

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  our reliance on outsourcing key business functions to third parties;

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  our ability to attract and retain qualified personnel;

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  regulatory or legal developments (including healthcare reform) in the United States and other countries;

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  changes in tax laws;

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  future sales or dispositions of our shares;

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  securities or industry analysts issuing opinions adverse to our company;

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  the localization of the trading of our shares substantially on either the SIX or the NYSE;

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  other developments affecting us, our industry or our competitors; and

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  the other factors described in this "Risk Factors" section.

        The market price for our shares may be volatile. This market volatility, as well as general economic, market or political conditions, could reduce the market price of our shares in spite of our operating performance. In addition, if trading of our shares is substantially localized on either the SIX or the NYSE, we may not meet the liquidity or other criteria necessary for inclusion in various stock indices that are based on our trading volumes on the other exchange. This could have a further negative impact on the price of our shares.

        Furthermore, in the past, securities class action litigation has often been brought against a company following a decline in the market price of its securities. This risk is especially relevant for us because medical device companies have experienced significant stock price volatility in recent years. If we face such litigation, it could result in substantial costs and a diversion of management's attention and resources, which could harm our business.

Substantial sales of our shares may occur in connection with the spin-off, which could cause our share price to decline.

        Novartis shareholders receiving our shares in the spin-off generally may sell those shares immediately in the public market. It is likely that some Novartis shareholders, including some of its larger shareholders, will sell their shares of Alcon received in the spin-off if, for reasons such as our business profile or market capitalization as a standalone company, we do not fit their investment objectives, or they consider holding Alcon shares to be impractical or difficult due to listing, tax or other considerations, or—in the case of index funds—we are not a participant in the index in which they are investing. The sales of significant amounts of our shares, or the perception in the market that this will occur, may decrease the market price of our shares.

The combined post-spin-off value of our shares and Novartis shares or ADRs may not equal or exceed the aggregate pre-spin-off value of Novartis shares or ADRs and our shares.

        After the spin-off, Novartis shares will continue to be listed and traded on the SIX and Novartis ADRs will continue to be listed and traded on the NYSE. Our shares will be traded under the symbol

"ALC" on the SIX and on the NYSE. We have no current plans to apply for listing on any additional stock exchanges. As a result of the spin-off, Novartis expects the trading prices of Novartis shares and ADRs at market open on                        , 2019 to be lower than the trading prices at market close on                        , 2019, because the trading prices will no longer reflect the value of the Alcon Business. There can be no assurance that the aggregate market value of the Novartis shares or ADRs and the Alcon shares following the spin-off will be higher than, equal to or lower than the market value of Novartis shares or ADRs if the spin-off did not occur. This means, for example, that the combined trading prices of one Novartis share or ADR and                        Alcon shares after market open on                        , 2019 (representing the number of Alcon shares to be received per every one Novartis share or ADR in the distribution) may be equal to, greater than or less than the trading price of one Novartis share or ADR before                        , 2019. In addition, following the close of business on                        , 2019 but before the commencement of trading on                        , 2019, your Novartis shares and ADRs will reflect an ownership interest solely in Novartis and will not include the right to receive any Alcon shares in the spin-off, but may not yet accurately reflect the value of such Novartis shares or ADRs excluding the Alcon Business.

Your percentage ownership in Alcon may be diluted in the future.

        In the future, your percentage ownership in Alcon may be diluted because of equity issuances from acquisitions, capital markets transactions or otherwise, including equity awards that we will be granting to our directors, officers and employees and authorized capital we hold for purposes of our employee participation plans. Our employees will have rights to purchase or receive Alcon shares after the distribution as a result of the conversion of their Novartis equity awards into Alcon equity awards and the grant of Alcon equity awards, including restricted share units and performance share units, in each case, in order to preserve the aggregate value of the equity awards held by Alcon employees immediately prior to the spin-off. See "Item 6. Directors, Senior Management and Employees—6.B. Compensation" for further detail on the awards that are expected to be granted in connection with the spin-off. As of the date of this Form 20-F, the exact number of Alcon shares that will be subject to the converted and granted Alcon awards is not determinable, and, therefore, it is not possible to determine the extent to which your percentage ownership in Alcon could be diluted as a result. It is anticipated that the Compensation, Governance and Nomination Committee of the Alcon Board will grant additional equity awards to Alcon employees and directors after the spin-off, from time to time, under Alcon employee benefits plans. These additional awards will have a dilutive effect on our earnings per share, which could adversely affect the market price of our shares.

The price of our shares and the U.S. dollar value of any dividends may be negatively affected by fluctuations in the U.S. dollar/Swiss franc exchange rate.

        Our shares will trade on the NYSE in U.S. dollars. Since our shares will also be listed in Switzerland on the SIX and trade in Swiss francs, the value of the shares may be affected by fluctuations in the U.S. dollar/Swiss franc exchange rate. In addition, since dividends that we may declare will be denominated in Swiss francs, exchange rate fluctuations will affect the U.S. dollar equivalent of dividends received by holders of shares held via DTC or shares directly registered with Computershare Trust Company, N.A. in the U.S. If the value of the Swiss franc decreases against the U.S. dollar, the price at which our shares listed on the NYSE trade may—and the value of the U.S. dollar equivalent of any dividend will—decrease accordingly.

No assurance can be given that we will pay or declare dividends.

        Although Alcon currently expects that it will pay a regular cash dividend beginning in 2020 equivalent to approximately 10% of 2019 core net income, there can be no assurance that we will pay or declare dividends in the future. The Alcon Board may, in its discretion, recommend the payment of a dividend in respect of a given fiscal year. However, the declaration, timing, and amount of any dividends to be paid by Alcon following the spin-off will be subject to the approval of the Alcon shareholders at the relevant Annual General Meeting of shareholders. The determination of the Alcon Board as to whether to recommend a dividend and the approval of any such proposed dividend by the Alcon shareholders will depend upon many factors, including our financial condition, earnings, corporate strategy, capital requirements of our operating subsidiaries, covenants, legal requirements and other factors deemed relevant by the Alcon Board and shareholders. See "Item 8. Financial Information—8.A. Combined Statements and Other Financial Information—Dividend Policy" for more information.

As of the date of the spin-off, we will be a foreign private issuer and, as a result, we will not be subject to U.S. proxy rules and will be subject to Exchange Act reporting obligations that, to some extent, are more lenient and less frequent than those of a U.S. domestic public company.

        Upon consummation of the spin-off, we will report under the Exchange Act as a non-U.S. company with foreign private issuer status. Because we qualify as a foreign private issuer under the Exchange Act and although we are subject to Swiss laws and regulations with regard to such matters and intend to furnish quarterly financial information to the SEC, we are exempt from certain provisions of the Exchange Act that are applicable to U.S. domestic public companies, including (i) the sections of the Exchange Act regulating the solicitation of proxies, consents or authorizations in respect of a security registered under the Exchange Act, (ii) the sections of the Exchange Act requiring insiders to file public reports of their stock ownership and trading activities and liability for insiders who profit from trades made in a short period of time and (iii) the rules under the Exchange Act requiring the filing with the SEC of quarterly reports on Form 10-Q containing unaudited financial and other specified information, or current reports on Form 8-K, upon the occurrence of specified significant events. In addition, foreign private issuers are not required to file their annual report on Form 20-F until four months after the end of each financial year, while U.S. domestic issuers that are large accelerated filers are required to file their annual report on Form 10-K within 60 days after the end of each fiscal year. Foreign private issuers are also exempt from the Regulation Fair Disclosure, aimed at preventing issuers from making selective disclosures of material information. As a result of the above, you may not have the same protections afforded to shareholders of companies that are not foreign private issuers or controlled companies.

        In addition, as a foreign private issuer, we will also be entitled to rely on exceptions from certain corporate governance requirements of the NYSE. As a result, you may not have the same protections afforded to shareholders of companies that are not foreign private issuers.

        Furthermore, we prepare our financial statements under IFRS. There have been, and there may in the future be, certain significant differences between IFRS and U.S. Generally Accepted Accounting Principles, or U.S. GAAP, including but not limited to potentially significant differences related to the accounting and disclosure requirements relating to employee benefits, nonfinancial assets, taxation and impairment of long-lived assets. As a result, our financial information and reported earnings for historical or future periods could be significantly different if they were prepared in accordance with U.S. GAAP, and you may not be able to meaningfully compare our financial statements under IFRS with those companies that prepare financial statements under U.S. GAAP.

We may lose our foreign private issuer status, which would then require us to comply with the Exchange Act's domestic reporting regime and cause us to incur significant additional legal, accounting and other expenses.

        We will be a foreign private issuer as of the date of the spin-off and therefore we will not be required to comply with all of the periodic disclosure and current reporting requirements of the Exchange Act applicable to U.S. domestic issuers. In order to maintain our status as a foreign private issuer, either (a) a majority of our shares must be directly or indirectly owned of record by non-residents of the United States or (b)(i) a majority of our executive officers or directors may not be United States citizens or residents, (ii) more than 50 percent of our assets cannot be located in the United States and (iii) our business must be administered principally outside the United States.

        If we were to lose our foreign private issuer status, we would be required to comply with the Exchange Act reporting and other requirements applicable to U.S. domestic issuers, which are more detailed and extensive than the requirements for foreign private issuers. For instance, we would be required to change our basis of accounting from IFRS as issued by the IASB to U.S. GAAP, which we expect would be difficult and costly for us to comply with and could also result in changes, which could be material, to historical financials previously prepared on the basis of IFRS. We would also be required to make changes in our corporate governance practices in accordance with various SEC and NYSE rules. The regulatory and compliance costs to us under U.S. securities laws when we would be required to comply with the reporting requirements applicable to a U.S. domestic issuer could be significantly higher than the costs we will incur as a foreign private issuer. As a result, a loss of foreign private issuer status would increase our legal and financial compliance costs and would make some activities highly time-consuming and costly. If we were required to comply with the rules and regulations applicable to U.S. domestic issuers, it would make it more difficult and expensive for us to obtain director and officer liability insurance, and we could be required to accept reduced coverage or incur substantially higher costs to obtain coverage. These rules and regulations could also make it more difficult for us to attract and retain qualified members of our Board of Directors.

Our status as a Swiss corporation means that our shareholders enjoy certain rights that may limit our flexibility to raise capital, issue dividends and otherwise manage ongoing capital needs.

        Swiss law reserves for approval by shareholders certain corporate actions over which a board of directors would have authority in some other jurisdictions. For example, the payment of dividends and cancellation of treasury shares must be approved by shareholders. Swiss law also requires that our shareholders themselves resolve to, or authorize our Board of Directors to, increase our share capital. While our shareholders may authorize share capital that can be issued by our Board of Directors without additional shareholder approval, Swiss law limits this authorization to 50% of the issued share capital at the time of the authorization. The authorization, furthermore, has a limited duration of up to two years and must be renewed by the shareholders from time to time thereafter in order to be available for raising capital. Additionally, Swiss law grants pre-emptive rights to existing shareholders to subscribe for new issuances of shares and advance-subscription rights to subscribe for convertible bonds or similar instruments with conversion or option rights. A resolution adopted at a shareholders' meeting by a qualified majority of two-thirds of the votes represented, and the absolute majority of the nominal value of the shares represented, may restrict or exclude such pre-emptive or advance-subscription rights in certain limited circumstances. Swiss law also does not provide as much flexibility in the various rights and regulations that can attach to different categories of shares as do the laws of some other jurisdictions. These Swiss law requirements relating to our capital management may limit our flexibility, and situations may arise where greater flexibility would have provided benefits to our shareholders.

U.S. shareholders may not be able to obtain judgments or enforce civil liabilities against us or our executive officers or members of our Board of Directors.

        We are organized under the laws of Switzerland and our jurisdiction of incorporation is Switzerland. As a result, it may not be possible for investors to effect service of process within the United States upon us or upon such persons or to enforce against them judgments obtained in U.S. courts, including judgments in actions predicated upon the civil liability provisions of the federal securities laws of the United States. We have been advised by our Swiss counsel that there is doubt as to the enforceability in Switzerland of original actions, or in actions for enforcement of judgments of U.S. courts, of civil liabilities to the extent predicated upon the federal and state securities laws of the United States. Original actions against persons in Switzerland based solely upon the U.S. federal or state securities laws are governed, among other things, by the principles set forth in the Swiss Federal Act on International Private Law. This statute provides that the application of provisions of non-Swiss law by the courts in Switzerland shall be precluded if the result is incompatible with Swiss public policy. Also, mandatory provisions of Swiss law may be applicable regardless of any other law that would otherwise apply.

        Switzerland and the United States do not have a treaty providing for reciprocal recognition and enforcement of judgments in civil and commercial matters. The recognition and enforcement of a judgment of the courts of the United States in Switzerland are governed by the principles set forth in the Swiss Federal Act on Private International Law. This statute provides in principle that a judgment rendered by a non-Swiss court may be enforced in Switzerland only if:

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  the non-Swiss court had jurisdiction pursuant to the Swiss Federal Act on Private International Law;

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  the judgment of such non-Swiss court has become final and non-appealable;

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  the judgment does not contravene Swiss public policy;

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  the court procedures and the service of documents leading to the judgment were in accordance with the due process of law; and

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  no proceeding involving the same position and the same subject matter was first brought in Switzerland, or adjudicated in Switzerland, or was earlier adjudicated in a third state and this decision is recognizable in Switzerland.

ITEM 4.    INFORMATION ON THE COMPANY

4.A. HISTORY AND DEVELOPMENT OF THE COMPANY

General Corporate Information

        Alcon is a stock corporation (Aktiengesellschaft) organized under the laws of Switzerland in accordance with article 620 et seq. of the Swiss CO and registered with the Swiss Register under registration number CHE-234.781.164. Alcon is registered in the Swiss Register under each of Alcon AG, Alcon SA and Alcon Inc., all of which are stated in our Articles of Incorporation as our corporate name. Alcon was formed by Novartis in connection with our separation from Novartis, for an unlimited duration, effective as of the date of the registration of Alcon in the Swiss Register on September 21, 2018.

        Alcon is domiciled in Fribourg, Switzerland and our registered office is currently located at Rue Louis-d'Affry 6, 1701 Fribourg, Switzerland. Our headquarters is currently located in Geneva, Switzerland at the following address: Chemin de Blandonnet 8, 1214 Vernier, Geneva, Switzerland. Our telephone number is            . Our principal website is            . The information contained on our website is not a part of this Form 20-F.

General Development of Business

        Alcon was originally founded in 1945 by pharmacists Robert Alexander and William Conner, who opened a small pharmacy under the "Alcon" name in Fort Worth, Texas. In 1947, Alcon Laboratories, Inc. was first incorporated and began manufacturing specialty pharmaceutical products to address ocular health needs. In the succeeding years, Alcon began operating internationally with the opening of an office in Canada and first formed its surgical division.

        In 1977, Alcon was acquired by a subsidiary of Nestlé organized under the laws of Switzerland, and operated as a wholly owned subsidiary of Nestlé until 2002. In 2001, the name of the entity was officially changed to Alcon, Inc. and, on March 20, 2002, Nestlé completed an initial public offering of approximately 25% of the outstanding common shares of Alcon, Inc. From March 20, 2002 until its merger into Novartis, Alcon was publicly listed and traded on the New York Stock Exchange under the symbol "ACL".

        On April 6, 2008, Nestlé and Novartis entered into an agreement pursuant to which Nestlé agreed to sell approximately 25% of its Alcon shares to Novartis, with an option for Novartis to acquire Nestlé's remaining shares in Alcon beginning in 2010. This sale was consummated on July 7, 2008. On January 3, 2010, Novartis announced it was exercising its option to purchase the remaining approximately 52% of the total outstanding Alcon shares owned by Nestlé and submitted a merger proposal to acquire the approximately 23% of Alcon shares that were publicly traded. Upon consummation of the purchase from Nestlé on August 25, 2010, Novartis owned an approximate 77% interest in Alcon. On December 14, 2010, Novartis entered into a definitive agreement to merge Alcon into Novartis in consideration for Novartis shares and a contingent value amount. On April 8, 2011, a Novartis Extraordinary General Meeting approved the merger with Alcon, Inc., creating the Alcon Division within Novartis, which at the time became the fifth reported segment in the strategically diversified Novartis healthcare portfolio. In connection with the Novartis acquisition of Alcon, Novartis also merged its then-existing contact lens and contact lens care unit, CIBA Vision, and certain of its ophthalmic pharmaceutical products into Alcon, making the Alcon Division the second-largest division of Novartis at the time of merger, and moved the generic ophthalmic pharmaceutical business conducted by Alcon prior to the merger into the Sandoz Division of Novartis. In 2016, Novartis moved the management and reporting of Alcon ophthalmic pharmaceutical and over-the-counter ocular health products to the Innovative Medicines Division of Novartis. Subsequently, effective January 1, 2018, Novartis returned to Alcon the management and reporting of over-the-counter ophthalmic products and certain surgical diagnostic medications previously transferred from Alcon in 2016.

        In early 2017, Novartis announced a strategic review of its Alcon Business to explore all options for its future, ranging from retention or sale of the business to the separation of the business via an initial public offering or spin-off transaction, in order to maximize value for its shareholders. Following the completion of such review in 2018, Novartis concluded that a spin-off transaction would be in the best interests of Novartis shareholders. Novartis conducted its strategic review during the course of 2017 and early 2018, with the key criteria for a final decision and timing being continued Alcon sales growth and margin improvement, which needed to have been demonstrated for multiple quarters in the judgment of the Novartis Board and management. On June 29, 2018, Novartis announced its intention to seek shareholder approval for the spin-off of its Alcon Business, following the complete legal and structural separation of Alcon into a standalone company.

Significant Acquisitions, Dispositions and other Events

        In 2012, we began a multi-year transformation to standardize our processes, enhance data transparency and globally integrate our fragmented and aging information technology systems across our commercial, supply and manufacturing operations worldwide, through a new foundation of Systems, Applications and Products in Data Processing (SAP), which is an ERP software platform. We expect to pay a total of approximately $800 million relating to the implementation of the new ERP system. Through September 30, 2018, the total amount paid with respect to the implementation was $360 million.

        In addition, we have made significant investments in certain of our manufacturing facilities to enhance our production capabilities. For more information, see "—Item 4.D. Property, Plants and Equipment—Major Facilities".

        In the past three years, we have also entered into certain acquisition transactions, including the acquisition of 100% of the outstanding shares and equity of ClarVista Medical, Inc. on September 20, 2017. For further details on certain of our significant transactions in 2017, 2016 and 2015, see "Item 5. Operating and Financial Review and Prospects—5.A. Operating results—Factors Affecting Comparability of Year-on-Year Results of Operations—Recent Significant Transactions".

THE SPIN-OFF

Background

        On June 29, 2018, Novartis announced its intention to seek shareholder approval for the spin-off of its Alcon Business, following the complete legal and structural separation of Alcon into a standalone company. Novartis announced that the separation would be effected through a pro rata distribution of the shares of a new entity formed to hold the assets and liabilities that constitute the Alcon Business. At the Novartis AGM expected to be held on February 28, 2019, the Novartis Board intends to seek the approval of the Novartis shareholders to consummate the distribution of all of the Alcon shares held by Novartis to holders of Novartis shares and ADRs on the terms described in this Form 20-F.

        On                        , 2019, referred to as the "Ex Date" for the spin-off, each Novartis shareholder will receive            Alcon shares for every             Novartis shares or             Novartis ADRs that they held or acquired and did not sell or otherwise dispose of prior to the close of business on                        , 2019, referred to as the "Cum Date" for the spin-off, and Alcon shares will begin trading separately from Novartis shares and ADRs on the SIX and the NYSE, respectively, on                        , 2019. Novartis shareholders will not receive fractional Alcon shares and will instead receive cash upon the sale of the aggregated fractional Alcon shares in lieu of any fractional shares that they would have received after application of the distribution ratio. You will not be required to make any payment, surrender or exchange your Novartis shares or ADRs or take any other action to receive your Alcon shares in the spin-off, except as otherwise described below with respect to holders of Novartis physical share certificates, see "—When and How You Will Receive Alcon Shares" below. The distribution of Alcon shares as described in this Form 20-F is subject to the satisfaction, or waiver by the Novartis Board, of certain conditions. For a more detailed description of these conditions, see "—Conditions to the Spin-off" below.

Reasons for the Spin-off

        On June 29, 2018, Novartis announced that its strategic review of the Alcon Business had concluded that the separation of the Alcon Business from the remainder of its businesses would be in the best interests of Novartis and its shareholders and that the Novartis Board intends to seek shareholder approval for the spin-off at the Novartis AGM. We and Novartis believe that the separation and the spin-off will provide a number of benefits to both the Alcon and the Novartis businesses and to Novartis shareholders. A wide variety of factors were considered by Novartis and the

Novartis Board in their initial evaluation of the proposed separation and the spin-off, including the following potential benefits:

  •
  Enhanced strategic and management focus.  The spin-off will allow Alcon and Novartis to more effectively pursue their distinct operating priorities and strategies and enable management of both companies to focus on unique opportunities for long-term growth and profitability;

  •
  Creation of a more nimble medical device company with ability to quickly focus on innovating products to meet the needs of the market.  The spin-off will allow Alcon to become a more focused and nimble medical device company. For example, focusing on the differing and more iterative product research and development cycle and innovation goals of the medical device industry versus the pharmaceutical industry will allow Alcon to better target its investments in R&D to the products and applied science advancements that are expected to have the maximum impact on its business. In addition, a company solely specializing in medical devices can more quickly adapt to the market and customer demands;

  •
  Distinct investment identity.  The spin-off will allow investors to separately value Novartis and Alcon based on their distinct investment identities. In addition to product R&D cycles, the Alcon business differs from the Novartis business in several other respects, such as commercial call points, distribution models and manufacturing processes;

  •
  More efficient allocation of capital.  The spin-off will permit each company to concentrate its financial resources solely on its own operations without having to compete with each other for investment capital;

  •
  Direct access to capital markets.  The spin-off will create an independent equity structure that will afford Alcon direct access to the capital markets and allow Alcon to capitalize on its unique growth opportunities and potentially make future acquisitions using its shares; and

  •
  Alignment of incentives with performance objectives.  The spin-off will facilitate incentive compensation arrangements for employees more directly tied to the performance of the relevant company's businesses, and may enhance employee hiring and retention by, among other things, improving the alignment of management and employee incentives with performance and growth objectives.

        Neither Alcon nor Novartis can assure you that, following the separation and spin-off, any of the benefits described above or otherwise in this Form 20-F will be realized to the extent or at the time anticipated or at all. See also "Item 3. Key Information—3.B. Risk Factors".

        Novartis and the Novartis Board also considered a number of potentially negative factors in their initial evaluation of the potential separation and spin-off, including the following:

  •
  Disruptions to the business as a result of the separation.  The actions required to separate the respective businesses of Novartis and Alcon could disrupt Alcon operations;

  •
  Increased significance of certain costs and liabilities and impact of certain stranded costs.  Certain costs and liabilities that were otherwise less significant to Novartis as a whole will be more significant for Alcon as a standalone company. In addition, the separation will give rise to certain stranded costs at Novartis relating to associates and infrastructure that previously supported the Alcon Division;

  •
  One-time costs of the separation and spin-off.  As a division of Novartis, Alcon historically relied on financial and certain legal, administrative and other resources of Novartis to operate its business. Following the separation, Alcon will no longer benefit from these synergies and will incur costs in connection with the transition to being a standalone public company that may include accounting, tax, treasury, legal, and other professional services costs, recruiting and relocation costs associated with hiring key senior management personnel new to Alcon, and costs to separate information systems;

  •
  Inability to realize anticipated benefits of the separation and spin-off.  Alcon may not achieve the anticipated benefits of the separation and spin-off for a variety of reasons, including, among others: (i) the separation and spin-off will require significant amounts of management's time and effort, which may divert management's attention from operating and growing the Alcon business; (ii) following the spin-off, Alcon may be more susceptible to market fluctuations and other adverse events than if it were still a part of Novartis; (iii) the costs associated with Alcon being a standalone public company; (iv) following the separation, the Alcon business will be less diversified than the Novartis business prior to the separation; and (v) the other actions required to separate the respective businesses of Novartis and Alcon could disrupt Alcon operations; and

  •
  Covenants and obligations of Alcon pursuant to the Separation and Distribution Agreement, the Tax Matters Agreement and other agreements entered into in connection with the separation.  Alcon is and will be subject to numerous covenants and obligations arising out of agreements entered into in connection with the separation. For example, under the Tax Matters Agreement, Alcon will agree to covenants and indemnification obligations designed to preserve the tax-neutral nature of the spin-off. These covenants and indemnification obligations may limit the ability of Alcon to pursue strategic transactions or engage in new businesses or other transactions that might be beneficial.

        Novartis and the Novartis Board believe that the potential benefits of the separation and spin-off outweigh these factors. However, the completion of the spin-off remains subject to the satisfaction, or waiver by the Novartis Board, of a number of conditions, including the recommendation by the Novartis Board of the implementation of the spin-off to the Novartis shareholders for approval and the approval of the spin-off by Novartis shareholders. See "—Conditions to the Spin-off" below for additional detail.

When and How You Will Receive Alcon Shares

        Novartis will distribute to holders of Novartis shares and ADRs, as a pro rata dividend,            Alcon shares for every              Novartis shares or             Novartis ADRs such shareholders hold or have acquired and do not sell or otherwise dispose of prior to the close of business on                         , 2019, the Cum Date for the spin-off. The actual number of Alcon shares that will be distributed will depend on the total number of issued Novartis shares (excluding treasury shares held by Novartis and its subsidiaries) as of the Cum Date. An application will be made to list the Alcon shares on the SIX and on the NYSE under the ticker symbol "ALC". Subject to official notice of issuance, Alcon shares will trade and settle under ISIN code            , CUSIP code            and Valor Number            .

        UBS, as the Swiss settlement agent, in coordination with SIX SIS and the Novartis Share Registry, will arrange for the distribution of Alcon shares to holders of Novartis shares, and Computershare Trust Company, N.A., as the Novartis ADR distribution agent, will arrange for the distribution of Alcon shares to the holders of Novartis ADRs. For purposes of and following the spin-off, Computershare will serve as registrar for the Alcon shares traded on both the SIX and the NYSE. Computershare Switzerland Ltd will serve as the Alcon Swiss share registrar and Computershare Trust Company, N.A. will serve as the Alcon U.S. share registrar and transfer agent.

        The last day of trading of Novartis shares and ADRs including the right to receive Alcon shares on the SIX and the NYSE, respectively, will be                        , 2019, the Cum Date. In order to be entitled to receive the distribution of Alcon shares in the spin-off, a shareholder must hold or have acquired and not sold or otherwise disposed of their Novartis shares or ADRs prior to the close of business on the Cum Date. This means that if you sell your Novartis shares or ADRs before the close of business on the Cum Date, you will not be entitled to receive Alcon shares in the distribution.

However, if you sell or otherwise dispose of your Novartis shares or ADRs after the close of business on the Cum Date, you will still be entitled to receive Alcon shares in the distribution. Investors acquiring or selling Novartis shares or ADRs on or around the Cum Date in over-the-counter or other transactions not effected on the SIX or the NYSE should ensure such transactions take into account the treatment of the Alcon shares to be distributed in respect of such Novartis shares or ADRs in the spin-off. Please contact your bank or broker for further information if you intend to engage in any such transaction.

        Alcon will become a standalone public company, independent of Novartis, on                        , 2019, the Ex Date for the spin-off, and Alcon shares will commence trading on a standalone basis on the SIX and the NYSE at market open on the Ex Date (9:00 AM Central European Time on the SIX and 9:30 AM Eastern Standard Time on the NYSE). There will not be any "when-issued" trading of Alcon shares or "ex-distribution" trading of Novartis shares or ADRs prior to the spin-off.

        Depending on your bank or broker and whether you hold Novartis shares or ADRs, it is expected that your Alcon shares will be credited to your applicable securities account either on or shortly after the Ex Date or, for certain Novartis ADR holders, at the close of business on the Cum Date, and that you will be able to commence trading your Alcon shares on the SIX or the NYSE, as applicable, on                        , 2019, the Ex Date. Alcon shares will be able to be traded and transferred across applicable borders without the need for conversion, with identical shares to be traded on the SIX in CHF and on the NYSE in USD. See also "—Listing and Trading of our Shares" below.

        In the event there are any changes to the Cum Date or the Ex Date, or new material information relating to the distribution of Alcon shares becomes available, Novartis will publish any such changes or updates in a press release that will also be furnished with the SEC on a Form 6-K. In addition, Novartis will give at least 10 days' notice of any changes to the Cum Date to the NYSE in accordance with NYSE's requirements.

        We are not asking Novartis shareholders to take any further action in connection with the spin-off, except as described below with respect to Novartis physical share certificate holders. We are not asking you for a proxy and we request that you not send us a proxy. We are also not asking you to make any payment or surrender or exchange any of your Novartis shares or ADRs for shares of Alcon. However, please see "—If You Hold Novartis Shares—Holders of Novartis Physical Share Certificates" below. The number of outstanding Novartis shares and ADRs will not change as a result of the spin-off.

If You Hold Novartis Shares

        If you hold or have acquired and do not sell or otherwise dispose of your Novartis shares prior to the close of business on                        , 2019, the Cum Date, the Alcon shares that you are entitled to receive in the spin-off are expected to be distributed to you as described below.

        Holders of Novartis shares held in book-entry form with a bank or broker.    If you own your Novartis shares in book-entry form beneficially through a bank, broker or other nominee, your bank, broker or other nominee is expected to credit your custody account with the whole number of Alcon shares you are entitled to receive in the spin-off on or shortly after                        , 2019, the Ex Date, at which time you should be able to commence trading the Alcon shares you are allotted. Please contact your bank, broker or other nominee for further information about your account and when you will be able to begin trading your Alcon shares. On                        , 2019, the Swiss record date, the SIX SIS will, for purposes of the distribution, confirm the holdings of SIX SIS participant custodian banks that held Novartis shares as of the close of business on the Swiss record date. The allocation of Alcon book-entry shares to the accounts of SIX SIS participants is expected to settle on                        , 2019 within the SIX SIS system. However, notwithstanding these later dates, it is expected that Novartis will provide an irrevocable instruction with respect to the settlement of Alcon shares that will permit SIX SIS

participants to credit the distribution of Alcon shares into the accounts of Novartis shareholders on                        , 2019, as described above.

        Holders of Novartis physical share certificates (Heimverwahrer). Following the Novartis AGM, all registered Novartis shareholders holding physical share certificates who have previously provided a valid mailing address to Novartis will receive a notice with instructions on how to receive Alcon shares in the spin-off. If you hold Novartis physical share certificates and provide your response to the notice by                        , 2019 (the date Novartis receives your response) by either (1) electing to convert your Novartis physical share certificates into electronic shares or (2) providing separate custody account details for the booking of Alcon shares to be distributed in the spin-off, your bank, broker or other nominee is expected to credit the relevant account with the Alcon shares you are entitled to receive in the spin-off on or shortly after                        , 2019, the Ex Date, at which time you should be able to commence trading the Alcon shares you are allotted. Please contact your bank, broker or other nominee for further information about your custody account. If you do not receive such a notice from Novartis by                        , 2019, please contact the Novartis Share Registry by telephone at +41 61 324 7204 or by email at share.registry@novartis.com. See also "Summary—The Spin-off—Questions and Answers about the Spin-off—Where can I get more information?".

        If Novartis has not received full and correct details of your securities account by                        , 2019 in accordance with the instructions in the notice provided to you, you will not receive Alcon shares in the spin-off. In lieu of receiving Alcon shares, UBS, as the Swiss settlement agent, will sell the Alcon shares you are entitled to receive in the spin-off and Novartis will pay the aggregate net cash proceeds of such sale to you on or around                        , 2019, if you have previously provided valid payment details to Novartis.

If You Hold Novartis ADRs

        If you hold or have acquired and do not sell or otherwise dispose of your Novartis ADRs prior to the close of business on                        , 2019, the Cum Date, the Alcon shares that you are entitled to receive in the distribution are expected to be credited and issued to your custody account at or after the close of business on the Cum Date and to commence trading on the SIX and the NYSE on                        , 2019, the Ex Date, as described below. However, we urge you to contact your custodian bank or broker for further information.

        On                        , 2019, Computershare Trust Company, N.A., in coordination with the Novartis ADR depositary, J.P. Morgan, will confirm, for purposes of the distribution, the holders of Novartis ADRs as of                        , 2019, the ADR entitlement record date. As a result,                         , 2019 is the last date on which holders of Novartis ADRs can convert their ADRs into Novartis shares before completion of the spin-off and vice versa.                        , 2019 is also the last date for Novartis ADR holders to directly register or de-register their ADRs with J.P. Morgan before the completion of the spin-off. Holders of ADRs will again be able to convert their ADRs into Novartis shares and to directly register or de-register their ADRs with J.P. Morgan, after                         , 2019.

        From                        , 2019 and up to and including the Cum Date, Novartis ADRs will trade "due bills" with the entitlement to receive Alcon shares in the spin-off. An Alcon "due bill" is an instrument employed for the purpose of evidencing the obligation of a seller of ADRs during this time period to deliver such entitlement to a subsequent purchaser. There will not be any "ex-distribution" trading of ADRs before                        , 2019, the Ex Date. This means that Alcon shares will not trade separately from Novartis ADRs on the NYSE prior to                        , 2019 and that any Novartis ADR purchased or sold on the NYSE prior to and up to and including the Cum Date will include the right to receive Alcon shares.

        Holders of Novartis ADRs in street accounts.    Holders of Novartis ADRs that are held in street accounts and that are not sold or otherwise disposed of prior to the close of business on                        ,

2019, the Cum Date, are expected to be able to commence trading the Alcon shares which they are allotted in the spin-off on or after                        , 2019 through their intermediary and broker. The allocation of Alcon shares to book-entry accounts of holders of ADRs will settle via the DTC system into the custody accounts of custodian banks or brokers that are direct participants in the DTC system on                        , 2019. Holders should consult with their intermediary or broker concerning the mechanics of owning Alcon shares held in street accounts and the date as of which they can expect to begin trading their Alcon shares through their intermediary or broker.

        ADR registered holders.    For holders of Novartis ADRs that are registered with the Novartis ADR depositary, J.P. Morgan, and that are not sold or otherwise disposed of prior to the close of business on the Cum Date, Computershare Trust Company, N.A. will distribute a confirmation of the uncertificated holdings of Alcon shares to such holders in paper mail form and such holders are expected to be able to commence trading the Alcon shares which they are allotted in the spin off-on or after                        , 2019.

Number of Shares You Will Receive

        You will receive            Alcon shares for every             Novartis shares or             Novartis ADRs you hold or have acquired and do not sell or otherwise dispose of prior to the close of business on the Cum Date.

Treatment of Fractional Shares

        The settlement and distribution agents will not distribute any fractional Alcon shares in connection with the spin-off. Instead, UBS, as the Swiss settlement agent, will aggregate all fractional shares that Novartis shareholders would otherwise have been entitled to receive and that have been notified to UBS by any of Computershare Trust Company, N.A., the U.S. distribution agent, the Novartis Share Registry or the relevant deposit banks through SIX SIS into whole shares and sell the whole shares in the open market at prevailing market prices. The aggregate net cash proceeds of such sales, net of brokerage fees and other costs, will be distributed pro rata to the relevant holders that would otherwise have been entitled to receive the fractional shares (based on the fractional share each such holder would otherwise be entitled to receive). UBS will not include fractional shares held by custodian banks that do not report their fractional shares to a SIX SIS participant, either directly or through another custodian bank, in the aggregate pool of fractional shares it will sell in the open market on behalf of Novartis shareholders entitled to receive a fractional share. In the case of fractional shares held in the custody of custodian banks that do not report their fractional shares to a SIX SIS participant, each such custodian bank is expected to sell the fractional shares in its custody and pay the aggregate cash proceeds of the sales, net of brokerage fees and other costs, pro rata to the relevant holders in CHF, and net of any required withholding for taxes applicable to each holder.

        We anticipate that UBS, as the Swiss settlement agent, will make these payments on or around                        , 2019. UBS will, in its sole discretion, without any influence by Novartis or Alcon, determine when, how and at what price to sell the whole shares. UBS is not an affiliate of either Novartis or Alcon.

        Computershare Trust Company, N.A., the Novartis U.S. ADR distribution agent, will send to each registered holder of ADRs entitled to a fractional share a cash payment in lieu of that holder's fractional share on or around                        , 2019. If you hold your Novartis ADRs through the facilities of the DTC or otherwise through a bank, broker or other nominee, your custodian, bank, broker or nominee will receive, on your behalf, your pro rata share of the aggregate net cash proceeds of the sales of fractional shares. No interest will be paid on any cash you receive in lieu of a fractional share. The cash you receive in lieu of a fractional share will generally be taxable to you for U.S. federal income tax purposes and may, in certain circumstances, be taxable to you for Swiss income tax purposes. See "—Material U.S. Federal Income Tax Consequences of the Spin-off" and "—Material Swiss Tax Consequences of the Spin-off" below for more information.

Results of the Spin-off

        After the spin-off, we will be a standalone publicly traded company. Immediately following the spin-off, we expect to have approximately             shares of Alcon outstanding based on the number of issued shares of Novartis (excluding treasury shares held by Novartis and its subsidiaries) as of                        , 2019. The actual number of our shares that Novartis will distribute in the spin-off will depend on the actual number of issued shares of Novartis, excluding treasury shares held by Novartis and its subsidiaries, on the Cum Date. The spin-off will not affect the number of outstanding Novartis shares or ADRs or any rights of holders of any outstanding Novartis shares or ADRs, although we expect the trading price of Novartis shares and ADRs immediately following the spin-off to be lower than immediately prior to the spin-off because the trading price of Novartis shares and ADRs will no longer reflect the value of the Alcon Business. In addition, following the close of business on the Cum Date but before the commencement of trading on the Ex Date, your Novartis shares and ADRs will trade without the entitlement to receive the distribution of Alcon shares in the spin-off and will reflect an ownership interest solely in Novartis, but may not yet accurately reflect the value of such Novartis shares or ADRs excluding the Alcon Business.

        Before our separation from Novartis, we intend to enter into a Separation and Distribution Agreement and several other agreements with Novartis related to the separation and the spin-off. These agreements will govern the relationship between us and Novartis up to and after completion of the spin-off and allocate between us and Novartis various assets, liabilities, rights and obligations, including employee benefits, intellectual property and tax-related assets and liabilities. We describe these arrangements in greater detail under "Item 7. Major Shareholders and Related Party Transactions—7.B. Related Party Transactions—Agreements Between Novartis and Us".

Listing and Trading of our Shares

        As of the date of this Form 20-F, we are a wholly owned subsidiary of Novartis. Accordingly, no public market for our shares currently exists. We intend to list our shares on the SIX and on the NYSE under the symbol "ALC". As such, our shares will be able to be traded and transferred across applicable borders without the need for conversion, with identical shares to be traded on different stock exchanges in different currencies. During the hours in which both the SIX and NYSE are open for trading, price differences between these exchanges are likely to be arbitraged away by professional market-makers. Accordingly, the share price will typically be similar between the two exchanges when considering the prevailing USD to CHF exchange rate. When the SIX is closed for trading, globally traded volumes will typically be lower. However, Alcon will use a specialist firm to make a market in Alcon shares on the NYSE to facilitate sufficient liquidity and maintain an orderly market in Alcon shares throughout normal NYSE trading hours. Alcon anticipates that there will not be trading of its shares on a "when-issued" basis and that trading will commence on the Ex Date.

        Alcon expects to maintain one share register split into two parts: a Swiss register for shareholders holding shares as book-entry shares via SIX SIS, the Swiss settlement system, and a U.S. register for shareholders in the U.S. that wish to directly hold uncertificated shares of Alcon. Computershare Switzerland Ltd will act as our Swiss share registrar and Computershare Trust Company, N.A. will act as our U.S. share registrar and transfer agent.

        In addition, Alcon currently intends that its issued shares will be held in the following forms:

  •
  Shares issued as book-entry (intermediary-held) securities via SIX SIS.  Alcon shares will be issued in uncertificated form and a portion of such shares will be registered in the main register with SIX SIS, which provides services for the clearing, settlement and custody of Swiss and international securities, in order to issue them in book-entry form. SIX SIS will credit these shares to SIX SIS participants, which in turn may credit them further to other custodians or clients. Under Swiss law, investors may hold shares in a custody account with a custodian to which such shares will be credited. It is generally not possible for shareholders (except for certain financial institutions) to hold direct accounts or to otherwise be directly registered with SIX SIS. In addition, the SIX SIS main register and the accounts of participants in the SIX SIS settlement system are different and separate from the share register of Alcon. Investors holding shares in this form may generally be registered as shareholders in the Alcon share register if they so wish.

  •
  Shares held via DTC.  Holders may hold their entitlements to Alcon shares in book-entry form via the DTC system through custody accounts with custodian banks or brokers that are direct participants in the DTC system. Such shares will be held in the name of DTC's nominee, Cede & Co., either via SIX SIS or through Computershare Trust Company, N.A. Such holders' entitlements to Alcon shares will be recorded in their custodian banks' or brokers' records. Such holders may effect the transfer of their entitlements to Alcon shares through their custodian banks or brokers and will receive written confirmations of any purchase or sales of Alcon shares and any periodic account statements from such custodian banks or brokers.

  •
  Directly registered shares held through Computershare Trust Company, N.A. in the U.S.  In the U.S., holders may directly hold their ownership interests in Alcon in the form of uncertificated shares that will be registered in the names of such holders directly on the books of Computershare Trust Company, N.A. Holders will receive periodic account statements from Computershare Trust Company, N.A. evidencing their holding of Alcon shares. Through Computershare Trust Company, N.A., holders may effect transfers of Alcon shares to others, including to banks or brokers that are participants in the DTC Direct Registration System.

        Investors should be aware that, while our shares will be able to be traded and transferred across applicable borders without the need for conversion of our shares into any different form of security, different markets have different settlement systems and it is possible that the manner in which you hold your shares, i.e., as book-entry shares via the SIX SIS or through DTC or as directly registered shares held through Computershare Trust Company, N.A. in the U.S., may change upon the transfer of our shares between the SIX and the NYSE. Investors wishing to trade their Alcon shares on a different exchange or wishing to change the manner in which they hold their Alcon shares should contact their bank or broker for additional information, including with respect to any special settlement considerations that may apply to such a transfer.

        Neither we nor Novartis can assure you as to the trading price of Novartis shares or ADRs or of Alcon shares after the spin-off, or as to whether the combined trading prices of the Alcon shares and the Novartis shares or ADRs after the spin-off will be less than, equal to or greater than the trading prices of Novartis shares or ADRs prior to the spin-off. As a result of the spin-off, Novartis expects the trading prices of Novartis shares and ADRs at market open on                        , 2019 to be lower than the trading prices at market close on                        , 2019, because the trading prices will no longer reflect the value of the Alcon Business. See "Item 3. Key Information—3.D. Risk Factors—Risks Related to the Spin-off and Ownership of our Shares" for more detail.

        Subject to any restrictions on the registration of shareholdings in the Alcon share register that may be included in our Articles of Incorporation, the shares of Alcon distributed to Novartis shareholders will be freely transferable, except for shares received by individuals who are our affiliates. Individuals who may be considered our affiliates after the spin-off include individuals who control, are controlled by or are under common control with us, as those terms generally are interpreted for federal securities law purposes. These individuals may include some or all of our directors and executive officers. Individuals who are our affiliates will be permitted to sell their shares of Alcon only pursuant to an effective registration statement under the Securities Act of 1933, as amended (the "Securities Act"), or an exemption from the registration requirements of the Securities Act, such as those afforded by Section 4(a)(1) of the Securities Act or Rule 144 thereunder.

Conditions to the Spin-off

        We expect that the separation and the spin-off will be effective on the Ex Date, provided that the following conditions shall have been satisfied or waived by Novartis:

  •
  the Novartis Board shall have recommended the implementation of the spin-off to the Novartis shareholders for approval;

  •
  the Novartis shareholders shall have authorized and approved the spin-off and not withdrawn such authorization and approval, and shall have declared the dividend of Alcon shares to Novartis shareholders in line with Swiss corporate law;

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  Novartis shall have received the written opinion of Cravath, Swaine & Moore LLP that, subject to the accuracy of and compliance with certain representations, warranties and covenants, the distribution should qualify for non-recognition of gain and loss under Section 355 of the Code;

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  Novartis shall have received the Tax Rulings (as defined in "Item 3. Key Information—3.D. Risk Factors—Risks Related to the Separation from Novartis");

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  the Alcon shares shall have been accepted for listing on the SIX and the NYSE as from the Ex Date (subject to technical deliverables only);

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  the SEC shall have declared effective this Registration Statement on Form 20-F under the Exchange Act, and no stop order suspending the effectiveness of this Registration Statement shall be in effect and no proceedings for that purpose shall be pending before or threatened by the SEC;

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  no order, injunction or decree issued by any governmental authority of competent jurisdiction or other legal restraint or prohibition preventing consummation of the spin-off shall be in effect, and no other event outside the control of Novartis shall have occurred or failed to occur that prevents the consummation of the spin-off (including, but not limited to, Novartis not being able to complete the Internal Transactions due to elements outside of its reasonable control); and

  •
  no other events or developments shall have occurred prior to the Ex Date that, in the judgment of the Novartis Board, would result in the spin-off having a material adverse effect (including, but not limited to, material adverse tax consequences or risks) on Novartis or its shareholders.

        Following such time as the Novartis shareholders authorize and approve the spin-off, Novartis does not currently expect to waive any of the conditions to the spin-off. We are not aware of any material federal, foreign or state regulatory requirements with which we must comply, other than SEC rules and regulations, or any material approvals that we must obtain, other than the approval for listing of our shares and the SEC's declaration of the effectiveness of the Registration Statement, in connection with the spin-off.

Material U.S. Federal Income Tax Consequences of the Spin-off

Consequences to U.S. Holders of Novartis Shares

        The following is a summary of the material U.S. federal income tax consequences to holders of Novartis shares or ADRs in connection with the distribution. For purposes of the following discussion, any reference to Novartis shares includes Novartis ADRs. This summary is based on the Code, Treasury Regulations promulgated thereunder and judicial and administrative interpretations thereof, in each case as in effect as of the date of this Form 20-F and all of which are subject to change at any time, possibly with retroactive effect. Any such change could affect the tax consequences described below.

        This summary is limited to holders of Novartis shares that are U.S. Holders, as defined immediately below, that hold their Novartis shares as a capital asset. A "U.S. Holder" is a beneficial owner of Novartis shares that is, for U.S. federal income tax purposes:

  •
  an individual who is a citizen or a resident of the United States;

  •
  a corporation, or other entity taxable as a corporation for U.S. federal income tax purposes, created or organized under the laws of the United States or any state thereof or the District of Columbia;

  •
  an estate, the income of which is subject to U.S. federal income taxation regardless of its source; or

  •
  a trust if (i) a court within the United States is able to exercise primary jurisdiction over its administration and one or more U.S. persons have the authority to control all of its substantial decisions or (ii) in the case of a trust that was treated as a domestic trust under law in effect before 1997, a valid election is in place under applicable Treasury Regulations.

        This summary does not discuss all tax considerations that may be relevant to shareholders in light of their particular circumstances, nor does it address the consequences to shareholders subject to special treatment under the U.S. federal income tax laws, such as:

  •
  dealers or traders in securities or currencies;

  •
  tax-exempt entities;

  •
  banks, financial institutions or insurance companies;

  •
  real estate investment trusts, regulated investment companies or grantor trusts;

  •
  persons who acquired Novartis shares pursuant to the exercise of employee stock options or otherwise as compensation;

  •
  shareholders who own, or are deemed to own, 10% or more, by voting power or value, of Novartis equity;

  •
  shareholders owning Novartis shares as part of a position in a straddle or as part of a hedging, conversion or other risk reduction transaction for U.S. federal income tax purposes;

  •
  certain former citizens or long-term residents of the United States;

  •
  shareholders who are subject to the alternative minimum tax;

  •
  persons who own Novartis shares through partnerships or other pass-through entities; or

  •
  persons who hold Novartis shares through a tax-qualified retirement plan.

        This summary does not address any U.S. state or local or foreign tax consequences or any estate, gift or other non-income tax consequences.

        If a partnership, or any other entity treated as a partnership for U.S. federal income tax purposes, holds Novartis shares, the tax treatment of a partner in that partnership will generally depend on the status of the partner and the activities of the partnership. Such a partner or partnership is urged to consult its own tax advisor as to its tax consequences.

        Novartis expects to receive the IRS Ruling and the Tax Opinion, described below, which will each rely upon certain facts, assumptions, representations and undertakings from Novartis and us regarding the past and future conduct of Novartis and our businesses and other matters. If any of the facts, assumptions, representations or undertakings described therein are incorrect or not otherwise satisfied, Novartis may not be able to rely upon the IRS Ruling or the Tax Opinion. Accordingly, notwithstanding the Tax Opinion and the IRS Ruling, there can be no assurance that the IRS will not assert, or that a court would not sustain, a position contrary to one or more of the conclusions set forth below.

        YOU ARE URGED TO CONSULT YOUR OWN TAX ADVISOR WITH RESPECT TO THE U.S. FEDERAL, STATE AND LOCAL AND FOREIGN TAX CONSEQUENCES OF THE DISTRIBUTION.

General

        Novartis expects to receive the IRS Ruling and the Tax Opinion providing, in each case, that the distribution should qualify for nonrecognition of gain or loss under Section 355 of the Code. As a result:

  •
  no gain or loss should be recognized by, or be includible in the income of, a U.S. Holder as a result of the distribution;

  •
  the aggregate tax basis of the Novartis shares and our shares held by each U.S. Holder immediately after the distribution should be the same as the aggregate tax basis of the Novartis shares held by the U.S. Holder immediately before the distribution, allocated between the Novartis shares and our shares in proportion to their relative fair market values on the date of the distribution; and

  •
  the holding period of our shares received by each U.S. Holder should include the holding period of its Novartis shares.

        Generally, if a Novartis shareholder holds different blocks of Novartis shares (generally Novartis shares purchased or acquired on different dates or at different prices), a U.S. Holder must perform the tax basis allocation described above with respect to each block and will have a holding period in our shares determined with respect to the holding period of such block.

        A U.S. Holder that receives cash in lieu of a fractional share as part of the distribution (see "Item 4. Information on the Company—4.A. History and Development of the Company—The Spin-off—Treatment of Fractional Shares") will be treated as though it first received a distribution of the fractional share in the distribution and then sold it for the amount of cash actually received. The U.S. Holder will generally recognize a capital gain or loss measured by the difference between the cash received for such fractional share and the U.S. Holder's tax basis in that fractional share, as determined above. Such capital gain or loss will be a long-term capital gain or loss if the U.S. Holder's holding period for the Novartis shares is more than one year on the date of the distribution. Certain U.S. Holders are eligible for reduced rates of taxation on their long-term capital gains.

        A U.S. Holder of Novartis physical share certificates (Heimverwahrer) who receives cash due to non-response by                        , 2019 will be treated as if the U.S. Holder received our shares with respect to its physical share certificates in the distribution and then sold such shares for the cash actually received. The deemed receipt and sale of our shares for cash will be subject to the same treatment as the receipt of cash in lieu of a fractional share for U.S. federal income tax purposes as described above.

Backup Withholding

        Payments of cash in lieu of a fractional share and cash payments to a U.S. Holder of Novartis physical share certificates (Heimverwahrer) who receives cash due to non-response by                        , 2019 may, under certain circumstances, be subject to "backup withholding", unless the U.S. Holder provides proof of an applicable exemption or a correct taxpayer identification number, and otherwise complies with the requirements of the backup withholding rules. Corporations will generally be exempt from backup withholding, but may be required to provide a certification to establish their entitlement to the exemption. Backup withholding is not an additional tax, and it may be refunded or credited against a U.S. Holder's U.S. federal income tax liability if the required information is timely supplied to the IRS.

Information Reporting

        Treasury Regulations require each Novartis shareholder that, immediately before the distribution, owned 5% or more (by vote or value) of the total outstanding stock of Novartis to attach to such shareholder's U.S. federal income tax return for the year in which the distribution occurs a statement setting forth certain information related to the distribution.

Material Swiss Tax Consequences of the Spin-off

Consequences to Swiss Holders of Novartis Shares

        This summary is limited to holders of Novartis shares that are Swiss Holders, as defined below. A "Swiss Holder" is a beneficial owner of Novartis shares that is:

  •
  a Swiss tax resident individual who holds Novartis shares as private assets;

  •
  a Swiss tax resident individual or a non-Swiss tax resident individual who is subject to Swiss income tax for reasons other than residency who holds Novartis shares as business assets or qualifies as a professional securities dealer for Swiss tax purposes; or

  •
  a legal entity tax resident in Switzerland or a non-Swiss tax resident legal entity who holds Novartis shares as part of a Swiss permanent establishment or fixed place of business.

        This summary does not discuss all tax considerations that may be relevant to shareholders in light of their particular circumstances, nor does it address the consequences to shareholders subject to special treatment under Swiss tax laws, including but not limited to:

  •
  tax-exempt entities;

  •
  banks, financial institutions or insurance companies;

  •
  persons who acquired Novartis shares pursuant to an employment share plan or otherwise as compensation; or

  •
  persons who own Novartis shares through partnerships or other pass-through entities.

        This summary does not address any non-Swiss tax consequences or non-income tax consequences (such as estate, gift, inheritance, capital or wealth taxes).

        YOU ARE URGED TO CONSULT YOUR OWN TAX ADVISOR WITH RESPECT TO THE SWISS AND FOREIGN TAX CONSEQUENCES OF THE DISTRIBUTION.

General

        The following statements are based on the requirement of the continuing effectiveness and validity of the Swiss Tax Rulings, each to the effect that the spin-off qualifies as a tax-neutral transaction.

        If the spin-off qualifies as a tax-neutral transaction, and subject to the qualifications and limitations set forth herein (including the discussion below relating to the receipt of cash in lieu of fractional shares), for Swiss tax purposes no gain or loss should be recognized by, or be includible in the income of, a Swiss Holder as a result of the distribution, provided that Swiss Holders who hold Novartis shares as business assets accurately maintain the tax and book values of their Novartis and Alcon shares. This means that for Swiss Holders who hold Novartis shares as business assets, the aggregate tax basis of the Novartis shares and our shares immediately after the distribution should be the same as the aggregate tax basis of the Novartis shares held immediately before the distribution, allocated between the Novartis shares and our shares.

        If a Swiss Holder that holds Novartis shares as business assets is classified as a "professional securities dealer" or is a legal entity and receives cash in lieu of a fractional share, such Swiss Holder will generally recognize a capital gain or loss measured by the difference between the cash received for such fractional share and the Swiss Holder's tax basis in that fractional share. The same Swiss income tax treatment applies to Swiss Holders of Novartis physical share certificates (Heimverwahrer) held as business assets who receive cash due to non-response by                        , 2019.

        If a Swiss Holder who holds Novartis shares as private assets receives cash in lieu of fractional shares, the receipt of such cash will be tax-free to the holder. The same Swiss income tax treatment applies to Swiss Holders of Novartis physical share certificates (Heimverwahrer) held as private assets who receive cash due to non-response by                        , 2019. See also "Item 4. Information on the Company—4.A. History and Development of the Company—The Spin-off—When and How You Will Receive Alcon Shares—If You Hold Novartis Shares".

        Novartis has received the Swiss Tax Rulings which cover the relevant Swiss tax aspects of the separation and spin-off. The Swiss Tax Rulings rely upon certain facts, assumptions, representations and undertakings from Novartis and us regarding the past and future conduct of Novartis and our businesses and other matters. If any of the facts, assumptions, representations or undertakings described therein are incorrect or not otherwise satisfied, Novartis may not be able to rely upon the Swiss Tax Rulings.

        Accordingly, notwithstanding the Swiss Tax Rulings, there can be no assurance that the relevant Swiss tax authorities will not assert, or that a court would not sustain, a position contrary to one or more of the conclusions set forth above.

Consequences to Novartis and the Indemnification Obligation

        The following is a summary of the material tax consequences to Novartis in connection with the spin-off that may be relevant to holders of Novartis shares.

        As discussed above, the spin-off will be preceded by several internal restructuring steps to separate the Alcon Business from Novartis. Completion of the spin-off is conditioned upon Novartis receiving the Tax Opinion and the Tax Rulings generally to the effect that the spin-off and certain internal restructuring steps taken prior to the spin-off should qualify for nonrecognition of gain or loss for U.S. federal income tax purposes or preserve the tax-neutral nature for Swiss tax purposes, as applicable. In addition, the Swiss Tax Rulings provide that no Swiss withholding tax or stamp duty should apply to the distribution of Alcon shares in the spin-off. The Tax Opinion and IRS Ruling are subject to the qualifications and limitations set forth above under "—Consequences to U.S. Holders of Novartis Shares". Additionally, as discussed below in "Item 7. Major Shareholders and Related Party Transactions—7.B. Related Party Transactions—Agreements Between Novartis and Us—Tax Matters Agreement", we intend to enter into the Tax Matters Agreement with Novartis, which will restrict us from taking certain actions that could affect the qualification of the spin-off and certain internal restructuring steps taken prior to the spin-off for nonrecognition of gain or loss or as tax neutral, as applicable.

        Notwithstanding the foregoing, if it were determined that the spin-off or certain internal restructuring steps taken prior to the spin-off that were intended to qualify for nonrecognition of gain or loss or as tax neutral, as applicable, did not so qualify, we could be required to indemnify Novartis for taxes resulting therefrom. This could occur if, notwithstanding our intentions, we take or fail to take any action we are prohibited from taking or required to take by the terms of the Tax Matters Agreement to preserve the intended tax treatment of the transaction, a representation or covenant we made that serves as the basis for the Tax Opinion or the Tax Rulings is determined to be false or as a result of the application of legal rules that depend in part on facts outside our control. For example, current U.S. tax law creates a rebuttable presumption that a 50% or greater change by vote or value in the ownership of our stock during the four year period beginning on the date that begins two years before the date of the distribution would cause certain internal restructuring steps to be taxable to Novartis, unless it were established that such change in control was not part of a plan with the spin-off and related internal restructuring steps. Our indemnification obligations to Novartis in these circumstances are set forth in the Tax Matters Agreement discussed below in "Item 7. Major Shareholders and Related Party Transactions—7.B. Related Party Transactions—Agreements Between Novartis and Us—Tax Matters Agreement". If we are required to indemnify Novartis, we may be subject to substantial liabilities that could materially adversely affect our financial position.

Reasons for Furnishing this Form 20-F

        We are furnishing this Form 20-F solely to provide information to Novartis shareholders who will receive our shares in the spin-off. You should not construe this Form 20-F as an inducement or encouragement to buy, hold or sell any of our securities or any securities of Novartis. We believe that the information contained in this Form 20-F is accurate as of the date set forth on the cover. Changes to the information contained in this Form 20-F may occur after that date, and neither we nor Novartis undertakes any obligation to update the information except in the normal course of our respective public disclosure obligations and practices.

4.B. BUSINESS OVERVIEW

Overview

        Alcon is the largest eye care devices company in the world, with $6.8 billion in sales during the year ended December 31, 2017. We research, develop, manufacture, distribute and sell a full suite of eye care products within two key businesses: surgical and vision care. Based on sales for the year ended December 31, 2017, we are the number one company by global market share in the ophthalmic surgical market and the number two company by global market share in the vision care market. We employ over 20,000 employees from more than 90 nationalities, operating in over 74 countries and serving consumers and patients in over 140 countries. We believe our market leading position and global footprint allow us to benefit from economies of scale, maximize the potential of our commercialized products and pipeline and will permit us to effectively grow the market and expand into new product categories.

        Our surgical business is focused on ophthalmic products for cataract surgery, vitreoretinal surgery, refractive laser surgery and glaucoma surgery. Our broad surgical portfolio includes implantables, consumables and surgical equipment required for these procedures and supports the end-to-end needs of the ophthalmic surgeon. Our vision care business comprises daily disposable, reusable and color-enhancing contact lenses and a comprehensive portfolio of ocular health products, including products for dry eye, contact lens care and ocular allergies, as well as ocular vitamins and redness relievers. Alongside our world-class products, Alcon provides best-in-class service, training, education and technical support for our customers.

        Our surgical and vision care businesses are complementary and benefit from synergies in R&D, manufacturing, distribution and consumer awareness and education. This allows us to position ourselves as a trusted partner for eye care products across the continuum of care from retail consumer, to optometry, to surgical ophthalmology. For example, in R&D, we can apply our expertise in material and surface chemistry to develop innovative next-generation products for both our IOL and contact lens product lines. Similarly, our global commercial footprint and expertise as a global organization provide us with product development, manufacturing, distribution and commercial promotion and marketing knowledge that can be applied to both of our businesses.

        We are dedicated to providing innovative products that enhance quality of life by helping people see better. Our strong foundation is based on our longstanding success as a trusted brand, our legacy of industry firsts and advancements, our leading positions in the markets in which we compete and our continued commitment to substantial investment in innovation. With over 70 years of history in the ophthalmic industry, we believe the Alcon brand name is synonymous with innovation, quality, service and leadership among eye care professionals worldwide.

Our Markets

Overview

        We currently operate in the global ophthalmic surgical and vision care markets, which are large, dynamic and growing. As the world population grows and ages, the need for quality eye care is expanding and evolving, and we estimate that the size of the eye care market in which we operate was approximately $23 billion for the year ended December 31, 2017 and is projected to grow at approximately 4% per year over the next five years.

        Although it is estimated that 80% of all visual impairments are currently preventable, treatable or curable, we operate in markets that have substantial unmet medical and consumer needs. For example, based on market research, it is estimated that there are currently 20 million people globally that are blind from treatable cataracts, 1.7 billion who suffer from presbyopia, 153 million with uncorrected refractive errors, 93 million with diabetic retinopathy, 67 million living with glaucoma and approximately 352 million affected by dry eye, among other unaddressed ocular health conditions. In addition, there are over 1 billion people living with some form of visual impairment, as well as 70% of the global population needing basic vision correction. Below is a brief description of these ocular disorders, as well as a diagram showing where in the eye the disorders occur and the placement of certain medical devices to treat ocular disorders:

        Our surgical and vision care products are targeted at addressing many of these unmet medical and consumer needs. We expect the surgical and vision care markets to continue to grow, driven by multiple factors and trends, including but not limited to:

  •
  Aging population with growing eye care needs:  A growing aging population continues to drive the increased prevalence of eye care conditions worldwide, as the number of persons aged 60 years or over is expected to more than double by 2050, rising from 962 million globally in 2017 to 2.1 billion in 2050.

  •
  Innovation improving the quality of eye care:  Technology innovation in eye care is driving an increased variety of products that more effectively treat eye conditions. Given the importance of vision correction and preservation, which can provide a high return on healthcare spend, the resulting better patient outcomes are leading to increased coverage and reimbursement opportunities from governmental and private third-party payers, expanding patient access to such eye care products.

  •
  Increasing wealth and growth from emerging economies:  It is estimated that between 2015 and 2030, the middle class population in emerging markets will grow by approximately 1.5 billion people, from 2.0 billion to 3.5 billion; this major demographic shift is generating a large, new customer base with increased access to eye care products and services along with the resources to pay for them. The expansion of training opportunities for eye care professionals in emerging markets is also leading to increased patient awareness and access to premium eye care products and surgical procedures, facilitating their growth.

  •
  Increasing prevalence of myopia, progressive myopia and digital eye strain:  It is estimated that by 2050, half of the world's population (nearly five billion people) will be myopic. Further, the modern work environment, along with leisure preferences, have increased the number of hours people spend in front of a screen, adversely impacting vision and increasing the risk of progressive myopia and digital eye strain.

The Surgical Market

        The surgical market in which we operate was estimated to be approximately $9 billion for the year ended December 31, 2017 and is projected to grow at approximately 4% per year over the next five years. The surgical market includes sales of implantables, consumables, and surgical equipment, including associated technical, clinical and service support and training. Surgical implantables are medical devices designed to remain in the eye, such as monofocal and AT-IOLs placed in the eye during cataract surgery. Consumables include handheld instruments, surgical solutions, equipment cassettes, patient interfaces and other disposable items typically used during a single ophthalmic surgical procedure. Finally, surgical equipment includes multiuse surgical consoles, lasers and diagnostic instruments used across procedures to enable surgeons to visualize and conduct ophthalmic surgeries. The following diagram shows the surgical market in which we participate:

2017 surgical market breakdown by relative allocation of market sales.

        The major conditions of the eye for which surgical products and equipment are offered include cataracts, vitreoretinal disorders, refractive errors such as myopia, hyperopia and astigmatism, glaucoma and corneal disease. For cataracts, surgical removal of the clouded lens followed by insertion of a transparent artificial replacement lens, called an intraocular lens, is the standard treatment. Vitreoretinal surgery, which allows a surgeon to operate directly on the retina or on membranes or tissues that have covered the retina, is indicated for the treatment of various conditions such as diabetic retinopathy, trauma, tumors, complications of surgery on the front of the eye and pediatric disorders. Finally, for treatment of myopia, hyperopia and astigmatism, laser refractive surgery targeting the cornea, such as LASIK, offers an alternative to eyeglasses or contact lenses.

        Cataract, vitreoretinal, refractive and glaucoma surgeries are generally performed in hospitals or ambulatory surgery centers and are supported through a network of eye clinics, ophthalmic surgery offices and group purchasing organizations. The primary ophthalmic surgical procedures for cataract, vitreoretinal, and glaucoma surgery are broadly reimbursed in most mature markets. Third-party coverage or patient co-pay options are also available for refractive laser correction and AT-IOLs. Finally, a growing private pay market for premium surgical devices provides a mutually beneficial environment for patients, providers and medical device companies by allowing patients to pay the non-reimbursable cost of a procedure associated with selecting premium devices, such as AT-IOLs.

        The surgical market in which we participate is projected to grow at a compound annual growth rate of approximately 4% from 2018 through 2023. In particular, growth drivers in the surgical market include:

  •
  Global growth of cataract and vitreoretinal procedures, driven by an aging population;

  •
  Increased access to care, for example, in emerging markets and other international markets where the cataract surgery rate is 3.2 procedures per 1,000 people as compared to 12.7 in the U.S.;

  •
  Higher uptake of premium patient-pay technologies, for example AT-IOL penetration is only 6% in international markets versus 14% in the U.S.;

  •
  Increased adoption of advanced technologies, for example, improved diagnostic instruments, surgical options for glaucoma management, and the growing use of phacoemulsification during cataract removal, which is utilized in less than 50% of cases in emerging markets versus over 95% in the U.S.; and

  •
  Eye disease as a comorbidity linked to the global prevalence of diabetes, which has nearly doubled from 4.7% in 1980 to 8.5% in 2014, combined with improving diagnostics capabilities and new product innovations, driving uptake of premium procedures.

The Vision Care Market

        The vision care market in which we operate was estimated to be approximately $14 billion for the year ended December 31, 2017 and is projected to grow at approximately 4% per year over the next five years. The vision care market is comprised of products designed for ocular care and consumer use. Products are largely categorized across two product lines: contact lenses and ocular health.

        Contact lenses are thin lenses placed directly on the surface of the eye that are commonly used to treat refractive errors such as myopia, hyperopia, astigmatism and presbyopia. They are also often worn for additional reasons, such as aesthetic or cosmetic enhancement, to improve peripheral vision or to achieve spectacle independence. Contact lenses are frequently classified according to their modality, with daily and reusable modalities being the most common. Daily contact lenses are designed for one-time use and are disposed of every day. Reusable (e.g., monthly) contact lenses are designed for periodic use and require daily cleaning and maintenance. Contact lenses may also be classified by their design, with spherical, multifocal and toric designs being the most common. The majority of contact lenses have a spherical design to address the most common visual acuity needs (e.g., myopia). Beyond the standard spherical designs, contact lenses also come in designs to address astigmatism (called toric designs), presbyopia (called multifocal designs) and to change the appearance of the eye (called cosmetic lens designs).

        The contact lens market was estimated to be approximately $8 billion for the year ended December 31, 2017, and the following diagram identifies the relative breakdown of contact lens sales in 2017 by modality and design:

2017 contact lens market breakdown by relative allocation of market sales.

        Maintaining ocular health is also an essential part of people's daily lives. Ocular health products can address conditions such as dry eye, ensure effective contact lens care, supplement overall eye health, or provide temporary relief from allergies and related symptoms, such as red eye. The ocular health market was estimated to be approximately $6 billion for the year ended December 31, 2017, and the following diagram identifies the relative allocation of sales of each product category within the ocular health market:

2017 ocular health market breakdown by relative allocation of market sales.

        Dry eye is a common condition that occurs when the eye's natural tear film is disturbed or insufficient. It leads to discomfort and potentially serious and chronic vision deterioration and loss, which and can be addressed by artificial tear products. In addition, the increased use of diagnostic tools can help improve the treatment recommendations of eye care professionals for dry eye.

        Effective contact lens care is important for any reusable contact lens user, and is a significant factor in reducing the risk of infection and irritation associated with contact lens use. It is also an important factor in maintaining visual acuity and increasing the comfort of wearing reusable contact lenses. When used correctly, contact lens care products remove contaminants from the surface of the contact lens. Lens rewetting drops may also be used to rehydrate the lens during wear and to clear away surface material.

        Ocular health is frequently supported by the use of ocular vitamins, which are dietary supplements often sold over the counter and formulated to support eye health. Finally, ocular health products also address allergic conjunctivitis, which occurs when the conjunctiva of the eye becomes swollen or inflamed due to a reaction to pollen, dander, mold, or other allergy-causing substances. 'Allergy eyes' can become red and itchy very quickly. Treatment for allergy eye includes medications, such as antihistamines, and combinations of antihistamines and redness relievers.

        The primary customers of the vision care market include optometrists and other ECPs retailers, optical chains and pharmacies, as well as distributors that resell directly to smaller retailers and ECPs, who sell the products to end-users. The vision care market is primarily private pay, with patients substantially paying for contact lenses and ocular health products out-of-pocket. Partial reimbursement is available in some countries for optometrist visits and a portion of either spectacle or contact lens costs.

        The vision care market in which we participate is projected to grow at a compound annual growth rate of approximately 4% from 2018 through 2023, driven mainly by:

  •
  Continued modality shift to daily disposable lenses from reusable lenses and the resulting sales premium (an increase of 2 - 3x sales per patient, after customary rebates and discounts) associated with daily disposable wearers as compared to users of reusable lenses;

  •
  Advancements in specialty lenses combined with increasing demand for toric, multifocal and cosmetic lenses, which command an approximately 15 - 30% pricing premium over spherical lenses, allowing patients to continue wearing contact lenses as they become older and helping to expand the market;

  •
  A significant population of approximately 194 million undiagnosed dry eye patients, with an additional 42 million self-diagnosed dry eye patients using unsuitable products for treatment, and advances in diagnostics and ocular health treatments, facilitating the increase in patient awareness of dry eye;

  •
  Growing access and consumption of vision care products in emerging markets such as Asia, which had only 3% contact lens penetration in 2017 as compared to 15% in the U.S.; and

  •
  Increasing consumer access through the expansion of distribution models, including internet sales and other direct-to-consumer channels.

Our Business

Overview

        With $6.8 billion in sales during the year ended December 31, 2017, we are the number one eye care devices company worldwide by revenues. Our broad range of products represents one of the most complete portfolios in the ophthalmic device industry, and comprises high-quality and technologically advanced products across all major product categories in the surgical and vision care markets. Our surgical and vision care products are used in treating multiple ocular health conditions and offer leading eye care solutions for patients throughout their lives.

        Our leadership position across most of our product categories enhances our ability to extend our product offering through the launch of new and innovative products, and to expand our geographic reach into ophthalmic markets worldwide. Our surgical business had approximately $3.7 billion in sales of implantables, consumables and equipment, as well as services and other surgical products, and our vision care business had approximately $3.1 billion in sales of our contact lens and ocular health products, during the year ended December 31, 2017. The United States accounted for 41% of our sales and international markets accounted for 59% of our sales during the year ended December 31, 2017.

        We believe the Alcon brand name is synonymous with innovation, quality, service and leadership among eye care professionals worldwide. In each of our markets, we rely on our strong relationships with eye care professionals and consumers to attract and retain customers and expand the market. We customize our selling efforts to the medical practice needs of each customer, with the goal of surrounding eye care professionals with Alcon representatives that can help address each aspect of a customer's needs. Our field force supplements the direct promotion of our products by providing customers with access to clinical education programs, hands on training, data from clinical studies and technical service assistance.

        We have 18 state-of-the-art manufacturing facilities that employ our proprietary technologies and know-how. We believe our global footprint, knowledge base in manufacturing, state-of-the-art facilities and capacity planning enable us to handle increased levels of product demand and product complexity. Furthermore, our global manufacturing and supply chain allows us to leverage economies of scale and reduce cost per unit as we ramp up production.

        We have also made one of the largest commitments to research and development of any surgical and vision care company, with over 1,200 associates worldwide researching and developing treatments for vision conditions and eye diseases, and have sought innovation from both internal and external sources. In 2017, we invested $584 million in research and development, representing 8.6% of our total 2017 revenues. In addition to our in-house R&D capabilities, we also consider external innovation opportunities and routinely screen for companies developing emerging technologies that we believe could enhance our existing product offerings or develop into innovative new products. As part of these efforts, our dedicated business development team has completed over 20 BD&L transactions since 2016. We intend to continue to pursue acquisition, licensing and collaboration opportunities as part of our goal of remaining a market leader in innovation.

        As a result of our innovation efforts, Alcon has been a pioneer in eye care throughout its history, leading the way with multiple world firsts. In surgical, we were the first to develop a material specifically for use as an IOL, developed the first synthetic aqueous humor (BSS plus), developed the first acrylic toric IOL to correct corneal astigmatism and developed the first femtosecond laser for cataract surgery. In vision care, we were the first to develop soft bifocal, periodic replacement and continuous wear contact lenses, as well as the first (and only) to develop a water gradient daily disposable contact lens and a water gradient lens for people with presbyopia. Based on what we see as the key unmet medical and consumer needs in eye care, we are continuing to develop products and solutions to treat an extensive range of conditions including cataracts, retinal diseases, refractive errors, dry eye, glaucoma and other problems that keep people from seeing well.

Our Surgical Business

        We hold the number one position in the global surgical market, offering implantable products, consumables and equipment for use in surgical procedures to address cataracts, vitreoretinal conditions, refractive errors and glaucoma. Our surgical business has the most complete line of ophthalmic surgical devices in the industry, creating a "one-stop shop" for our customers that we consider to be a key differentiator for our business. For the year ended December 31, 2017, our surgical business had $3.7 billion in sales.

        Our surgical portfolio includes implantable devices, consumables and equipment, as well as services and other ancillary surgical products. We have the most extensive global installed base of surgical equipment in the industry, including the largest installed base of cataract phacoemulsification consoles and vitrectomy consoles. Our global installed equipment base drives pull-through sales of consumables specific to our equipment and helps cross-promote the sales of our implantable devices. Our key surgical equipment offerings include the Centurion vision system for phacoemulsification and cataract removal, our Constellation vision system for vitreoretinal surgery and our WaveLight refractive lasers used in LASIK and other laser-based vision correction procedures, including topography-guided procedures marketed under the Contoura brand. The key brands in our implantables portfolio include our AcrySof family of IOLs, with offerings from monofocal IOLs for basic cataract surgery to AT-IOLs for the correction of presbyopia, such as our PanOptix brand, and astigmatism at the time of cataract surgery. We have recently launched our UltraSert and Clareon AutonoMe pre-loaded IOL delivery systems to reduce lens handling and simplify the surgical procedure. Alongside our implantable business, we sell a broad line of consumable products that support ophthalmic surgical procedures, such as viscoelastic products, surgical solutions, incisional instruments, such as our MIVS platform, and dedicated consumables, including fluidics cassettes and patient interfaces, which work with Alcon equipment. The Alcon consumables portfolio also includes our Custom Pak surgical procedure pack, which can be custom built for the surgeon and which includes drapes, incisional instruments and all of the materials needed to perform a surgery.

        Across our surgical portfolio, we sell a tiered offering of products intended to meet the specific needs of customers in markets around the world at different price points. Newly launched offerings that bring considerable technology innovation to the market are typically introduced at a price premium to offset the cost of research and development. As these products age and/or competitive products advance, prices typically trend downward, requiring continuous innovation cycles to maintain and/or grow our margins. We also develop specific products to match customer needs in different customer segments, for example, premium-tier and mid-tier surgical consoles that can be manufactured and sold at different price points in different markets.

Our Vision Care Business

        Our vision care business consists of an extensive portfolio of contact lens and ocular health products, aimed at helping consumers see better. Our product lines include daily disposable, reusable and color-enhancing contact lenses. We also offer a comprehensive portfolio of ocular health products, including over-the-counter products for dry eye, contact lens care and ocular allergies, as well as ocular vitamins and redness relievers. With $3.1 billion in vision care sales for the year ended December 31, 2017, we are the number two company in the global vision care market. We aim to continue to innovate across our vision care portfolio to improve the lives of consumers and eye care professionals around the world.

Numbers may not sum due to rounding.

        We have a broad portfolio of daily disposable, reusable and color-enhancing contact lenses, including Dailies and Air Optix, two of our key brands. Our Dailies product line includes DAILIES AquaComfort PLUS and DAILIES TOTAL1, the first and only water gradient contact lens in the market, which is also offered in a multifocal design to address the fast growing presbyopia market. DAILIES TOTAL1 is designed to be a super-premium lens positioned to compete at a premium price point in the contact lens market. Our Air Optix monthly replacement product line features silicone hydrogel contact lenses in monofocal, astigmatism-correcting, and multifocal options, as well as Air Optix Colors and Air Optix plus HydraGlyde contact lenses. Our key brands in our ocular health portfolio include the Systane family of artificial tear and related dry eye products, as well as the Opti-Free and Clear Care lines of multi-purpose and hydrogen peroxide disinfecting solutions, respectively.

        Sales of our contact lens and ocular health products are influenced by optometrist and other eye care professional recommendations, our marketing and consumer education efforts and consumer preferences. In addition to price, contact lenses compete on functionality, design and comfort, while ocular health products compete largely on product attributes, brand familiarity and professional recommendations. For our contact lens and ocular health products, we typically compete in the premium price segments of the market and we use improvements in functionality, design and consumer convenience to maintain our pricing position over time.

Our Strengths

        We have a strong foundation based on robust industry expertise, leading brands and excellence in customer service, backed by more than 70 years of history as a trusted brand. Our strengths include:

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  Global leader in highly attractive markets with most complete brand portfolio.  With $6.8 billion in sales in the year ended December 31, 2017, we are the leader in an attractive eye care devices market, which is supported by favorable population megatrends and is expected to grow at approximately 4% per year through 2023. For the year ended December 31, 2017, our sales were closely split between our businesses, with $3.7 billion in surgical and $3.1 billion in vision care, as well as geographically, with 41% of our sales in the United States and 59% in international markets. Our surgical business is the market leader in sales of ophthalmic equipment used in the operating room and is supported by the largest installed base of equipment worldwide, which we use to cross-promote our surgical consumables and IOLs. In our vision care business, our extensive portfolio of contact lens and ocular health products includes well-recognized brands such as Dailies, Systane and Opti-Free. We believe our global leadership position and extensive brand portfolio allow us to benefit and build on the robust fundamentals driving growth in our markets.

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  Innovation-focused with market leading development capabilities and investment.  We have made one of the largest commitments to research and development in the eye care devices market, with proven R&D capabilities in the areas of optical design, material and surface chemistry, automation and equipment platforms. Currently, we employ over 1,200 individuals dedicated to our research and development efforts, including physicians, doctors of optometry and PhDs. In addition, we actively seek opportunities to collaborate with third parties on advanced technologies to support our eye care devices business. We believe our reputation for innovation and our global commercial footprint makes us the partner of choice for developers of next-generation technologies, which has resulted in our completion of over 20 BD&L transactions since 2016. These efforts have collectively led to more than 60% growth in the number of projects within our portfolio of internal and external innovation over the past three years, with more than 100 pipeline projects in process as of December 31, 2017, including over 35 that have achieved positive proof of concept or are undergoing regulatory review.

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  Global scale and reach supported by high-quality manufacturing network.  We have an extensive global commercial footprint that provides us with the scale and reach to support future growth, maximize the potential of new launches, enter new geographies efficiently and to take advantage of the large, dynamic and growing surgical and vision care markets. Our commercial footprint, which includes operations in over 74 countries, reaches consumers and patients in over 140 countries and is supported by over 3,000 highly rated sales force employees, 18 state-of-the-art manufacturing facilities employing our proprietary technologies and know-how, and our extensive global regulatory capability. We manufacture approximately 90% of our products at our own facilities and have continued to invest in next-generation manufacturing for our products, allowing us to leverage our existing scale to manufacture novel technologies on a flexible platform at a lower cost. Our extensive sales and distribution network, supported by our market leadership position and focus on innovation and customer experience, enhances our ability to expand our geographic reach and extend our product offerings through the launch of new and innovative products worldwide.

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  Outstanding customer relationships and a trusted reputation for customer service, training and education. We believe that maintaining the highest levels of service excellence in our customer experience is a critical success factor in our industry. As such, in our surgical business, we have substantially increased our investment in external training, medical education and technical service. As a result of our efforts, we have achieved overall number one ratings in customer satisfaction, value, innovation, sales representatives and training and education in a third-party survey that we commissioned in 13 different markets, representing 80% of our surgical sales, in which surgical customers were asked to rank Alcon and our key competitors in each of the specified categories without being aware the survey was commissioned by Alcon. In our vision care business, we regularly meet with eye care practitioners to gain feedback and insights on our products and consumers' needs. We also provide training support at our approximately 30 state-of-the-art interactive training centers around the world, as well as through numerous digital and event-based training programs that we provide for practitioners, clinical support staff, students, residents, patients and consumers. In each of our businesses, we have built and maintained our relationships with key stakeholders to establish our trusted reputation in the industry.

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  World leading expertise in eye care led by a first-class management team.  Our expertise in eye care is driven by our more than 70-year history in the industry and is supported by a high-quality workforce of more than 20,000 employees. We believe our institutional knowledge provides a competitive advantage because our employees' industry expertise, relationships with our customers and understanding of the development, manufacture and sale of our products helps us to better identify new customer needs, assess markets for entry and identify promising technologies. In addition, we believe the diverse experience of our management team in running complex businesses allows them to add significant value to our company. In particular, we benefit from having a management team with an extensive background in the medical device industry. Led by David J. Endicott, our Chief Executive Officer, our management team's deep knowledge of eye care has allowed us to build a more nimble medical device culture within Alcon and created excitement among our workforce for our mission.

Our Strategy

        Our going-forward strategy builds on five key pillars in order to generate sustainable and profitable growth:

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  Maximize the potential of our near-term portfolio by growing key products.  In surgical, we plan to build on our leading position in the IOL market through the launch of new AT-IOLs, where premium pricing drives a disproportionate 30% of IOL market value while representing only 8% of global IOL units sold. In addition, we expect improved diagnostics and new optical designs will address historical barriers to AT-IOL adoption to further grow this patient-pay market. We will also continue to invest behind our presbyopia-correcting PanOptix and ReSTOR IOL brands, and will continue to invest in our vitreoretinal equipment and consumables, where we also see meaningful opportunities for near-term growth. In vision care, we intend to maintain and grow our leading position in most of our product categories through increased eye care professional and consumer education, supported by continuous production innovation. For example, we believe that the expanding presbyopia market represents a multibillion dollar opportunity. We intend to further grow our DAILIES TOTAL1 family of products by increasing awareness among presbyopic patients to accelerate growth of multifocal sales and by capitalizing on the general market shift to daily disposables. We also aim to expand the dry eye product market by leveraging our well-recognized Systane family of eye drops and increasing investment in dry eye education and awareness, where we see a significant unmet need and an opportunity for robust market growth.

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  Accelerate innovation and deliver the next wave of technologies.  We are committed to accelerating innovation by continuing to be one of the market leaders in investment in ophthalmic research and development. The R&D activities of our surgical business are focused on expanding our AT-IOL portfolio to further improve surgical and refractive outcomes, including through the use of advanced optics, light adjustable materials, accommodating lenses and modular platforms. We are also developing next-generation lasers, robotics and other equipment for cataract, vitreoretinal and laser-refractive surgery, as well as improved visualization equipment. In our vision care business, our focus is on developing and launching new contact lens materials, coatings and designs to extend our product lines and improve patient comfort, as well as on new products to expand our portfolio of presbyopia and ocular health products. Finally, we expect to continue to supplement our internal innovation investments by identifying and executing on attractive acquisition, licensing and collaboration opportunities with leading academic institutions and early-stage companies.

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  Capture opportunities to expand markets and pursue adjacencies.  We believe there is a significant opportunity for growth in markets around the world due to under-penetration of both premium surgical devices, such as AT-IOLs, and of our vision care portfolio. For example, AT-IOL penetration in international markets was approximately 6% in 2017, as compared to 14% in the U.S. Similarly, contact lens penetration in international markets was approximately 3% in 2017, as compared to 15% in the U.S., demonstrating significant potential for future growth. We intend to facilitate this growth by continued investment in promotion and customer education across all of our markets. In emerging markets in particular, we believe that the growing number of eye care professionals and dedicated eye hospitals, increased levels of affluence, improving technology access and better patient awareness will increase the adoption of our products. In addition, we believe we have significant opportunities to expand into adjacent product categories in which Alcon has not significantly participated in the past, through a combination of internal development efforts and potential bolt-on mergers and acquisitions activity. These opportunities include office-based diagnostics, surgical visualization, solutions for myopia control and consumer driven ocular health products, where we expect our eye care expertise and global commercial footprint will allow us to attract and retain new customers.

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  Support new business models to expand customer experience.  In surgical, we intend to continue to identify new business models that benefit healthcare providers and improve access to leading Alcon products and technologies. For example, we are pursuing value-based business models that reward improved patient outcomes, as well as models that contract the entire procedure versus individual products. In vision care, where e-commerce entries have created some disruption of traditional sales channels, we believe that digital technology can address pain points experienced in existing paths to purchase. We intend to continue investing and innovating in digital capabilities to develop new business models in response to channel shifts and the increase in direct-to-consumer influence.

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  Leverage infrastructure to improve operating efficiencies and margin profile over time.  With the significant organizational and infrastructure investments we have made over the last several years, we believe we have established a stable foundation that will allow us to continue to enhance the productivity of our commercial resources and meaningfully improve our core operating income margins over time. Further, we intend to improve the mix of our products, implement further supply chain efficiency initiatives and support new lower-cost manufacturing platforms to drive future operating profit and cash flows.

Our Industry

Selected Conditions That Are Treated By Eye Surgery and Surgical Products

        Below are the major conditions of the eye that are treated by surgeries for which we offer surgical products and equipment.

Cataracts

        A cataract is the clouding of the normally transparent natural lens in the eye. This clouding is usually caused by the aging process, although it can also be caused by heredity, diabetes, environmental factors and, in some cases, medications. Cataracts typically result in blurred vision and increased sensitivity to light. Cataract formations occur at different rates and may affect one or both eyes. With an estimated 27 million procedures to be performed in 2018 worldwide, cataract surgery is one of the most frequently performed surgical procedures. According to the National Eye Institute, cataracts are the leading cause of blindness worldwide even though effective surgical treatment exists. Currently, surgical removal of the clouded lens followed by insertion of a transparent artificial replacement lens, called an IOL, is the preferred treatment for cataracts. The clouded lens is usually removed through a process known as phacoemulsification. During phacoemulsification, an ophthalmic surgeon makes a small surgical incision in the eye (approximately 2-3 millimeters wide) and inserts an ultrasonic probe that breaks up, or emulsifies, the clouded lens while a hollow needle removes the pieces of the lens. Once the cataract is removed, the surgeon inserts an intraocular lens through the same surgical incision. An AT-IOL is a type of IOL that also corrects for refractive errors, like presbyopia and astigmatism, at the time of cataract surgery.

Retinal Disorders

        Vitreoretinal procedures involve surgery on the back portion of the eye, namely the retina and surrounding structures. Vitrectomy is the removal of the gel-like substance, known as vitreous, that fills the back portion of the eye. Removal of the vitreous allows a vitreoretinal surgeon to operate directly on the retina or on membranes or tissues that have covered the retina. These procedures typically treat conditions such as diabetic retinopathy, retinal detachment / tears, macular holes, complications of surgery on the front of the eye, diabetic macular edema, trauma, tumors and pediatric disorders. Vitreoretinal surgery can also involve electronic surgical equipment, lasers and hand-held microsurgical instruments as well as gases and liquids that are injected into the eye.

Refractive Errors

        Refractive errors, such as myopia, commonly known as near-sightedness, hyperopia, commonly known as farsightedness, and astigmatism, a condition in which images are not focused at any one point, result from an inability of the cornea and the lens to focus images on the retina properly. If the curvature of the cornea is incorrect, light passing through it onto the retina is not properly focused and a blurred image results. For many years, eyeglasses and contact lenses were the only solutions for individuals afflicted with common visual impairments; however, they are not always convenient or attractive solutions. Laser refractive surgery offers an alternative to eyeglasses and contact lenses. Excimer lasers, which are low-temperature lasers that remove tissue without burning, are currently used to correct refractive errors by removing small amounts of tissue to reshape the cornea. These lasers remove tissue precisely without the use of heat and without affecting the surrounding tissue. In the LASIK procedure, the surgeon uses either a femtosecond laser or an automated microsurgical instrument, called a microkeratome, to create a thin corneal flap that remains hinged to the eye. The corneal flap is then folded back and excimer laser pulses are applied to the exposed layer of the cornea to change the shape of the cornea. The corneal flap is then returned to its normal position. LASIK has become the most commonly practiced form of laser refractive surgery globally.

Presbyopia

        Presbyopia is another common refractive error in which the natural crystalline lens inside the eye becomes less flexible and loses the ability to focus on close objects. Presbyopia is a vision condition that accompanies the natural aging process of the eye. It cannot be prevented, and affects nearly two billion people worldwide. Although the onset of presbyopia among patients may seem to occur suddenly, generally becoming noticeable when patients reach their mid- to late 30s or early to mid-40s, sight reduction typically occurs gradually over time and continues for the rest of the patient's life. Some signs of presbyopia include difficulty reading materials held close to the reader, blurred vision while viewing a computer screen and eye fatigue along with headaches when reading. Presbyopia can be accompanied by other common vision conditions, such as myopia, hyperopia and astigmatism. Presbyopia, while most commonly managed with reading glasses, can be addressed surgically by the implantation of an AT-IOL that allows for the correction of presbyopia at the time of cataract surgery.

Surgical Glaucoma

        Glaucoma is the second leading cause of blindness worldwide, estimated to affect more than 90 million people around the globe, with only an estimated 32 million people (or approximately 35% of patients) diagnosed. While elevated intraocular pressure (IOP) was historically considered to be synonymous with glaucoma, it is now known that many patients with glaucoma have normal IOP. Treating glaucoma is typically aimed at lowering IOP for patients with normal or elevated pressure.

        Most commonly, glaucoma is managed using medication (e.g., drops). For cases requiring additional intervention, laser-based procedures and conventional surgical techniques, such as filtration surgery and tube shunts, have typically been used to lower IOP. Filtration surgeries, such as trabeculectomy, involve the creation of a new channel to drain aqueous humor from inside the eye. Similarly, tube shunts establish a route for fluid to exit through an implanted device. More recently, a new category of device and procedure-based surgical intervention, known as Micro-Invasive Glaucoma Surgery (MIGS), has emerged and is experiencing rapid adoption among both glaucoma and cataract specialists.

Selected Conditions and Eye Care Considerations That Are Addressed By Vision Care Products

        Below are the major eye care conditions and considerations that are addressed, treated or supported by our contact lens and ocular health products.

Refractive Errors

        Refractive errors such as myopia, hyperopia, astigmatism and presbyopia are commonly addressed by the use of contact lenses and, in the case of reusable contact lenses, complemented by proper contact lens care. Presbyopia, for example, can be addressed by the use of multifocal contact lenses.

Dry Eye Disease

        Dry eye disease is a ubiquitous, complex, and multifactorial condition, and its effect on patients ranges from intermittent and annoying discomfort to a serious and chronic vision-threatening disorder. The incidence of dry eyes rises with age, and longer life spans and aging populations throughout the world are key contributors to increased demand for treatment. Evolving patterns of work and play also contribute to increased demand for treatment, as more people spend significant amounts of time working on computers and other digital devices. Wealthier, professional and urban population segments are expanding in rapidly emerging economies and other developing nations, and these populations have greater access to health care and more resources with which to acquire treatment. In addition, more sophisticated diagnostic tools and a greater variety of dry eye products and treatments, such as artificial tear products, are offering improved effectiveness and greater relief as they simultaneously stimulate demand.

Infections and Contamination due to Inadequate Contact Lens Care

        Proper care of contact lenses through compliance with disinfection regimens is important in reducing the risk of infection and irritation associated with the use of reusable contact lenses, as contact lenses are subject to contamination from cosmetics, grease, bacteria, soaps, hand lotions and atmospheric pollutants, and from proteins contained in natural tears. When used properly, contact lens care products remove such contaminants from the surface of the contact lens. In addition, lens rewetting drops may be used to rehydrate the lens during wear and to clear away surface material.

Ocular Allergies

        Allergic conjunctivitis occurs when the conjunctiva of the eye becomes swollen from inflammation due to a reaction to pollen, dander, mold or other allergy-causing substances. When the eyes are exposed to allergy-causing substances, which can vary from person-to-person and are often dependent on geography, a substance called histamine is released by the body and causes blood vessels in the conjunctiva to swell. 'Allergy eyes' can become red and itchy very quickly. Seasonal Allergic Conjunctivitis (SAC) is the most common type of eye allergy. People affected by SAC experience symptoms during certain seasons of the year. Allergy eye can be treated with various ocular health products including medications, such as antihistamines, and combinations of antihistamines and redness relievers.

Our Products

        We research, develop, manufacture, distribute and sell eye care device products. Our broad range of products represents one of the strongest portfolios in the eye care devices industry, with high-quality and technologically advanced products across all major product categories in ophthalmic surgical devices and vision care. We are organized into two global business segments: surgical and vision care.

Surgical

        We hold the number one position in the global ophthalmic surgical market, offering implantable products, consumables and equipment for use in surgical procedures to address cataracts, vitreoretinal conditions, refractive errors and glaucoma. Our surgical portfolio includes equipment, instrumentation and diagnostics, IOLs and other implantables, and a broad line of consumables, including viscoelastics, surgical solutions, incisional instruments, surgical custom packs, and other products. For the year ended December 31, 2017, sales for our implantables, consumables and equipment and other surgical products were $1.0 billion, $2.1 billion and $0.6 billion, respectively.

        Our installed base of equipment is core to our market leading position in our surgical business, with best-in-class platforms in cataract and vitreoretinal equipment and the largest installed base of cataract phacoemulsification consoles, vitrectomy consoles and refractive lasers in the industry. These platforms each have long buying cycles that last approximately seven to ten years and act as anchoring technologies that drive recurring sales of our consumables and help cross-promote sales of our implantable devices. Across our cataract, vitreoretinal and refractive surgical product lines, over 40% of our greater than $2 billion consumables business comes from dedicated products that interface with an equipment platform (e.g., cassette packs, patient interfaces).

        Our cataract offerings include the Centurion vision system for phacoemulsification and cataract removal, the LenSx femtosecond laser used for specific steps in the cataract surgical procedure, the LuxOR ophthalmic microscope, the Verion imaged guided system for cataract surgery planning and image guidance throughout the cataract procedure, and the ORA SYSTEM for intra-operative measurements, guidance and outcomes analysis/optimization. Our AcrySof family of IOLs includes offerings ranging from monofocal IOLs for basic cataract surgery to AT-IOLs under our PanOptix and ReSTOR brands for the correction of presbyopia and/or astigmatism at the time of cataract surgery. We also offer a collection of pre-loaded options with the UltraSert and AutonoMe IOL delivery devices. In 2017, we launched a new IOL material under the Clareon CE Mark in the EU, which we intend to launch worldwide following receipt of the necessary regulatory approvals in other countries.

        Our vitreoretinal portfolio includes the Constellation vision system, Grieshaber DSP and MIVS instrumentation and Ultravit high speed vitrectomy probes, the Purepoint laser, and the NGENUITY 3D visualization system.

        Our refractive surgery portfolio includes WaveLight lasers and diagnostics used for LASIK and other laser-based vision correction procedures, including topography guided procedures marketed under the Contoura brand.

        Our glaucoma portfolio includes the EX-PRESS glaucoma filtration device.

        The following table lists certain key marketed surgical products. While we intend to sell our marketed products throughout the world, not all products and indications are currently available in every country:

Cataract	AcrySof family of IOLs, including: • AcrySof IQ monofocal IOLs
• UltraSert pre-loaded IOL delivery system with the AcrySof IQ monofocal IOL

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AcrySof IQ Toric astigmatism-correcting IOLs

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AcrySof IQ ReSTOR presbyopia-correcting IOLs

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AcrySof IQ ReSTOR Toric presbyopia- and astigmatism-correcting IOLs

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AcrySof IQ PanOptix presbyopia-correcting IOLs

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AcrySof IQ PanOptix Toric presbyopia- and astigmatism-correcting IOLs

Clareon monofocal IOL with the automated, disposable AutonoMe pre-loaded IOL delivery system
Cataract Refractive Suite by Alcon, including:
• Centurion vision system for phacoemulsification and cataract removal

•

LenSx femtosecond laser used for specific steps in the cataract surgical procedure

•

LuxOR ophthalmic microscope

•

ORA System for intra-operative measurements and guidance during surgery, as well as post-operative analysis/optimization

•

Verion imaged guided system for cataract surgery planning and guidance

Surgical Procedure Packs	Custom Pak surgical procedure packs

Vitreoretinal	Constellation vision system
Grieshaber DSP and MIVS instrumentation
Purepoint laser
Ultravit high speed vitrectomy probes
NGENUITY 3D visualization system
Refractive	WaveLight EX500 excimer laser for LASIK and other refractive correction procedures WaveLight Topolyzer VARIO diagnostic device for measurement and planning before refractive surgery
WaveLight FS200 femtosecond laser for refractive surgery
Glaucoma	EX-PRESS glaucoma filtration device

Cataract Equipment

        We maintain our market leadership in cataract surgical products by providing a comprehensive offering of surgical equipment, single-use and disposable products, viscoelastics, surgical solutions and surgical packs, all supported by our broad and experienced team of field service professionals. We currently market products for cataract surgery in substantially all of our markets.

        Our strong installed base of equipment and extensive clinician relationships drive sales of our IOLs and consumables. We consider the quality and breadth of our portfolio to be a key differentiator as a "one-stop-shop" offering for our customers, synonymous with quality, reliability, and accessibility. Our

Cataract Refractive Suite covers every stage of the surgical workflow from clinical planning to cataract removal and post-operative optimization.

        In 2013, we launched our Centurion vision system for cataract surgery. This system includes Active Fluidics technology, an automated system that optimizes anterior chamber stability by allowing surgeons to proactively set and maintain target IOP within the eye during the cataract removal procedure, thereby delivering an unprecedented level of intraoperative control.

        We also sell the LenSx laser system. The first femtosecond laser to receive FDA clearance for use in cataract surgery, LenSx is used to create incisions in the cornea, create a capsulorhexis, and complete lens fragmentation as part of the cataract procedure. This enables surgeons to perform some of the most delicate manual steps of cataract surgery with image-guided visualization and micron precision.

        Our Verion reference unit and Verion digital marker together form an advanced surgical planning, imaging and guidance technology designed to provide greater accuracy and efficiency during cataract surgery. Our ORA SYSTEM also provides key intra-operative measurements to improve the placement precision of an implanted IOL during cataract surgery, for example, by aligning the rotation of a toric IOL to the axis of astigmatism. Post-operatively, our ORA SYSTEM aids with outcomes analysis and ongoing optimization for improved outcomes.

        In addition, we recently launched the NGENUITY 3D visualization system in the United States and EU to provide surgeons improved visualization by combining a high-dynamic 3D camera, advanced high-speed image optimization, polarizing surgeon glasses and an ultra-high definition 4K OLED 3D display that offers improved depth perception. Within visualization, we also sell the LuxOR surgical ophthalmic microscope (acquired from Endure Medical Systems) with its proprietary ILLUMIN-i technology, which provides an expanded illumination field with a 6x-larger, highly stable red reflex zone.

Cataract IOLs

        Our AcrySof IOL is the most implanted intraocular lens in the world. AcrySof IOLs are made of the first material specifically engineered for use in an intraocular lens. More than 100 million AcrySof IOLs have been implanted since introduction.

        We have a longstanding record of innovation within the IOL market. In 2005, we introduced a new class of IOLs to correct presbyopia with our multifocal AcrySof ReSTOR offering. In 2006, we also launched the AcrySof Toric IOL, designed to correct various levels of preexisting astigmatism in cataract patients. In 2009, the AcrySof IQ Toric lens was launched globally, incorporating the aspheric technology into a toric design.

        We have continued to grow our ReSTOR portfolio. In 2016, the AcrySof IQ ReSTOR 3.0D Toric IOL was approved by the FDA and launched in the U.S. to address presbyopia and preexisting astigmatism at the time of cataract surgery in adult patients who desire improved near, intermediate and distance vision with an increased potential for spectacle independence. In 2017, the AcrySof IQ ReSTOR +2.5D Toric IOL was approved by the FDA and launched in the U.S.

        In recent years, presbyopia correction lenses have evolved to include trifocal designs. In 2015, we launched the AcrySof IQ PanOptix trifocal IOL in select markets outside the U.S. to complement our ReSTOR multifocal offering. This novel diffractive optic has two step heights, sending light to three foci to support near, intermediate and distance vision. In 2017, the AcrySof IQ PanOptix Toric lens was launched in select markets outside the U.S. to address both astigmatism and presbyopia.

        We have also introduced several innovations to the delivery device used for introducing an IOL into the capsular bag during cataract surgery. Our UltraSert pre-loaded IOL delivery system combines the control of a manually loaded device with the safety and convenience of a disposable, pre-loaded injector to optimize the implantation of the AcrySof IQ Aspheric IOL into the cataract patient's eye.

        In 2017, we received a European CE Mark for the Clareon IOL with the AutonoMe delivery system. AutonoMe is the first automated, disposable, pre-loaded IOL delivery system that enables precise delivery of the IOL into the capsular bag in patients undergoing cataract surgery. The new device is being introduced with the Clareon IOL, a new material with an advanced design that enables sharp, crisp vision, low edge glare and unsurpassed optic clarity.

        Our AT-IOLs provide significant visual benefits to patients above standard monofocal IOLs. Accordingly, the price for these AT-IOLs is higher than the price for monofocal styles. This impacts the market penetration of AT-IOLs in the majority of countries, as patients must pay incremental charges above the cost of traditional cataract surgery to obtain an AT-IOL and, in some markets, must pay out-of-pocket for the entire surgical procedure and the AT-IOL.

        In the U.S., our monofocal IOLs are generally fully covered by medical insurance providers or government reimbursement programs, whereas certain of our AT-IOLs may only be partially covered. This payment model was established by two landmark rulings issued by CMS in May 2005 and January 2007. The CMS rulings provide Medicare beneficiaries a choice between cataract surgery with a monofocal IOL, which would be reimbursed as a covered benefit under Medicare, or cataract surgery with an AT-IOL, such as our AcrySof ReSTOR lens and AcrySof Toric lens, which would be partially reimbursed under Medicare and partially paid out-of-pocket. Many commercial insurance plans mirror the CMS rulings, although commercial plans may vary based on third-party payor. The bifurcated payment for the implantation of AT-IOLs has increased the market acceptance of our AT-IOLs in the U.S. Outside the U.S., payment and reimbursement models vary widely from country to country, generally depending on the policy adopted by the relevant local healthcare authority on coverage and payment.

Surgical Procedure Packs

        To provide convenience, efficiency and value for ophthalmic surgeons, Alcon offers Custom Pak surgical procedure packs for use in ophthalmic surgery. Unlike conventional surgical procedure packs, our Custom Pak surgical procedure packs allow individual surgeons to customize the products included in their pack. Our Custom Pak surgical procedure packs include both our single-use products as well as third-party items not manufactured by Alcon. We believe that our Custom Pak offering allows ophthalmic surgeons to improve their efficiency in the operating room, while avoiding the complexity and cost of having to kit surgical items for each respective procedure. We offer more than 11,000 configurations of our Custom Pak surgical procedure packs globally, using more than 2,500 components.

Vitreoretinal Surgery

        Our vitreoretinal surgical product offering is one of the most comprehensive in the industry for surgical procedures for the back of the eye. We currently market our vitreoretinal surgical products in substantially all of the countries in which we sell products.

        For vitrectomy procedures, we sell our Constellation vision system in the United States and our global markets. We believe this system delivers a higher level of control to the physician through higher vitreous cutting rates and embedded laser technology. The Constellation vision system platform continues to drive our market share in the global premium segment of vitrectomy packs.

        In addition to our Constellation vision system, we also sell a full line of vitreoretinal products, including procedure packs, lasers, and hand-held microsurgical instruments, as well as our Grieshaber and MIVS lines of disposable retinal surgery instruments. We also sell a full line of scissors, forceps, and micro-instruments in varying gauge sizes, as well as a range of medical grade vitreous tamponades, which replace vitreous humor during many retinal procedures.

        We continue to advance our portfolio with smaller gauge (27+) instruments and higher cut speed vitrectomy probes. We also sell Ultravit high speed vitrectomy probes, which operate at a speed of 7,500 cuts per minute (cpm). This increased speed helps reduce traction that can cause iatrogenic tears and post-operative complications.

Refractive Surgery

        Our refractive sales include lasers, disposable patient interfaces used during laser correction procedures, technology fees, and diagnostic devices necessary to plan the refractive procedure. Our WaveLight refractive suite includes the EX500 excimer laser, designed to reshape the cornea, and the FS200 femtosecond laser, designed to create a corneal flap and to deliver laser refractive therapy as part of the LASIK refractive procedure.

        We also recently launched Contoura Vision, a topography-guided LASIK treatment designed to provide surgeons with the ability to perform more personalized laser procedures for patients with nearsightedness, or nearsightedness with astigmatism. This procedure is based on the unique corneal topography of each eye, as measured through the WaveLight Topolyzer VARIO diagnostic device. Our U.S. clinical studies for this treatment demonstrated 93% of all eyes studied achieved E chart visual acuity of 20/20 or better one year after surgery.

Glaucoma Surgery

        Our EX-PRESS glaucoma filtration device is approved and marketed in the U.S., Europe, Canada, Australia and several other markets. This shunt is implanted under the scleral flap to enhance outflow of aqueous humor and reduce intraocular pressure in patients with open-angle glaucoma. The EX-PRESS glaucoma filtration device creates consistent and predictable outcomes when used as part of trabeculectomy procedures.

Vision Care

        Our vision care portfolio comprises daily disposable, reusable and color-enhancing contact lenses, as well as a comprehensive portfolio of ocular health products, including over-the-counter products for dry eye, contact lens care and ocular allergies, as well as ocular vitamins and redness relievers. For the year ended December 31, 2017, sales of our contact lens and ocular health products were $1.8 billion and $1.2 billion, respectively.

        Our broad portfolio of daily disposable, reusable and color-enhancing contact lenses includes Dailies and Air Optix, two of our key brands. Our Dailies product line includes DAILIES AquaComfort PLUS and DAILIES TOTAL1, the first and only water gradient contact lens in the market, which is also offered in a multifocal design to address the fast growing presbyopia market. DAILIES TOTAL1 is designed to be a super-premium lens positioned to compete at the highest levels across the contact lens market. Our Air Optix monthly replacement product line features silicone hydrogel contact lenses in monofocal, astigmatism-correcting, and multifocal options, as well as Air Optix Colors and Air Optix plus HydraGlyde contact lenses.

        Our key brands in our ocular health portfolio include the Systane family of artificial tear and related dry eye products, as well as the Opti-Free and Clear Care lines of multi-purpose and hydrogen peroxide disinfecting solutions, respectively. Select ocular health products include artificial tear and related dry eye products marketed under the Tears Naturale and Genteal brands, Naphcon-A and Zaditor eye drops for the temporary relief of ocular itching due to allergies, and vitamins for ocular health marketed under the ICAPS and Vitalux brands.

        The following table lists certain key marketed vision care products. While we intend to sell our marketed products throughout the world, not all products and indications are currently available in every country:

Contact Lenses	Dailies family of daily disposable contact lenses (including DAILIES TOTAL1 and DAILIES AquaComfort PLUS lenses)

Air Optix family of silicone hydrogel contact lenses (including Air Optix plus HydraGlyde and Air Optix Colors lenses)

FreshLook family of color contact lenses
Ocular Health	Clear Care family of hydrogen peroxide contact lens care solution (AOSEPT PLUS outside of North America)
Opti-Free family of multi-purpose disinfecting contact lens care solution
Genteal family of artificial tears

Systane family of artificial tears and related dry eye products
Tears Naturale family of lubricant eye drops

Contact Lenses

        Alcon is the number two company in the branded contact lens market based on sales in 2017. This position is driven largely by our core brands Dailies, Air Optix and FreshLook. The growth of our portfolio is also driven by our market-leading soft contact lens technology DAILIES TOTAL1, a high-performing platform that grew 45% in sales from 2016 to 2017. Our market-leading multifocal offering provides a platform for expanding the presbyopia market, which we believe is a multibillion dollar opportunity, by combining the center-near precision profile aspheric design with DAILIES TOTAL1 water gradient technology. The recent launch of DAILIES TOTAL1 Multifocal has the potential to capture more presbyopes, including consumers who have traditionally dropped out of contact lenses due to discomfort. We continue to experience market growth due to trade-up to daily disposable lenses and premium silicone hydrogel (SiHy) materials, uptake of toric and multifocal specialty lenses, as well as increasing penetration in emerging markets. We have a broad contact lens offering, ranging from entry-level disposable lenses to premium water gradient technology, in addition to colored options and reusable contact lenses. We continue to focus on core product performance while increasing consumer investment behind a best-in-class innovation portfolio of key products, such as our DAILIES TOTAL1 water gradient SiHy, Air Optix Colors, Air Optix plus HydraGlyde and FreshLook contact lenses.

        In 2016, we launched Air Optix plus HydraGlyde in the U.S. and the EU, which is an innovation upgrade to monthly SiHy contact lenses featuring HydraGlyde moisture matrix technology for longer lasting lens surface wettability. These contact lenses bring together two innovative technologies—SmartShield technology and HydraGlyde moisture matrix—for a unique combination of deposit protection and longer-lasting lens surface moisture. SmartShield technology is a patented, ultra-thin protective shield that helps the lens resist lipid deposits and delivers outstanding wettability. It also helps the lens resist changes from everyday cosmetic product use. HydraGlyde moisture matrix is a wetting agent specifically designed for SiHy lenses that helps attract lens surface moisture and retain lens surface hydration. This is the latest innovation in the Air Optix family of monthly replacement contact lenses, whose comprehensive portfolio includes monthly replacement clear and color contact lenses, overnight and flexible wear options, toric and multifocal lens correction.

        In 2016, DAILIES TOTAL1 Multifocal contact lenses were launched in the U.S. and the EU to provide refractive correction for distance, intermediate and near vision for people with presbyopia. The DAILIES TOTAL1 water gradient technology reduces end-of-day dryness, as the water content approaches nearly 100% at the outermost surface of the lens. The "hydrophilic" (water-loving) surface of the lens is almost as soft as the surface of the cornea (corneal epithelium) to enhance comfort, while the innovative optical design of this new multifocal lens offers a smooth progression of power designed to provide a seamless experience between distant, intermediate and near vision. DAILIES TOTAL1 Multifocal contact lenses became commercially available in Australia, Canada, the U.S. and Switzerland as of July 27, 2016 and in various EU countries as of September 1, 2016.

        We also expect to commence the initial launch of a new line of contact lenses, PRECISION1, in different jurisdictions between 2019 and 2020. PRECISION1 will be a daily disposable, SiHy contact lens intended to compete within the mainstream subcategory of the global daily disposable contact lens market. We believe that PRECISION1 will be engineered for the highest visual clarity of any contact lens in its class.

Ocular Health

        Alcon currently holds a market leading position in artificial tears. We continue to focus on core product performance while increasing promotion behind a best-in-class innovation portfolio under the brand leadership of Systane artificial tears. The Systane portfolio is a comprehensive offering of ocular health solutions, most of which are indicated for the temporary relief of burning and irritation due to dryness of the eye. The Systane portfolio includes products for daily and nighttime relief, as well as products for discomfort associated with contact lens wear. Systane Ultra lubricant eye drops are sold in approximately 90 countries, including the U.S., Canada, the EU, Latin America and Asia. Systane Balance lubricant eye drops are sold in more than 65 countries. Systane Hydration lubricant eye drops, a novel combination that includes hyaluronic acid, are sold in more than 35 countries across Europe, Canada and Australia.

        In 2017, Systane COMPLETE lubricant eye drops received a CE Mark. This addition to the Systane product line offers fast hydration and long-lasting, optimal relief from various types of dry eye problems with nano-droplet technology for enhanced coverage. We launched Systane COMPLETE in the U.S., Canada and the EU in 2018.

        Alcon is also a market leader in contact lens care in both multi-purpose and hydrogen peroxide solutions. The vast majority of our contact lens care products are comprised of disinfecting solutions to remove harmful micro-organisms on contact lenses, with a smaller amount of sales coming from cleaners to remove undesirable film and deposits from contact lenses and lens rewetting drops to improve wearing comfort for contact lenses. We also benefit from strong synergies between our contact lens business and our contact lens care products.

        In 2011, we received approval in the U.S. to market Opti-Free PureMoist, our fastest growing multi-purpose disinfecting solution, which is approved for SiHy and all other soft contact lenses. PureMoist contains our patented HydraGlyde moisture matrix technology to provide long lasting comfort to contact lens wearers and is now our flagship brand in most key markets. In 2015, we received approval to add HydraGlyde moisture matrix technology to Clear Care, our market leading hydrogen peroxide contact lens care solution. Clear Care is branded AOSEPT PLUS in many markets outside of the U.S. We currently market these product in most major markets throughout the world.

        Finally, our ocular health portfolio also includes artificial tear and related dry eye products marketed under the Tears Naturale and Genteal brands, products for the temporary relief of ocular itching due to ocular allergies marketed under the Naphcon-A and Zaditor brands and vitamins for the maintenance of general ocular health marketed under the ICAPS and Vitalux brands.

        Our ocular health portfolio is typically over the counter but, in a small number of our markets, certain of our ocular health products require a prescription.

Principal Markets

        Alcon serves consumers and patients in over 140 countries worldwide. The following table sets forth a breakdown of the aggregate net sales of Alcon by geographical market during the year ended December 31, 2017:

	2017 Net Sales
	$ m	%
United States	2,800	41
International	3,985	59

Total	6,785	100

        Sales of the vast majority of our products are not subject to material changes in seasonal demand. However, sales of certain of our vision care products, including those for allergies and dry eye, are subject to seasonal variation. In addition, sales of our surgical equipment are also subject to variation based on hospital or clinic purchasing cycles.

Research and Development

        Alcon has made one of the largest commitments to research and development in the eye care devices market, with proven R&D capabilities in the areas of optical design, material and surface chemistry, automation and equipment platforms. Currently, our research and development organization employs over 1,200 individuals dedicated to our research and development efforts, including physicians, doctors of optometry and PhDs. Our researchers have extensive experience in the field of ophthalmology and frequently have academic or practitioner backgrounds to complement their product development experience.

        We organize cross-functional development teams to drive new innovations to our customers and our patients around the world. New projects for our surgical and vision care pipelines originate either from concepts developed internally by staff scientists and engineers, ideas from eye care professionals in ophthalmology, or through strategic partnerships with academic institutions or other companies. Our research and development organization has been designed to achieve global registration of products through the efforts of a global clinical and regulatory affairs organization primarily based in Fort Worth, Texas, with regional and local offices around the world.

        In 2017, we invested $584 million in research and development, representing 8.6% of our total 2017 revenues, and we invested approximately $500 million in each of 2016 and 2015. In addition to our in-house R&D capabilities, as part of our efforts to pursue strategic R&D partnerships with third parties, our dedicated business development team has completed over 20 BD&L transactions since 2016. For example, in 2016 we announced our strategic alliance with U.S.-based PowerVision, Inc. to develop fluid-based accommodating IOLs for cataract patients. In addition, our recent partnership with Philips Healthcare to create a new digital health platform to support our cataract equipment will allow us to deliver fully integrated information to ophthalmic surgeons. We continually review and refine our operating model to optimize for efficiency and productivity. Recent improvements in productivity coupled with a number of strategic partnerships have collectively led to more than 60% growth in the number of projects within our portfolio of internal and external innovation over the past three years. Across our surgical and vision care pipelines, we have more than 100 pipeline projects in process as of December 31, 2017, including over 35 that have achieved positive proof of concept or are undergoing regulatory review.

        Our research and development organization maintains an extensive network of relationships with top-tier scientists in academia and with leading healthcare professionals, surgeons, inventors and clinician-scientists working in ophthalmology. The principal purpose of these collaborative scientific interactions is to supplement our internal pipeline and leverage technological advancements in academia and the clinical setting.

        While our primary focus is on delivering new products to our patients and customers, we also support the advancement of basic science through the Alcon Research Institute, which seeks to encourage, advance and support vision research. Alcon Research Institute is one of the largest corporately funded research organizations devoted to vision research in the world. The institute's activities are planned and directed by an autonomous Executive Steering Committee that is comprised of distinguished ophthalmologists and vision researchers. The institute has worldwide representation and operates under the premise that improvements in the diagnosis and treatment of ocular diseases are dependent upon advances in basic science and clinical research carried out by independent investigators in institutions throughout the world. The institute has also awarded more than 330 awards and research grants over the past 35 years.

        Research and development activities within our surgical business are focused on expanding intraocular lens capabilities to further improve surgical and refractive outcomes and on developing equipment and instrumentation for cataract, vitreoretinal, refractive and glaucoma surgeries, as well as new platforms for diagnostics and visualization. Our focus within our vision care business is on the research and development of new manufacturing platforms and novel contact lens materials, coatings and optical designs for various lens replacement schedules, with the ultimate goal of improving patient outcomes. In addition to our efforts to develop next-generation contact lens technologies, we also aim to strengthen our ocular health portfolio with novel delivery systems that safely deliver products that provide relief from symptoms of dry eye and ocular allergies.

        We continue to seek opportunities to collaborate with third parties on advanced technologies for various ophthalmic conditions. These include the potential to provide accommodative contact and intraocular lenses for patients living with presbyopia.

Marketing and Sales

        Alcon conducts sales and marketing activities in both the U.S. and international markets. During the year ended December 31, 2017, 41% of our sales were in the United States and 59% were in international markets. We are present in every significant market in the world where ophthalmology and optometry are practiced, with operations in over 74 countries supported by over 3,000 employees dedicated to direct sales and with products sold in over 140 countries.

        Our global commercial capability is organized around sales and marketing organizations dedicated to our surgical and vision care businesses and we customize these efforts to the medical practice needs of each customer. In addition to direct promotion of our products, our sales representatives provide customers with access to clinical education programs, data from clinical studies and technical service assistance. Our selling models also include focused efforts in key channels, including strategic accounts, key accounts and pharmacies.

        In each of our markets, we rely on our strong relationships with eye care professionals to attract and retain customers. We engage healthcare professionals to serve as clinical consultants, to participate on advisory boards and to conduct presentations regarding our products. In addition, we have established or sponsor several long-standing programs that provide training and education to eye care professionals, including providing training support at our approximately 30 state-of-the-art interactive training centers around the world. These facilities introduce ophthalmologists to our surgical equipment and cataract products through hands-on training in surgical techniques while exposing them to leading ophthalmologists.

        In our surgical business, our marketing efforts are supported by global advertising campaigns, claims from clinical registration and post-approval studies and by the participation of marketing and sales representatives in regional and global medical conferences. Technical service after the sale is provided using an integrated customer relationship management system in place in many markets. All of our technical service in the U.S., and a high percentage of that service outside the U.S., is provided by service technicians employed directly by Alcon. In countries where we do not have local operations or a scientific office, we use distributors to sell and handle the physical distribution of our products. Within our surgical business, the practices of our marketing and sales representatives continue to change to meet emerging market trends, namely consolidation of providers, increasing pricing pressures, proliferation of smaller competitors, increasing demands for outcome evidence, and a shift from relationship-based selling orientated toward physicians versus professional economic buyers focused on cost.

        In our vision care business, we support our products with direct-to-consumer marketing campaigns, including advertising, promotions and other marketing materials, and with retailer-focused marketing and promotional materials. The fast-evolving landscape for our vision care business varies significantly by country. Three key trends in marketing and sales help drive the continuing evolution of our vision care business: (1) internet-based purchasing is increasing, as online players grow and the internet plays a bigger role as a source of consumer information and a platform for price referencing, (2) channel consolidation is accelerating, as chains grow in size and vertically integrate, and (3) independent ECPs vary in influence, as many align more closely with retailers. We see an opportunity to leverage digital technology to address pain points experienced by consumers and patients in existing paths to purchase. We also intend to continue investing and innovating in digital capabilities to develop new business models in response to channel shifts and increases in direct-to-consumer influence.

        While we market all of our products by calling on medical professionals, direct customers and distribution methods differ across our business lines. Surgical products are sold directly to hospitals and ambulatory surgical centers, although we sell through distributors in certain markets outside the United States where we do not have local operations or a scientific office. In most countries, contact lenses are available only by prescription. Our contact lenses can be purchased from ECPs, optical chains and large retailers, subject to country regulation. Our ocular health products can be found in major drugstores, pharmacies, food stores and mass merchandising and optical retail chains globally, with access subject to country regulations, including free-sale, pharmacy-only and prescription regulations. No single customer accounted for more than 10% of our global sales in 2017.

Manufacturing and Supplies

Manufacturing

        We generally organize our manufacturing facilities along product categories, with most plants being primarily dedicated to the manufacture of either our surgical or vision care product offerings. As of July 2018, we employed approximately 3,900 people to manufacture surgical products at ten facilities in the United States, Belgium, Switzerland, Ireland, Germany and Israel, and approximately 5,600 people to manufacture vision care products at eight facilities in the United States, Germany, Singapore, Malaysia and Indonesia. Our functional division of plants reflects the unique differences in regulatory requirements governing the production of surgical medical devices as well as the different technical skills required of employees in these manufacturing environments. All of our manufacturing plants are ISO 13485 and ISO 14001:2015 certified. Currently, we manufacture approximately 90% of our products internally and rely on third-party manufacturers, which will include Novartis after the spin-off, for a limited number of products.

        The goal of our supply chain strategy is to efficiently produce and distribute high quality products. To that end, we employ cost-reduction programs, known as continuous improvement programs, involving activities such as cycle-time reductions, efficiency improvements, automation, plant consolidations and procurement savings programs as a means to reduce manufacturing and component costs. To comply with good manufacturing practices and to improve the skills of our employees, we train our direct labor manufacturing staff throughout the year. Our professional employees are trained in various aspects of management, regulatory and technical issues through a combination of in-house seminars, local university classes and trade meetings.

        The manufacture of our products is complex, involves advanced technology and is heavily regulated by governmental health authorities around the world, including the FDA. Risks inherent to the medical device industry, specifically as they relate to Class III devices, are part of our operations. If we or our third-party manufacturers, including Novartis, fail to comply fully with regulations, there could be a product recall or other shutdown or disruption of our production activities. We have implemented a global manufacturing strategy to maximize business continuity in case of such events or other unforeseen catastrophic events.

Supplies

        The ingredients used in certain of our surgical products, such as viscoelastics, and our ocular health products, such as our products for dry eye, are sourced from facilities that meet the regulatory requirements of the FDA or other applicable health regulatory authorities. Because of the proprietary nature and complexity of the production of these ingredients, a number of them are only available from a single or limited number of FDA-approved sources. The majority of active chemicals, biological raw materials and selected inactive chemicals used in our products are acquired pursuant to long term supply contracts. The sourcing of components used in our surgical products differs widely due to the breadth and variety of products, with a number of the components sourced from a single or limited number of suppliers. When we rely upon a sole source or limited sources of supply for certain components, we try to maintain a sufficient inventory consistent with prudent practice and production lead-times and to take other steps necessary to ensure our continued supply. The prices of our supplies are generally not volatile.

Key Corporate Functions

        As a division of Novartis, we historically relied on financial and certain legal, administrative and other support functions of Novartis to operate our business. In particular, NBS provided us with services across the following service domains: human resources operations, real estate and facility services, including site security and executive protection, procurement, information technology, commercial and medical support services, security, and financial reporting and accounting operations. Novartis also performed certain corporate functions on our behalf, including but not limited to tax, treasury, internal audit, investor relations, corporate governance and listed company compliance and communications functions.

        In connection with our separation from Novartis, we are creating our own financial, administrative, corporate governance and listed company compliance and other support systems, including for the services NBS historically provided to us, or expect to contract with third parties to replace Novartis systems that we are not establishing internally. We expect this process to be complex, time consuming and costly. In addition, we are establishing or expanding our own tax, treasury, internal audit, investor relations, corporate governance and listed company compliance, communications and other corporate functions. These corporate functions fall beyond the scope of the operational service domains formerly provided by NBS and will require us to develop new standalone corporate functions. We expect to incur one-time costs to replicate, or outsource from other providers, these corporate functions to replace the additional corporate services that Novartis historically provided us prior to the separation. These one-time costs are expected to be approximately $0.3 billion and primarily relate to the transfer of information technology systems from Novartis to us over the two to three-year period following the completion of the spin-off.

        Novartis will continue to provide support for certain of our key services functions after the separation for approximately 24 months pursuant to a Transitional Services Agreement and certain other agreements we will enter into with Novartis. See "Item 7. Major Shareholders and Related Party Transactions—7.B. Related Party Transactions—Agreements Between Novartis and Us".

        Any failure or significant downtime in integrating the portion of NBS transferred to us or establishing our own corporate functions could affect our ability to perform corporate and other support functions on a timely basis. See "Item 3. Key Information—3.D. Risk Factors—Risks Related to the Separation from Novartis" for more details.

Intellectual Property

        We strive to protect our investment in the research, development, manufacturing and marketing of our products through the use of patents, trademarks, copyrights, trade secrets and other intellectual property. We own or have rights to a number of patents, trademarks, copyrights, trade secrets and other intellectual property directly related and important to our businesses. As of September 30, 2018, we owned approximately 2,100 U.S. patents and pending U.S. patent applications and approximately 11,900 corresponding patents and patent applications outside the United States.

        We believe that our patents are important to our business but that no single patent, or group of related patents, currently is of material importance in relation to our business as a whole. Our strategy is to develop patent portfolios for our research and development projects in order to obtain market exclusivity for the innovative features of our products in our major markets. The scope and duration of protection provided by a patent can vary significantly from country to country. However, even after the expiration of all patents covering a product, we may continue to derive commercial benefits from such product.

        We routinely monitor the activities of our competitors and other third parties with respect to their use of our intellectual property. When appropriate, we will enforce our intellectual property rights to ensure that we are receiving the protections they afford us. Similarly, we will staunchly defend our right to develop and market products against unfounded claims of infringement by others. We will aggressively pursue or defend our position in the appropriate courts if the dispute cannot otherwise be promptly resolved.

        In addition to our patents and pending patent applications in the United States and selected non-U.S. markets, we rely on proprietary know-how and trade secrets in our businesses and work to ensure the confidentiality of this information, including through the use of confidentiality agreements with employees and third parties. In some instances, we also acquire, or obtain licenses to, intellectual property rights that are important to our businesses from third parties.

        All of our major products are sold under trademarks that we consider in the aggregate to be important to our businesses as a whole. We consider trademark protection to be particularly important in the protection of our investment in the sales and marketing of our contact lens care and ocular health products. The scope and duration of trademark protection varies widely throughout the world.

        We also rely on copyright protection in various jurisdictions to protect the software and printed materials our business relies upon, including software used in our surgical and diagnostic equipment. The scope and duration of copyright protection for these materials also varies widely throughout the world.

Competition

        The eye care industry is highly competitive and subject to rapid technological change and evolving industry requirements and standards. Alcon competes with a number of different companies across its two business segments—surgical and vision care. Companies within our industry compete on technological leadership and innovation, quality and efficacy of their products, relationships with ECPs and healthcare providers, breadth and depth of product offerings and pricing. The presence of these factors varies across our surgical and vision care product offerings. Our principal competitors also sometimes form strategic alliances and enter into co-marketing agreements in an effort to better compete. We face strong local competitors in some markets, especially in developed markets, such as the U.S., western Europe and Japan.

Surgical

        The surgical market is highly competitive. Superior technology and product performance give rise to category leadership in the surgical market. Service and long term relationships are also key factors in this competitive environment. Surgeons rely on the quality, convenience, value and efficiency of a product and the availability and quality of technical service. We primarily compete with Carl Zeiss Meditec AG, Bausch Health Companies Inc. and Johnson & Johnson in the surgical market.

        We expect to compete against companies that offer alternative surgical treatment methodologies, including multifocal and accommodating AT-IOL approaches, and companies that promote alternative approaches for responding to the conditions our products address. At any time, our known competitors and other potential market entrants may develop new devices or treatment alternatives that may compete directly with our products. In addition, they may gain a market advantage by developing and patenting competitive products or processes earlier than we can or by obtaining regulatory approvals / clearances or market registrations more rapidly than we can.

        We believe that the principal competitive factors in our surgical market include:

  •
  disruptive product technology;

  •
  alternative treatment modalities;

  •
  breadth of product lines and product services;

  •
  ability to identify new market trends;

  •
  acceptance by ophthalmic surgeons;

  •
  customer and clinical support;

  •
  regulatory status and speed to market;

  •
  price;

  •
  product quality, reliability and performance;

  •
  capacity to recruit engineers, scientists and other qualified employees;

  •
  digital initiatives that change business models;

  •
  reimbursement approval from governmental payors and private healthcare insurance providers; and

  •
  reputation for technical leadership.

        Shifts in industry market share can occur in connection with product issues, physician advisories, safety alerts, and publications about our products. In the current environment of managed care, with consolidation among healthcare providers, increased competition, and declining reimbursement rates, there is also increasing pressure on price.

Vision Care

        The vision care market is also highly competitive, and our primary competitors are Johnson & Johnson, Bausch Health Companies Inc. and The Cooper Companies, Inc.

        In contact lenses, all companies continue to focus on growing the daily disposable SiHy segment due to the price trade-up opportunity from non-SiHy and reusable lenses. Our DAILIES TOTAL1 provides the most advanced daily disposable SiHy contact lens with its advanced "water gradient" technology, but currently only caters to the premium market given its higher price point. We also compete with manufacturers of eyeglasses and with surgical procedures that correct visual defects. We believe that there are opportunities for contact lenses to attract new customers in the markets in which we operate, particularly in markets where the penetration of contact lenses in the vision correction market is low. Additionally, we compete with new market entrants with disruptive distribution models that could potentially innovate to challenge traditional models, including the ECP channel in which Alcon has a significant presence. We also believe that laser vision correction is not a significant threat to our sales of contact lenses based on the growth of the contact lens market over the past decade and our involvement in the laser vision correction market through our surgical business.

        In ocular health, the market is characterized by competition for market share through the introduction of products that provide superior effectiveness. Recommendations from ECPs and customer brand loyalty, as well as our product quality and price, are key factors in maintaining market share in these products. Our ocular health competitors also include Allergan, Inc.

Government Regulation

Overview

        Our businesses are subject to varying degrees of governmental regulation in the countries in which we operate, and the general trend is toward increasingly stringent regulation. In the U.S., the drug, device and dietary supplement industries have long been subject to regulation by various federal and state agencies, primarily as to product safety, efficacy, manufacturing, advertising, labeling and safety reporting. The exercise of broad regulatory powers by the FDA continues to result in increases in the amounts of testing and documentation required for the commercialization of regulated products and a corresponding increase in the expense of product introduction. Similar trends are also evident in the EU and in other markets throughout the world. In addition to market access regulation, our businesses are also subject to other forms of regulation, such as those relating to anti-bribery, data privacy and cybersecurity and trade regulation matters. We are also subject to regulations related to environmental and safety matters, which are discussed in greater detail in "Item 4. Information on the Company—4.D. Property, Plants and Equipment—Environmental Matters".
Product Approval and Monitoring

        Most of our products are regulated as medical devices in the U.S. and the EU. These jurisdictions each use a risk-based classification system to determine the type of information that must be provided to the local regulatory bodies in order to obtain the right to market a product. In the U.S., the FDA classifies devices into three classes: Class I (low risk), Class II (moderate risk) and Class III (high risk). Many of our devices are Class II or III devices that require premarket review by the FDA. The primary pathway for our Class II devices is FDA clearance of a premarket notification under section 510(k) of the FDCA. With a 510(k) submission, the manufacturer must submit a notification to the FDA that includes performance data that establish that the product is substantially equivalent to a "predicate device", which is typically another Class II previously-cleared device. Our Class III devices require FDA approval of a PMA application. With a PMA application, the manufacturer must submit extensive supporting evidence, including clinical data, sufficient to demonstrate a reasonable assurance that the device is safe and effective for its intended use.

        In the EU, CE marking is required for all medical devices sold. Prior to affixing the CE Mark, the manufacturer must demonstrate that their device conforms to the relevant essential requirements of the EU's Medical Device Directive through a conformity assessment procedure. The nature of the assessment depends upon the classification of the device. The method of assessing conformity varies depending on the type and classification of the product. For most Class I devices, the assessment is a self-certification process by the manufacturer. For all other devices, the conformity assessment procedure requires review by a "notified body", which is authorized or licensed to perform conformity assessments by national device regulatory authorities. The conformity assessment procedures require a technical review of the manufacturer's product and an assessment of relevant clinical data. Notified bodies may also perform audits of the manufacturer's quality system. If satisfied that the product conforms to the relevant essential requirements, the notified body issues a certificate of conformity, which the manufacturer uses as a basis for its own declaration of conformity and application of the CE mark.

        The EU published a new Medical Device Regulation in 2017 which will impose significant additional requirements on medical device manufacturers, including with respect to clinical development, labeling, technical documentation and quality management systems. The regulation has a three-year implementation period. Medical devices placed on the market in the EU after May 2020 will require certification according to these new requirements, except that devices with valid CE certificates, issued pursuant to the Medical Device Directives before May 2020, can be placed on the market until those certificates expire, at the latest in May 2024, provided there are no significant changes in the design or intended purpose of the device.

        We also market products that are regulated in other product categories, including lasers, drug products, dietary supplements, and medical foods. These products are also subject to extensive government regulation, which vary by jurisdiction. For example, in the U.S., our drug products must either be marketed in compliance with an applicable over-the-counter drug monograph or receive FDA approval of a New Drug Application. In the EEA, our drug products must receive a marketing authorization from the competent regulatory authority before they may be placed on the market. There are various application procedures available, depending on the type of product involved.

        Clinical trials may be required to support the marketing of our drug or device products. In the U.S., clinical trials must be conducted in accordance with FDA requirements, including informed consent from study participants, and review and approval by an institutional review board (IRB), among other requirements. Additionally, FDA authorization of an Investigational Device Exemption (IDE) application must be obtained for studies involving significant risk devices prior to commencing the studies. In the EU, clinical trials usually require the approval of an ethics review board and the prior notification to, or authorization of the study from, the regulatory authority in each country in which the trial will be conducted.

        Regulations of the U.S. FDA and other regulatory agencies in and outside the U.S. impose extensive manufacturing requirements as well as postmarket compliance and monitoring obligations on our business. The manufacture of our device, drug and dietary supplement products is subject to extensive and complex good manufacturing practice and quality system requirements, which govern the methods used in, and the facilities and controls used for, the design, manufacture, packaging, storage, handling and servicing of our products. We are also subject to requirements for product labeling and advertising, recordkeeping, reporting of adverse experiences and other information to identify potential problems with our marketed products, as well as recalls and field actions. We are also subject to periodic inspections for compliance with these requirements. We expect this regulatory environment will continue to require significant technical expertise and capital investment to ensure compliance.

        Medical device, drug, and dietary supplement manufacturers are also subject to taxes, as well as application, product, user, establishment, and other fees. For example, in 2010, the ACA imposed an excise tax on medical device manufacturers and importers. The excise tax was subsequently suspended from January 1, 2016 through December 31, 2017 as part of the Consolidated Appropriations Act of 2016. In January 2018, the excise tax was suspended for an additional two years.

Price Controls

        The prices of our medical devices and drugs that require prescriptions are subject to reimbursement programs and price control mechanisms that vary from country to country. Due to increasing political pressure and governmental budget constraints, we expect these programs and mechanisms to remain robust, and to potentially even be strengthened. As a result, such programs and mechanisms could have a negative influence on the prices we are able to charge for our medical device products, particularly those used in cataract and vitreoretinal surgeries.

Regulations Governing Reimbursement

        In the U.S., patient access to our drug and device products that require a prescription is determined in large part by the coverage and reimbursement policies of third-party health insurers, including government programs such as Medicare and Medicaid. Both government and commercial health insurers are increasingly focused on containing health care costs and have imposed, and are continuing to consider, additional measures to exert downward pressure on device and drug prices. Outside the U.S., global trends toward cost-containment measures likewise may influence prices for healthcare products in those countries. Adverse decisions relating to either coverage for our products or the amount of reimbursement for our products, could significantly reduce the acceptance of and demand for our products and the prices that our customers are willing to pay for them.

Health Care Fraud and Abuse; Anti-Bribery

        We are subject to health care fraud and abuse and anti-bribery laws and regulations in the U.S. and around the world, including state and federal anti-kickback, anti-self-referral, and false claims laws in the U.S. These laws are complex and subject to evolving interpretation by government agencies and courts. For example, in the U.S., relationships between manufacturers of products paid for by federal and state healthcare programs and healthcare professionals are regulated by a series of federal and state laws and regulations, such as the Federal Anti-Kickback Statute, that restrict the types of financial relationships with referral sources that are permissible. As discussed in greater detail in "Item 4. Information on the Company—4.B. Business Overview—Marketing and Sales", we engage in a series of marketing activities targeted at healthcare professionals, which include among others the sponsorship of training programs. If one or more of these activities were found to be in violation of the Federal Anti-Kickback Statute or comparable state laws, or if we otherwise generally fail to comply with any of the health care fraud and abuse and anti-bribery laws and regulations or any other law or governmental regulation, or there are changes to the interpretation of any of the foregoing, we could be subject to, among other things, civil and criminal penalties, damages, fines, exclusion from the Medicare and Medicaid programs and the curtailment or restructuring of our operations.

Data Privacy and Cybersecurity

        The regulation of data privacy and security, and the protection of the confidentiality of certain personal information (including patient health information and financial information), is increasing. For example, the EU General Data Protection Regulation that took effect in 2018 contains enhanced financial penalties for noncompliance. Similarly, the U.S. Department of Health and Human Services has issued rules governing the use, disclosure and security of protected health information, and the FDA has issued further guidance concerning cybersecurity for medical devices.

        In addition, certain countries have issued or are considering data localization laws, which limit companies' ability to transfer protected data across country borders. Failure to comply with data privacy and cybersecurity laws and regulations can result in enforcement actions, including civil or criminal penalties.

Trade Regulation

        The movement of products, services, and investment across borders subject us to extensive trade regulations. A variety of laws and regulations in the countries in which we transact business apply to the sale, shipment and provision of goods, services and technology across borders. These laws and regulations govern, among other things, our import, export and other business activities. We are also subject to the risk that these laws and regulations could change in a way that would expose us to additional costs, penalties or liabilities. Some governments also impose economic sanctions against certain countries, persons or entities.

        In addition to our need to comply with such regulations in connection with our direct activities, we also sell and provide goods, technology and services to agents, representatives and distributors who may export such items to customers and end-users. Failure by us or the third parties through which we do business to comply with applicable import, export control or economic sanctions laws and regulations may subject us to civil or criminal enforcement action, and varying degrees of liability.

4.C. ORGANIZATIONAL STRUCTURE

Organizational Structure

        We are currently a wholly owned subsidiary of Novartis. Following the spin-off, we will be a separate, standalone company independent of Novartis. Novartis will not retain any ownership interest in Alcon. See Item 4.B. "Information on the Company—Business Overview" for additional information.

Significant Subsidiaries

        Below is a list of subsidiaries that will have total assets exceeding 10% of our combined assets, or sales and operating revenues in excess of 10% of our combined sales, immediately following the spin-off:

Name	Country of Incorporation	% of Equity Interest
Alcon Pharmaceuticals Ltd.	Switzerland	100
Alcon Laboratories, Inc.	United States	100
Alcon Research, Ltd.	United States	100

4.D. PROPERTY, PLANTS AND EQUIPMENT

        Our corporate headquarters is currently located in Geneva, Switzerland. The principal office for our Swiss and international operations, which is also our registered office, is located in Fribourg, Switzerland and the principal office for our U.S. operations is located in Fort Worth, Texas.

        We believe that our current manufacturing and production facilities have adequate capacity for our medium-term needs. To ensure that we have sufficient manufacturing capacity to meet future production needs, we regularly review the capacity and utilization of our manufacturing facilities. The FDA and other regulatory agencies regulate the approval for use of manufacturing facilities for medical devices, and compliance with these regulations requires a substantial amount of validation time prior to start-up and approval. Accordingly, it is important to our business that we ensure we have sufficient manufacturing capacity to meet our future production needs.

Major Facilities

        The following table sets forth our most significant production and research and development facilities:

Location	Size of Site (in m2)	Major Activity
Fort Worth, Texas	315,200	Production, research and development for surgical and vision care businesses
Johns Creek, Georgia	84,100	Production, research and development for vision care business
Grosswallstadt, Germany	65,200	Production, research and development for vision care business
Johor, Malaysia	43,900	Production for vision care business
Irvine, California	40,800	Production, research and development for surgical business
Houston, Texas	37,400	Production for surgical business
Batam, Indonesia	35,000	Production for vision care business
Singapore	35,000	Production for vision care business
Huntington, West Virginia	27,500	Production for surgical business
Sinking Spring, Pennsylvania	21,800	Production for surgical business
Cork, Ireland	13,600	Production for surgical business
Puurs, Belgium	8,000	Production for surgical business
Schaffhausen, Switzerland	4,100	Production for surgical business

        An expansion of our Johns Creek, Georgia facility was approved in 2017 to add three production lines of DAILIES TOTAL1 contact lenses. This project is still in progress. We expect to pay a total amount of approximately $100 million on this project. Through September 30, 2018, the total amount paid on this project was approximately $63 million.

        In March 2018, the second phase of expansion of our Grosswallstadt, Germany and Singapore facilities relating to the production of contact lenses was approved. We expect to pay a total amount of approximately $450 million on the Grosswallstadt project and approximately $125 million on the Singapore project, in each case for both the first and second phases of expansion. Through September 30, 2018, the total amount paid on the Grosswallstadt project was approximately $101 million and the total amount paid on the Singapore project was approximately $57 million.

        Each of the projects discussed above were funded from the internal resources of the Novartis Group.

Environmental Matters

        We integrate core values of environmental protection into our business strategy to protect the environment, to add value to the business, manage risk and enhance our reputation.

        We are subject to laws and regulations concerning the environment, safety matters, regulation of chemicals and product safety in the countries where we manufacture and sell our products or otherwise operate our business. As a result, we have established internal policies and standards that aid our operations in systematically identifying relevant hazards, assessing and mitigating risks and communicating risk information. These internal policies and standards are in place to ensure our operations comply with relevant environmental, health and safety laws and regulations, and that periodic audits of our operations are conducted. The potential risks we identify are integrated into our business planning, including investments in reducing safety and health risks to our associates and reducing our impact on the environment. We have also dedicated resources to monitor legislative and regulatory developments and emerging issues to anticipate future requirements and undertake policy advocacy when strategically relevant.

ITEM 4A.    UNRESOLVED STAFF COMMENTS

        Not applicable.

ITEM 5.    OPERATING AND FINANCIAL REVIEW AND PROSPECTS

5.A. OPERATING RESULTS

        This operating and financial review should be read together with the section captioned "Selected Financial Data", "Item 4. Information on the Company—4.B. Business Overview" and the combined financial statements of the Novartis AG Alcon business and the related notes to those statements included elsewhere in this Form 20-F. Among other things, those financial statements include more detailed information regarding the basis of preparation for the following information. The combined financial statements of the Novartis AG Alcon business have been prepared in accordance with International Financial Reporting Standards (IFRS) as published by the International Accounting Standards Board and are presented in U.S. dollars. This discussion contains forward-looking statements that involve risks and uncertainties. As a result of many factors, such as those set forth under "Risk Factors" and elsewhere in this Form 20-F, Alcon actual results may differ materially from those anticipated in these forward-looking statements. Please see "Special Note About Forward-Looking Statements" in this Form 20-F. "Item 5. Operating and Financial Review and Prospects", together with the sections on products in development and key development projects of our businesses (see "Item 4. Information on the Company—4.B. Business Overview"), constitute the Operating and Financial Review ("Lagebericht"), as defined by the Swiss CO.

OVERVIEW

        Alcon researches, develops, manufactures, distributes and sells a full suite of eye care products within two segments: surgical and vision care. The surgical segment is focused on ophthalmic products for cataract surgery, vitreoretinal surgery, refractive laser surgery and glaucoma surgery, and includes implantables, consumables and surgical equipment required for these procedures. The vision care segment comprises daily disposable, reusable and color-enhancing contact lenses, and a comprehensive portfolio of ocular health products, including products for dry eye, contact lens care and ocular allergies, as well as ocular vitamins and redness relievers. For the historical periods presented, the Alcon business was operated as a division of Novartis.

        We are the largest eye care devices company in the world, based on 2017 net sales. We are dedicated to providing innovative products that enhance quality of life by helping people see better. Our strong foundation is based on our longstanding success as a trusted brand, our legacy of industry firsts and advancements, our leading positions in the markets in which we compete and our continued commitment to substantial investment in innovation. With over 70 years of history in the ophthalmic industry, we believe the Alcon brand name is synonymous with innovation, quality, service and leadership among eye care professionals worldwide. We employ over 20,000 employees from more than 90 nationalities, operating in over 74 countries and serving consumers and patients in over 140 countries.

        Since our acquisition by Novartis in 2011, we have operated as a division within Novartis. On June 29, 2018, Novartis announced its intention to seek shareholder approval for the spin-off of its Alcon Business, following the complete legal and structural separation of Alcon into a standalone company. This separation is subject to a number of conditions, including, among other things, receipt of certain tax rulings, final regulatory approvals, Novartis Board endorsement and Novartis shareholder approval. See "Item 4. Information on the Company—4.A. History and Development of the Company—The Spin-off—Conditions to the Spin-off".

        Before or substantially concurrently with the separation and the spin-off, Novartis will transfer to us substantially all of the assets and liabilities of its eye care devices business, consisting of our surgical and vision care businesses. The combined financial statements exclude, in all periods presented, the assets, liabilities and results of operations of the ophthalmic pharmaceutical business that, in connection with a Novartis Group business reorganization, was transferred from the Alcon Division to the Innovative Medicines Division of Novartis, effective as of January 1, 2016. However, the combined financial statements include, in all periods presented, the assets, liabilities and results of operations of the ophthalmic over-the-counter products and a small portfolio of surgical diagnostics medications, the management and reporting of which, in connection with a Novartis Group business reorganization, was transferred to Alcon from the Innovative Medicines Division of Novartis, effective as of January 1, 2018. Prior to the completion of the spin-off, we intend to enter into a Separation and Distribution Agreement and several other agreements with Novartis to effect the separation and provide a framework for our relationship with Novartis after the spin-off.

        In 2017, Alcon achieved net sales of $6.8 billion. United States accounted for $2.8 billion, or 41%, of total net sales, Japan accounted for $0.6 billion, or 8%, of total net sales, and the rest of the world accounted for $3.4 billion, or the remaining 51%, of total net sales.

Basis of Preparation

        The business of Alcon did not form a separate legal group of companies in all periods presented. As a result, the accompanying combined financial statements of the Novartis AG Alcon business were prepared on a standalone basis and are derived (carved-out) from the Novartis consolidated financial statements and accounting records. The combined financial statements include the assets and liabilities within Novartis subsidiaries in such historical periods that are attributable to the Alcon business and exclude the assets and liabilities within Alcon subsidiaries in such historical periods not attributable to its business. The combined financial statements include charges and allocation of expenses related to certain Novartis business support functions across the following service domains: human resources operations, real estate and facility services, including site security and executive protection, procurement, information technology, commercial and medical support services and financial reporting and accounting operations. In addition, allocations were made for Novartis corporate general and administration functions in the areas of corporate governance, including board of directors, corporate responsibility and other corporate functions, such as tax, corporate governance and listed company compliance, investor relations, internal audit, treasury and communications functions.

        The preparation of carve-out financial statements requires management to make certain estimates and assumptions, either at the balance sheet date or during the period that affects the reported amounts of assets and liabilities as well as expenses. Actual outcomes and results could differ from those estimates and assumptions. Management believes that the allocation methodology used was reasonable and all allocations have been performed on a basis that reasonably reflects the services received by Alcon, the cost incurred on behalf of Alcon and the assets and liabilities of Alcon. Although the combined financial statements reflect management's best estimate of all historical costs related to Alcon, this may however not necessarily reflect what the results of operations, financial position or cash flows of Alcon would have been had Alcon operated as an independent, publicly traded company for the periods presented, nor the future actual expenses and results of Alcon on a standalone basis following the completion of the separation and the spin-off.

        For further information on the basis of preparation of the combined financial statements see Note 2 to our combined financial statements included elsewhere in this Form 20-F.

Items You Should Consider When Evaluating Our Combined Financial Statements and Assessing Our Future Prospects

        Our results of operations, financial position and cash flows could differ from those that would have resulted if we operated autonomously or as an entity independent of Novartis in the periods for which combined financial statements are included in this Form 20-F, and such information may not be indicative of our future operating results or financial performance. As a result, you should consider the following facts when evaluating our historical results of operations and assessing our future prospects:

  •
  For certain of the periods covered by our combined financial statements, our business was operated within legal entities which hosted portions of other Novartis businesses. For example, historically, our assets and liabilities also included certain assets and liabilities related to the ophthalmic pharmaceutical business that will remain with Novartis and which are not included in these combined financial statements. In addition, in all the periods presented, our combined financial statements include the ophthalmic over-the-counter products and a small portfolio of surgical diagnostics medications, the management and reporting of which was transferred to Alcon from the Innovative Medicines Division of Novartis effective as of January 1, 2018.

  •
  Income taxes attributable to the Alcon business were determined using the separate return approach, under which current and deferred income taxes are calculated as if a separate tax return had been prepared in each tax jurisdiction. In various tax jurisdictions, Alcon and Novartis businesses operated within the same legal entity and certain Alcon subsidiaries were part of a Novartis tax group. This required an assumption that the subsidiaries and operations of Alcon in those tax jurisdictions operated on a standalone basis and constitute separate taxable entities. Actual outcomes and results could differ from these separate tax return estimates, including those estimates and assumptions related to realization of tax benefits within these Novartis tax groups.

  •
  Our combined financial statements also include an allocation and charges of expenses related to certain Novartis functions. However, the allocations and charges may not be indicative of the actual expense that would have been incurred had we operated as an independent, publicly traded company for the periods presented therein. For example, historically, our business has been charged with a significant portion of appropriate administrative costs, such as those related to services Alcon has received from NBS across the following service domains: human resources operations, real estate and facility services, including site security and executive protection, procurement, information technology, commercial and medical support services and financial reporting and accounting operations, and these have been reflected in our combined financial statements based on historical allocations and charges. Accordingly, these overhead costs were affected by the historical arrangements that existed between the historical reporting units of the Alcon business and Novartis and typically did not include a profit margin. Once we operate as a standalone company, we expect that a profit margin may be charged on certain services provided to us by Novartis during the transitional period, however, we do not expect this to be significant.

  •
  Our combined financial statements also include an allocation from Novartis of certain corporate related general and administrative expenses that we would incur as a publicly traded company that we have not previously incurred. These include costs associated with corporate governance, including board of directors, corporate responsibility and other corporate functions, such as tax, corporate governance and listed company compliance, investor relations, internal audit, treasury and communications functions. The allocation of these additional expenses, which are included in the combined financial statements, may not be indicative of the actual expense that would have been incurred had we operated as an independent, publicly traded company for the periods presented.

  •
  In connection with the separation, we expect to incur one-time costs of approximately $0.3 billion after the completion of the spin-off relating to the transfer of information technology systems from Novartis to us. We expect to incur these expenses during the next 2-3 years.

  •
  As part of Novartis, we historically benefited from discounted pricing with certain suppliers as a result of the buying power of Novartis. As a separate entity, we may not obtain the same level of supplier discounts historically received.

  •
  In connection with the completion of the spin-off, we expect to incur $3.5 billion in indebtedness and, as of the completion of the spin-off, we expect to have $            of outstanding non-current financial debt and $            of outstanding current financial debt. Such indebtedness and the related interest expenses associated with such debt, expected to be between $140 million and $160 million per year, are not reflected in our combined financial statements.

  •
  On August 28, 2018, we announced our immediate, voluntary market withdrawal of our CyPass micro-stent surgical glaucoma product from the global market. Our combined financial statements include the sales of CyPass micro-stent products from and after the launch of the product in 2016 until our withdrawal of the product from the market in August 2018. As a result, in the nine-month period ended September 30, 2018, we recognized a one-time pre-tax charge of $282 million (after tax $206 million). This consisted of $11 million for the costs associated with the market withdrawal and $337 million for the impairment of the CyPass intangible assets. These charges were partially offset by the $66 million gain for the reduction in the related contingent consideration liability.

  •
  The preparation of financial statements requires management to make certain estimates and assumptions, either at the balance sheet date or during the period that affects the reported amounts of assets and liabilities as well as expenses. In particular, due to the fact that the presented combined financial statements have been carved out from Novartis financial statements, actual outcomes and results could differ from those estimates and assumptions as indicated in the Critical accounting policies and estimates section of this document. See Note 3 of our combined financial statements included elsewhere in this Form 20-F and in the "Critical accounting policies and estimates" section within this Item 5.A.

Segment description

        The Alcon business is divided operationally on a worldwide basis into two identified reporting segments: surgical and vision care. Both segments are supported by Research and Development and Manufacturing and Technical Operations, whose results are incorporated into the respective segment contribution. In addition, certain income and expenses are not allocated to segments, including amortization, impairments, cost of Alcon corporate management, and other income and expenses.

Surgical

        In surgical, Alcon offers implantable products, consumables and equipment for use in surgical procedures to address cataracts, vitreoretinal conditions, refractive errors and glaucoma. This includes equipment, instrumentation and diagnostics, IOLs and other implantables, and a broad line of consumables, including viscoelastics, surgical solutions, incisional instruments, surgical custom packs, and other products. In 2017, the surgical segment accounted for $3.7 billion, or 55%, of Alcon net sales, and contributed $691 million or 53% of Alcon operating income (excluding unallocated income and expenses).

Vision Care

        In vision care, Alcon markets an extensive portfolio of contacts lens and ocular health products, which are aimed at helping consumers see better. Alcon product lines include daily disposable, reusable and color-enhancing contact lenses, and a comprehensive portfolio of ocular health products, including over-the-counter products for dry eye, contact lens care and ocular allergies, as well as ocular vitamins and redness relievers. In 2017, the vision care segment accounted for $3.1 billion, or 45%, of Alcon net sales, and contributed $625 million or 47% of Alcon operating income (excluding unallocated income and expenses).

OPPORTUNITY AND RISK SUMMARY

        The surgical and vision care markets in which Alcon operates are large, dynamic and growing. As the world population grows and ages, the need for quality eye care is expanding and evolving. In addition, although it is estimated that 80% of all visual impairments are currently preventable, treatable or curable, we operate in markets that have substantial unmet medical and consumer needs. Our surgical and vision care products are targeted at addressing many of these unmet medical and consumer needs through products that are used in treating multiple ocular health conditions and offer leading eye care solutions for patients throughout their lives.

        The surgical market in which we operate includes sales of implantables, consumables, and surgical equipment, including associated technical, clinical and service support and training, and is projected to grow at approximately 4% per year over the next five years. Growth drivers in the surgical market include: global growth of cataract and vitreoretinal procedures, driven by an aging population; increased access to care; higher uptake of premium patient-pay technologies; increased adoption of advanced technologies; and eye disease as a comorbidity linked to the global prevalence of diabetes.

        The vision care market in which we operate is comprised of products designed for ocular care and consumer use, and is also projected to grow at approximately 4% per year over the next five years. Growth drivers in the vision care market include: continued modality shift to daily disposable lenses from reusable lenses and the resulting sales premium; advancements in specialty lenses combined with increasing demand for toric, multifocal and cosmetic lenses; a significant population of approximately 194 million undiagnosed dry eye patients, with an additional 42 million self-diagnosed dry eye patients using unsuitable products for treatment; growing access and consumption of vision care products in emerging markets; and increasing consumer access through the expansion of distribution models.

        In each of our markets, we rely on our strong relationships with eye care professionals and consumers to attract and retain customers and expand the market. We have also made one of the largest commitments to research and development in the eye care devices market, which we expect to continue through internal innovation investments and identifying and executing on attractive acquisition, licensing and collaboration opportunities.

        In 2016, we outlined and executed on a turnaround plan to return Alcon to sustainable, profitable growth and address existing challenges. Prior to such time, the Alcon business had experienced stagnating growth driven by challenges in maximizing investments in its pipeline, the need for additional investment in promotional activities for existing Alcon products, an aging information technology infrastructure and difficulties in optimizing customer service, training, field service and inventory levels. The goal of the turnaround plan was to first fix the Alcon foundation, then to execute the growth plan and, in future periods, accelerate innovation, expand markets and adjacencies and develop new business models. Our growth acceleration plan consists of three phases:

  •
  Fix the foundation (2016-2017): The initial phase of our growth plan in 2016 and 2017 focused on fixing the foundation of the Alcon business by investing in promotion, capital and systems, reinvigorating the innovation pipeline, strengthening our customer relationships and developing a nimble medical device culture. Improving the culture at Alcon has also been a top priority, and the organization has responded with significant morale improvement. Strong results have followed, including sales returning to growth over the last several quarters.

  •
  Execute the growth plan (2018-2020): We began the second phase of our growth plan in 2018, with a focus on superior execution, further investing in high-potential products and market segments and accelerating our product development cycle. In our surgical business, we intend to expand and grow the premium IOL market with our AT-IOL offerings and our PanOptix brand of presbyopia correcting IOLs (PC-IOLs). We also plan to expand our vitreoretinal business, in part through enhancing technology penetration in key markets and by accelerating conversion from optical to digital surgery. In our vision care business, we intend to grow our DAILIES

    TOTAL1 family of products and expand the presbyopia category through increased consumer awareness, lens comfort and quality. We also plan to continue the global roll-out of our Systane COMPLETE product and grow consumer demand with investments in direct-to-consumer marketing.

  •
  Deliver leading-edge solutions (2021 and beyond): Following the completion of the second phase of our growth plan, the third phase will focus on accelerating innovation, capturing opportunities to expand markets and pursue adjacencies and developing new business models to improve access to our leading product portfolio.

        As a result of the growth acceleration plan and Alcon continuing business initiatives, Alcon anticipates achieving sales growth for the 2018 to 2023 period at a compound annual growth rate in the mid-single digits and achieving a core operating income margin in the low-to-mid 20% range by 2023, driven by a favorable product mix, manufacturing, process and cost efficiencies and the leveraging of Alcon existing infrastructure. Alcon also anticipates making over $3 billion of capital enhancements from 2018 to 2023, with its capital expenditures as a percentage of total sales expected to be in the mid-single digits by the end of that period, and spending $2.5 billion on research and development over the next five years. Additionally, Alcon expects that it will be able to achieve a core tax rate in the high teens by 2023 and that its free cash flow will increase 2.5 to 3.0 fold over the next five years. For additional information regarding core operating income margin and core tax rate, which are non-IFRS measures, see the explanation of non-IFRS measures and reconciliation tables starting on page 158.

        Alcon future expectations are subject to various risks and uncertainties, including market dynamics in the surgical and vision care markets, general economic conditions and the pace of innovation in our industry, as well as successfully achieving our growth strategies and efficiency initiatives. These expectations were, in the view of management, prepared on a reasonable basis, reflect the best currently available estimates and judgments, and present, to the best of management's knowledge and belief, the expected future financial performance of Alcon. However, this information is not fact and should not be relied upon as necessarily indicative of future results, and you are cautioned not to place undue reliance on the prospective financial information. There will likely be differences between Alcon expectations and the actual results and those differences could be material. We can give no assurance that Alcon expectations will be achieved and we do not undertake any obligation to release publicly the results of any future revisions we may make to the expectations. When considering Alcon expectations, you should keep in mind the risk factors and other cautionary statements in "Risk Factors" and "Special Note About Forward-Looking Statements" in this Form 20-F.

        The prospective financial information has been prepared by, and is the responsibility of, Alcon management. PricewaterhouseCoopers SA has neither audited, reviewed, examined, compiled nor applied agreed-upon procedures with respect to the prospective financial information included in this Form 20-F and, accordingly, PricewaterhouseCoopers SA does not express an opinion or any other form of assurance with respect thereto. The report of PricewaterhouseCoopers SA included in this Form 20-F relates to the historical combined financial statements included elsewhere in this Form 20-F. It does not extend to the prospective financial information and should not be read to do so.

        Our financial results are affected to varying degrees by internal and external factors. For example, our ability to grow depends on the commercial success of our products and our ability to maintain our position in the highly competitive markets in which we operate. Even if we protect our intellectual property to the fullest extent permitted by applicable law, competitors may market products that compete with our products. Our ability to grow also depends on the success of our research and development efforts in bringing new products to market, as well as the commercial acceptance of our products. Increased pricing pressure in the healthcare industry in general could also impact our ability to generate returns and invest for the future. Additionally, our products are subject to competition from lower priced versions of our products and our industry continues to be challenged by the vulnerability of distribution channels to counterfeiting. Product recalls or voluntary market withdrawals in connection with defects or unanticipated use of our products could also have a material adverse effect upon our business. For example, in August 2018, we announced our immediate, voluntary market withdrawal of our CyPass micro-stent from the global market. This withdrawal may have a material adverse effect on our business, financial condition, results of operations and reputation and we may become the subject of claims or other actions in connection with the withdrawal. At this time, we cannot predict the full impact such withdrawal will have on our financial results. Additionally, the separation and spin-off from Novartis and the liabilities we are assuming in the spin-off could also have an adverse effect on our business or cause management distraction or business disruption as we begin to operate as a standalone company.

        Further, our ability to grow may be impacted by the ongoing consolidation among distributors, retailers and healthcare provider organizations, which could increase both the purchasing leverage of key customers and the concentration of credit risk. We also may be adversely affected by changes in inventory levels or fluctuations in buying patterns by our large distributor and retail customers. If we overestimate demand and produce too much of a particular product, we face a risk of inventory obsolescence. In addition, for certain materials, components and services, we rely on sole or limited sources of supply. Our customer relations could be negatively impacted by the loss of our significant suppliers or the inability of any such supplier to meet certain specifications or delivery schedules. Further, we have developed strong relationships with numerous healthcare providers, and rely on them to recommend our products to their patients and to other members of their organizations. Consumers in the eye health industry have a tendency not to switch products regularly and are repeat consumers, meaning that a physician's initial recommendation of our products, and a consumer's initial choice to use our products, have an impact on the success of our products. Therefore, it is important to our business and results of operations to retain and grow these relationships.

        Given our global presence, our operations and business results are also influenced and affected by the global economic and financial environment, including unpredictable political conditions that currently exist in various parts of the world. Additionally, a portion of our operations are conducted in emerging markets and are subject to risks and potential costs such as economic, political and social uncertainty, as well as relatively low average income levels and limited government reimbursement for the cost of healthcare products and services. Our operations and business results are also affected by the varying degrees of governmental regulation in the countries in which we operate, making the process of developing new products and obtaining necessary regulatory marketing authorization lengthy, expensive and uncertain. The manufacture of our products is also highly regulated. Any changes or new requirements related to the regulatory approval process or postmarket requirements applicable to our products in any jurisdiction could be costly and onerous to comply with.

        For more details on these trends and how they could impact our results, see "Item 3. Key Information—3.D. Risk Factors".

COMPONENTS OF RESULTS OF OPERATIONS

Net sales

        Revenue is recognized on the sale of Alcon products and services and recorded as "Net sales" in the combined income statement when there is persuasive evidence that a sales arrangement exists, title and risks and rewards for the products are transferred to the customer, the price is determinable and collectability is reasonably assured. If contracts contain customer acceptance provisions, sales would be recognized upon the satisfaction of acceptance criteria.

        Surgical equipment may be sold together with other products and services under a single contract. The total consideration is allocated to the separate elements based on their relative fair values. Revenue is recognized once the recognition criteria have been met for each element of the contract.

        Provisions for rebates and discounts granted to government agencies, wholesalers, retail pharmacies, managed healthcare organizations and other customers are recorded as a deduction from revenue at the time the related revenues are recorded or when the incentives are offered. They are calculated on the basis of historical experience and the specific terms in the individual agreements.

        Cash discounts are offered to customers to encourage prompt payment and are recorded as revenue deductions. Provisions for revenue deductions are adjusted to actual amounts as rebates, discounts and returns are processed. The provision represents estimates of the related obligations, requiring the use of judgment when estimating the effect of these sales deductions.

        Alcon updated its revenue accounting policies, effective January 1, 2018, upon the adoption of IFRS 15 Revenue From Contracts with Customers. See "Item 5. Operating and Financial Review and Prospects—5.A. Operating Results—New Accounting Standards".

Other revenues

        "Other revenue" mainly includes third party royalty income.

Inventories

        Inventory is valued at acquisition or production cost determined on a first-in first-out basis. This value is used for the "Cost of goods sold" in the combined income statement. Unsalable inventory is fully written off in the combined income statement under "Cost of goods sold".

Research & Development

        Internal research and development (R&D) costs are fully charged to "Research & development" in the combined income statement in the period in which they are incurred. Alcon considers that regulatory and other uncertainties inherent in the development of new products preclude the capitalization of internal development expenses as an intangible asset until marketing approval from a regulatory authority is obtained in relevant major markets, such as the United States, the European Union, Switzerland or Japan.

Growth rate calculation

        For ease of understanding, Alcon uses a sign convention for its growth rates such that a reduction in operating expenses or losses compared to the prior period is shown as a positive growth.

RESULTS OF OPERATIONS

        In evaluating Alcon performance, we consider not only the IFRS results, but also certain non-IFRS measures, including various "core" results and constant currency ("cc") results. These measures assist us in evaluating our ongoing performance from period to period and we believe this additional information is useful to investors in understanding the performance of our business. A reconciliation between the non-IFRS measures presented below and the most directly comparable IFRS measures is shown starting on page 162. Alcon core results, constant currencies and other non-IFRS measures are explained in more detail starting on page 158 and are not intended to be substitutes for the equivalent measures of financial performance prepared in accordance with IFRS. These measures may differ from similarly titled non-IFRS measures of other companies.

Nine months ended September 30, 2018 compared to nine months ended September 30, 2017

Key figures

	Nine Months Ended September 30, 2018	Nine Months Ended September 30, 2017	Change in $	Change in constant currencies(1)
	$ m	$ m	%	%
Net sales to third parties	5,360	5,025	7	6
Sales to Novartis Group	2	3	(33)	(33)

Net Sales	5,362	5,028	7	6
Other revenues		3	nm	nm
Cost of goods sold	(3,049)	(2,647)	(15)	(14)

Gross profit	2,313	2,384	(3)	(4)
Selling, general & administration	(2,067)	(1,938)	(7)	(5)
Research & development	(421)	(439)	4	5
Other income	73	38	92	95
Other expense	(71)	(65)	(9)	6

Operating loss	(173)	(20)	nm	nm
Operating income margin (%)	(3.2)	(0.4)
Interest expense	(19)	(22)	14	7
Other financial income and expense	(21)	(17)	(24)	(26)

Loss before taxes	(213)	(59)	nm	nm
Taxes	59	(14)	nm	nm

Net loss	(154)	(73)	nm	nm

nm = not meaningful

(1)
For additional information regarding constant currencies, which is a non-IFRS measure, see the explanation of non-IFRS measures starting on page 158.

        Net sales were $5.4 billion (+7%, +6% cc) in the first nine months of 2018. Surgical sales grew 9% in reported terms and 8% in cc, driven by double-digit growth of AT-IOLs, as well as continued growth in consumables and equipment. Vision care sales grew 4% in reported terms and 3% in cc, driven by double-digit growth of DAILIES TOTAL1 and Systane.

        Operating loss was $173 million in the first nine months of 2018, compared to $20 million in the prior year period, as higher sales and improved gross margin were more than offset by the net charges from the voluntary withdrawal of CyPass ($0.3 billion) and higher growth investments. Currency had a positive impact of 0.3 percentage points contributing to a net decrease of Alcon operating income margin of 2.8 percentage points in reported terms and 3.1 percentage points in cc.

        Net loss was $154 million in the first nine months of 2018, compared to $73 million in the prior year period, mainly driven by lower operating income.

Net sales by segment

        The following table provides an overview of net sales to third parties by segment:

	Nine Months Ended September 30, 2018	Nine Months Ended September 30, 2017	Change in $	Change in constant currencies(1)
	$ m	$ m	%	%
Surgical(2)
Implantables	846	760	11	11
Consumables	1,648	1,547	7	5
Equipment/other	478	427	12	13

Total surgical	2,972	2,734	9	8

Vision Care(2)
Contact lenses	1,478	1,392	6	4
Ocular health	910	899	1	1

Total vision care	2,388	2,291	4	3

Total net sales to third parties	5,360	5,025	7	6

(1)
For additional information regarding constant currencies, which is a non-IFRS measure, see the explanation of non-IFRS measures starting on page 158.

(2)
For additional information regarding segment contribution please refer to Note 8 of our unaudited condensed combined interim financial statements included elsewhere in this Form 20-F.

Surgical

        Surgical sales were $3.0 billion in the first nine months of 2018 (+9%, +8% cc), as implantables grew 11% in reported terms and cc, driven by continued double-digit improvement in AT-IOLs, which continued to benefit from momentum of new products, including the AcrySofIQ PanOptix trifocal IOL and AcrySofIQ ReSTOR +2.5D Toric IOL. Consumables grew 7% in reported terms and 5% in cc, benefitting from a strong cataract installed equipment base. Equipment/other grew 12% in reported terms and 13% in cc, mainly driven by growth in cataract equipment service revenues, benefiting from a strong cataract installed equipment base and sales of vitreoretinal equipment, primarily benefiting from post launch momentum of the NGENUITY 3D visualization system and the sale of the Constellation vision system in our emerging markets.

Vision Care

        Vision care sales were $2.4 billion in the first nine months of 2018 (+4%, +3% cc). Contact lenses grew 6% in reported terms and 4% in cc, driven by continued double-digit growth of DAILIES TOTAL1, including multifocal lenses to treat presbyopia. Ocular health grew +1% in reported terms and cc, as growth of Systane, particularly in North America following the second quarter of 2018 launch of Systane COMPLETE, was partially offset by declines mainly in contact lens care as the market continues to shift to daily disposable lenses.

Operating income

        The following table provides an overview of operating income and segment contributions(2):

	Nine Months Ended September 30, 2018	% of net sales	Nine Months Ended September 30, 2017	% of net sales	Change in $	Change in constant currencies(1)
	$ m		$ m		%	%
Surgical segment contribution	644	21.7	512	18.7	26	23
Vision care segment contribution	491	20.6	481	21.0	2	0
Not allocated to segments	(1,308)		(1,013)		(29)	(28)

Total operating loss	(173)	(3.2)	(20)	(0.4)	nm	nm

  nm = not meaningful

(1)
For additional information regarding constant currencies, which is a non-IFRS measure, see the explanation of non-IFRS measures starting on page 158.

(2)
For additional information regarding segment contribution please refer to Note 8 of our unaudited condensed combined interim financial statements included elsewhere in this Form 20-F.

        Surgical segment contribution was $644 million in the first nine months of 2018 (+26%, +23% cc), compared to $512 million in the prior year period, driven by higher sales and improved gross margin, partly offset by higher growth investments in research and development and salesforce, driven by the Alcon growth plan. Vision care segment contribution was $491 million in the first nine months of 2018 (+2%, 0% cc), compared to $481 million in the prior year period, as growth in sales and improved gross margin were nearly fully offset by growth investments, driven by the Alcon growth plan, including direct-to-consumer spending behind key contact lens and dry eye brands.

        The amount of operating income not allocated to segments, which includes $1.1 billion of amortization and impairment expense, amounted to an expense of $1.3 billion in the first nine months of 2018, compared to $1.0 billion in the prior year period, mainly due to higher impairment charges relating to the voluntary withdrawal of CyPass from the global market.

Core operating income key figures(1)

	Nine Months Ended September 30, 2018	Nine Months Ended September 30, 2017	Change in $	Change in constant currencies
	$ m	$ m	%	%
Core gross profit	3,415	3,139	9	7
Core selling, general & administration	(2,067)	(1,938)	(7)	(5)
Core research & development	(385)	(373)	(3)	(2)
Core other income	27	24	13	13
Core other expense	(37)	(36)	(3)	(3)

Core operating income	953	816	17	15

Core operating income margin (%)	17.8	16.2

(1)
For additional information regarding the core results and constant currencies presented in the following table, which are non-IFRS measures, including a reconciliation for such core results to the most directly comparable measures presented in accordance with IFRS, see the explanation of non-IFRS measures and reconciliation tables starting on page 158.

        The adjustments made to operating income in the first nine months of 2018 to arrive at core operating income amounted to $1.1 billion, compared to $0.8 billion in the prior year period, primarily due to net charges from the voluntary withdrawal of CyPass from the global market. Core operating income was $953 million (+17%, +15% cc), mainly driven by higher sales and improved gross margin, partly offset by growth investments in marketing and sales and research and development, driven by the Alcon growth plan. Currency had a positive impact of 0.1 percentage points, contributing to an increase of Alcon core operating income margin of 1.6 percentage points in reported terms and 1.5 percentage points in cc.

        The following table provides an overview of core operating income(1) and core segment contributions(2):

	Nine Months Ended September 30, 2018	% of net sales	Nine Months Ended September 30, 2017	% of net sales	Change in $	Change in constant currencies
	$ m		$ m		%	%
Core surgical segment contribution	648	21.8	513	18.8	26	24
Core vision care segment contribution	491	20.6	481	21.0	2	0
Core not allocated to segments	(186)		(178)		(4)	(3)

Total core operating income	953	17.8	816	16.2	17	15

(1)
For additional information regarding the core results and constant currencies presented in this table, which are non-IFRS measures, including a reconciliation for such core results to the most directly comparable measures presented in accordance with IFRS, see the explanation of non-IFRS measures and reconciliation tables starting on page 158.

(2)
For additional information regarding segment contribution please refer to Note 8 of our unaudited condensed combined interim financial statements included elsewhere in this Form 20-F.

        The adjustments made to surgical segment contribution in the first nine months of 2018 to arrive at core surgical segment contribution amounted to $4 million, compared to $1 million in the prior year period. Core surgical segment contribution was $648 million (+26%, +24% cc), increasing mainly due to higher sales and improved gross margin. Currency had a positive impact of 0.2 percentage points contributing to an increase of core surgical segment contribution margin of 3.0 percentage points in reported terms and 2.8 percentage points in cc. No adjustments were made to arrive at core vision care segment contribution. Core vision care segment contribution was $491 million in the first nine months of 2018 (+2%, 0% cc), as growth in sales and improved gross margin were nearly fully offset by growth investments, driven by the Alcon growth plan. Currency had no impact on the decrease of core vision care segment contribution margin of 0.4 percentage points in reported terms.

        Amounts of core operating income not allocated to segments amounted to a net core expense of $186 million in the first nine months of 2018, which was broadly in line with the prior year period.

Non-operating income and expense

        The following table provides an overview of non-operating income and expense:

	Nine Months Ended September 30, 2018	Nine Months Ended September 30, 2017	Change in $	Change in constant currencies(1)
	$ m	$ m	%	%
Operating loss	(173)	(20)	nm	nm
Interest expense	(19)	(22)	14	7
Other financial income and expense	(21)	(17)	(24)	(26)

Loss before taxes	(213)	(59)	nm	nm
Taxes	59	(14)	nm	nm

Net loss	(154)	(73)	nm	nm

  nm = not meaningful

(1)
For additional information regarding constant currencies, which is a non-IFRS measure, see the explanation of non-IFRS measures starting on page 158.

Interest expense and other financial income and expense

        Interest expense was $19 million in the first nine months of 2018, compared with $22 million in the prior year period, driven mainly by third party and non-financing interest charges.

        Other financial income and expense amounted to an expense of $21 million in the first nine months of 2018, compared to $17 million in prior year period, driven mainly by hedging costs.

Taxes

        Tax income was $59 million in the first nine months of 2018, compared with a tax expense of $14 million in the prior year period. The tax rate for the first nine months was 27.7% compared to –23.7% in the prior year period. Excluding the tax impact of the net charge from the voluntary withdrawal of CyPass, the tax rate for the first nine months was 36.9%. This increase is primarily due to the impact of tax benefits that expired at the end of 2017, partially offset by the effects of the reduced U.S. tax rate from U.S. tax reform and changes in profit mix to jurisdictions with lower tax rates.

Net income

        Net loss was $154 million in the first nine months of 2018, compared to $73 million in the prior year period, mainly driven by lower operating income.

Core non-operating income and expense(1)

        The following table provides an overview of core non-operating income and expense:

	Nine Months Ended September 30, 2018	Nine Months Ended September 30, 2017	Change in $	Change in constant currencies
	$ m	$ m	%	%
Core operating income	953	816	17	15
Core interest expense	(19)	(22)	14	7
Core other financial income and expense	(21)	(17)	(24)	(26)

Core income before taxes	913	777	18	16
Core taxes	(130)	(98)	(33)	(31)

Core net income	783	679	15	14

(1)
For additional information regarding the core results and constant currencies presented in this table, which are non-IFRS measures, including a reconciliation for such core results to the most directly comparable measures presented in accordance with IFRS, see the explanation of non-IFRS measures and reconciliation tables starting on page 158.

Core interest expense and other financial income and expense

        Core interest expense was $19 million in the first nine months of 2018, compared with $22 million in the prior year period, driven mainly by third party and non-financing interest charges.

        Core other financial income and expense amounted to an expense of $21 million in the first nine months of 2018, compared to $17 million in the prior year period, driven mainly by hedging costs.

Core taxes

        Core tax expense was $130 million in the first nine months 2018, compared with $98 million in the prior year period. The core tax rate (core taxes as a percentage of core income before taxes) increased to 14.2% in the first nine months 2018 from 12.6% in the prior year period. This increase is primarily due to the impact of tax benefits that expired at the end of 2017, partially offset by the effects of the reduced U.S. tax rate from U.S. tax reform and changes in the core profit mix to jurisdictions with lower tax rates.

Core net income

        Core net income was $783 million in the first nine months of 2018, compared to $679 million in the prior year period, driven by higher core operating income.

2017 compared to 2016

Key figures

	Year ended Dec 31, 2017	Year ended Dec 31, 2016	Change in $	Change in constant currencies(1)
	$ m	$ m	%	%
Net sales to third parties	6,785	6,589	3	3
Sales to Novartis Group	4	3	33	33

Net sales	6,789	6,592	3	3
Other revenues	3	4	(25)	(25)
Cost of goods sold	(3,588)	(3,485)	(3)	(3)

Gross profit	3,204	3,111	3	4
Selling, general & administration	(2,596)	(2,526)	(3)	(3)
Research & development	(584)	(499)	(17)	(17)
Other income	47	50	(6)	(6)
Other expense	(148)	(126)	(17)	(20)

Operating (loss)/income	(77)	10	nm	nm
Operating income margin (%)	(1.1)	0.2
Interest expense	(27)	(31)	13	12
Other financial income and expense	(23)	(92)	75	24

Loss before taxes	(127)	(113)	(12)	(26)
Taxes	383	(57)	nm	nm

Net income/(loss)	256	(170)	nm	nm

  nm = not meaningful

(1)
For additional information regarding constant currencies, which is a non-IFRS measure, see the explanation of non-IFRS measures starting on page 158.

        Alcon sales returned to growth in 2017 as the business continued to implement its growth plan, with a focus on strengthening customer relationships, improving operations, and accelerating innovation and sales. In the U.S., Alcon launched the AcrySof IQ ReSTOR +2.5D Toric IOL, which aims to improve distance vision in cataract patients with astigmatism. Alcon also received European approval for the Clareon IOL with the AutonoMe delivery system. AutonoMe is the first automated, disposable, pre-loaded IOL delivery system for cataract surgery.

        Net sales for Alcon were $6.8 billion in 2017, up 3% in reported terms and cc, each as compared to net sales in 2016. Both segments grew, with surgical sales growing 4% in reported terms and cc to $3.7 billion, mainly driven by consumables, which continue to benefit from a strong equipment installed base. Vision care grew 2% in reported terms and cc to $3.1 billion with continued double-digit growth of DAILIES TOTAL1, the world's first and only water gradient lens. For further discussion, see "Net sales by segment" below.

        The currency exchange impact on 2017 net sales growth was negligible.

        Operating loss in 2017 was $77 million, compared to an operating income of $10 million in 2016, as higher sales were more than offset by increased investments in consumer advertising, salesforce, research and development pipeline rejuvenation as part of the Alcon growth plan and higher impairments charges.

        Net income was $256 million in 2017, compared to a net loss of $170 million in 2016, mainly driven by a $413 million benefit from the enacted U.S. tax reform legislation (Tax Cuts and Jobs Act).

Net sales by segment

        The following table provides an overview of net sales to third parties by segment:

	Year ended Dec 31, 2017	Year ended Dec 31, 2016	Change in $	Change in constant currencies(1)
	$ m	$ m	%	%
Surgical
Implantables	1,045	1,036	1	3
Consumables	2,104	2,020	4	5
Equipment/other	584	550	6	5

Total surgical	3,733	3,606	4	4

Vision Care
Contact lenses	1,836	1,772	4	4
Ocular health	1,216	1,211	0	(1)

Total vision care	3,052	2,983	2	2

Total net sales to third parties	6,785	6,589	3	3

(1)
For additional information regarding constant currencies, which is a non-IFRS measure, see the explanation of non-IFRS measures starting on page 158.

Surgical

        Surgical sales grew 4% in reported terms and cc in 2017 to $3.7 billion, mainly driven by the consumables portfolio (+4%, +5% cc), particularly for cataract and vitreoretinal surgery. Implantables grew (+1%, +3% cc) as strong performance of new products, including the UltraSert pre-loaded IOL delivery system, the AcrySof IQ PanOptix trifocal IOL and AcrySof IQ ReSTOR +2.5D Toric IOL, was partly offset by declines in monofocal IOLs which continued to face competitive pressures. Sales of equipment grew (+6%, +5% cc), mainly driven by sales of vitreoretinal equipment, including the Constellation vision system and NGENUITY 3D visualization system.

Vision Care

        Vision care sales grew 2% in reported terms and cc in 2017 to $3.1 billion, driven by contact lens sales (+4% in reported terms and cc). Contact lens sales growth was driven by continued double-digit growth of DAILIES TOTAL1, the world's first and only water gradient lens, and was partly offset by declines in reusable lenses as the market continues to shift to daily disposable lenses. Ocular health sales remained broadly in line with the prior year, as dry eye sales growth was offset by a decline in contact lens care products sales impacted by the continued market shift to daily disposable lenses.

Operating income

        The following table provides an overview of operating income and segment contributions(2):

	Year ended Dec 31, 2017	% of net sales	Year ended Dec 31, 2016	% of net sales	Change in $	Change in constant currencies(1)
	$ m		$ m		%	%
Surgical segment contribution	691	18.5	709	19.7	(3)	0
Vision care segment contribution	625	20.5	600	20.1	4	7
Not allocated to segments	(1,393)		(1,299)		(7)	(7)

Total operating (loss)/income	(77)	(1.1)	10	0.2	nm	nm

  nm = not meaningful

(1)
For additional information regarding constant currencies, which is a non-IFRS measure, see the explanation of non-IFRS measures starting on page 158.

(2)
For additional information regarding segment contribution, please refer to Note 5 of our combined financial statements included elsewhere in this Form 20-F.

        Operating loss in 2017 was $77 million, compared to an operating income of $10 million in 2016, as higher sales were more than offset by growth investments, higher impairments charges and higher legal costs. Currency had a negative impact of 0.5 percentage points contributing to a decrease of Alcon operating income margin of 1.3 percentage points in reported terms and 0.8 percentage points in cc.

        Surgical segment contribution was $691 million in 2017 (–3%, 0% cc), as higher sales were offset by higher investments in marketing and sales and research and development, driven by the Alcon growth plan. Vision care segment contribution was $625 million in 2017 (+4%, +7% cc), mainly driven by higher sales. The amount of operating income not allocated to segments, which includes amortization and impairment charges on intangible assets, costs of Alcon corporate management and other income and expenses, amounted to a net expense of $1.4 billion, compared to $1.3 billion in the prior year. These amounts include $1.0 billion of amortization of intangible assets in both 2016 and 2017. The increase in expense was mainly due to higher impairment charges on intangibles assets related to the discontinuation of a product development program, and higher corporate general and administrative costs, particularly in increased operational investments in information technology.

Core operating income key figures(1)

	Year ended Dec 31, 2017	Year ended Dec 31, 2016	Change in $	Change in constant currencies
	$ m	$ m	%	%
Core gross profit	4,211	4,123	2	3
Core selling, general & administration	(2,596)	(2,526)	(3)	(3)
Core research & development	(506)	(469)	(8)	(8)
Core other income	30	40	(25)	(23)
Core other expense	(53)	(40)	(33)	(38)

Core operating income	1,086	1,128	(4)	(1)

Core operating income margin (%)	16.0	17.1

(1)
For additional information regarding the core results and constant currencies presented in this table, which are non-IFRS measures, including a reconciliation of such core results to the most directly comparable measures presented in accordance with IFRS, see the explanation of non-IFRS measures and reconciliation tables starting on page 158.

        The adjustments made to operating income in 2017 to arrive at core operating income amounted to $1.2 billion consisting primarily of amortization and impairment of intangible assets, and were broadly in line with the prior year.

        Excluding these items, core operating income was $1.1 billion in 2017 (–4%, –1% cc). Currency had a negative impact of 0.4 percentage points contributing to a net decrease of core operating income margin of 1.1 percentage points in reported terms and 0.7 percentage points in cc. The decrease of core operating income margin was also due to higher marketing and sales expenses and investments in the product pipeline as part of the Alcon growth plan.

        The following table provides an overview of core operating income(1) and core segment contributions(2):

	Year ended Dec 31, 2017	% of net sales	Year ended Dec 31, 2016	% of net sales	Change in $	Change in constant currencies
	$ m		$ m		%	%
Core surgical segment contribution	701	18.8	710	19.7	(1)	3
Core vision care segment contribution	625	20.5	601	20.1	4	5
Core not allocated to segments	(240)		(183)		(31)	(35)

Total core operating income	1,086	16.0	1,128	17.1	(4)	(1)

(1)
For additional information regarding the core results and constant currencies presented in this table, which are non-IFRS measures, including a reconciliation of such core results to the most directly comparable measures presented in accordance with IFRS, see the explanation of non-IFRS measures and reconciliation tables starting on page 158.

(2)
For additional information regarding segment contribution, please refer to Note 5 of our combined financial statements included elsewhere in this Form 20-F.

        Core surgical segment contribution, which excludes impairment of financial assets, was $701 million in 2017 (–1%, +3% cc). Currency had a negative impact of 0.6 percentage points contributing to a net decrease of core surgical segment contribution margin of 0.9 percentage points in reported terms and 0.3 percentage points in cc. The decrease of core surgical segment contribution margin was a result of higher investments in marketing and sales and research and development, driven by the Alcon growth plan. Core vision care segment contribution was $625 million in 2017 (+4%, +5% cc). Currency had a negative impact of 0.3 percentage points contributing to a net increase of core vision care segment contribution margin of 0.4 percentage points in reported terms and 0.7 percentage points in cc. The net increase of core vision care segment contribution margin was a result of higher sales. Amounts of core operating income not allocated to segments amounted to a net core expense of $240 million in 2017, compared to a net core expense of $183 million in the prior year as a result of higher corporate general and administrative costs, particularly in increased operational investments in information technology.

Non-operating income and expense

        The following table provides an overview of non-operating income and expense:

	Year ended Dec 31, 2017	Year ended Dec 31, 2016	Change in $	Change in constant currencies(1)
	$ m	$ m	%	%
Operating (loss)/income	(77)	10	nm	nm
Interest expense	(27)	(31)	13	12
Other financial income and expense	(23)	(92)	75	24

Loss before taxes	(127)	(113)	(12)	(26)
Taxes	383	(57)	nm	nm

Net income/(loss)	256	(170)	nm	nm

  nm = not meaningful

(1)
For additional information regarding constant currencies, which is a non-IFRS measure, see the explanation of non-IFRS measures starting on page 158.

Interest Expense and other financial income and expense

        Interest expense decreased to $27 million in 2017 from $31 million in the prior year due to the lower level of outstanding debt.

        Other financial income and expense amounted to an expense of $23 million in 2017 compared to an expense of $92 million in the prior year, mainly driven by currency losses recorded in the prior year which largely reflected the devaluation losses in Venezuela. For more information, see "Effects of currency fluctuations".

Taxes

        Tax income was $383 million in 2017 compared to a tax expense of $57 million in the prior year. On December 22, 2017, the U.S. enacted tax reform legislation (Tax Cuts and Jobs Act), which among other provisions, reduced the U.S. corporate tax rate from 35% to 21% effective January 1, 2018. This required a revaluation of Alcon deferred tax assets and liabilities and a portion of current tax payables to the newly enacted tax rate at the date of enactment, which resulted in a net tax income of $413 million.

        Excluding the impact of these rate changes, the reported tax expense would have been $30 million. The reported tax expense is primarily influenced by the geographical pre-tax income and loss mix across certain tax jurisdictions relative to Alcon combined loss before taxes, changes in uncertain tax positions and certain non-recurring items.

Net income

        Net income was $256 million in 2017 compared to a net loss of $170 million in the prior year, mainly benefiting from the impact of U.S. tax reform. The prior year also included exceptional charges related to Venezuela due to foreign exchange losses on intra-group payables.

Core non-operating income and expense(1)

        The following table provides an overview of core non-operating income and expense:

	Year ended Dec 31, 2017	Year ended Dec 31, 2016	Change in $	Change in constant currencies
	$ m	$ m	%	%
Core operating income	1,086	1,128	(4)	(1)
Core interest expense	(27)	(31)	13	12
Core other financial income and expense	(23)	(31)	26	24

Core income before taxes	1,036	1,066	(3)	0
Core taxes	(128)	(144)	11	8

Core net income	908	922	(2)	2

(1)
For additional information regarding the core results and constant currencies presented in this table, which are non-IFRS measures, including a reconciliation of such core results to the most directly comparable measures presented in accordance with IFRS, see the explanation of non-IFRS measures and reconciliation tables starting on page 158.

Core interest expense and core other financial income and expense

        Core interest expense decreased to $27 million in 2017 from $31 million in the prior year due to the lower level of outstanding debt.

        Core other financial income and expense amounted to an expense of $23 million in 2017 compared to an expense of $31 million in the prior year, mainly driven by lower hedging costs.

Core taxes

        Core tax expense was $128 million in 2017, compared to $144 million in the prior year. The core tax rate (core taxes as a percentage of core income before taxes) decreased to 12.4% in 2017 from 13.5% in the prior year. This decrease in the core tax rate is primarily due to a change in the core profit mix to jurisdictions with lower tax rates.

Core net income

        Core net income was $0.9 billion in 2017 (–2%, +2% cc), decreasing mainly due to lower core operating income.

2016 compared to 2015

Key figures

	Year ended Dec 31, 2016	Year ended Dec 31, 2015	Change in $	Change in constant currencies(1)
	$ m	$ m	%	%
Net sales to third parties	6,589	6,751	(2)	(1)
Sales to Novartis Group	3	2	50	63

Net sales	6,592	6,753	(2)	(1)
Other revenues	4	23	(83)	(83)
Cost of goods sold	(3,485)	(3,529)	1	1

Gross profit	3,111	3,247	(4)	(1)
Selling, general & administration	(2,526)	(2,337)	(8)	(9)
Research & development	(499)	(458)	(9)	(9)
Other income	50	53	(6)	(2)
Other expense	(126)	(88)	(43)	(44)

Operating income	10	417	(98)	(85)
Operating income margin (%)	0.2	6.2
Interest expense	(31)	(18)	(72)	(75)
Other financial income and expense	(92)	(48)	(92)	(10)

(Loss)/income before taxes	(113)	351	nm	nm
Taxes	(57)	(43)	(33)	nm

Net (loss)/income	(170)	308	nm	nm

  nm = not meaningful

(1)
For additional information regarding constant currencies, which is a non-IFRS measure, see the explanation of non-IFRS measures starting on page 158.

        In 2016, Alcon outlined and executed on a turnaround plan to return to sustainable, profitable growth. Alcon launched several new products during the year, including the NGENUITY 3D visualization system for retinal surgery, and a multi-focal version of its innovative DAILIES TOTAL1 contact lenses.

        Alcon net sales in 2016 were $6.6 billion, down –2% in reported terms and –1% in cc as compared to 2015. Surgical sales were $3.6 billion in 2016 (–4%, –1% cc), reflecting lower sales of equipment as compared to 2015 as well as competitive pressures on implantables, which was partly offset by growth of consumables. Vision care sales of $3.0 billion in 2016 were broadly in line with the prior year (–1%, 0% cc), as growth in contact lenses, particularly DAILIES TOTAL1, was offset by declines in ocular health. For further discussion, see "Net sales by segment" below.

        We faced headwinds in 2016 from currency fluctuations, with the rising value of the dollar adversely affecting our reported sales and income.

        Operating income in 2016 amounted to $10 million compared to an operating income of $417 million in 2015 (–98%, –85% cc), mainly due to lower sales and higher investments in marketing and sales and research and development, driven by the Alcon growth plan.

        Net loss was $170 million in 2016, compared to a net income of $308 million in 2015, mainly due to lower operating income.

Net sales by segment

        The following table provides an overview of net sales to third parties by segment:

	Year ended Dec 31, 2016	Year ended Dec 31, 2015	Change in $	Change in constant currencies(1)
	$ m	$ m	%	%
Surgical
Implantables	1,036	1,116	(7)	(4)
Consumables	2,020	1,920	5	7
Equipment/other	550	701	(22)	(19)

Total surgical	3,606	3,737	(4)	(1)

Vision Care
Contact lenses	1,772	1,748	1	2
Ocular health	1,211	1,266	(4)	(2)

Total vision care	2,983	3,014	(1)	0

Total net sales to third parties	6,589	6,751	(2)	(1)

(1)
For additional information regarding constant currencies, which is a non-IFRS measure, see the explanation of non-IFRS measures starting on page 158.

Surgical

        Surgical sales declined –4% in reported terms and –1% in cc to $3.6 billion in 2016, primarily driven by a decline in equipment sales in 2016 (–22%, –19% cc). Reflecting the buying cycle of our customers, sales were comparatively higher in previous years following the launch and customer adoption of our cataract platforms, including the Centurion vision system and the LenSx femtosecond laser, as well as the WaveLight excimer laser used in refractive procedures. Implantables also declined (–7%, –4% cc) due to continued competitive pressures on IOLs. This was partly offset by strong performance of consumables (+5%, +7% cc), driven by solid growth in the cataract market, which benefited from a high equipment installed base.

Vision Care

        Vision care sales of $3.0 billion in 2016 were broadly in line with the prior year (–1%, 0% cc). Contact lenses grew +1% in reported terms and +2% in cc, mainly driven by increased sales of DAILIES TOTAL1, the world's first and only water gradient lens. Ocular health sales declined (–4%, –2% cc) due to declines in contact lens care driven by the continuing market shift to daily disposable lenses, and artificial tears supply issues.

Operating income

        The following table provides an overview of operating income and segment contributions(2):

	Year ended Dec 31, 2016	% of net sales	Year ended Dec 31, 2015	% of net sales	Change in $	Change in constant currencies(1)
	$ m		$ m		%	%
Surgical segment contribution	709	19.7	943	25.2	(25)	(20)
Vision care segment contribution	600	20.1	717	23.8	(16)	(14)
Not allocated to segments	(1,299)		(1,243)		(5)	(5)

Total operating income	10	0.2	417	6.2	(98)	(85)

(1)
For additional information regarding constant currencies, which is a non-IFRS measure, see the explanation of non-IFRS measures starting on page 158.

(2)
For additional information regarding segment contribution, please refer to Note 5 of our combined financial statements included elsewhere in this Form 20-F.

        Operating income in 2016 amounted to $10 million compared to an operating income of $417 million in 2015 (–98%, –85% cc), mainly due to lower sales and higher investments in marketing and sales and research and development, driven by the Alcon growth plan. Currency had a negative impact of 0.9 percentage points contributing to a decrease of operating income margin of 6.0 percentage points in reported terms and 5.1 percentage points in cc.

        Surgical segment contribution was $709 million in 2016 (–25%, –20% cc), mainly due to lower sales and higher investments in marketing and sales and research and development, driven by the Alcon growth plan. Vision care segment contribution was $600 million in 2016 (–16%, –14% cc), mainly due to higher advertising and marketing investments, driven by the Alcon growth plan. Amounts of operating income not allocated to segments, which includes amortization and impairment charges on intangible assets, costs of Alcon corporate management and other income and expenses, amounted to a net expense of $1.3 billion in 2016, broadly in line with the prior year, including $1.0 billion of amortization of intangible assets in 2016.

Core operating income key figures(1)

	Year ended Dec 31, 2016	Year ended Dec 31, 2015	Change in $	Change in constant currencies
	$ m	$ m	%	%
Core gross profit	4,123	4,254	(3)	(1)
Core selling, general & administration	(2,526)	(2,305)	(10)	(11)
Core research & development	(469)	(445)	(5)	(6)
Core other income	40	44	(9)	(5)
Core other expense	(40)	(42)	5	2

Core operating income	1,128	1,506	(25)	(21)

Core operating income margin (%)	17.1	22.3

(1)
For additional information regarding the core results and constant currencies presented in this table, which are non-IFRS measures, including a reconciliation of such core results to the most directly comparable measures presented in accordance with IFRS, see the explanation of non-IFRS measures and reconciliation tables starting on page 158.

        The adjustments made to operating income to arrive at core operating income in 2016 amounted to $1.1 billion, and were in line with the prior year, driven mainly by amortization of intangible assets.

        Excluding these items, core operating income was $1.1 billion in 2016 (–25%, –21% cc), declining versus 2015, mainly due to lower sales and higher investments in marketing and sales and research and development, driven by the Alcon growth plan. Currency had a negative impact of 0.7 percentage points contributing to a net decrease of core operating income margin of 5.2 percentage points in reported terms and 4.5 percentage points in cc.

        The following table provides an overview of core operating income(1) and core segment contributions(2):

	Year ended Dec 31, 2016	% of net sales	Year ended Dec 31, 2015	% of net sales	Change in $	Change in constant currencies
	$ m		$ m		%	%
Core surgical segment contribution	710	19.7	963	25.8	(26)	(22)
Core vision care segment contribution	601	20.1	732	24.3	(18)	(16)
Core not allocated to segments	(183)		(189)		3	8

Total core operating income	1,128	17.1	1,506	22.3	(25)	(21)

(1)
For additional information regarding the core results and constant currencies presented in this table, which are non-IFRS measures, including a reconciliation of such core results to the most directly comparable measures presented in accordance with IFRS, see the explanation of non-IFRS measures and reconciliation tables starting on page 158.

(2)
For additional information regarding segment contribution, please refer to Note 5 of our combined financial statements included elsewhere in this Form 20-F.

        Core surgical segment contribution was $710 million in 2016 (–26%, –22% cc), declining from the prior year as a result of lower sales and higher investments in marketing and sales and research and development, driven by the Alcon growth plan. Currency had a negative impact of 0.8 percentage points contributing to a net decrease of core surgical segment contribution margin of 6.1 percentage points in reported terms and 5.3 percentage points in cc. Core vision care segment contribution was $601 million in 2016 (–18%, –16% cc), declining from the prior year mainly due to higher advertising and marketing investments, driven by the Alcon growth plan. Currency had a negative impact of 0.3 percentage points contributing to a net decrease of core vision care segment contribution margin of 4.2 percentage points in reported terms and 3.9 percentage points in cc. Amounts of core operating income not allocated to segments amounted to a core net expense of $183 million in 2016, broadly in line with the core net expense of $189 million in the prior year.

Non-operating income and expense

        The following table provides an overview of non-operating income and expense:

	Year ended Dec 31, 2016	Year ended Dec 31, 2015	Change in $	Change in constant currencies(1)
	$ m	$ m	%	%
Operating income	10	417	(98)	(85)
Interest expense	(31)	(18)	(72)	(75)
Other financial income and expense	(92)	(48)	(92)	(10)

(Loss)/income before taxes	(113)	351	nm	nm
Taxes	(57)	(43)	(33)	nm

Net (loss)/income	(170)	308	nm	nm

  nm = not meaningful

(1)
For additional information regarding constant currencies, which is a non-IFRS measure, see the explanation of non-IFRS measures starting on page 158.

Interest Expense and other financial income and expense

        Interest expense increased to $31 million in 2016 from $18 million in the prior year due to an increase in interest arising from the discounting of contingent consideration liabilities.

        Other financial income and expense amounted to an expense of $92 million in 2016 compared to an expense of $48 million in the prior year, mainly due to an exceptional charge of $61 million in 2016 compared to an exceptional charge of $21 million in 2015, in each case related to Venezuela due to foreign exchange losses on intra-group payables. For more information, see "Effects of currency fluctuations".

Taxes

        Tax expense was $57 million in 2016, compared to $43 million in the prior year. The tax rate in 2016 was –50.4% compared to 12.3% in the prior year. The change in tax rates is primarily influenced by certain non-deductible expenses and changes to uncertain tax positions.

Net income

        Net loss was $170 million in 2016, compared to net income of $308 million in the prior year, mainly due to the decline in operating income and $61 million of exceptional charges related to Venezuela due to foreign exchange losses on intra-group payables. For more information, see "Effects of currency fluctuations".

Core non-operating income and expense(1)

        The following table provides an overview of core non-operating income and expense:

	Year ended Dec 31, 2016	Year ended Dec 31, 2015	Change in $	Change in constant currencies
	$ m	$ m	%	%
Core operating income	1,128	1,506	(25)	(21)
Core interest expense	(31)	(18)	(72)	(75)
Core other financial income and expense	(31)	(27)	(15)	(10)

Core income before taxes	1,066	1,461	(27)	(23)
Core taxes	(144)	(180)	20	16

Core net income	922	1,281	(28)	(24)

  nm = not meaningful

(1)
For additional information regarding the core results and constant currencies presented in this table, which are non-IFRS measures, including a reconciliation of such core results to the most directly comparable measures presented in accordance with IFRS, see the explanation of non-IFRS measures and reconciliation tables starting on page 158.

Core interest expense and core other financial income and expense

        Core interest expense increased to $31 million in 2016 from $18 million in the prior year due to an increase in interest arising from the discounting of contingent consideration liabilities.

        Core other financial income and expense amounted to an expense of $31 million in 2016, broadly in line with the prior year.

Core taxes

        Core tax expense was $144 million in 2016, compared to $180 million in the prior year. The core tax rate (core taxes as a percentage of core income before taxes) increased to 13.5% in 2016 from 12.3% in the prior year. The increase in the core tax rate is primarily due to a change in the core profit mix to jurisdictions with higher tax rates.

Core net income

        Core net income was $0.9 billion in 2016 (–28%, –24% cc) and decreased mainly due to lower core operating income compared to the prior year.

FACTORS AFFECTING COMPARABILITY OF PERIOD TO PERIOD RESULTS OF OPERATIONS

Recent significant transactions

        The comparability of the period to period results of our operations for Alcon can be significantly affected by acquisitions and divestments. The transactions of significance during 2017, 2016 and 2015 are mentioned below.

Significant Transactions in 2017

Surgical—Acquisition of ClarVista Medical, Inc.

        On September 20, 2017, Alcon Research, Ltd. acquired 100% of the outstanding shares and equity of ClarVista Medical, Inc. The fair value of the total purchase consideration was $125 million. The 2017 results of operations since the date of acquisition were not material.

Significant Transactions in 2016

Surgical—Acquisition of Transcend Medical, Inc.

        On February 17, 2016, Alcon Research, Ltd. entered into an agreement to acquire Transcend Medical, Inc. (Transcend), a privately-held California, U.S.-based company focused on developing minimally-invasive surgical devices to treat glaucoma. The transaction closed on March 23, 2016, and the fair value of the total purchase consideration was $332 million. The 2016 results of operations since the date of acquisition were not material.

        For further details, please see "—5.A Operating results—Items You Should Consider When Evaluating Our Combined Financial Statements and Assessing Our Future Prospects" and Note 25 to our combined financial statements included elsewhere in this Form 20-F.

Significant Transactions in 2015

Surgical—Acquisition of Xcelerator Labs LLC

        On February 10, 2015, Alcon Pharmaceuticals, Ltd. acquired 100% of the outstanding shares and equity of Xcelerator Labs LLC (XCL), a California, U.S.-based startup company, focused on developing a portable vitreoretinal surgery system. The fair value of the total purchase consideration was $51 million. The 2015 results of operations since the date of acquisition were not material. In 2017, the development was terminated. An impairment loss of $57 million was recognized on the intangible assets, and a gain of $39 million was recorded for the reduction in the related contingent consideration liability.

        For further details on significant transactions in 2017, 2016 and 2015, see Note 4 to the Alcon combined financial statements included elsewhere in this Form 20-F.

CRITICAL ACCOUNTING POLICIES AND ESTIMATES

        Our significant accounting policies are set out in Note 3 to our combined financial statements included elsewhere in this Form 20-F, which are prepared in accordance with International Financial Reporting Standards (IFRS) as issued by the International Accounting Standards Board (IASB).

        Given the uncertainties inherent in our business activities, we must make certain estimates and assumptions that require difficult, subjective and complex judgments. Because of uncertainties inherent in such judgments, actual outcomes and results may differ from our assumptions and estimates, which could materially affect our combined financial statements. Application of the following accounting policies requires certain assumptions and estimates that have the potential for the most significant impact on our combined financial statements.

Deductions from revenues

        As is typical in the medical device industry, our gross sales are subject to various deductions which are primarily composed of rebates and discounts to government agencies, wholesalers, retail pharmacies and other customers. When we sell a product providing a customer the right to return it, we record a provision for estimated sales returns based on our sales policy and historical return rates. These deductions represent estimates of the related obligations, requiring the use of judgment when estimating the effect of these sales deductions on gross sales for a reporting period. These adjustments are deducted from gross sales to arrive at net sales.

Surgical equipment revenue

        Surgical equipment is often sold together with other products and services under a single contract. The total consideration is allocated to the separate elements based on their relative fair values. Revenue is recognized once the recognition criteria have been met for each element of the contract.

        For surgical equipment, in addition to cash and installment sales, revenue is recognized under finance and operating lease arrangements. Arrangements in which Alcon transfers substantially all the risks and rewards incidental to ownership to the customer are treated as finance lease arrangements. Revenue from finance lease arrangements is recognized at amounts equal to the fair values of the equipment, which approximate the present values of the minimum lease payments under the arrangements. As interest rates embedded in lease arrangements are approximately market rates, revenue under finance lease arrangements is comparable to revenue for outright sales. Finance income for arrangements in excess of twelve months is deferred and subsequently recognized based on a pattern that approximates the use of the effective interest method and recorded in "Other income". Operating lease revenue for equipment rentals is recognized on a straight-line basis over the lease term.

Impairment of goodwill, intangible assets and property, plant and equipment

        We review long-lived intangible assets and property, plant and equipment for impairment whenever events or changes in circumstance indicate that the asset's balance sheet carrying amount may not be recoverable. Goodwill, the Alcon brand name and other currently not amortized intangible assets are reviewed for impairment at least annually.

        An asset is generally considered impaired when its balance sheet carrying amount exceeds its estimated recoverable amount, which is defined as the higher of its fair value less costs of disposal and its value in use. Usually, Alcon adopts the fair value less costs of disposal method for its impairment evaluation. In most cases, no directly observable market inputs are available to measure the fair value less costs of disposal. Therefore, an estimate of fair value less costs of disposal is derived indirectly and is based on net present value techniques utilizing post-tax cash flows and discount rates. In the limited cases where the value in use method is applied, net present value techniques are utilized using pre-tax cash flows and discount rates.

        Fair value reflects estimates of assumptions that market participants would be expected to use when pricing the asset and for this purpose management considers the range of economic conditions that are expected to exist over the remaining useful life of the asset. The estimates used in calculating net present values are highly sensitive, and depend on assumptions specific to the nature of Alcon activities with regard to:

  •
  amount and timing of projected future cash flows;

  •
  behavior of competitors (launch of competing products, marketing initiatives, etc.);

  •
  probability of obtaining regulatory approvals;

  •
  future tax rates;

  •
  appropriate royalty rate for the Alcon brand name;

  •
  appropriate terminal growth rate; and

  •
  appropriate discount rate.

        Due to the above factors and those further described in the "Opportunity and risk summary" section above, actual cash flows and values could vary significantly from forecasted future cash flows and related values derived using discounting techniques.

        The recoverable amount of the grouping of cash generating units to which goodwill and indefinite life intangible assets are allocated is based on fair value less costs of disposal. The valuations are derived from applying discounted future cash flows based on key assumptions, including the terminal growth rate and discount rate. For additional information on intangible assets see Note 9 to the Alcon combined financial statements included elsewhere in this Form 20-F.

        In the first nine months of 2018, intangible asset impairment charges amounted to $376 million, including $337 million relating to the CyPass intangible assets, compared to $57 million in the same period in 2017. In 2017, intangible asset impairment charges amounted to $57 million, in 2016, $23 million and in 2015, $1 million. There were no reversals of prior-year impairment charges.

        Goodwill and other intangible assets represent a significant part of our combined balance sheet, primarily due to acquisitions. Although no significant additional impairments are currently anticipated, impairment evaluation could lead to material impairment charges in the future.

        Additionally, no net impairment charges for property, plant and equipment was recorded for the nine months ended 2018 and 2017. No net impairment charges for property, plant and equipment were recorded in 2017, compared to $5 million recorded in 2016 and $1 million in 2015.

Trade receivables

        Trade receivables are initially recognized at their invoiced amounts including any related sales taxes less adjustments for estimated revenue deductions such as rebates, chargebacks and cash discounts.

        Provisions for doubtful trade receivables are established once there is an indication that it is likely that a loss will be incurred. These provisions represent the difference between the trade receivable's carrying amount in the combined balance sheet and the estimated net collectible amount. Significant financial difficulties of a customer, such as probability of bankruptcy, financial reorganization, default or delinquency in payments are considered indicators that recovery of the trade receivable is doubtful. Trade receivable balances include sales to wholesalers, retailers, doctor groups, private health systems, government agencies, managed care providers, pharmacy benefit managers and government-supported healthcare systems. Alcon continues to monitor sovereign debt issues and economic conditions, particularly in Greece, Italy, Portugal, Spain, Brazil, Russia, Saudi Arabia, and Turkey, and evaluates trade receivables in these countries for potential collection risks. The majority of the outstanding trade receivables from these closely monitored countries are due directly from local governments or from government-funded entities except for Russia, Brazil and Turkey, which are due from private entities. Deteriorating credit and economic conditions as well as other factors in these closely monitored countries have resulted in, and may continue to result in an increase in the average length of time that it takes to collect these trade receivables and may require Alcon to re-evaluate the collectability of these trade receivables in future periods.

Contingent consideration

        In a business combination, it is necessary to recognize contingent future payments to previous owners, representing contractually defined potential amounts as a liability. Usually for Alcon these are linked to milestone or royalty payments related to certain assets and are recognized as a financial liability at their fair value, which is then re-measured at each subsequent reporting date. These estimations typically depend on factors such as technical milestones or market performance and are adjusted for the probability of their likelihood of payment, and if material, are appropriately discounted to reflect the impact of time.

        Changes in the fair value of contingent consideration liabilities in subsequent periods are recognized in the combined income statement in "Cost of goods sold" for currently marketed products and in "Research & development" for In-Process Research and Development.

        The effect of unwinding the discount over time is recognized in "Interest expense" in the combined income statement.

Retirement and other post-employment benefit plans

        We sponsor pension and other post-employment benefit plans in various forms that cover a significant portion of our associates. For post-employment plans with defined benefit obligations, we are required to make significant assumptions and estimates about future events in calculating the expense and the present value of expected future plan expenses and liabilities. These include assumptions about the interest rates we apply to estimate future defined benefit obligations and net periodic pension expense, as well as rates of future pension increases. In addition, our actuarial consultants provide our management with historical statistical information such as withdrawal and mortality rates in connection with these estimates.

        Assumptions and estimates used by Alcon may differ materially from the actual results we experience in the future due to changing market and economic conditions, higher or lower withdrawal rates, and longer or shorter life spans of participants, among other factors. For example, in 2017, a decrease in the interest rate we apply in determining the present value of expected future total defined benefit plan obligations (consisting of pension and other post-employment benefit obligations) of one-quarter of one percent would have increased our year-end defined benefit obligations for plans in Switzerland, the U.S., UK and Germany, which represent 83% of Alcon total defined benefit plan obligations, by $37 million. Similarly, if the 2017 interest rate had been one quarter of one percentage point lower than actually assumed, the net periodic cost for defined benefit plans in these countries, which represent about 79% of Alcon total net periodic cost for defined benefit plans, would have increased by approximately $1 million. Such differences could have a material effect on our total equity. For more information on obligations under retirement and other post-employment benefit plans and underlying actuarial assumptions, see Note 20 to our combined financial statements included elsewhere in this Form 20-F.

Provisions and Contingencies

        Alcon and its subsidiaries are, and will likely continue to be, subject to various legal proceedings and investigations that arise from time to time, including proceedings regarding product liability, sales and marketing practices, commercial disputes, employment and wrongful discharge, antitrust, securities, health and safety, environmental, tax, international trade, privacy and intellectual property matters. For more information, see Note 16 and Note 23 to our combined financial statements included elsewhere in this Form 20-F.

        We record provisions for legal proceedings when it is probable that a liability has been incurred and the amount can be reliably estimated. These provisions are adjusted periodically as assessments change or additional information becomes available. For significant product liability cases, the provision is actuarially determined based on factors such as past experience, amount and number of claims reported, and estimates of claims incurred but not yet reported.

        Provisions relating to estimated future expenditure for liabilities do not usually reflect any insurance or other claims or recoveries, since these are only recognized as assets when the amount is reasonably estimable and collection is virtually certain.

Taxes

        Taxes on income are provided in the same periods as the revenues and expenses to which they relate and include any interest and penalties incurred during the period. Deferred taxes are determined using the comprehensive liability method and are calculated on the temporary differences that arise between the tax base of an asset or liability and its carrying value in the balance sheet prepared for purposes of the Alcon combined financial statements, except for those temporary differences related to investments in subsidiaries where the timing of their reversal can be controlled and it is probable that the difference will not reverse in the foreseeable future. Since the retained earnings are reinvested, withholding or other taxes on eventual distribution of a subsidiary's retained earnings are only taken into account when a dividend has been planned.

        The estimated amounts for current and deferred tax assets or liabilities, including any amounts related to any uncertain tax positions, are based on currently known facts and circumstances. Tax returns are based on an interpretation of tax laws and regulations and reflect estimates based on these judgments and interpretations. The tax returns are subject to examination by the competent taxing authorities which may result in an assessment being made requiring payments of additional tax, interest or penalties. Inherent uncertainties exist in the estimates of the tax positions.

Research & Development

        Internal R&D costs are fully charged to the income statement in the period in which they are incurred. Alcon considers that regulatory and other uncertainties inherent in the development of new products preclude the capitalization of internal development expenses as an intangible asset usually until marketing approval from the regulatory authority is obtained in a relevant major market, such as for the United States, the European Union, Switzerland or Japan.

Approach to risk management

        Novartis provides Alcon services to mitigate its currency risks. Novartis manages its global currency exposure by engaging in hedging transactions where management deems appropriate. The income and expenses related to these hedging transactions have been allocated to Alcon based on the estimated currency exposure of Alcon and are recorded to other financial income and expense in the combined income statements and recognized directly through retained earnings in invested capital. Alcon expects to manage its global currency exposure in line with the historical approach.

New Accounting Standards

        The following new IFRS standards have been adopted by Alcon from January 1, 2018:

IFRS 9 Financial Instruments

        Alcon implemented IFRS 9 Financial Instruments as of January 1, 2018, which substantially changes the classification and measurement of financial instruments. The new standard requires impairments to be based on a forward-looking model, changes the approach to hedging financial exposures and related documentation, changes the recognition of certain fair value changes and amends disclosure requirements.

        The most significant impact to Alcon, upon adoption of IFRS 9, relates to the treatment of the unrealized gains and losses from changes in fair value on certain of Alcon financial instruments, which were previously classified as available-for-sale financial investments. The unrealized gains and losses (to the extent of previous recognized unrealized gains), which Alcon recognized previously in the combined statement of other comprehensive income, will from January 1, 2018 be recognized in the combined income statement. This approach will be applied to equity securities where the fair value through other comprehensive income irrevocable option will not be applied.

        Alcon applied the modified retrospective method upon adoption of IFRS 9 on January 1, 2018. This method requires the recognition of the cumulative effect of initially applying IFRS 9 to retained earnings and not to restate prior years. The cumulative effect recorded at January 1, 2018 was an increase to retained earnings of $25 million.

IFRS 15 Revenue from Contracts with Customers

        Alcon implemented the new standard IFRS 15 Revenue from Contracts with Customers as of January 1, 2018. The new standard amends revenue recognition requirements and establishes principles for reporting information about the nature, amount, timing and uncertainty of revenue and cash flows arising from contracts with customers. The standard replaces IAS 18 Revenue and IAS 11 Construction contracts and related interpretations.

        Alcon applied the modified retrospective method upon adoption of IFRS 15 on January 1, 2018. This method requires the recognition of the cumulative effect of initially applying IFRS 15 to retained earnings and not to restate prior years. The adoption of IFRS 15 had no impact on retained earnings.

        For further information on the impact of adoption of IFRS 9 Financial Instruments and IFRS 15 Revenue from Contracts with Customers see Note 3 to our unaudited condensed combined interim financial statements included elsewhere in this Form 20-F.

        Alcon updated accounting policies, effective January 1, 2018, upon adoption of IFRS 9 Financial Instruments and IFRS 15 Revenue from Contracts with Customers are as follows:

Financial assets

        Non-current financial assets such as loans and long-term receivables from customers, primarily related to surgical equipment sales arrangement, advances and other deposits, are carried at amortized cost, which reflects the time value of money, less any allowances for uncollectable amounts.

        Alcon assesses on a forward-looking basis the expected credit losses associated with its non-current financial assets valued at amortized cost. For loans, advances and other deposits valued at amortized costs, impairments, which are based on their expected credit losses, and exchange rate losses are included in "Other expense" in the combined income statement and exchange rate gains and interest income, using the effective interest rate method, are included in "Other income" in the combined income statement. For long-term receivables from customers, provisions for uncollectable amounts, which are based on their expected credit losses, are recorded as marketing and selling costs recognized in the combined income statement within "Selling, general & administration" expenses.

        Fund investments are valued at fair value through profit and loss (FVPL). Unrealized gains and losses, including exchange gains and losses, are recognized in the combined income statement in "Other income" for gains and "Other expense" for losses.

        Equity securities held as strategic investments are generally designated at the date of acquisition as financial assets valued at fair value through other comprehensive income with no subsequent recycling through profit and loss. Unrealized gains and losses, including exchange gains and losses, are recorded as a fair value adjustment in the combined statement of comprehensive income. They are reclassified to retained earnings when the equity security is sold. If these equity securities are not designated at the date of acquisition as financial assets valued at fair value through other comprehensive income, they are valued at FVPL, as described above.

Trade receivables

        Trade receivables are initially recognized at their invoiced amounts, including any related sales taxes less adjustments for estimated revenue deductions such as rebates, chargebacks and cash discounts.

        Provisions for doubtful trade receivables are established using an expected credit loss model (ECL). The provisions are based on a forward-looking ECL, which includes possible default events on the trade receivables over the entire holding period of the trade receivable, considering the occurrence of a significant increase in credit risk. Significant financial difficulties of a customer, such as probability of bankruptcy, financial reorganization, default or delinquency in payments are considered indicators that recovery of the trade receivable is doubtful. These provisions represent the difference between the trade receivable's carrying amount in the combined balance sheet and the estimated net collectible amount. Charges for doubtful trade receivables are recorded as marketing and selling costs recognized in the combined income statement within "Selling, general & administration" expenses.

Revenue recognition

Revenue

        Revenue on the sale of Alcon products and services, which is recorded as "Net sales" in the combined income statement, is recognized when a contractual promise to a customer (performance obligation) has been fulfilled by transferring control over the promised goods and services to the customer, generally at the point in time of shipment to or receipt of the products by the customer or when the services are performed. If contracts contain customer acceptance provisions, revenue would be recognized upon the satisfaction of acceptance criteria. The amount of revenue to be recognized is based on the consideration Alcon expects to receive in exchange for its goods and services. If a contract contains more than one performance obligation, the consideration is allocated based on the standalone selling price of each performance obligation.

        Surgical equipment may be sold together with other products and services under a single contract. Revenues are recognized upon satisfaction of each of the performance obligations in the contract.

        For surgical equipment, in addition to cash and installment sales, revenue is recognized under finance and operating lease arrangements. Arrangements in which Alcon transfers substantially all the risks and rewards incidental to ownership to the customer are treated as finance lease arrangements. Revenue from finance lease arrangements is recognized at amounts equal to the fair value of the equipment, which approximate the present values of the minimum lease payments under the arrangements. As interest rates embedded in lease arrangements are approximately market rates, revenue under finance lease arrangements is comparable to revenue for outright sales. Finance income for arrangements longer than twelve months is deferred and subsequently recognized based on a pattern that approximates the use of the effective interest method and recorded in "Other income". Operating lease revenue for equipment rentals is recognized on a straight-line basis over the lease term.

        The consideration Alcon receives in exchange for its goods or services may be fixed or variable. Variable consideration is only recognized when it is highly probable that a significant reversal will not occur. The most common elements of variable consideration are listed below:

  •
  Rebates and discounts granted to government agencies, wholesalers, retail pharmacies, managed healthcare organizations and other customers are provisioned and recorded as a deduction from revenue at the time the related revenues are recorded or when the incentives are offered. They are calculated on the basis of historical experience and the specific terms in the individual agreements.

  •
  Cash discounts are offered to customers to encourage prompt payment and are provisioned and recorded as revenue deductions at the time the related sales are recorded.

  •
  Sales returns provisions are recognized and recorded as revenue deductions when there is historical experience of Alcon agreeing to customer returns and Alcon can reasonably estimate expected future returns. In doing so, the estimated rate of return is applied, determined based on historical experience of customer returns and considering any other relevant factors. This is applied to the amounts invoiced, also considering the amount of returned products to be destroyed versus products that can be placed back in inventory for resale. Where shipments are made on a re-sale or return basis, without sufficient historical experience for estimating sales returns, revenue is only recorded when there is evidence of consumption or when the right of return has expired.

        Provisions for revenue deductions are adjusted to actual amounts as rebates, discounts and returns are processed. The provision represents estimates of the related obligations, requiring the use of judgment when estimating the effect of these sales deductions.

NON-IFRS MEASURES AS DEFINED BY THE COMPANY

        Alcon uses certain non-IFRS metrics when measuring performance, especially when measuring current period results against prior periods, including core results, constant currencies, free cash flow and net liquidity/(debt).

        Despite the use of these measures by management in setting goals and measuring Alcon performance, these are non-IFRS measures that have no standardized meaning prescribed by IFRS. As a result, such measures have limits in their usefulness to investors.

        Because of their non-standardized definitions, the non-IFRS measures (unlike IFRS measures) may not be comparable to the calculation of similar measures of other companies. These non-IFRS measures are presented solely to permit investors to more fully understand how Alcon management assesses underlying performance. These non-IFRS measures are not, and should not be viewed as, a substitute for IFRS measures. As an internal measure of company performance, these non-IFRS measures have limitations, and Alcon performance management process is not solely restricted to these metrics.

Core results

        Alcon core results, including core operating income and core net income, exclude fully all amortization and impairment charges of intangible assets, excluding software, fair value adjustments on equity securities and fund investments held for strategic purposes and certain acquisition related items. The following items that exceed a threshold of $10 million and are deemed exceptional are also excluded from core results: integration and divestment related income and expenses, divestment gains and losses, restructuring charges/ releases and related items, legal related items, impairments of property, plant and equipment and financial assets, as well as income and expense items that management deems exceptional and that are or are expected to accumulate within the year to be over a $10 million threshold.

        Alcon believes that investor understanding of its performance is enhanced by disclosing core measures of performance because, since they exclude items that can vary significantly from period to period, the core measures enable a helpful comparison of business performance across periods. For this same reason, Alcon uses these core measures in addition to IFRS and other measures as important factors in assessing its performance.

        The following are examples of how these core measures are utilized:

  •
  In addition to monthly reports containing financial information prepared under IFRS, senior management receives a monthly analysis incorporating these core measures.

  •
  Annual budgets are prepared for both IFRS and core measures.

        A limitation of the core measures is that they provide a view of Alcon operations without including all events during a period, such as the effects of an acquisition, divestment, or amortization/impairments of purchased intangible assets and restructurings.

Constant currencies

        Changes in the relative values of non-U.S. currencies to the U.S. dollar can affect Alcon financial results and financial position. To provide additional information that may be useful to investors, including changes in sales volume, we present information about our net sales and various values relating to operating and net income that are adjusted for such foreign currency effects.

        Constant currency calculations have the goal of eliminating two exchange rate effects so that an estimate can be made of underlying changes in the combined income statement excluding the impact of fluctuations in exchange rates:

  •
  the impact of translating the income statements of combined entities from their non-U.S. dollar functional currencies to the U.S. dollar; and

  •
  the impact of exchange rate movements on the major transactions of combined entities performed in currencies other than their functional currency.

        We calculate constant currency measures by translating the current year's foreign currency values for sales and other income statement items into U.S. dollars, using the average exchange rates from the prior year and comparing them to the prior year values in U.S. dollars.

        We use these constant currency measures in evaluating our performance, since they may assist us in evaluating our ongoing performance from year to year. However, in performing our evaluation, we also consider equivalent measures of performance that are not affected by changes in the relative value of currencies. Alcon believes that constant currency measures also provide investors with a helpful view of our business' performance measures without the impact of foreign currency fluctuations.

        For additional information on the effects of currency, please see the "Effects of currency fluctuations" section below.

Free cash flow

        Alcon defines free cash flow as net cash flows from operating activities less cash flow associated with the purchase or sale of property, plant and equipment. Free cash flow is presented as additional information because Alcon management believes it is a useful supplemental indicator of Alcon ability to operate without reliance on additional borrowing or use of existing cash. Free cash flow is not intended to be a substitute measure for net cash flows from operating activities as determined under IFRS. For a reconciliation of free cash flow to the most directly comparable measure presented in accordance with IFRS, see "—5.B Liquidity and Capital Resources—Free Cash Flow".

Net liquidity/(debt)

        Alcon defines net liquidity/(debt) as current and non-current financial debt less cash and cash equivalents, current investments and derivative financial instruments. Net liquidity/(debt) is presented as additional information because management believes it is a useful supplemental indicator of Alcon ability to pay dividends, to meet financial commitments and to invest in new strategic opportunities, including strengthening its balance sheet. For a reconciliation of net liquidity/(debt) to the most directly comparable measure presented in accordance with IFRS, see "—5.B Liquidity and Capital Resources—Total Financial Debt and Net Liquidity/(Debt)".

Additional information

EBITDA

        Alcon defines earnings before interest, tax, depreciation and amortization (EBITDA) as net income/(loss) excluding taxes, net financial expenses, depreciation of property, plant and equipment (including any related impairment charges) and amortization of intangible assets (including any related impairment charges).

	Nine Months Ended September 30,
($ millions)	2018	2017	Change
Net (loss)	(154)	(73)	(81)
Taxes	(59)	14	(73)
Depreciation of property, plant & equipment	139	170	(31)
Amortization of intangible assets	772	774	(2)
Impairments of property, plant & equipment, and intangible assets	376	57	319
Net financial expense	40	39	1

EBITDA	1,114	981	133

($ millions)	2017	2016	Change
Net income/(loss)	256	(170)	426
Taxes	(383)	57	(440)
Depreciation of property, plant & equipment	215	240	(25)
Amortization of intangible assets	1,033	1,021	12
Impairments of property, plant & equipment, and intangible assets	57	28	29
Net financial expense	50	123	(73)

EBITDA	1,228	1,299	(71)

($ millions)	2016	2015	Change
Net (loss)/income	(170)	308	(478)
Taxes	57	43	14
Depreciation of property, plant & equipment	240	237	3
Amortization of intangible assets	1,021	1,021
Impairments of property, plant & equipment, and intangible assets	28	2	26
Net financial expense	123	66	57

EBITDA	1,299	1,677	(378)

RECONCILIATION OF PRO FORMA RESULTS TO CORE RESULTS

Pro Forma Nine months ended September 30, 2018

($ millions)	Nine months ended September 30, 2018 Pro Forma results	Amortization of intangible assets	Impairments	Restructuring items	Legal items	Other items	Nine months ended September 30, 2018 Pro Forma Core results
Gross profit
Operating (loss)/income
Net income
The following are adjustments to arrive at core gross profit
Cost of goods sold
The following are adjustments to arrive at core operating income
Selling, general & administration
Research & development
Other income
Other expense

RECONCILIATION OF IFRS RESULTS TO CORE RESULTS

Nine months ended September 30, 2018

($ millions)	Nine months ended September 30, 2018 IFRS Results	Amortization of intangible assets(1)	Impairments(2)	Restructuring items(3)	Legal items(4)	Other Items(5)	Nine months ended September 30, 2018 Core Results
Surgical segment contribution	644					4	648
Vision care segment contribution	491						491
Not allocated to segments	(1,308)	759	376	1	21	(35)	(186)

Total operating (loss)/income	(173)	759	376	1	21	(31)	953

Interest expense	(19)						(19)
Other financial income and expense	(21)						(21)

(Loss)/income before taxes	(213)	759	376	1	21	(31)	913

Taxes (adjusted for above items)(6)	59						(130)

Net (loss)/income	(154)						783

(1)
Amortization of intangible assets: includes amortization of acquired rights to in-market products, technology platforms and other production-related intangible assets.

(2)
Impairments: includes impairment charges related to intangible assets.

(3)
Restructuring items: includes restructuring income and charges and related items.

(4)
Legal items: includes legal costs related to an investigation.

(5)
Other items: includes charges and reversal of charges related to a product's voluntary market withdrawal, amortization of option rights, a fair value adjustment of a contingent consideration liability and also fair value adjustments on a financial asset and other items.

(6)
Taxes on the adjustments between IFRS and core results take into account, for each individual item included in the adjustment, the tax rate that will finally be applicable to the item based on the jurisdiction where the adjustment will finally have a tax impact. Generally, this results in amortization and impairment of intangible assets and acquisition-related restructuring and integration items having a full tax impact. There is usually a tax impact on other items, although this is not always the case for items arising from legal settlements in certain jurisdictions. Due to these factors and the differing effective tax rates in the various jurisdictions, the tax on the total adjustments of $1.1 billion to arrive at the core results before tax amounts to $189 million. The average tax rate on the adjustments is 16.8%.

Nine months ended September 30, 2017

($ millions)	Nine months ended September 30, 2017 IFRS Results	Amortization of intangible assets(1)	Impairments(2)	Restructuring items(3)	Legal items(4)	Other Items(5)	Nine months ended September 30, 2017 Core Results
Surgical segment contribution	512		20			(19)	513
Vision care segment contribution	481						481
Not allocated to segments	(1,013)	763	57	15	10	(10)	(178)

Total operating (loss)/income	(20)	763	77	15	10	(29)	816

Interest expense	(22)						(22)
Other financial income and expense	(17)						(17)

(Loss)/income before taxes	(59)	763	77	15	10	(29)	777

Taxes (adjusted for above items)(6)	(14)						(98)

Net (loss)/income	(73)						679

(1)
Amortization of intangible assets: includes amortization of acquired rights to in-market products, technology platforms and other production-related intangible assets.

(2)
Impairments: includes impairment charges related to intangible and financial assets.

(3)
Restructuring items: includes restructuring income and charges and related items.

(4)
Legal items: includes legal costs related to an investigation.

(5)
Other items: includes fair value adjustments to contingent consideration liabilities and other items, a gain from a Swiss pension plan amendment, the partial reversal of a prior period charge and other items.

(6)
Taxes on the adjustments between IFRS and core results take into account, for each individual item included in the adjustment, the tax rate that will finally be applicable to the item based on the jurisdiction where the adjustment will finally have a tax impact. Generally, this results in amortization and impairment of intangible assets and acquisition-related restructuring and integration items having a full tax impact. There is usually a tax impact on other items, although this is not always the case for items arising from legal settlements in certain jurisdictions. Due to these factors and the differing effective tax rates in the various jurisdictions, the tax on the total adjustments of $0.8 billion to arrive at the core results before tax amounts to $84 million. The average tax rate on the adjustments is 10.0%.

2017

($ millions)	2017 IFRS Results	Amortization of intangible assets(1)	Impairments(2)	Restructuring Items(3)	Legal items(4)	Other Items(5)	2017 Core Results
Surgical segment contribution	691		29			(19)	701
Vision care segment contribution	625						625
Not allocated to segments	(1,393)	1,017	57	30	61	(12)	(240)

Total operating (loss)/income	(77)	1,017	86	30	61	(31)	1,086

Interest expense	(27)						(27)
Other financial income and expense	(23)						(23)

(Loss)/income before taxes	(127)	1,017	86	30	61	(31)	1,036

Taxes (adjusted for above items)(6)	383						(128)

Net income	256						908

(1)
Amortization of intangible assets: includes amortization of acquired rights to in-market products, technology platforms and other production-related intangible assets.

(2)
Impairments: includes impairment charges related to intangible and financial assets.

(3)
Restructuring items: includes restructuring income and charges and related items.

(4)
Legal items: includes an increase to a legal settlement provision and legal costs related to an investigation.

(5)
Other items: includes fair value adjustments to contingent consideration liabilities, a gain from a Swiss pension plan amendment and the partial reversal of a prior period charge.

(6)
Taxes on the adjustments between IFRS and core results take into account, for each individual item included in the adjustment, the tax rate that will finally be applicable to the item based on the jurisdiction where the adjustment will finally have a tax impact. Generally, this results in amortization and impairment of intangible assets and acquisition-related restructuring and integration items having a full tax impact. There is usually a tax impact on other items, although this is not always the case for items arising from legal settlements in certain jurisdictions. The required revaluation of the deferred tax assets and liabilities and a portion of current tax payables to the newly enacted tax rate at the date of enactment of the U.S. enacted tax reform legislation (Tax Cuts and Jobs Act), resulted in a net tax income of $413 million that has been adjusted out of core taxes. Due to these factors and the differing effective tax rates in the various jurisdictions, the tax on the total adjustments of $1.2 billion to arrive at the core results before tax amounts to $98 million excluding the tax income from U.S. tax reform. The average tax rate on these adjustments is 8.4%.

2016

($ millions)	2016 IFRS Results	Amortization of intangible assets(1)	Impairments(2)	Restructuring Items(3)	Legal items(4)	Other Items(5)	2016 Core Results
Surgical segment contribution	709			1			710
Vision care segment contribution	600			1			601
Not allocated to segments	(1,299)	1,018	23	27	(6)	54	(183)

Total operating income	10	1,018	23	29	(6)	54	1,128

Interest expense	(31)						(31)
Other financial income and expense	(92)					61	(31)

(Loss)/income before taxes	(113)	1,018	23	29	(6)	115	1,066

Taxes (adjusted for above items)(6)	(57)						(144)

Net (loss)/income	(170)						922

(1)
Amortization of intangible assets: includes amortization of acquired rights to in-market products, technology platforms and other production-related intangible assets.

(2)
Impairments: includes impairment charges related to intangible assets.

(3)
Restructuring items: includes restructuring income and charges and related items.

(4)
Legal items: includes release of a legal settlement provision.

(5)
Other items: includes an income due to an adjustment of a contingent consideration, an expense due to an adjustment of a contingent consideration, a charge for an indirect tax settlement and an expense related to devaluation losses in Venezuela due to foreign exchange losses on intra-group payables.

(6)
Taxes on the adjustments between IFRS and core results take into account, for each individual item included in the adjustment, the tax rate that will finally be applicable to the item based on the jurisdiction where the adjustment will finally have a tax impact. Generally, this results in amortization and impairment of intangible assets and acquisition-related restructuring and integration items having a full tax impact. There is usually a tax impact on other items, although this is not always the case for items arising from legal settlements in certain jurisdictions. Due to these factors and the differing effective tax rates in the various jurisdictions, the tax on the total adjustments for continuing operations of $1.2 billion to arrive at the core results before tax amounts to $87 million. The average tax rate on the adjustments is 7.4%.

2015

($ millions)	2015 IFRS Results	Amortization of intangible assets(1)	Impairments(2)	Restructuring items(3)	Legal items(4)	Other Items(5)	2015 Core Results
Surgical segment contribution	943					20	963
Vision care segment contribution	717			2		13	732
Not allocated to segments	(1,243)	1,015	2	27	15	(5)	(189)

Total operating income	417	1,015	2	29	15	28	1,506

Interest expense	(18)						(18)
Other financial income and expense	(48)					21	(27)

Income before taxes	351	1,015	2	29	15	49	1,461

Taxes (adjusted for above items)(6)	(43)						(180)

Net income	308						1,281

(1)
Amortization of intangible assets: includes amortization of acquired rights to in-market products, technology platforms and other production-related intangible assets.

(2)
Impairments: includes impairment charges related to intangible assets.

(3)
Restructuring items: includes net restructuring charges related to the Novartis Group-wide rationalization of manufacturing sites, restructuring income and charges and related items.

(4)
Legal items: includes a legal settlement.

(5)
Other items: includes charges for transforming information technology and finance processes, non capitalized costs for the U.S., a gain from a Swiss pension plan amendment and an expense related to devaluation losses in Venezuela due to foreign exchange losses on intra-group payables.

(6)
Taxes on the adjustments between IFRS and core results take into account, for each individual item included in the adjustment, the tax rate that will finally be applicable to the item based on the jurisdiction where the adjustment will finally have a tax impact. Generally, this results in amortization and impairment of intangible assets and acquisition-related restructuring and integration items having a full tax impact. There is usually a tax impact on other items, although this is not always the case for items arising from legal settlements in certain jurisdictions. Due to these factors and the differing effective tax rates in the various jurisdictions, the tax on the total adjustments of $1.1 billion to arrive at the core results before tax amounts to $137 million. The average tax rate on the adjustments is 12.3%.

RECONCILIATION OF IFRS RESULTS TO CORE RESULTS (CORE OPERATING INCOME KEY FIGURES)

Nine months ended September 30, 2018

($ millions)	Nine months ended September 30, 2018 IFRS results	Amortization of intangible assets(1)	Impairments(2)	Restructuring items(3)	Legal items(4)	Other items(5)	Nine months ended September 30, 2018 Core results
Gross profit	2,313	751	376			(25)	3,415

Operating (loss)/income	(173)	759	376	1	21	(31)	953

(Loss)/income before taxes	(213)	759	376	1	21	(31)	913

Taxes(6)	59						(130)

Net (loss)/income	(154)						783

The following are adjustments to arrive at core gross profit
Cost of goods sold	(3,049)	751	376			(25)	(1,947)

The following are adjustments to arrive at core operating income
Research & development	(421)	8				28	(385)
Other income	73			(2)	(1)	(43)	27
Other expense	(71)			3	22	9	(37)

(1)
Amortization of intangible assets: Cost of goods sold includes recurring amortization of acquired rights to in-market products and other production-related intangible assets; Research & development includes the amortization of acquired rights for technology platforms.

(2)
Impairments: Cost of goods sold includes impairment charges related to intangible assets.

(3)
Restructuring items: Other income and Other expense include restructuring income and charges and related items.

(4)
Legal items: Other income and other expense includes legal costs related to an investigation.

(5)
Other items: Cost of goods sold and Research & development include charges and reversal of charges related to a product's voluntary market withdrawal; Research & development also includes amortization of option rights and a fair value adjustment of a contingent consideration liability; Other income also includes fair value adjustments on a financial asset. Other expense includes other items.

(6)
Taxes on the adjustments between IFRS and core results take into account, for each individual item included in the adjustment, the tax rate that will finally be applicable to the item based on the jurisdiction where the adjustment will finally have a tax impact. Generally, this results in amortization and impairment of intangible assets and acquisition-related restructuring and integration items having a full tax impact. There is usually a tax impact on other items, although this is not always the case for items arising from legal settlements in certain jurisdictions. Due to these factors and the differing effective tax rates in the various jurisdictions, the tax on the total adjustments of $1.1 billion to arrive at the core results before tax amounts to $189 million. The average tax rate on the adjustments is 16.8%.

Nine months ended September 30, 2017

($ millions)	Nine months ended September 30, 2017 IFRS results	Amortization of intangible assets(1)	Impairments(2)	Restructuring items(3)	Legal items(4)	Other items(5)	Nine months ended September 30, 2017 Core results
Gross profit	2,384	755					3,139

Operating (loss)/income	(20)	763	77	15	10	(29)	816

(Loss)/income before taxes	(59)	763	77	15	10	(29)	777

Taxes(6)	(14)						(98)

Net (loss)/income	(73)						679

The following are adjustments to arrive at core gross profit
Cost of goods sold	(2,647)	755					(1,892)

The following are adjustments to arrive at core operating income
Research & development	(439)	8	77			(19)	(373)
Other income	38			(2)		(12)	24
Other expense	(65)			17	10	2	(36)

(1)
Amortization of intangible assets: Cost of goods sold includes recurring amortization of acquired rights to in-market products and other production-related intangible assets; Research & development includes the recurring amortization of acquired rights for technology platforms.

(2)
Impairments: Research & development includes impairment charges related to intangible and financial assets.

(3)
Restructuring items: Other income and Other expense include restructuring income and charges and related items.

(4)
Legal items: Other expense includes legal costs related to an investigation.

(5)
Other items: Research & development includes fair value adjustments to contingent consideration liabilities and other items; Other income also includes a gain from a Swiss pension plan amendment and the partial reversal of a prior period charge; Other expense includes other items.

(6)
Taxes on the adjustments between IFRS and core results take into account, for each individual item included in the adjustment, the tax rate that will finally be applicable to the item based on the jurisdiction where the adjustment will finally have a tax impact. Generally, this results in amortization and impairment of intangible assets and acquisition-related restructuring and integration items having a full tax impact. There is usually a tax impact on other items, although this is not always the case for items arising from legal settlements in certain jurisdictions. Due to these factors and the differing effective tax rates in the various jurisdictions, the tax on the total adjustments of $0.8 billion to arrive at the core results before tax amounts to $84 million. The average tax rate on the adjustments is 10.0%.

2017

($ millions)	2017 IFRS Results	Amortization of intangible assets(1)	Impairments(2)	Restructuring Items(3)	Legal items(4)	Other Items(5)	2017 Core Results
Gross profit	3,204	1,007					4,211

Operating (loss)/income	(77)	1,017	86	30	61	(31)	1,086

(Loss)/income before taxes	(127)	1,017	86	30	61	(31)	1,036

Taxes(6)	383						(128)

Net income	256						908

The following are adjustments to arrive at core gross profit
Cost of goods sold	(3,588)	1,007					(2,581)

The following are adjustments to arrive at core operating income
Research & development	(584)	10	86			(18)	(506)
Other income	47			(4)		(13)	30
Other expense	(148)			34	61		(53)

(1)
Amortization of intangible assets: Cost of goods sold includes recurring amortization of acquired rights to in-market products and other production-related intangible assets; Research & development includes the recurring amortization of acquired rights for technology platforms.

(2)
Impairments: Research & development includes impairment charges related to intangible and financial assets.

(3)
Restructuring items: Other income and Other expense include restructuring income and charges and related items.

(4)
Legal items: Other expense includes an increase to a legal settlement provision and legal costs related to an investigation.

(5)
Other items: Research & development includes fair value adjustments to contingent consideration liabilities; Other income includes a gain from a Swiss pension plan amendment and the partial reversal of a prior period charge.

(6)
Taxes on the adjustments between IFRS and core results take into account, for each individual item included in the adjustment, the tax rate that will finally be applicable to the item based on the jurisdiction where the adjustment will finally have a tax impact. Generally, this results in amortization and impairment of intangible assets and acquisition-related restructuring and integration items having a full tax impact. There is usually a tax impact on other items, although this is not always the case for items arising from legal settlements in certain jurisdictions. The required revaluation of the deferred tax assets and liabilities and a portion of current tax payables to the newly enacted tax rate at the date of enactment of the U.S. enacted tax reform legislation (Tax Cuts and Jobs Act), resulted in a net tax income of $413 million that has been adjusted out of core taxes. Due to these factors and the differing effective tax rates in the various jurisdictions, the tax on the total adjustments of $1.2 billion to arrive at the core results before tax amounts to $98 million, excluding the tax income from U.S. tax reform. The average tax rate on these adjustments is 8.4%.

2016

($ millions)	2016 IFRS Results	Amortization of intangible assets(1)	Impairments(2)	Restructuring Items(3)	Legal items(4)	Other Items(5)	2016 Core Results
Gross profit	3,111	1,006	19			(13)	4,123

Operating income	10	1,018	23	29	(6)	54	1,128

(Loss)/income before taxes	(113)	1,018	23	29	(6)	115	1,066

Taxes(6)	(57)						(144)

Net (loss)/income	(170)						922

The following are adjustments to arrive at core gross profit
Cost of goods sold	(3,485)	1,006	19			(13)	(2,473)

The following are adjustments to arrive at core operating income
Research & development	(499)	12	4	1		13	(469)
Other income	50			(4)	(6)		40
Other expense	(126)			32		54	(40)

The following are adjustments to arrive at Core income before taxes
Other financial income and expense	(92)					61	(31)

(1)
Amortization of intangible assets: Cost of goods sold includes recurring amortization of acquired rights to in-market products and other production-related intangible assets; Research & development includes the recurring amortization of acquired rights for technology platforms.

(2)
Impairments: Cost of good sold and Research & development includes impairment charges related to intangible assets.

(3)
Restructuring items: Research & development, Other income and Other expense include restructuring income and charges and related items.

(4)
Legal items: Other income includes release of a legal settlement provision.

(5)
Other items: Cost of goods sold includes an income due to an adjustment of a contingent consideration; Research & development includes an expense due to an adjustment of a contingent consideration; Other expense includes a charge for an indirect tax settlement. Other financial income and expense includes an expense related to devaluation losses in Venezuela due to foreign exchange losses on intra-group payables.

(6)
Taxes on the adjustments between IFRS and core results take into account, for each individual item included in the adjustment, the tax rate that will finally be applicable to the item based on the jurisdiction where the adjustment will finally have a tax impact. Generally, this results in amortization and impairment of intangible assets and acquisition-related restructuring and integration items having a full tax impact. There is usually a tax impact on other items, although this is not always the case for items arising from legal settlements in certain jurisdictions. Due to these factors and the differing effective tax rates in the various jurisdictions, the tax on the total adjustments of $1.2 billion to arrive at the core results before tax amounts to $87 million. The average tax rate on the adjustments is 7.4%.

2015

($ millions)	2015 IFRS Results	Amortization of intangible assets(1)	Impairments(2)	Restructuring Items(3)	Legal items(4)	Other Items(5)	2015 Core Results
Gross profit	3,247	1,005		2			4,254

Operating income	417	1,015	2	29	15	28	1,506

Income before taxes	351	1,015	2	29	15	49	1,461

Taxes(6)	(43)						(180)

Net income	308						1,281

The following are adjustments to arrive at core gross profit
Cost of goods sold	(3,529)	1,005		2			(2,522)

The following are adjustments to arrive at core operating income
Selling, general and administration	(2,337)					32	(2,305)
Research & development	(458)	10	1			2	(445)
Other income	53			(3)		(6)	44
Other expense	(88)		1	30	15		(42)

The following are adjustments to arrive at Core Income before taxes
Other financial income and expense	(48)					21	(27)

(1)
Amortization of intangible assets: Cost of goods sold includes recurring amortization of acquired rights to in-market products and other production-related intangible assets; Research & development includes the recurring amortization of acquired rights for technology platforms.

(2)
Impairments: Research & development and Other expense include impairment charges related to intangible assets.

(3)
Restructuring items: Cost of goods sold includes net restructuring charges related to the Novartis Group-wide rationalization of manufacturing sites, Other income and Other expense include restructuring income and charges and related items.

(4)
Legal items: Other expense includes a legal settlement provision.

(5)
Other items: Sales, general and administration includes charges for transforming information technology and finance processes. Research & development includes non capitalized costs for the U.S.; Other income includes a gain from a Swiss pension plan amendment; Other financial income and expense include an expense related to devaluation losses in Venezuela due to foreign exchange losses on intra-group payables.

(6)
Taxes on the adjustments between IFRS and core results take into account, for each individual item included in the adjustment, the tax rate that will finally be applicable to the item based on the jurisdiction where the adjustment will finally have a tax impact. Generally, this results in amortization and impairment of intangible assets and acquisition-related restructuring and integration items having a full tax impact. There is usually a tax impact on other items, although this is not always the case for items arising from legal settlements in certain jurisdictions. Due to these factors and the differing effective tax rates in the various jurisdictions, the tax on the total adjustments of $1.1 billion to arrive at the core results before tax amounts to $137 million. The average tax rate on the adjustments is 12.3%.

5.B. LIQUIDITY AND CAPITAL RESOURCES

        Our sources of funds have consisted principally of cash flow from operations and bank debt and other financial liabilities to Novartis. Our uses of those funds (other than for operations) have consisted principally of investments in our growth plan, capital expenditures, cash paid for acquisitions and associated expenses and other obligations.

        We believe that we have adequate liquidity to meet our needs. At September 30, 2018, we had cash and cash equivalents of $139 million, compared to $172 million at December 31, 2017. At September 30, 2018 we had current financial debt of $115 million, compared to $111 million at December 31, 2017, consisting of bank and other financial debt and other financial liabilities to Novartis, and non-current financial debt of $87 million at September 30, 2018, compared to $84 million at December 31, 2017, consisting of finance lease obligations.

        To the extent that future sales (if any) are generated by our subsidiaries and not directly by us, we would be dependent on dividends, other payments or loans from our subsidiaries. Some of our subsidiaries may be subject to legal requirements of their respective jurisdictions of organization that may restrict their paying dividends or other payments, or making loans, to us.

        In connection with the completion of the spin-off, we expect to incur $3.5 billion in indebtedness (the "New Debt") and, as of the completion of the spin-off, we expect to have $            of outstanding non-current financial debt and $            of outstanding current financial debt, and approximately $0.5 billion of cash and cash equivalents. Such indebtedness and the related interest expenses associate with such debt, expected to be between $140 million and $160 million per year, are not reflected in our combined financial statements.

        Potential future uses of our liquidity include capital expenditures, acquisitions, debt repayments and other general corporate purposes.

        The following tables summarize Alcon cash flow and net debt.

($ millions)	Nine months ended September 30, 2018	Nine months ended September 30, 2017
Net cash flows from operating activities	914	757
Net cash flows used in investing activities	(461)	(363)
Net cash flows used in financing activities	(483)	(417)
Effect of exchange rate changes on cash and cash equivalents	(3)	(3)

Net change in cash and cash equivalents	(33)	(26)
Change in current and non-current financial debts	5	48
Change in other financial receivables from Novartis Group	(38)	23
Change in other financial liabilities to Novartis Group	(12)	5

Change in net liquidity/(debt)	(78)	50
Net liquidity/(debt) at January 1	42	(72)

Net debt at September 30	(36)	(22)

        Net cash flows from operating activities amounted to $914 million in the first nine months of 2018, compared to $757 million in the prior year period. The increase was mainly driven by favorable working capital changes, and higher net income adjusted for non-cash items and other adjustments.

        Net cash flows used in investing activities amounted to $461 million in the first nine months of 2018, compared to $363 million in the prior year period. The current year period includes cash outflows of $135 million for the purchase of intangible assets, which include software investments, and $316 million for the purchase of property, plant and equipment.

        Net cash flows used in financing activities amounted to $483 million in the first nine months of 2018, compared to $417 million in the prior year period. The current year period mainly includes $538 million for movements of financing provided to Novartis, compared to $330 million of such cash outflows in the prior year period.

($ millions)	2017	2016	2015
Net cash flows from operating activities	1,218	1,245	1,370
Net cash flows used in investing activities	(679)	(843)	(538)
Net cash flows used in financing activities	(539)	(435)	(828)
Effect of exchange rate changes on cash and cash equivalents	10	(90)	(35)

Net change in cash and cash equivalents	10	(123)	(31)
Change in current and non-current financial debts	100	38	(101)
Change in other financial receivables from Novartis Group	24	13	26
Change in other financial liabilities to Novartis Group	(20)	(11)	13

Change in net liquidity/(debt)	114	(83)	(93)
Net liquidity/(debt) at January 1	(72)	11	104

Net liquidity/(debt) at December 31	42	(72)	11

Cash flow

2017 compared to 2016

        Net cash flows from operating activities amounted to $1.2 billion in 2017, broadly in line with prior year.

        Net cash flows used in investing activities amounted to $679 million in 2017. This amount included cash outflows of $415 million for the purchase of property, plant and equipment, $197 million for intangible, financial and other non-current assets, and $70 million for acquisitions of businesses, net (including the ClarVista Medical, Inc. acquisition). In 2016, net cash flows used in investing activities amounted to $843 million.

        Net cash flows used in financing activities amounted to $539 million in 2017, compared to $435 million in 2016. The 2017 amount includes mainly cash outflows of $424 million for movements of financing provided to Novartis compared to $396 million of such cash outflows in 2016.

2016 compared to 2015

        Net cash flows from operating activities amounted to $1.2 billion in 2016, compared to $1.4 billion in the prior year period, mainly driven by a decline in sales and higher investments behind the Alcon growth plan.

        Net cash flows used in investing activities amounted to $843 million in 2016. This amount includes cash outflows of $444 million for the purchase of property, plant and equipment, $96 million for intangible, financial and other non-current assets, and $303 million for acquisitions of businesses, net (including the Transcend Medical, Inc. acquisition). In 2015, net cash flows used in investing activities amounted to $538 million.

        Net cash flows used in financing activities amounted to $435 million in 2016, compared to $828 million in 2015. The 2016 amount includes cash outflows of $396 million for movements of financing provided to Novartis, compared to $835 million of such cash outflows in 2015.

Net debt/liquidity

        Net liquidity/(debt) constitutes a non-IFRS financial measure, which means that it should not be interpreted as a measure determined under IFRS. Net liquidity/(debt) is presented as additional information as it is a useful indicator of Alcon ability to pay dividends, to meet financial commitments and to invest in new strategic opportunities, including strengthening its balance sheet.

        Alcon net liquidity/(debt) at September 30, 2018 and December 31, 2017 consists of:

($ millions)	At September 30, 2018	At December 31, 2017	Change
Current financial debt	(57)	(65)	8
Other financial receivables from Novartis Group	27	65	(38)
Other financial liabilities to Novartis Group	(58)	(46)	(12)
Non-current financial debt	(87)	(84)	(3)

Total financial debt	(175)	(130)	(45)

Less liquidity
Cash and cash equivalents	139	172	(33)

Total liquidity	139	172	(33)

Net (debt)/liquidity	(36)	42	(78)

        Alcon liquidity amounted to $139 million at September 30, 2018 compared to $172 million at December 31, 2017, and the total of the non-current and current financial debt, and other net financial liabilities/receivables from Novartis Group, amounted to $175 million at September 30, 2018, compared to $130 million at December 31, 2017. Net debt increased to $36 million at September 30, 2018 compared to net liquidity of $42 million at December 31, 2017.

        Alcon net liquidity/(debt) at December 31, 2017, 2016 and 2015 consists of:

2017 compared to 2016

($ millions)	At December 31, 2017	At December 31, 2016	Change
Current financial debt	(65)	(170)	105
Other financial receivables from Novartis Group	65	41	24
Other financial liabilities to Novartis Group	(46)	(26)	(20)
Non-current financial debt	(84)	(79)	(5)

Total financial debt	(130)	(234)	104

Less liquidity
Cash and cash equivalents	172	162	10

Total liquidity	172	162	10

Net liquidity/(debt)	42	(72)	114

        Total financial debt, consisting of total non-current and current financial debt and other net financial receivables from Novartis Group, amounted to $130 million at December 31, 2017, compared to $234 million at December 31, 2016.

        Current financial debt, which mainly consists of bank overdraft and other short-term borrowings, decreased by $105 million in 2017 to $65 million at December 31, 2017, from $170 million at December 31, 2016.

        Other financial receivables from Novartis Group at December 31, 2017 was $65 million, compared to $41 million in the prior year. Other financial liabilities to Novartis Group at December 31, 2017 was $46 million, compared to $26 million in the prior year.

        Non-current financial debt at December 31, 2017 was $84 million and remained substantially in line with the prior year non-current financial debt of $79 million at December 31, 2016.

        Alcon net liquidity amounted to $42 million at December 31, 2017 compared to a net debt of $72 million at December 31, 2016.

2016 compared to 2015

($ millions)	At December 31, 2016	At December 31, 2015	Change
Current financial debt	(170)	(212)	42
Other financial receivables from Novartis Group	41	28	13
Other financial liabilities to Novartis Group	(26)	(15)	(11)
Non-current financial debt	(79)	(75)	(4)

Total financial debt	(234)	(274)	40
Less liquidity
Cash and cash equivalents	162	285	(123)

Total liquidity	162	285	(123)

Net (debt)/liquidity	(72)	11	(83)

        Total financial debt, consisting of total non-current and current financial debt, and other net financial receivables from Novartis Group, amounted to $234 million at December 31, 2016, compared to $274 million at December 31, 2015.

        Current financial debt, which mainly consists of bank overdraft and other short-term borrowings, decreased by $42 million to $170 million at December 31, 2016, from $212 million at December 31, 2015.

        Other financial receivables from Novartis Group at December 31, 2016 was $41 million, compared to $28 million in the prior year. Other financial liabilities to Novartis Group at December 31, 2016 was $26 million, compared to $15 million in the prior year.

        Non-current financial debt at December 31, 2016 was $79 million and remained substantially in line with the prior year non-current financial debt of $75 million at December 31, 2015.

        Alcon net debt amounted to $72 million at December 31, 2016, as compared to net liquidity of $11 million at December 31, 2015.

LIQUIDITY AND FINANCIAL DEBT BY CURRENCY

        The following table provides a breakdown of liquidity and financial debt by currency as of December 31, 2017 and 2016:

	Liquidity in % 2017(1)	Liquidity in % 2016(1)	Financial debt in % 2017(2)	Financial debt in % 2016(2)
USD	25	39	57	32
EUR	46	38	1	1
CHF	6	2
JPY	1
Other	22	21	42	67

Total	100	100	100	100

(1)
Liquidity includes cash and cash equivalents and time deposits.

(2)
Financial debt includes non-current and current financial debt.

EFFECTS OF CURRENCY FLUCTUATIONS

        We prepare our combined financial statements in U.S. dollars. As a result, fluctuations in the exchange rates between the U.S. dollar and other currencies can have a significant effect on both Alcon results of operations as well as on the reported value of our assets, liabilities and cash flows. This in turn may significantly affect reported earnings (both positively and negatively) and the comparability of period-to-period results of operations.

        For purposes of our combined balance sheets, we translate assets and liabilities denominated in other currencies into U.S. dollars at the prevailing market exchange rates as of the relevant balance sheet date. For purposes of Alcon combined income statements and statements of cash flows, revenue, expense and cash flow items in local currencies are translated into U.S. dollars at average exchange rates prevailing during the relevant period. As a result, even if the amounts or values of these items remain unchanged in the respective local currency, changes in exchange rates have an impact on the amounts or values of these items in our combined financial statements.

        There is also a risk that certain countries could devalue their currency. If this occurs, then it could impact the effective prices we would be able to charge for our products and also have an adverse impact on both our combined income statement and balance sheet. Alcon is exposed to a potential adverse devaluation risk on its intercompany funding and total investment in certain subsidiaries operating in countries with exchange controls.

        The most significant country in this respect is Venezuela, where we incurred significant foreign exchange losses in 2016 and 2015.

        Argentina became hyperinflationary effective January 1, 2018, requiring implementation of hyperinflation accounting as of January 1, 2018. See Note 3 to our unaudited condensed combined interim financial statements provided elsewhere in this Form 20-F.

        The following table sets forth the foreign exchange rates of the U.S. dollar against key currencies used for foreign currency translation when preparing our combined financial statements:

	Average for 9M			Nine months ended September 30,
($ per unit unless indicated otherwise)	2018	2017	Change in %	2018	2017	Change in %
AUD	0.758	0.766	(1)	0.722	0.784	(8)
BRL	0.280	0.315	(11)	0.249	0.314	(21)
CAD	0.777	0.766	1	0.768	0.804	(4)
CHF	1.029	1.017	1	1.024	1.031	(1)
CNY	0.154	0.147	5	0.145	0.150	(3)
EUR	1.195	1.113	7	1.163	1.180	(1)
GBP	1.352	1.275	6	1.307	1.342	(3)
JPY (100)	0.912	0.893	2	0.882	0.888	(1)
RUB (100)	1.632	1.716	(5)	1.523	1.725	(12)

	Average for year			Year-end
($ per unit unless indicated otherwise)	2017	2016	Change in %	2017	2016	Change in %
AUD	0.766	0.744	3	0.779	0.722	8
BRL	0.313	0.288	9	0.302	0.307	(2)
CAD	0.771	0.755	2	0.797	0.741	8
CHF	1.016	1.015	0	1.024	0.978	5
CNY	0.148	0.151	(2)	0.154	0.144	7
EUR	1.129	1.107	2	1.195	1.051	14
GBP	1.288	1.355	(5)	1.347	1.227	10
JPY (100)	0.892	0.922	(3)	0.888	0.854	4
RUB (100)	1.715	1.498	14	1.734	1.648	5

	Average for year			Year-end
($ per unit unless indicated otherwise)	2016	2015	Change in %	2016	2015	Change in %
AUD	0.744	0.753	(1)	0.722	0.731	(1)
BRL	0.288	0.305	(6)	0.307	0.253	21
CAD	0.755	0.784	(4)	0.741	0.721	3
CHF	1.015	1.040	(2)	0.978	1.011	(3)
CNY	0.151	0.159	(5)	0.144	0.154	(6)
EUR	1.107	1.110	0	1.051	1.093	(4)
GBP	1.355	1.529	(11)	1.227	1.483	(17)
JPY (100)	0.922	0.826	12	0.854	0.831	3
RUB (100)	1.498	1.649	(9)	1.648	1.362	21

Currency impact on key figures

        The following table provides a summary of the currency impact on key company figures due to their conversion into U.S. dollars, Alcon reporting currency, of the financial data from entities reporting in non-U.S. dollars.

        Constant currency (cc) calculations apply the exchange rates of the prior year to the current year financial data for entities reporting in non-U.S. dollars.

	Change in constant currencies % September 30, 2018	Change in $ % 2018	Percentage point currency impact 2018
Net sales	6	7	1
Operating loss	nm	nm	nm
Net loss	nm	nm	nm
Core operating income	15	17	2
Core net income	14	15	1

	Change in constant currencies % 2017	Change in $ % 2017	Percentage point currency impact 2017	Change in constant currencies % 2016	Change in $ % 2016	Percentage point currency impact 2016
Net sales	3	3	0	(1)	(2)	(1)
Operating (loss)/income	nm	nm	nm	(85)	(98)	(13)
Net income/(loss)	nm	nm	nm	nm	nm	nm
Core operating income	(1)	(4)	(3)	(21)	(25)	(4)
Core net income	2	(2)	(4)	(24)	(28)	(4)

FREE CASH FLOW

        Alcon defines free cash flow as net cash flows from operating activities less cash flow associated with the purchase or sale of property, plant and equipment. For further information about the free cash flow measure, which is a non-IFRS measure, see "—5.A Operating Results—Non-IFRS measures as defined by the Company—Free Cash Flow" above. The following is a summary of Alcon free cash flow for the nine months ended September 30, 2018 and 2017, and for 2017, 2016 and 2015, together with a reconciliation to net cash flows from operating activities, the most directly comparable IFRS measure:

($ millions)	Nine months ended September 30, 2018	Nine months ended September 30, 2017
Net cash flows from operating activities	914	757
Purchase of property, plant & equipment	(316)	(215)

Free cash flow	598	542

        The following table sets forth a reconciliation of net loss to net cash flows from operating activities:

($ millions)	Nine months ended September 30, 2018	Nine months ended September 30, 2017
Net loss	(154)	(73)
Adjustments to reconcile net income/(loss) to net cash flows from operating activities
Depreciation, amortization and impairments	1,287	1,001
Non-cash change in provisions and other non-current liabilities	(23)	26
Losses on disposal and other adjustments on property, plant & equipment, intangible, financial and other non-current assets, net	3	20
Net financial expense	40	39
Taxes	(59)	14
Interest received	1
Interest paid	(7)	(11)
Other financial payments	(22)	(17)
Taxes paid	(61)	(71)
Net payments out of provisions and other net cash movements in non-current liabilities	(66)	(47)
Change in net current assets and other operating cash flow items	(25)	(124)

Net cash flows from operating activities	914	757

        Free cash flow amounted to $598 million in the first nine months of 2018, compared to $542 million in the prior year period, mainly driven by higher cash flows from operating activities, partly offset by higher investments in property plant and equipment.

($ millions)	2017	2016	2015
Net cash flows from operating activities	1,218	1,245	1,370
Purchase of property, plant & equipment	(415)	(444)	(446)

Free cash flow	803	801	924

        The following table sets forth a reconciliation of net income/(loss) to net cash flows from operating activities:

($ millions)	2017	2016	2015
Net income/(loss)	256	(170)	308
Adjustments to reconcile net income/(loss) to net cash flows from operating activities
Depreciation, amortization and impairments	1,334	1,289	1,260
Non-cash change in provisions and other non-current liabilities	75	64	126
Losses on disposal and other adjustments on property, plant & equipment, intangible, financial and other non-current assets, net	41	10	15
Net financial expense	50	123	66
Taxes	(383)	57	43
Interest received		1	1
Interest paid	(13)	(21)	(15)
Other financial payments	(22)	(31)	(28)
Taxes paid	(84)	(150)	(164)
Net payments out of provisions and other net cash movements in non-current liabilities	(72)	(108)	(91)
Change in net current assets and other operating cash flow items	36	181	(151)

Net cash flows from operating activities	1,218	1,245	1,370

2017 compared to 2016

        In 2017, free cash flow amounted to $803 million compared to $801 million in 2016, as lower cash flows from operating activities was more than offset by lower investments in property, plant and equipment.

2016 compared to 2015

        In 2016, free cash flow amounted to $801 million compared to $924 million in 2015. The decrease of $123 million was mainly driven by lower cash flow from operating activities as a result of a decline in sales and higher investments behind the Alcon growth plan.

CONDENSED COMBINED BALANCE SHEETS

($ millions)	Sep 30, 2018	Dec 31, 2017	Change
Assets
Property, plant & equipment	2,679	2,560	119
Goodwill	8,895	8,895
Intangible assets other than goodwill	10,534	11,541	(1,007)
Financial, deferred tax assets and other non-current assets	1,056	1,105	(49)

Total non-current assets	23,164	24,101	(937)

Inventories	1,448	1,303	145
Trade receivables	1,285	1,345	(60)
Other current assets	447	467	(20)
Cash and cash equivalents	139	172	(33)

Total current assets	3,319	3,287	32

Total assets	26,483	27,388	(905)

Invested capital and liabilities
Invested capital	22,282	23,029	(747)

Financial debts	87	84	3
Other non-current liabilities	2,293	2,497	(204)

Total non-current liabilities	2,380	2,581	(201)

Trade payables	663	615	48
Financial debts	57	65	(8)
Other current liabilities	1,101	1,098	3

Total current liabilities	1,821	1,778	43

Total liabilities	4,201	4,359	(158)

Total invested capital and liabilities	26,483	27,388	(905)

        Total non-current assets of $23.2 billion at September 30, 2018 decreased by $937 million compared to December 31, 2017.

        Property, plant and equipment increased by $119 million to $2.7 billion, mainly due to additions behind vision care capacity expansion.

        Goodwill remained unchanged at $8.9 billion.

        Total current assets of $3.3 billion at September 30, 2018 increased by $32 million, compared to December 31, 2017, mainly due to an increase in inventories of $145 million, partially offset by a decrease in other current assets of $20 million, in trade receivables of $60 million and in cash and cash equivalents of $33 million.

        There is also a risk that certain countries could devalue their currency. Currency exposures are described in more detail under the "Effects of currency fluctuation" section above.

        Other non-current liabilities that include deferred tax liabilities of $1.5 billion and provisions and other non-current liabilities of $775 million amounted to $2.3 billion at September 30, 2018, compared to $2.5 billion at December 31, 2017. The decrease of $204 million was primarily due to a decrease in deferred tax liability of $122 million and in provisions and other non-current liabilities of $82 million.

        Alcon believes that its total provisions are adequate based upon currently available information. However, given the inherent difficulties in estimating liabilities in this area, Alcon may incur additional costs beyond the amounts provided. Management believes that such additional amounts, if any, would not be material to the financial condition of Alcon but could be material to the results of operations or cash flows in a given period.

        Trade payables and other current liabilities increased by $51 million in the first nine months of 2018 to $1.8 billion at September 30, 2018

        Current income tax liabilities increased by $29 million to $134 million at September 30, 2018, primarily due to the impact of tax benefits that expired at the end of 2017. While there is some uncertainty about the final taxes to be assessed in the major countries in which we operate, we believe that our estimated amounts for current income tax liabilities, including any amounts related to any uncertain tax positions, are appropriate based on currently known facts and circumstances.

        In our key countries, Switzerland and the U.S., assessments have been agreed by the tax authorities up to 2017 in Switzerland and up to 2012 in the U.S.

        Alcon liquidity amounted to $139 million at September 30, 2018 compared to $172 million at December 31, 2017. Alcon total financial debt amounted to $175 million at September 30, 2018 compared to $130 million at December 31, 2017 and net debt was $36 million at September 30, 2018 compared to a net liquidity of $42 million at December 31, 2017.

($ millions)	Dec 31, 2017	Dec 31, 2016	Change
Assets
Property, plant & equipment	2,560	2,291	269
Goodwill	8,895	8,893	2
Intangible assets other than goodwill	11,541	12,372	(831)
Financial, deferred tax assets and other non-current assets	1,105	1,165	(60)

Total non-current assets	24,101	24,721	(620)

Inventories	1,303	1,207	96
Trade receivables	1,345	1,240	105
Other current assets	467	410	57
Cash and cash equivalents	172	162	10

Total current assets	3,287	3,019	268

Total assets	27,388	27,740	(352)

Invested capital and liabilities
Invested capital	23,029	23,012	17

Financial debts	84	79	5
Other non-current liabilities	2,497	2,984	(487)

Total non-current liabilities	2,581	3,063	(482)

Trade payables	615	516	99
Financial debts	65	170	(105)
Other current liabilities	1,098	979	119

Total current liabilities	1,778	1,665	113

Total liabilities	4,359	4,728	(369)

Total invested capital and liabilities	27,388	27,740	(352)

        Total non-current assets of $24.1 billion at December 31, 2017 decreased by $620 million compared to December 31, 2016. Intangible assets other than goodwill decreased by $831 million in 2017, mainly due to amortization and impairment charges totaling $1.1 billion partially offset by additions and impacts of business combinations of $260 million. Property, plant and equipment increased by $269 million, mainly due to additions of $476 million driven by vision care capacity expansion projects, partially offset by depreciations of $215 million. Goodwill remained unchanged at $8.9 billion. Financial, deferred tax assets and other non-current assets were broadly in line with prior year-end.

        Total current assets increased by $268 million to $3.3 billion at December 31, 2017 as compared to $3.0 billion at December 31, 2016, mainly due to an increase in trade receivables of $105 million, in inventories of $96 million and in other current assets of $57 million.

        Based on our current incurred loss provisioning approach, we consider that our doubtful debt provisions are adequate. However, we intend to continue to monitor the level of trade receivables in Greece, Italy, Portugal, Spain, Brazil, Russia, Turkey and Saudi Arabia. Should there be a substantial deterioration in our economic exposure with respect to those countries, we may increase our level of provisions by moving to an expected loss provisioning approach or may change the terms of trade on which we operate.

        The majority of the outstanding trade receivables from these closely monitored countries are due directly from local governments or from government-funded entities except for Russia Brazil and Turkey, which are due from private entities. The gross trade receivables from these countries at December 31, 2017 amount to $228 million ($286 million at December 31, 2016), of which $19 million are past due for more than one year ($17 million at December 31, 2016) and for which provisions of $24 million have been recorded ($22 million at December 31, 2016). At December 31, 2017, amounts past due for more than one year are not significant in any of these countries.

        The following table provides an overview of our aging analysis of our trade receivables as of December 31, 2017 and 2016:

($ millions)	2017	2016
Not overdue	1,082	1,081
Past due for not more than one month	119	59
Past due for more than one month but less than three months	77	58
Past due for more than three months but less than six months	46	35
Past due for more than six months but less than one year	31	24
Past due for more than one year	67	38
Provisions for doubtful trade receivables	(77)	(55)

Total trade receivables, net	1,345	1,240

        There is also a risk that certain countries could devalue their currency. Currency exposures are described in more detail under the "Effects of currency fluctuation" section above.

        Other non-current liabilities that include deferred tax liabilities of $1.6 billion and provisions and other non-current liabilities of $857 million amounted to $2.5 billion at December 31, 2017, compared to $3.0 billion at December 31, 2016. The decrease of $487 million was primarily due to a decrease in deferred tax liability of $544 million.

        Alcon believes that its total provisions are adequate based upon currently available information. However, given the inherent difficulties in estimating liabilities in this area, Alcon may incur additional costs beyond the amounts provided. Management believes that such additional amounts, if any, would not be material to our financial condition but could be material to the results of operations or cash flows in a given period.

        Trade payables and other current liabilities increased by $218 million in 2017 to $1.7 billion at December 31, 2017, mainly driven by an increase in trade payables and in accruals.

        Current income tax liabilities increased by $30 million in 2017 to $105 million at December 31, 2017, primarily due to a tax settlement. While there is some uncertainty about the final taxes to be assessed in the major countries in which we operate, we believe that our estimated amounts for current income tax liabilities, including any amounts related to any uncertain tax positions, are appropriate based on currently known facts and circumstances.

        In our key countries, Switzerland and the U.S., assessments have been agreed by the tax authorities up to 2017 in Switzerland and up to 2012 in the U.S.

        Alcon liquidity amounted to $172 million at December 31, 2017 compared to $162 million at December 31, 2016. Alcon total financial debt amounted to $130 million at December 31, 2017 compared to $234 million at December 31, 2016 and net liquidity was $42 million at December 31, 2017 compared to a net debt of $72 million at December 31, 2016.

5.C. RESEARCH AND DEVELOPMENT, PATENTS AND LICENSES, ETC.

        Alcon research and development spending totaled $584 million, $499 million and $458 million for the years 2017, 2016 and 2015, respectively. As described in the "Risk Factors" section and elsewhere in this Form 20-F, we are subject to varying degrees of governmental regulation in the countries in which we operate, which makes the process of developing new products and obtaining necessary regulatory marketing authorization lengthy, expensive and uncertain. See "Item 3. Key Information—3.D Risk Factors". For further information on Alcon research and development policies and additional product information, as well as a description of the regulatory approval process, see "Item 4. Information on the Company—4.B Business Overview".

5.D. TREND INFORMATION

        Please see "—5. A Operating Results—Opportunity and risk summary" and "Item 4. Information on the Company—4.B Business Overview" for trend information.

5.E. OFF-BALANCE SHEET ARRANGEMENTS

        We have no uncombined special purpose financing or partnership entities or other off balance sheet arrangements that have or are reasonably likely to have a current or future effect on our financial condition, changes in financial condition, revenues or expenses, results of operations, liquidity, capital expenditures or capital resources, that is material to investors. See also Note 22 to our combined financial statements included elsewhere in this Form 20-F and matters described in "—5.F Aggregate contractual obligations".

5.F. AGGREGATE CONTRACTUAL OBLIGATIONS

        The following table summarizes Alcon contractual obligations and other commercial commitments at December 31, 2017, as well as the effect these obligations and commitments are expected to have on Alcon liquidity and cash flow in future periods, on:

  •
  an actual basis; and

  •
  a pro forma basis to give effect to our incurrence of $3.5 billion in New Debt in connection with the spin-off.

Actual

	Payments due by period
($ millions)	Total	1 year	2 - 3 years	4 - 5 years	After 5 years
Non-current financial debt, including current portion	76	N/A	N/A	N/A	76
Interest on non-current financial debt, including current portion	105	1	7	13	84
Operating leases	121	39	43	32	7
Unfunded pensions and other post-employment benefit plans	406	22	47	49	288
Research & development potential milestone commitments	257	19	70	168

Total contractual cash obligations	965	81	167	262	455

Pro Forma

Payments due by period
($ millions)	Total	1 year	2 - 3 years	4 - 5 years	After 5 years
Non-current financial debt, including current portion
Interest on non-current financial debt, including current portion
Operating leases
Unfunded pensions and other post-employment benefit plans
Research & development potential milestone commitments

Total contractual cash obligations

        For other contingencies, see "Item 4. Information on the Company—4.D Property, Plants and Equipment—Environmental Matters", "Item 8. Financial Information—8.A Combined Statements and Other Financial Information" and Notes 16 and 23 to our combined financial statements included elsewhere in this Form 20-F.

ITEM 6.    DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

6.A. DIRECTORS AND SENIOR MANAGEMENT

        Alcon is currently part of the Novartis Group and does not have its own Executive Committee. The named directors of Alcon for the purpose of the Swiss commercial register are employees of Novartis and most of whom will not be members of the Alcon Board ("Directors") following the spin-off.

        Following the spin-off, Alcon, as an independent public company, will have a separate Board of Directors and Executive Committee.

        This section introduces the anticipated Directors and members of the Executive Committee of Alcon ("ECA") following the spin-off, to the extent the determination of the individuals anticipated to hold such positions has been finalized. Such determinations regarding the other anticipated members of both groups are not yet finalized, and even for those individuals identified below, unexpected circumstances could change these determinations either prior to or after the spin-off.

        None of the currently anticipated Directors or members of the ECA are or have been during the past five years subject to any convictions for finance or business-related crimes or to legal proceedings (excluding legal proceedings relating to traffic violations or similar minor violations) against them by statutory or regulatory authorities (including designated professional associations) that are continuing or have been concluded with a sanction.

Directors

        Prior to the date of the spin-off, Novartis, as the sole shareholder of Alcon, will elect the Directors for the period from the spin-off until the 2020 Annual General Meeting of shareholders of Alcon (expected to take place approximately one year following the date of the spin-off). Currently, it is expected that Novartis will elect F. Michael Ball as Chairman of the Alcon Board and David J. Endicott as a Director. Messrs. Ball and Endicott are currently working for Novartis as the Chairman Designate of Alcon (the "Chairman Designate") and the Chief Executive Officer of the Alcon Division, respectively. Their biographies are included below.

        The other future Directors will be included in future filings of this Form 20-F, when the determination with respect to such individuals have been finalized.

F. Michael Ball, Chairman Designate

  Year of birth: 1955

        F. Michael Ball held the position of Chief Executive Officer of the Alcon Division and served as a member of the Novartis Executive Committee from February 1, 2016 until June 30, 2018. He previously served as Chief Executive Officer of Hospira, Inc. from 2011 to 2015. Prior to that, Mr. Ball held a number of senior leadership positions at Allergan, Inc., including President from 2006 to 2011. Before joining Allergan, Inc. in 1995, he held roles of increasing responsibility in marketing and sales at Syntex Corporation and Eli Lilly & Co. He began his career in the healthcare industry in 1981.

        Mr. Ball has served on the board of directors of several companies, including Kythera Biopharmaceuticals Inc., Hospira, IntraLase Corp. and sTec Inc.. He holds a Bachelor of Science and a Master of Business Administration from Queen's University in Canada.

David J. Endicott, Chief Executive Officer

  Year of birth: 1965

        David J. Endicott is the Chief Executive Officer of the Alcon Division. He joined the Alcon Division in July 2016 as President, Commercial & Innovation, and Chief Operating Officer. Prior to joining the Alcon Division in 2016, Mr. Endicott was President of Hospira Infusion Systems, a Pfizer company. Before joining Hospira, Mr. Endicott served as an officer and executive committee member of Allergan, Inc. where he spent more than 25 years of his career in leadership roles across Europe, Asia and Latin America, as well as the U.S.

        Mr. Endicott has served on the board of directors of AdvaMed, Zeltiq and Orexigen. He holds an undergraduate degree in Chemistry from Whitman College and a Master's degree in Business Administration from the University of Southern California, both in the United States.

Senior Management

        Prior to the date of the spin-off, Novartis will appoint the members of the ECA. Immediately prior to the date of the spin-off, the future Alcon Board will formally confirm the members of the ECA.

        Below are the biographies of the officers of the Alcon Division who are currently expected to become members of the ECA in connection with the spin-off, with the exception of David J. Endicott,

the Chief Executive Officer of the Alcon Division, whose biography is included above under "Directors". There may be changes to those expected to become members of the ECA, either as a result of changes to ECA positions or position incumbents prior to the date of the spin-off, and the members of the ECA at the time of the spin-off cannot be known with certainty until the spin-off occurs. Changes, if any, made prior to the date the spin-off occurs will be identified in future filings of this Form 20-F, when such information becomes available.

David Murray, Chief Financial Officer

  Year of birth: 1963

        David Murray is the Chief Financial Officer of the Alcon Division and a member of the Alcon Executive Leadership Team. Mr. Murray joined the Alcon Division in September 2015 following several financial leadership positions with Novartis. Prior to joining the Alcon Division, Mr. Murray most recently served as the Division Chief Financial Officer for Novartis Vaccines & Diagnostics in Boston. His previous roles at Novartis include Head Global Business Planning & Analysis and Financial Operations for the Pharma Division (Basel), Country Chief Financial Officer Novartis Spain (Barcelona), Vice President Finance General Medicines U.S. (New Jersey) and Global Head of Finance Mature Products (Basel).

        Prior to joining Novartis in 2001, Mr. Murray held finance and commercial leadership roles at General Motors, Avis Europe, Swiss Bank Corporation and British Petroleum.

        Mr. Murray holds a Master's degree in Economics and Accounting from Aberdeen University, Scotland, and is a Fellow of the Chartered Institute of Management Accountants (FCMA).

Michael Onuscheck, President Global Businesses and Innovation

  Year of birth: 1966

        Michael Onuscheck is the President—Global Businesses and Innovation of the Alcon Division as of October 15, 2018. Mr. Onuscheck joined the Alcon Division in January 2015, as President and General Manager of the Global Surgical franchise. He joined the Alcon Division from Boston Scientific, where he spent 10 years in leadership positions of increasing responsibility. Prior to joining the Alcon Division, Mr. Onuscheck most recently held the position of President of Boston Scientific, overseeing the company's business operations in Europe and Russia. He previously served as Senior Vice President and President of Boston Scientific's Neuromodulation division, with responsibility for research and development, manufacturing, marketing, sales, clinical research and customer service.

        Prior to joining Boston Scientific, Mr. Onuscheck held a variety of management positions at Medtronic in spinal reconstructive surgery and stereotactic image guided surgery, and various sales and marketing positions for Pfizer.

        Mr. Onuscheck earned his degree in Business Administration and Psychology from Washington and Jefferson College in the U.S.

Leon Sergio Duplan Fraustro, President North America

  Year of birth: 1967

        Sergio Duplan is President—North America of the Alcon Division, overseeing the United States and Canada markets. He leads about 3,000 associates across these two unique markets and the surgical and vision care franchises of the Alcon Division. He is a member of the Alcon Executive Leadership Team and a board member of The Alcon Foundation.

        Mr. Duplan began his career with Novartis in 2004, as Vice President of Sales in General Medicines, in Mexico. Soon, he was promoted to Head of Marketing and Sales for Latin America, General Medicines, Pharma. In 2008, he became Country Pharma Organization Head and Country President of Novartis Mexico. Mr. Duplan joined the Alcon Division in August 2012.

        Prior to his current role, Mr. Duplan was President of Latin America and Canada for the Alcon Division for three years, where he led the entire Alcon business across 15 unique markets. He was appointed to his current role in August 2015.

        Prior to joining Novartis, Mr. Duplan held several positions of increasing responsibility in Sales, Finance and Country Management at Procter & Gamble and Eli Lilly & Co.

        Mr. Duplan holds a Bachelor's in Industrial Engineering from Universidad Iberoamericana in Mexico and a Master of Business Administration from The Wharton School at the University of Pennsylvania in the U.S.

Ian Bell, President International

  Year of birth: 1970

        Ian Bell is the President—International of the Alcon Division as of October 15, 2018, overseeing the Europe, Russia, Middle East and Africa, Asia Pacific, Japan and Latin America and Caribbean markets. He joined the Alcon Division in March 2016 as President of Europe, Middle East and Africa ("EMEA"). Mr. Bell brings more than 20 years of experience in the medical device and pharmaceutical industries. Mr. Bell joined the Alcon Division from Hospira, where he served as Corporate Vice President and President of the EMEA region.

        Prior to his work at Hospira, Mr. Bell was Corporate Vice President and President of Allergan, Inc.'s Asia Pacific region, based in Singapore, from 2008 to 2014. Mr. Bell joined Allergan, Inc. in 2005 as Vice President and Managing Director of its neurosciences division for the EMEA region.

        Mr. Bell began his career at GlaxoSmithKline, where he held roles of increasing responsibility and scope in sales, marketing and strategy for more than 10 years.

        Mr. Bell was awarded the degree of Bachelor of Arts with honors in Economics from the University of York in the United Kingdom.

Laurent Attias, Head Corporate Development, Strategy, Business Development and Licensing (BD&L) and Mergers and Acquisitions (M&A)

  Year of birth: 1967

        Laurent Attias is Head of Corporate Development, Strategy, BD&L and M&A of the Alcon Division. In this role, Mr. Attias leads the development of long-term strategic plans for the surgical and vision care franchises of the Alcon Division. He is also responsible for the Alcon Division's BD&L, M&A, partnerships and alliance activities.

        Mr. Attias joined the Alcon Division in March 1994. Previously, Mr. Attias had operational responsibility for the Alcon Division's commercial and pipeline development strategy, as well as market access initiatives across the Alcon Division's surgical, pharmaceutical (currently part of Novartis Ophthalmology as a retained Novartis business) and vision care franchises, first as Senior Vice President and Head of Global Commercial Franchises and Strategy, and most recently as Senior Vice President, BD&L, M&A and Market Access.

        During his more than 20 years with the Alcon Division, Mr. Attias progressed through the Sales and Marketing organizations by defining key strategic directions for Surgical and Pharmaceutical flagship brands. Starting in 2002, Mr. Attias held the position of Vice President, Refractive Sales and Marketing, where he helped define the Alcon Division's participation in the laser refractive market.

        Mr. Attias moved to Europe in 2009 to assume the role of Alcon Division Vice President, Central & Eastern Europe, Italy and Greece. In 2010, Mr. Attias was promoted to President, EMEA. Previously, Mr. Attias served as Vice President/General Manager of Alcon Canada, an international relocation role he assumed in 2007.

        Mr. Attias holds both a Bachelor of Business Administration in Marketing and a Master of Business Administration from Texas Christian University in the U.S.

6.B. COMPENSATION

        For purposes of this Form 20-F, Alcon is required to disclose the 2017 compensation of the Directors and the members of the "2017 Alcon Specified Management", which, for purposes of this Form 20-F, means those individuals that would have been members of the ECA in 2017, if Alcon was an independent public company in 2017. The following additional information is disclosed in order to provide the reader with further context that is expected to be relevant to Alcon as a standalone public company following the spin-off:

  •
  Shareholder approval of compensation under Swiss law

  •
  Compensation disclosure requirements under Swiss law

  •
  Expected 2019 compensation following the spin-off

Compliance with Swiss Law on Shareholder Approval and Disclosure of the Directors' and ECA Members' Compensation Following the Spin-Off

        As of the first day of listing of the Alcon shares on the SIX, Alcon will be subject to the following Swiss regulations with regards to compensation of the Directors and members of the ECA:

  •
  Directive on Information Relating to Corporate Governance and its annex and commentary issued by the SIX, which sets out principles aimed at safeguarding shareholder interests, including the relationship between individual bodies of the company, the disclosure of specific information and shareholder rights

  •
  Ordinance against Excessive Compensation in Public Companies of the Swiss Federal Council ("Compensation Ordinance")

        In accordance with the Compensation Ordinance, our Articles of Incorporation are expected to provide that the Alcon shareholders at the Annual General Meeting of shareholders must, each year, vote separately on the proposals by the Alcon Board regarding:

  •
  The maximum aggregate amount of compensation for the members of the Alcon Board for the period until the next Annual General Meeting of shareholders (binding prospective vote)

  •
  The maximum aggregate amount of compensation for the members of the ECA for the next fiscal year (binding prospective vote)

  •
  The annual compensation report required by the Compensation Ordinance, which will include, among other things, disclosure of (i) the individual and aggregate compensation of the Directors, (ii) the aggregate compensation of the members of the ECA and (iii) the individual compensation of the highest paid member of the ECA (advisory retrospective vote, for the first time in 2020 to cover the 2019 fiscal year)

        The first such vote will occur in early 2019, prior to the spin-off, with Novartis voting as the sole shareholder of Alcon, to cover (i) the maximum aggregate compensation of the members of the ECA for the remainder of 2019 and the 2020 fiscal year and (ii) the maximum aggregate compensation of the members of the Alcon Board until the 2020 Annual General Meeting of shareholders. The first public vote following the spin-off will occur at the 2020 Annual General Meeting of shareholders.

Compensation of the Directors

        Information on compensation of the Alcon Board is not available for 2017 or 2018 as the Alcon Board did not exist in 2017 and the individuals serving as the named directors of Alcon in 2018 through the filing of this Form 20-F have not received any compensation in connection with such service. However, the expected compensation philosophy and benchmarking for the non-employee Directors for the period from the date of the spin-off to the 2020 Annual General Meeting of shareholders are disclosed below. Mr. Endicott will only be compensated for his role as Chief Executive Officer of Alcon, and will not receive any compensation for his service as a Director.

Philosophy and Benchmarking

        In line with market practice in Switzerland, Novartis, as the sole shareholder of Alcon, has determined to set compensation for future non-employee Directors at a level that allows for the attraction of high-caliber talent with global experience. Non-employee Directors will not receive variable compensation, underscoring their focus on corporate strategy, supervision and governance.

        The currently expected levels of compensation for the Chairman of the Alcon Board and the other non-employee Directors are in line with relevant benchmark companies, which include other Swiss-based multinational companies of comparable size, specifically: ABB, Richemont, LafargeHolcim, Schindler, Givaudan, SIKA, Lonza, SGS, Kühne & Nagel, Geberit, Adecco, Sonova, Barry Callebaut, OC Oerlikon and DKSH.

        The future Alcon Board will review the compensation of the non-employee Directors, including the Chairman of the Alcon Board, each year based on a proposal by the Compensation, Governance and Nomination Committee of the Alcon Board and on advice from its independent advisor, including relevant benchmarking information, prior to proposing such compensation for binding shareholder approval.

2019 Chairman and Other Director Annual Fee Rates

        The expected annual fee rates for the Chairman of the Alcon Board and the other non-employee Directors that will come into effect on the date of the spin-off will be included in future filings of this Form 20-F, when such information becomes available.

Other Policies Applicable to 2019 Chairman and Other Director Compensation

  •
  Up to 50% of compensation will be delivered to the non-employee Directors in cash, paid on a quarterly basis in arrears.

  •
  At least 50% of compensation will be granted in Alcon shares in two installments: one on or around the date that is six months after the date of the spin-off and the other on or around the date of the 2020 Annual General Meeting of shareholders (with the level adjusted to reflect any period that is less than a full 12 months). The shares will be delivered at their market value on the day the shares are granted. Non-employee Directors may choose to receive more than 50% of their compensation in Alcon shares instead of cash.

  •
  Non-employee Directors will bear the full cost of mandatory employee social security contributions, if any, and do not receive performance-based compensation, share options, pension or other employee benefits.

Compensation of the 2017 Alcon Specified Management and the Future Members of the ECA

2017 Compensation of the 2017 Alcon Specified Management

        Alcon is currently part of the Novartis Group and does not have its own compensation committee. Therefore, decisions about the compensation of the 2017 Alcon Specified Management to date have been made by Novartis (e.g., the Novartis Board and other members of Novartis senior management) pursuant to applicable delegations. Accordingly, the following discloses the 2017 compensation of the members of the 2017 Alcon Specified Management, as determined by Novartis. For more information about the risk management principles employed by Novartis in determining the 2017 compensation of the members of the Novartis Executive Committee, see the section entitled "Risk management principles" on page 152 of the Novartis 2017 Annual Report attached as part of Exhibit 15.8 to this Form 20-F, which section is deemed incorporated by reference herein. These principles have been adapted where required to ensure relevance to the 2017 Alcon Specified Management, however, the number and nature of topics covered under the principles remain the same.

        Following the spin-off, as an independent public company, the compensation of the members of the ECA will be determined by the Alcon Board pursuant to the regulations of the Compensation Ordinance. Therefore, the future compensation practices of Alcon may be different than the historical practices of the Novartis Group, as described below.

        Fixed Compensation and Benefits.    In 2017, each member of the 2017 Alcon Specified Management received an annual base salary, as well as pension benefits, on the same terms as other Novartis employees, determined according to local market practice.

        Annual Incentive Award.    Each member of the 2017 Alcon Specified Management was eligible in 2017 to earn an annual incentive award, with a target value equal to a percentage of base salary and a payout, based on achievement against individual and business performance criteria, of 0-200% of target. After the annual incentive payout is determined, a specified percentage, which varies by position (50% for Novartis Executive Committee members), is required to be deferred for three years in the form of Novartis restricted shares or restricted share units ("RSUs").

        For more information on the deferred portion of the 2017 annual incentives, please see the sections entitled "—Form of award" and "—Dividend rights, voting rights and settlement" on page 128 of the Novartis 2017 Annual Report attached as part of Exhibit 15.8 to this Form 20-F, which sections are deemed incorporated by reference herein.

        Long-Term Incentive Awards.    In 2017, each member of the 2017 Alcon Specified Management received a grant of Novartis performance share units ("PSUs") under each of the Novartis Long-Term Performance Plan ("LTPP") and Long-Term Relative Performance Plan ("LTRPP"). Under each of the LTPP and the LTRPP, PSUs vest after three years, with a payout of 0-200% of target, based on performance against the applicable targets.

        For more information on the LTPP, including the performance metrics, see the section entitled "Long-Term Performance Plan—2015-2017 cycle" from pages 130 to 131 of the Novartis 2017 Annual Report attached as part of Exhibit 15.8 to this Form 20-F, which sections are deemed incorporated by reference herein. Although the actual targets change from year to year, the structure, including the performance metrics, of the 2015 - 2017 and 2017 - 2019 performance cycles of the LTPP remains the same.

        For more information on the LTRPP, including the performance metrics, see the section entitled "Long-Term Relative Performance Plan—2015-2017 cycle" on page 132 of the Novartis 2017 Annual Report attached as part of Exhibit 15.8 to this Form 20-F, which section is deemed incorporated by reference herein. Although the peer group and payout matrix may change from year to year, the structure, including the performance metric of relative total shareholder return compared to companies in the Novartis global healthcare peer group, for the 2015 - 2017 and 2017 - 2019 performance cycles of the LTRPP, remains the same. For more information about the Novartis global healthcare peer group of the 2017 - 2019 performance cycle, please see the section entitled "Global Healthcare Peer Group", which is deemed incorporated by reference herein from page 123 of the Novartis 2017 Annual Report attached as part of Exhibit 15.8 to this Form 20-F.

        2017 Compensation at Grant Value for the Members of the 2017 Alcon Specified Management.    The table below discloses the total compensation paid or granted by Novartis in 2017 (1) individually for F. Michael Ball as Chief Executive Officer of the Alcon Division in 2017 and (2) in the aggregate for all other members of the 2017 Alcon Specified Management.

	Fixed Compensation and Benefits		Variable Compensation
					Long-Term Incentive 2017 - 2019 Cycle Grants at Target
							Other 2017 Compensation
	Actual Compensation Paid or Granted For 2017
					LTPP 2017 - 2019 (target value at grant date)(3)	LTRPP 2017 - 2019 (target value at grant date)(3)	Other 2017 Compensation (equity, target value at grant)(4)
(1)	2017 Annual Base Salary (cash amount)	2017 Pension Benefits (cash amount)	2017 Annual Incentive (cash amount)	2017 Annual Incentive (equity, value at grant)(2)				Other 2017 Compensation (amount)(5)	Total Compensation Paid or Granted 2017
F. Michael Ball	1,120,000	203,546	873,600	873,605	1,792,047	784,043	0	293,289	5,940,130
Other 6 Members (aggregated)	2,823,756	637,959	2,033,815	871,909	2,684,026	660,700	1,279,536	1,871,228	12,862,929

Total	3,943,756	841,505	2,907,415	1,745,514	4,476,073	1,444,743	1,279,536	2,164,517	18,803,059

(1)
All amounts included in this table are disclosed in USD and are before deduction of the social security contributions and income tax due by the member of the 2017 Alcon Specified Management.

(2)
Represents the portion of the annual incentive award that is delivered in equity (converted into USD at a rate of CHF 1.00 = USD 1.016), with the number of equity awards determined based on the closing share price on the grant date (January 18, 2018) of CHF 82.90 per Novartis share and USD 86.41 per ADR and rounded up to the nearest share.

(3)
Represents the underlying share value of the target number of PSUs granted, based on the closing share price on the grant date (January 17, 2017) of CHF 71.35 per Novartis share (converted into USD at a rate of CHF 1.00 = USD 1.016) and USD 71.99 per ADR.

(4)
Represents the total value of other 2017 equity awards (target number of equity units × share price), determined based on applicable grant date value. These time-vesting awards were granted to members of Novartis management below its Executive Committee level in order to retain or recognize those individuals who were key to the success of the Alcon Division and Novartis.

(5)
Includes all other perquisites and benefits in-kind (e.g., company car, tax and financial planning and insurance benefits) and international assignment benefits (e.g., housing, international health insurance, school fees for children and tax equalization).

2019 Compensation for the Future Members of the ECA

        The expected 2019 compensation arrangements for members of the ECA following the spin-off are described below.

Philosophy

        Alcon operates in the medical technology (eye care devices) industry and is a company of a different scale and geographic footprint compared to Novartis. It is expected that after the spin-off, the Alcon Board and its Compensation, Governance and Nomination Committee will define the future compensation system of Alcon, according to the business strategy and needs of Alcon, and implement such system effective from January 2020. The members of the Compensation, Governance and Nomination Committee of the Alcon Board will, consistent with Swiss law, be separately elected by the Alcon shareholders.

        In January 2019, Alcon will still be part of the Novartis Group, and by the end of 2019, it is expected that Alcon will be fully independent from Novartis. This section describes what will happen from a compensation point of view for the transition period through December 2020.

Compensation Governance

        The expected compensation governance of Alcon following the spin-off will be identified in future filings of this Form 20-F, when such information becomes available.

ECA Compensation System for 2019

        Annual Base Salary.    From the month in which the spin-off occurs, it is expected that base salaries approved for the members of the ECA will apply, taking into account, where applicable, the increased responsibilities associated with running a standalone, publicly listed company as opposed to a division within Novartis. These amounts will be approved by the Novartis Board prior to the date of the spin-off, but may be subject to change by the Alcon Board following the spin-off. They will remain within the budget approved by the Novartis Board in line with the Compensation Ordinance.

        Pension and Benefits.    Following the spin-off, it is expected that the pension and benefits provided to the members of the ECA will continue to be based on country practices and regulations. Alcon will operate both defined benefit and defined contribution pension plans. Alcon may provide other benefits, such as a company car, tax and financial planning advice and insurance benefits, according to local market practice. The future members of the ECA who are required to relocate internationally may also receive additional benefits (including tax equalization), in line with Alcon global mobility policies.

        2019 Annual Incentive.    Annual financial targets (e.g., sales, operating income, free cash flow as a percentage of sales or share of peers) for Alcon annual incentive awards will be set by the Novartis Board in January 2019, and will be implemented and evaluated at the end of 2019. The individual objectives of the future members of the ECA will also be set in January 2019 in the normal performance management process. There will be no mid-year payout from Novartis at the date of the spin-off.

        As of the date of the spin-off, the ECA members' annual incentive targets will be increased to reflect the promotion of such individuals to the Executive Committee level of a standalone, publicly listed company. This is consistent with the treatment of any employee who is promoted mid-year. The Alcon Board will approve these new target percentages, which will be applicable pro-rata for the remainder of 2019, following the spin-off.

        At the end of 2019, the Alcon Board will assess the performance of Alcon and the individual performance of the ECA members and will determine payouts accordingly.

        Payouts for the 2019 fiscal year will be governed by plan rules that mirror the Novartis plan rules, with a minimum portion being delivered in Alcon equity on a mandatory basis which is blocked for three years, subject to leaver provisions. The mandatory grant of Alcon equity for the 2019 fiscal year will be made in Alcon restricted shares or RSUs in January 2020.

        Long-Term Performance Plan and Long-Term Relative Performance Plan for the 2019-2021 Cycle.    The future members of the ECA will be granted PSUs under the LTPP and LTRPP plans of Novartis in January 2019, for the performance cycle 2019 - 2021.

        This cycle, along with the other two ongoing cycles (performance cycles 2017 - 2019 and 2018 - 2020), will vest on their respective normal vesting date, subject to Novartis performance. At the date of the spin-off, the grants will be reduced on a pro-rata basis for time employed in the Novartis Group across the 36 months between grant and vest. The remainder will be forfeited and will be treated under the Alcon equity restoration plan as described below.

        Alcon Equity Restoration Plan.    When the spin-off occurs, Novartis equity awards, including RSUs and PSUs, held by Alcon employees will be devalued because they (1) do not participate in the distribution and (2) in the case of certain awards, will be subject to "good leaver" provisions that will result in the pro-ration of the award. Therefore, to compensate for this lost value, Alcon will grant the following Alcon equity awards to Alcon employees, including the future members of the ECA following the spin-off:

  •
  "Keep Whole Awards", which will have a value equivalent to the value of the dividend in-kind resulting from the spin-off that each award would have received if it was a Novartis share

  •
  "Refill Awards", which will have a value equal to the portion of the Novartis award forfeited, if any, as a result of the pro-ration at the time of the spin-off

        Keep Whole Awards and Refill Awards will be granted in the same equity instrument (i.e., PSUs or RSUs) and will have the same vesting terms as the underlying award, to the extent possible, except that any performance criteria will be set by the Alcon Board following the spin-off.

        The Keep Whole Awards and Refill Awards are intended to ensure that Alcon employees are not disadvantaged by the spin-off relative to Novartis shareholders. These awards do not represent an increase in compensation.

6.C. BOARD PRACTICES

General

        In connection with the separation and the spin-off, we intend to appoint a majority independent Board of Directors.

Composition of the Alcon Board

        Our leadership structure will begin with a non-executive Chairman of the Alcon Board and separate Chief Executive Officer. Directors, including the Chairman of the Alcon Board, will be elected annually and individually as a matter of law by the shareholders at each Annual General Meeting of shareholders. Directors whose term of office has expired will be immediately eligible for re-election.

        All Directors are expected to be elected prior to the completion of the spin-off and will have to stand for re-election at the next succeeding Annual General Meeting of shareholders.

Committees of the Alcon Board

        The Alcon Board will be responsible for the overall direction and supervision of management, and will hold the ultimate decision-making authority for Alcon, with the exception of decisions reserved for shareholders. The Alcon Board will delegate certain of its responsibilities to the following committees: the Audit and Risk Committee, the Compensation, Governance and Nomination Committee and the Innovation Committee. The committees will enable the Alcon Board to work in an efficient and effective manner, ensuring a thorough review and discussion of issues, while giving the Alcon Board more time for deliberation and decision-making. Consistent with Swiss law, the members of the Compensation, Governance and Nomination Committee of the Alcon Board will be separately elected by the Alcon shareholders.

        Committees will regularly meet with management and, at times, external consultants to review the business, better understand applicable laws and policies affecting Alcon and support the Alcon Board and management in meeting the requirements and expectations of stakeholders and shareholders.

Audit and Risk Committee

        The primary responsibilities of this committee will include:

  •
  Supervising external auditors, and selecting and nominating external auditors for election at the Annual General Meeting of shareholders

  •
  Overseeing internal auditors

  •
  Overseeing accounting policies, financial controls, and compliance with accounting and internal control standards

  •
  Approving quarterly financial statements and financial results releases

  •
  Overseeing internal control and compliance processes and procedures

  •
  Overseeing compliance with laws, and external and internal regulations

  •
  Ensuring that Alcon has implemented an appropriate and effective risk management system and process

  •
  Ensuring that all necessary steps are taken to foster a culture of risk-adjusted decision-making without constraining reasonable risk-taking and innovation

  •
  Approving guidelines and reviewing policies and processes

  •
  Reviewing with management, internal auditors and external auditors the identification, prioritization and management of risks; the accountabilities and roles of the functions involved in risk management; the risk portfolio; and the related actions implemented by management

Compensation, Governance and Nomination Committee

        The primary responsibilities of this committee will include:

  •
  Designing, reviewing and recommending corporate governance principles to the Alcon Board

  •
  Identifying candidates for election as Directors

  •
  Assessing existing Directors and recommending to the Alcon Board whether they should stand for re-election

  •
  Preparing and reviewing the succession plan for the Chief Executive Officer of Alcon

  •
  Developing and reviewing an onboarding program for new Directors, and an ongoing education plan for existing Directors

  •
  Reviewing on a regular basis our Articles of Incorporation, with a view to reinforcing shareholder rights

  •
  Reviewing on a regular basis the composition and size of the Alcon Board and its committees

  •
  Reviewing annually the independence status of each Director

  •
  Reviewing directorships and agreements of Directors for conflicts of interest, and dealing with conflicts of interest

  •
  Overseeing Alcon strategy and governance on corporate responsibility

  •
  Designing, reviewing and recommending to the Alcon Board compensation policies and programs

  •
  Advising the Alcon Board on the compensation of Directors and the Chief Executive Officer of Alcon

  •
  Deciding on the compensation of ECA members

  •
  Preparing the annual compensation report and submitting it to the Alcon Board for approval

Innovation Committee

        The primary responsibilities of this committee will include:

  •
  Providing counsel and know-how to management in the area of technology, application of technology and new business models

  •
  Assisting the Alcon Board with oversight and evaluation of management's development and implementation of Alcon technology and innovation strategies and its alignment with Alcon overall strategy and objectives

  •
  Informing the Alcon Board on a periodic basis about emerging scientific trends, research and development programs and opportunities and activities critical to the success of the Alcon product development pipeline

  •
  Advising the Alcon Board on scientific, technological and research development matters

  •
  Reviewing and discussing significant emerging science and technology issues and trends

  •
  Reviewing such other matters in relation to Alcon research and development, technology and innovation programs as the committee may, in its own discretion, deem desirable in connection with its responsibilities

6.D. EMPLOYEES

        The table below sets forth the breakdown of the total year-end number of our full-time equivalent employees by main category of activity for the past three years.

	For the year ended December 31,
	2017	2016	2015
	(full-time equivalents)
Marketing & Sales	6,595	6,446	7,142
Production & Supply	10,218	9,826	9,159
Research & Development	1,356	1,469	1,690
General & Administration	961	906	1,085

Total	19,130	18,647	19,076

        A significant number of our associates are represented by unions or works councils. We have not experienced any material work stoppages in recent years, and we consider our employee relations to be good.

6.E. SHARE OWNERSHIP

        For purposes of this Form 20-F, Alcon is required to provide the beneficial share ownership and equity rights of the Directors and the members of the 2017 Alcon Specified Management as of the most recent practicable date. However, given the anticipated spin-off, the following information is disclosed in order to provide the reader with further context that is expected to be relevant to Alcon as a standalone public company following the spin-off:

  •
  Share ownership of the Directors and the members of the 2017 Alcon Specified Management as of the most recent practicable date, September 30, 2018

  •
  Expected share ownership of the Directors and the members of the 2017 Alcon Specified Management in 2019, immediately following the spin-off

  •
  Expected share ownership requirements of the Directors and the future members of the ECA in 2019, immediately following the spin-off

Share Ownership of the Directors and Members of the 2017 Alcon Specified Management

        The beneficial ownership of Novartis shares or ADRs as well as other equity rights of the future Directors, whose appointment to such positions have been finalized, and the members of the 2017 Alcon Specified Management and "persons closely linked" to them as of September 30, 2018 are disclosed in the table below. "Persons closely linked" to an individual are (i) his or her spouse, (ii) his or her children below age 18, (iii) any legal entities that he or she owns or otherwise controls and (iv) any legal or natural person who is acting as his or her fiduciary. The disclosure is on an individual basis for F. Michael Ball and David J. Endicott and on an aggregated basis for all other members of the 2017 Alcon Specified Management, in line with Swiss law.

        The beneficial share ownership and equity rights of other future Directors, once their appointment has been finalized, will be included in future filings of this Form 20-F, when such information becomes available.

Individual*(1)	Vested shares and ADRs	Unvested units(3)
Directors
F. Michael Ball	0	161,646
2017 Alcon Specified Management
David J. Endicott(2)	0	58,203
Aggregate of the 5 other members of the 2017 Alcon Specified Management	24,019	123,994

Total	24,019	343,843

*
The share ownership of the members of the ECA will be provided in future filings of this Form 20-F.

(1)
Each individual beneficially owns less than 1% of the total outstanding Novartis shares.

(2)
Mr. Endicott is also expected to be elected a Director and is expected to be a member of the ECA.

(3)
Performance-based awards are valued at target.

Novartis Share Ownership and Equity Rights as of September 30, 2018

        As of September 30, 2018, none of the future Directors or members of the 2017 Alcon Specified Management, either individually or together with "persons closely linked" to them, owned 1% or more of the outstanding Novartis shares or ADRs. As of the same date, no members of the 2017 Alcon Specified Management held any share options to purchase Novartis shares.

Expected Alcon Share Ownership and Equity Rights Following the Spin-off

        To the extent a Director or member of the 2017 Alcon Specified Management (or future member of the ECA) is a holder of Novartis shares (restricted or freely disposable), he or she, along with other holders of Novartis shares, will receive the distribution of Alcon shares in respect of his or her Novartis shares.

        Following the spin-off, the members of the 2017 Alcon Specified Management who are then employees of Alcon, as well as future members of the ECA, will receive equity through the Alcon equity restoration plan, consistent with other Alcon employees, as described in "—Alcon Equity Restoration Plan" starting on page 185.

        Since Mr. Ball will not become an employee of Alcon following the spin-off, he will have no rights under the Alcon equity restoration plan. He will instead be compensated in Novartis equity awards for the devaluation of his equity awards due to the spin-off.

        The number and value of the Alcon shares that will be received by the future Directors and members of the 2017 Alcon Specified Management cannot be estimated at this time due to the following:

  •
  The distribution ratio for the dividend in-kind between Novartis shares and Alcon shares has not yet been determined

  •
  In January 2019, some of the currently unvested Novartis PSUs are expected to vest, with the number vesting based on the extent that applicable performance conditions are met

  •
  In January 2019, some members of the 2017 Alcon Specified Management will also receive new Long-Term Incentive equity grants under the Novartis Long-Term Incentive Plans, the amounts of which cannot be estimated at this time

Shareholding Requirement Following the Spin-off

        The Chairman of the Alcon Board and the other non-employee Directors will be required to own Alcon shares with a value equal to one year's retainer fee within four years of joining the Alcon Board to ensure their interests are aligned to those of shareholders. Any share-based compensation that is received by non-employee Directors will be expected to be retained until the shareholding requirement is met. Non-employee Directors will be prohibited from hedging or pledging their ownership positions in Alcon shares that are part of their share ownership requirement and will be required to hold these shares for 12 months after retiring from the Alcon Board.

        The members of the ECA following the spin-off will be required to own Alcon shares with a value equal to a multiple of their annual base salary in Alcon shares or RSUs within five years of appointment or promotion to the ECA, as set out in the table below. The members of the ECA will be prohibited from hedging or pledging their ownership positions in Alcon shares that are part of their share ownership requirement.

Function in the ECA Following the Spin-off	Ownership Level
Chief Executive Officer of Alcon	5 × annual base salary
Other Members	3 × annual base salary

        The determination of equity amounts against the share ownership requirements will be defined to include vested and unvested Alcon shares, as well as RSUs acquired under Alcon equity plans. However, unvested PSUs will be excluded. The determination will also include equity owned by "persons closely linked" to the member of the ECA.

ITEM 7.    MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

7.A. MAJOR SHAREHOLDERS

        The information below describes the beneficial ownership of our shares prior to and immediately after completion of the spin-off by each person or entity that we know beneficially owns or immediately following the spin-off will (based on the assumptions described below), beneficially own 2% or more of our shares and voting rights, respectively.

        We based the share amounts on such person's beneficial ownership of Novartis shares on November 30, 2018 according to the Novartis share register and certain ownership disclosure notifications received by Novartis, giving effect to a distribution ratio of            Alcon shares for every              Novartis shares or             Novartis ADRs held by such person as of the close of business on                     , 2019, the Cum Date for the spin-off. Immediately following the spin-off, we estimate that approximately             Alcon shares will be issued and outstanding.

        To the extent our directors, officers and employees own Novartis shares or ADRs as of the close of business on the Cum Date, they will participate in the spin-off on the same terms as other holders of Novartis shares.

        Except as otherwise noted, each person or entity identified below (including nominees) has sole voting and investment or dispositive power with respect to the securities they hold. Alcon major shareholders do not have different voting rights from other shareholders.

        Prior to the spin-off, 100% of our issued share capital is owned by Novartis.

        Immediately following the spin-off, we expect the following shareholders (other than nominees) to hold 3% or more of our total voting rights:

Shareholder	Shares held	% of voting rights	Based on filings as of(1)
Emasan AG, Basel, Switzerland(2)		3.7	November 30, 2011
BlackRock, Inc., New York, NY		3.6	September 5, 2017
The Capital Group Companies, Inc., Los Angeles, CA		3.0	June 13, 2018

(1)
The shareholding information in this table is based on the share ownership details disclosed by each specified shareholder in filings published with the SIX on the applicable date listed in the table.

(2)
Pursuant to the disclosure notification dated November 30, 2011, Emasan AG is 100% owned by Sandoz-Fondation de Famille, Vaduz, Liechtenstein. The beneficiary owners of the stake held through Emasan AG are the members of the Conseil de Famille of the Sandoz-Fondation de Famille, which is composed of the following persons: Pierre Landolt, Brazil; François Landolt, Pully, Switzerland; Jean Léonard de Meuron, Geneva, Switzerland; and Christian Landolt, Great Britain.

        Immediately following the spin-off, we expect the following additional registered shareholders (including nominees) to hold more than 2% (but in the case of shareholders other than nominees, less than 3%) of our total share capital with the right to vote these shares:

  •
  Shareholders: Novartis Foundation for Employee Participation1, with its registered office in Basel, Switzerland, holding 2.4%; and UBS Fund Management (Switzerland) AG, with its registered office in Basel, Switzerland, holding 2.3%; and

  •
  Nominees: Chase Nominees Ltd., London, England, holding 10.4%; The Bank of New York Mellon, New York, NY, holding 4.3% through its nominees, The Bank of New York Mellon, Everett, MA, holding 2.1%, The Bank of New York Mellon, Brussels, Belgium, holding 0.9% and The Bank of New York Mellon, New York, NY, holding 1.3%; and Nortrust Nominees, London, England, holding 3.9%.

  1
  The Novartis Foundation for Employee Participation (the "Employee Foundation") is a special purpose entity that was founded by, but is independent from, Novartis. The Employee Foundation and certain similar special purpose entity foundations founded by Novartis will hold

    Alcon shares immediately following the spin-off. Novartis does not hold a majority participation in any of these special purpose entities.

        According to a disclosure filed with Novartis, but not registered in the Novartis share register as of December 31, 2017, Norges Bank (Central Bank of Norway), Oslo, Norway, is expected to hold 2.2% of our share capital. The above disclosure relating to registered shareholders who are expected to hold more than 2%, but less than 3%, of our total share capital following the completion of the spin-off is included on the basis of the Novartis practice of disclosing all shareholders who are entitled to vote more than 2% of the registered share capital of Novartis. Following the completion of the spin-off, Alcon plans to include disclosure of its major shareholders as required by applicable law and the rules and regulations of the NYSE.

        As of November 30, 2018, based on the Novartis share register and excluding treasury shares, approximately 17% of our outstanding shares are expected to be held of record by residents of the United States immediately following the spin-off.

7.B. RELATED PARTY TRANSACTIONS

Agreements Between Novartis and Us

        Following the separation and the spin-off, we and Novartis will operate separately, each as an independent public company. Prior to the completion of the spin-off, we intend to enter into a Separation and Distribution Agreement and several other agreements with Novartis to effect the separation and provide a framework for our relationship with Novartis after the spin-off. These agreements will govern the relationships between Novartis and us subsequent to the completion of the spin-off and will provide for the separation of the assets, employees, liabilities and obligations (including investments, property and employee benefits and tax liabilities) of Novartis and its subsidiaries that constitute the Alcon Business and are attributable to periods prior to, at and after the separation. In addition to the Separation and Distribution Agreement (which contains many of the key provisions related to our separation from Novartis and the distribution of the Alcon shares to holders of Novartis shares and ADRs), these agreements include:

  •
  a tax matters agreement;

  •
  an employee matters agreement;

  •
  manufacturing and supply agreements;

  •
  a transitional services agreement; and

  •
  certain IP arrangements.

        The material agreements described below have been filed as exhibits to this Form 20-F and the summaries below set forth the terms of the agreements that we believe are material. These summaries are qualified in their entireties by reference to the full text of the applicable agreements, which are incorporated by reference into this Form 20-F.

        The terms of the agreements described below that will be in effect following the spin-off have not yet been finalized. Changes to these agreements, some of which may be material, may be made prior to the spin-off.

        In addition, we intend to enter into other agreements with Novartis prior to the completion of the spin-off that are not material to our business. These agreements include agreements relating to information sharing and access rights, data transfer, confidentiality and systems access, transfer of marketing authorizations, certain manufacturing quality control and pharmacovigilance matters, certain leases to Novartis and certain transitional distribution and other services matters, including shared premises services, as well as a third party claims and investigations management agreement. Certain terms of the third party claims and investigations management agreement are also summarized below.

Separation and Distribution Agreement

        We intend to enter into a Separation and Distribution Agreement with Novartis prior to completion of the spin-off. The Separation and Distribution Agreement will set forth our agreements with Novartis regarding the principal actions to be taken in connection with the separation and the spin-off.

        Transfer of Assets and Assumption of Liabilities.    The Separation and Distribution Agreement will identify the assets to be transferred, liabilities to be assumed and contracts to be assigned to each of Novartis and Alcon as part of the internal transactions to be effected prior to the distribution (the "Internal Transactions"), the purpose of which is to ensure that, as at the time of the distribution, each of Alcon and Novartis holds the assets which it requires to operate, in the case of Alcon, the Alcon Business and, in the case of Novartis, the businesses retained by Novartis, and retains or assumes (as applicable) liabilities, including pending and future claims, which relate to such business (whether arising prior to, at or after the date of execution of the Separation and Distribution Agreement), subject to certain limited exceptions set out under the heading "Asia/Russia Investigation" below.

        The Separation and Distribution Agreement will provide for when and how such transfers, assumptions and assignments will occur (to the extent that such transfers, assumptions and assignments have not already occurred prior to the parties' entry into the Separation and Distribution Agreement). The Separation and Distribution Agreement will further set forth the basis on which:

  •
  individual assets (or any part thereof), the transfer of which is subject to a third party consent which has not been obtained by the date on which implementation of the separation occurs in the relevant jurisdiction; and

  •
  the Alcon Business in Brazil, if the transfer thereof cannot, for regulatory reasons, occur by the date on which the rest of the separation is expected to be completed,

        will continue to be held by the relevant transferor for the account, risk and economic benefit of, and at the cost of, the relevant transferee.

        Conditions.    The Separation and Distribution Agreement will also provide that several conditions must be satisfied, or waived by Novartis, before the spin-off can occur. For further information about these conditions, see "Item 4. Information on the Company—4.A. History and Development of the Company—The Spin-off—Conditions to the Spin-off".

        The Distribution.    The Separation and Distribution Agreement will govern the rights and obligations of the parties with respect to the distribution and certain actions that must occur prior to the distribution. Novartis will have sole and absolute discretion to determine whether, when and on what basis to proceed with all or part of the distribution.

        Intercompany Arrangements.    All agreements, arrangements, commitments and understandings, including most intercompany accounts payable or accounts receivable, between us, on the one hand, and Novartis, on the other hand, will terminate effective as of completion of the separation, except specified agreements and arrangements that are intended to survive completion of the separation that are either transactional in nature or at arms' length terms.

        Representations and Warranties.    We and Novartis will each provide customary warranties as to our respective capacity to enter into the Separation and Distribution Agreement. Except as expressly set forth in the Separation and Distribution Agreement or any ancillary agreement, neither we nor Novartis will make any representation or warranty as to the assets, business or liabilities transferred or assumed as part of the separation, or as to the legal sufficiency of any assignment, document or instrument delivered to convey title to any asset or thing of value to be transferred in connection with the separation. Except as expressly set forth in the Separation and Distribution Agreement and certain other ancillary agreements, all assets will be transferred on an "as is", "where is" basis.

        Indemnification.    We and Novartis will each agree to indemnify the other and each of the other's directors, officers, managers, members, agents and employees against certain liabilities incurred in connection with the spin-off and our and Novartis respective businesses. The amount of either Novartis or our indemnification obligations will be reduced by any insurance proceeds the party being indemnified receives.

        Asia/Russia Investigation.    Novartis will indemnify Alcon in respect of defined direct monetary liabilities relating to the current scope of the ongoing investigation by the DoJ and the SEC relating to certain business practices in Asia and Russia and related accounting treatment.

        Release of Claims.    We and Novartis will each agree to release the other and its affiliates, successors and assigns, and all persons that prior to completion of the spin-off have been the other's shareholders, directors, officers, managers, members, agents or employees, and their respective heirs, executors, administrators, successors and assigns, from any claims against any of them that arise out of or relate to our respective businesses. These releases will be subject to limited exceptions set forth in the Separation and Distribution Agreement (including in respect of fraud and criminal conduct).

        Term / Termination.    Prior to the distribution, Novartis will have the unilateral right to terminate or to modify the terms of the Separation and Distribution Agreement. Neither we nor Novartis may rescind the Separation and Distribution Agreement in any circumstances whatsoever following the completion of the distribution.

        Switch Rights.    Novartis will grant us the right, from the date of separation, to switch certain specified olapatadine products from prescription products to over-the-counter products and to develop, manufacture and commercialize such products as over-the-counter products going forward. This right is exercisable on notice and, for jurisdictions outside U.S., subject to Novartis consent.

        Brazil and Belgian Sites.    Novartis and we each grant each other a right of last look in respect of any third party disposal of our portion of the Puurs site and Novartis grants us a right of last look in respect of any third party disposal by Novartis of its portion of the Brazilian manufacturing facility.

        Other matters governed by the Separation and Distribution Agreement.    Other matters governed by the Separation and Distribution Agreement include, without limitation, insurance arrangements, confidentiality, mutual assistance and information sharing after completion of the distribution, treatment and replacement of credit support, and transfer of and post-separation access to certain books and records.

Tax Matters Agreement

        We intend to enter into a Tax Matters Agreement with Novartis prior to completion of the spin-off. The Tax Matters Agreement will impose certain restrictions on us (including restrictions on share issuances, business combinations, sales of assets and similar transactions) designed to preserve the tax-neutral nature of the spin-off for Swiss tax and U.S. federal income tax purposes. Nonetheless, we will be able to engage in an otherwise restricted action if we obtain appropriate advice from counsel or a ruling from a competent taxing authority. However, our indemnification obligation to Novartis, as discussed below, is still applicable in circumstances in which we are permitted to engage in an otherwise restricted action.

        The Tax Matters Agreement will provide that we will indemnify Novartis if our breach of a representation or covenant that serves as the basis for the Tax Opinion or the Tax Rulings or our taking, or failure to take, certain actions results in the failure of the spin-off or certain internal restructuring steps to qualify for tax-neutral treatment under Swiss tax or U.S. federal income tax laws, as applicable. The Tax Matters Agreement will also provide that we will generally indemnify Novartis for any taxes of Novartis and its subsidiaries to the extent such taxes are attributable to the Alcon Business, and Novartis will generally indemnify us for any of our or our subsidiaries' taxes to the extent such taxes are attributable to the Novartis retained businesses, in each case whether accruing before, on or after the date of the spin-off.

Employee Matters Agreement

        We intend to enter into an Employee Matters Agreement with Novartis prior to completion of the spin-off. The Employee Matters Agreement will set forth our agreements with Novartis regarding the identification of the employees to be transferred to and retained by each of Novartis and Alcon as part of the operational separation prior to the spin-off, as well as the allocation of liabilities and responsibilities with respect to certain employee matters.

        Allocation of employment liabilities.    Subject to certain exceptions, the general principle for the allocation of employment and service-related liabilities will be that (i) Alcon will assume all such liabilities relating to Alcon employees and former employees of the Novartis Group who worked wholly or substantially in the Alcon business as of the date immediately prior to the termination of their employment ("former Alcon employees") and (ii) Novartis will retain all such liabilities relating to all other current and former employees of the Novartis Group (including employees who are identified as Alcon employees, but do not in fact transfer to Alcon), in each case, regardless of when such liabilities arise.

        Terms and conditions of Alcon employees.    Until January 1, 2021, Alcon will provide each current Alcon employee with the same basic salary and contractual benefits that are substantially comparable, taken as a whole, to the contractual benefits received prior to the date of his or her transfer to Alcon (excluding share-based incentive schemes and long-term incentive plans). If the employment of any Alcon employee is terminated by reason of redundancy within 24 months following the date of his or her transfer, Alcon will provide severance benefits that are no less favorable than those that would have been provided prior to the date of his or her transfer.

        Employee benefit and cash bonus plans.    Alcon employees will generally, as of the date of the spin-off, be eligible to participate in Alcon employee benefit plans and cash bonus plans that are the same as, or comparable to, those that apply to them prior to the date of the spin-off.

        Share-based incentive schemes.    Awards granted under share-based incentive schemes will be treated as follows:

  •
  Holders of unvested awards in the form of restricted Novartis shares will receive the dividend in-kind resulting from the spin-off.

  •
  Holders of unvested RSUs and PSUs will not receive the dividend in-kind resulting from the spin-off, and such awards will be treated as described in the section entitled "Alcon Equity Restoration Plan".

        In addition, Alcon will establish, and employees will be eligible to participate in, new Alcon equity plans in relation to Alcon shares following the spin-off.

  Restrictions on post-spin-off employee employment and engagement.

  •
  Subject to certain exceptions, Novartis will not, and will undertake to procure that each member of the Novartis Group will not, for a period of two years following the spin-off, directly or indirectly: (i) solicit or induce certain senior Alcon employees to become employed or engaged by any member of the Novartis Group; or (ii) knowingly induce or encourage such employees to no longer be employed or engaged by Alcon.

  •
  Subject to certain exceptions, Novartis will not, and will undertake to procure that each member of the Novartis Group will not, for a period of two years following the spin-off, employ or engage certain senior Alcon employees.

        Long-term employee benefits.    As of the date of the spin-off, Alcon will generally assume sponsorship of and responsibility for any standalone long-term employee benefit arrangements relating to Alcon employees and former Alcon employees. Further, subject to certain exceptions, the accrued (past service) liabilities relating to the Alcon employees and former Alcon employees under Novartis Group-wide plans providing retirement, disability or death, old-age part-time retirements or jubilee benefits, will transfer to Alcon. In the UK, Novartis will pay to Alcon a sum equal to the liabilities and expenses incurred, sustained or paid by Alcon, after the date of the spin-off, arising pursuant to section 75 of the UK Pensions Act 1995 in respect of Alcon or of any Alcon subsidiary's cessation of participation in the Novartis UK Pension Scheme.

Manufacturing and Supply Agreements

        We intend to enter into manufacturing and supply agreements with Novartis prior to the completion of the spin-off. The manufacturing and supply agreements will set forth our agreements with Novartis pursuant to which we and Novartis will each manufacture, label, package and supply products for the other and conduct relevant quality control, assurance and testing activities for the other in relation to the manufacture and supply of applicable products (the "Forward and Reverse MSAs"). The terms of the manufacturing and supply agreements, including terms relating to pricing, will be determined at arm's length and will be based on the prevailing cost of manufacturing with mutually agreed mark-ups and adjustment mechanisms.

        The terms of the Forward and Reverse MSAs are equivalent, except where specific provision is required to address a manufacturing site or product specific issue. The Forward and Reverse MSAs each include a transfer plan specifically addressing the relocation and transfer of certain products between the parties and manufacturing sites, key milestones in relation to product technical transfer and the anticipated date of expiration of the relevant Forward and Reverse MSA for those products, as required to achieve separation of the relevant Novartis and Alcon businesses following the distribution. The Forward and Reverse MSAs additionally contain customary provisions for the transfer of manufacturing technology and processes to the other party (or other manufacturers where applicable) for all products for the benefit of the relevant purchasing party. For products not included in the transfer plan the Forward and Reverse MSAs have an initial term of three years, with automatic renewal subject to rights of termination on three years' notice from the relevant purchaser party and five years' notice from the relevant supplier party. The Forward and Reverse MSAs contain customary fault based termination triggers (such as an insolvency related event or a material breach (which if curable is uncured)) and customary liability provisions.

        The Forward and Reverse MSAs also contain certain capacity reservation and minimum volume off-take obligations on each party that reflect the movement of products in the transfer plan and the agreed use of existing capacities at the related sites. Failure to meet volume forecasts and minimum off-take obligations will result in price adjustment and take or pay obligations in respect of certain products.

        The manufacturing and supply obligations will generally be performed under the Forward and Reverse MSAs on the basis of total product cost plus a margin with certain adjustments where volume, inflation and materials cost criteria are met. Certain products are to be supplied from Novartis to Alcon through toll manufacturing.

Transitional Services Agreement

        Prior to completion of the spin-off we intend to separate certain shared business functions with the objective of ensuring that we are operationally independent from Novartis for certain business functions from the date of the spin-off.

        We also intend to enter into a Transitional Services Agreement with Novartis prior to completion of the spin-off pursuant to which we and Novartis will, to the extent that shared business functions have not been separated prior to the spin-off, each provide to the other various services and support on an interim transitional basis until such time as we (or Novartis in the case of services we will provide to Novartis) have developed the capability to provide the relevant services and support ourselves or have appointed a third party provider to provide those services and support.

        The Transitional Services Agreement will set forth the agreement with Novartis regarding the provision of these transitional services and support. The Transitional Services Agreement will be two-way and reciprocal. Services and support will be provided on substantially the same basis as prior to the spin-off. The charges for the services will be on a costs-plus basis (with a mark-up to reflect the management and administrative cost of providing the services). The services will generally commence on the date of the spin-off and are intended to terminate within 24 months of the date of the spin-off. The recipient of the services will generally have the ability to: (i) extend the term that a service is provided for, subject to a maximum aggregate service term of 24 months; and (ii) terminate a service early in whole or, with the service provider's agreement, in part, in each case subject to a specified notice period. Each party will have standard termination rights for unremedied material breach or insolvency.

        Subject to standard limitations and exceptions, the liability of each of Alcon and Novartis as service provider under the Transitional Services Agreement shall be capped, for all claims in each 12 month period of the agreement, at the level of service charges payable to the service provider in that 12 month period.

        The services and support to be provided by Novartis to us will include: information technology, human resources, real estate and facilities, non-strategic corporate services and financial reporting and accounting services. Financial reporting and accounting services may be provided as a bridging solution if we are unable to fill critical roles by the spin-off date. The services to be provided by us to Novartis will include information technology and real estate and facilities support.

IP Arrangements

        Assignment of Alcon intellectual property rights.    We intend to enter into assignment agreements with Novartis prior to, or with effect from, completion of the spin-off, under which:

  •
  Novartis will transfer to us: (i) all intellectual property rights owned by the Novartis Group and used exclusively within the Alcon Business; and (ii) certain intellectual property rights owned by the Novartis Group which are currently used within both the Alcon Business and the other businesses of Novartis including, but not limited to, the Alcon brand; and

  •
  We will transfer to Novartis: (i) all intellectual property rights owned by Alcon and used exclusively within the Novartis businesses; and (ii) certain intellectual property rights owned by the Alcon group which are currently used within both the Alcon Business and the other businesses of Novartis.

        Perpetual shared intellectual property rights license agreements.    In connection with any intellectual property rights that are owned by Alcon or Novartis and which are currently or anticipated to be used by both Alcon and Novartis in our respective businesses following the completion of the spin-off, we intend to enter into reciprocal licenses with Novartis under which we and Novartis will each be granted the right to continue to use those shared intellectual property rights in connection with our respective businesses. The intellectual property rights covered by these licenses will include trade-marks, patents, know-how and other forms of intellectual property rights. The licenses shall be on a perpetual, worldwide, and royalty-free basis. The licenses will contain standard termination rights for material breach or insolvency.

        Transitional trademark license agreements.    We have agreed with Novartis that we will each phase out our respective use of a limited number of corporate and product marks which will be owned by the other party following completion of the spin-off. We intend to enter into reciprocal transitional trademark license agreements with Novartis under which each party will grant the other a royalty-free, worldwide non-exclusive license to use certain corporate and product trademarks following the spin-off on substantially the same basis as currently used. Each license will permit the licensee to continue using the licensed trademarks for a transitional period to provide the licensee with sufficient time to rebrand or phase out its use of the licensed trademarks, subject in most cases to a longstop date of three years. The licenses will contain standard termination rights for material breach or insolvency.

        Trademark co-existence agreement.    In addition, we intend to enter into a perpetual co-existence agreement with Novartis regulating our respective use of the Alcon CIBA VISION and Novartis CIBA brands with the objective of mitigating any potential customer confusion in connection with our respective use of those brands and addressing certain related trade mark formalities, including in connection with the registration of new trade mark applications.

Third Party Claims and Investigations Management Agreement

        We intend to enter into a Third Party Claims and Investigations Management Agreement ("CMA") with Novartis. The CMA will provide for the management of third party claims and investigations arising in relation to our and Novartis respective businesses before or after the separation. This will include a general duty to cooperate in respect of covered matters.

        Third party claims.    The CMA will set out the process for determining which party should have the conduct of claims brought by third parties that may constitute either a Novartis liability, an Alcon liability or a combination thereof under the terms of the Separation and Distribution Agreement. In general, a party that wishes to take conduct of a third party claim must accept that such third party claim is a liability for which it is responsible pursuant to the allocation of liabilities in the Separation and Distribution Agreement. In respect of a third party claim (or part of a claim) where liability is accepted, the CMA will allow the party accepting liability to exercise appropriate control over the management of the claim. The CMA will also set out the procedure for determining the conduct of, and the parties' rights and obligations in relation to, any third party claim (or part of a claim) for which neither party has accepted responsibility. In such circumstances, unless otherwise agreed, conduct of the claim remains with the party against which the claim (or part of the claim) has been brought, subject to certain restrictions on such party's ability to settle or take certain other actions with respect to such claim without the other party's prior agreement. To the extent feasible, we and Novartis intend to agree in advance which party shall bear liability for, and shall have control of, any pending or threatened claims that we are aware of at the time the CMA is entered into.

        Investigations.    The CMA will contain notification and related obligations in relation to investigations that may give rise to liability or lead to reputational damage for the other party, or that involve the pre-separation conduct of any present employee of the other party or other relevant persons. The CMA will also provide for further cooperation in relation to matters notified to, or investigations involving, a governmental entity, where the matter or investigation could involve liability for the other party. These provisions are subject to applicable laws and the requirements of any relevant governmental entity.

Cash Extraction and Repayment of Intercompany Debt

        In connection with the separation and spin-off and immediately prior to the spin-off, we intend to pay to Novartis approximately $             billion in cash in satisfaction of certain intercompany indebtedness owed by Alcon and its subsidiaries to Novartis and its affiliates. Alcon expects to fund such cash payment with the proceeds from $3.5 billion in debt financing that Alcon anticipates arranging immediately prior to the spin-off. See "Item 3. Key Information—3.B. Capitalization and Indebtedness" and "Item 4. Information on the Company—4.A. History and Development of the Company—The Spin-off—Conditions to the Spin-off" for more information.

Other Related Party Transactions

        All other related party transactions will be described in detail in a future filing.

7.C. INTERESTS OF EXPERTS AND COUNSEL

        Not Applicable.

ITEM 8.    FINANCIAL INFORMATION

8.A. COMBINED STATEMENTS AND OTHER FINANCIAL INFORMATION

        Please refer to pages F-1 through F-94 of this Form 20-F.

Legal Proceedings

        From time to time, we may become involved in litigation or may receive inquiries from regulatory authorities, including antitrust and competition authorities in various jurisdictions relating to claims arising from the ordinary course of business. In addition, we are from time to time and may in the future be subject to audit or investigation by tax authorities in the ordinary course of business in the various jurisdictions in which we operate. Our management believes that, except as described below, there are currently no claims or actions pending against us, the ultimate disposition of which could have a material adverse effect on our results of operations, financial condition or cash flows. In addition, under the Separation and Distribution Agreement we will enter into with Novartis in connection with the separation and the spin-off, we and Novartis will each agree, subject to certain conditions and except to the extent otherwise described below with respect to any matter, to indemnify the other party and its directors, officers, employees and other representatives against any pending or future liabilities or claims that constitute either a Novartis liability, in the case of Novartis, or an Alcon liability, in the case of Alcon, under the terms of the Separation and Distribution Agreement, based on whether such claim or liability relates to the Novartis business and products or our business and products. For more information, see "Item 7. Major Shareholders and Related Party Transactions—7.B. Related Party Transactions—Agreements Between Novartis and Us".

        Southern District of New York / Western District of New York Healthcare Fraud Investigation.    In 2011, Alcon Laboratories, Inc. (ALI) received a subpoena from the United States Department of Health & Human Services relating to an investigation into allegations of healthcare fraud, including potential off-label promotion of certain products. The subpoena requests the production of documents relating to marketing practices, including the remuneration of healthcare providers, in connection with surgical equipment and certain Novartis products (Vigamox®, Nevanac®, Omnipred®, Econopred®). ALI is cooperating with this investigation.

        Asia / Russia Investigation.    In 2017 and 2018, Alcon and Novartis Group companies, as well as certain present and former executives and associates of Alcon and Novartis, received document requests and subpoenas from the DoJ and the SEC requesting information concerning Alcon accounting, internal controls and business practices in Asia and Russia, including revenue recognition for surgical equipment and related products and services, as well as relationships with third-party distributors, both before and after Alcon became part of the Novartis Group. Alcon and Novartis are cooperating with this investigation. Novartis will indemnify Alcon in respect of defined direct monetary liabilities relating to the current scope of the ongoing investigation by the DoJ and the SEC relating to certain business practices in Asia and Russia and related accounting treatment.

        Contact Lenses Class Actions.    Since the first quarter of 2015, more than 50 putative class action complaints have been filed in several courts across the U.S. naming as defendants contact lens manufacturers, including ALI, and alleging violations of federal antitrust law, as well as the antitrust, consumer protection and unfair competition laws of various states, in connection with the implementation of unilateral price policies by the defendants in the sale of contact lenses. The cases have been consolidated in the Middle District of Florida by the Judicial Panel on Multidistrict Litigation and the claims are being vigorously contested.

        MIVS Platform Patent Infringement Litigation.    In June 2015, Johns Hopkins University (JHU) filed a patent infringement lawsuit against certain Alcon entities alleging that the use of certain Alcon surgical products, principally by third parties, infringes a patent directed to certain methods of ocular surgery. Although the products themselves cannot infringe the patent, which includes only method claims, JHU alleges that Alcon encourages doctors to perform the patented methods using the accused products. The plaintiff is seeking more than $100 million for past damages plus trebling and a 9% royalty through the patent expiry date of March 11, 2020. The claims are being vigorously contested.

        LenSx Laser System and WaveLight FS200 Laser Patent Infringement Litigations.    Two consolidated cases have been filed against Alcon claiming that the LenSx laser system and WaveLight FS200 femtosecond laser infringe two U.S. patents expiring in 2018 and 2030. The district court entered summary judgment for Alcon, and the plaintiff appealed to the U.S. Court of Appeals for the Federal Circuit. The claims are being vigorously contested.

        TCPA Matter.    In April 2016, a putative class action lawsuit was filed in Illinois federal court alleging that the defendants, ALI and Novartis Pharmaceuticals Corporation (NPC), sent unsolicited facsimiles in violation of the Telephone Consumer Protection Act, and seeking to certify a representative putative nationwide class of affected consumers. The claims are being vigorously contested.

Dividend Policy

        Alcon currently expects that it will pay a regular cash dividend beginning in 2020 equivalent to approximately 10% of 2019 core net income. However, while the Alcon Board may, in its discretion, recommend the payment of a dividend in respect of each fiscal year, the declaration, timing, and amount, including potential increases, of any dividends to be paid by Alcon following the spin-off will be subject to the approval of the Alcon shareholders at a General Meeting of shareholders. The determination of the Alcon Board as to whether to recommend a dividend and the approval of any such proposed dividend by the Alcon shareholders will depend upon many factors, including Alcon financial condition, earnings, corporate strategy, capital requirements of its operating subsidiaries, covenants, legal requirements and other factors deemed relevant by the Alcon Board and shareholders. For additional information, see "Item 3. Key Information—3.B. Risk Factors—Risks Related to the Spin-off and Ownership of our Shares—No assurance can be given that we will pay or declare dividends". Alcon shareholders will be entitled to receive any dividends declared and paid after the spin-off.

        For information about deduction of the withholding tax or other duties from dividend payments, see "Item 10. Additional Information—10.E. Taxation—Swiss Taxation—Swiss Residents—Withholding Tax on Dividends" and "Item 10. Additional Information—10.E. Taxation—U.S. Federal Income Taxation—Dividends".

Past Dividends

        Since the formation of Alcon, which became effective as of the date of the registration of Alcon in the Swiss Register on September 21, 2018, Alcon has not paid any dividends.

8.B. SIGNIFICANT CHANGES

        A discussion of significant changes in our business can be found under Item 4.A. "Information on the Company—History and Development of the Company", Item 4.B. "Information on the Company—Business Overview" and Item 5.A. "Operating and Financial Review and Prospects—Operating Results".

ITEM 9.    THE OFFER AND LISTING

9.A. OFFER AND LISTING DETAILS

        We are distributing shares. Our shares do not have any price history.

Listing Agent

        UBS AG, as recognized representative according to article 43 of the listing rules of SIX ("Listing Rules"), is expected to file on our behalf the application for the listing of the Alcon shares in accordance with the International Reporting Standard of SIX.

9.B. PLAN OF DISTRIBUTION

        Not Applicable.

9.C. MARKETS

        It is expected that the Alcon shares will be listed for trading on the SIX and on the NYSE under the symbol "ALC" and the ISIN code             , CUSIP code            and Valor Number            .

9.D. SELLING SHAREHOLDERS

        Not Applicable.

9.E. DILUTION

        Not Applicable.

9.F. EXPENSES OF THE ISSUE

        Not Applicable.

ITEM 10.    ADDITIONAL INFORMATION

10.A. SHARE CAPITAL

        Immediately following the spin-off, the issued share capital of Alcon will be CHF            divided into            registered shares with nominal par value of CHF 0.04 each.

        Pursuant to article        of our Articles of Incorporation, immediately following the spin-off, Alcon will have authorized share capital authorizing the Board of Directors to increase the share capital by a maximum of            shares until January 29, 2021, corresponding to 5% of the issued share capital of

Alcon at the time of the spin-off, for the purpose of any share-based incentive or other participation plans, schemes or arrangements for directors, employees or advisors of Alcon or its consolidated subsidiaries ("Employee Participation Plans"). The shareholders' subscription rights with respect to any such authorized increase shall be excluded. The Board of Directors is authorized to allocate the shares as it deems appropriate to fulfill, or cover existing or future obligations to deliver shares under any Employee Participation Plan.

Form of the Shares and Transfer of Shares

        The Alcon shares will be issued as uncertificated securities (Wertrechte) within the meaning of article 973c Swiss CO. In accordance with article 973c Swiss CO, we will maintain a register of uncertificated securities (Wertrechtebuch). A portion of these uncertificated shares will be issued as book-entry securities (Bucheffekten) within the meaning of the Swiss Federal Intermediated Securities Act of October 3, 2008 (Bucheffektengesetz) via the settlement system operated by SIX SIS, with the remaining shares directly held through Computershare Trust Company, N.A. in the U.S. (including shares held through Computershare Trust Company, N.A. via DTC), as described in "Item 4. Information on the Company—4.A. History and Development of the Company—The Spin-off—Listing and Trading of our Shares".

        Any disposition of Alcon shares which are in the form of book-entry securities (including any transfer of title or the creation of a usufruct or a pledge) may be effected solely by entries reflecting such disposition in applicable securities accounts in accordance with applicable law; any disposition of such shares by way of assignment without a corresponding entry in a securities account will be excluded and will not be recognized. This standard applies to Alcon shares issued as book-entry (intermediary-held) securities via SIX SIS, as referred to in "Item 4. Information on the Company—4.A. History and Development of the Company—The Spin-off—Listing and Trading of our Shares".

        Any disposition of uncertificated shares (including any transfer of title or the creation of a usufruct or a pledge) must be effected by way of a written declaration of the assignment and requires, as a condition for its validity, notice to be given to Alcon, for which Alcon may prescribe the use of applicable forms. This applies to directly registered shares held through Computershare Trust Company, N.A. in the U.S., as described in "Item 4. Information on the Company—4.A. History and Development of the Company—The Spin-off—Listing and Trading of our Shares", and shareholders acquiring such shares should use the forms provided by the Alcon U.S. share registrar, Computershare Trust Company, N.A.

Participation Certificates and Profit Sharing Certificates

        We have not issued any participation certificates (Partizipationsscheine) or profit sharing certificates (Genussscheine), nor have we issued any preference shares (Vorzugsaktien).

Own Shares

        Immediately following the spin-off, we expect that Alcon will hold                        Alcon treasury shares. The Alcon treasury shares will consist of issued Alcon shares that will have been contributed by Novartis to Alcon in connection with the separation prior to the spin-off and will be held by Alcon at the time of the spin-off.

Cross-shareholdings

        Alcon does not have any shareholdings exceeding 5% of the holdings of capital or voting rights in any entity that also has shareholdings exceeding 5% of the holdings of the capitals or voting rights in Alcon.

Outstanding conversion and option rights

        Except in connection with employee compensation plans as described in more detail in "Item 6. Directors, Senior Management and Employees—6.B. Compensation", immediately following the spin-off, Alcon is expected to have no conversion or options regarding its Alcon shares outstanding.

10.B. MEMORANDUM AND ARTICLES OF ASSOCIATION

        The following is a summary of certain provisions of our Articles of Incorporation ("Articles"), our Regulations of the Board of Directors ("Board Regulations") and of Swiss law, particularly, the Swiss CO, in each case expected to be in effect immediately following the spin-off. This is not a summary of all the significant provisions of the Articles, the Board Regulations or of Swiss law and does not purport to be complete. This description is qualified in its entirety by reference to the Articles and the Board Regulations, which are an exhibit to this Form 20-F, and to Swiss law. Our Articles as described below are expected to be adopted prior to the completion of the spin-off. The provisions of our Articles and Board Regulations that will be in effect following the spin-off have not yet been finalized. Changes to our Articles and/or Board Regulations, some of which may be material, may be made prior to the spin-off.

Company Purpose

        Our business purpose, as stated in article     of the Articles, is to acquire, hold, manage, sell direct and indirect participations in enterprises of any kind, in particular in the area of health care, medical devices, biology, chemistry, physics, information technology and related areas in Switzerland and abroad. Alcon may establish enterprises of any kind in Switzerland and abroad, hold equity interest in these enterprises, and conduct their management. Furthermore, Alcon may acquire, mortgage, operate or sell real estate and intellectual property rights in Switzerland or abroad. Alcon may provide loans, guarantees and other kinds of financing and security for Alcon group companies as well as borrow and invest money on the money and capital markets. Alcon may engage in all other types of activities or transactions and may take all measures that appear appropriate to promote the purpose of Alcon or that are related to the same. In pursuing its purpose, Alcon strives to create sustainable value.

Directors

        (a)   According to our Board Regulations, Directors may not participate in deliberations or resolutions on matters which affect, or reasonably might affect, the Director's interests, or the interests of a person close to the Director. In addition, the Swiss CO sets forth that if, in connection with the conclusion of a contract, Alcon is represented by the person with whom it is concluding the contract, such contract shall be in writing. Furthermore, the Swiss CO requires directors and members of senior management to safeguard the interests of the corporation and, in this connection, imposes a duty of care and a duty of loyalty on such individuals. This rule is generally interpreted to mean that directors and members of senior management are disqualified from participating in decisions which affect them personally.

        (b)   A Board of Directors ("Board") resolution requires the affirmative majority of the votes cast. As with any Board resolution, Directors may not vote on their own compensation unless at least a majority of the Directors are present. The compensation of the Directors is subject to the approval of the aggregate amounts of such compensation by a shareholders' resolution under the Ordinance against Excessive Compensation in Public Companies of the Swiss Federal Council (the "Compensation Ordinance").

        (c)   The Articles prohibit the granting of loans or credits to Directors.

        (e)   Our Directors are not required to be shareholders under our Articles.

Shareholder Rights

        Because Alcon has only one class of registered shares, the following information applies to all shareholders.

        (a)   The Swiss CO requires that, among other things, at least 5% of our annual profit be retained as general reserves, so long as these reserves amount to less than 20% of our registered share capital. Swiss law and the Articles permit us to accrue additional reserves.

        Under the Swiss CO, we may only pay dividends out of balance sheet profits, out of reserves created for this purpose or out of free reserves. In any event, under the Swiss CO, while the Board may propose that a dividend be paid, we may only pay dividends upon shareholders' approval at a General Meeting of Shareholders. Our auditors must confirm that the dividend proposal of our Board conforms with the Swiss CO and the Articles. Our Board intends to propose a dividend once each year beginning in 2020 with respect to 2019. See "Item 8. Financial Information—Item 8.A. Consolidated Statements and Other Financial Information—Dividend Policy".

        To the extent approved, dividends are usually due and payable shortly after the shareholders have passed a resolution approving the payment. Dividends which have not been claimed within five years after the due date revert to us, and are allocated to our general reserves. For information about deduction of the withholding tax or other duties from dividend payments, see "—Item 10.E. Taxation".

        (b)   Each share is entitled to one vote at a General Meeting of Shareholders. Voting rights may only be exercised for shares registered on the Alcon share register on the record date for the applicable General Meeting of Shareholders. In order to do so, the shareholder must file a share registration form with us, setting forth the shareholder's name, address and citizenship (or, in the case of a legal entity, its registered office). If the shareholder has not timely filed the form, then the shareholder may not vote at, or participate in, General Meetings of Shareholders. Shareholders should contact their bank or broker if they wish to register their Alcon shares. Acquirers of Alcon shares that are registered on the Alcon U.S. share register maintained by Alcon's U.S. share registrar, Computershare Trust Company, N.A., should file a registration form with Computershare Trust Company, N.A.

        Except as noted in the paragraph immediately below, shareholders' resolutions require the approval of a majority of the votes present at a General Meeting of Shareholders. As a result, abstentions have the effect of votes against such resolutions. Some examples of shareholders' resolutions requiring a vote by such "absolute majority of the votes" are (1) amendments to the Articles; (2) elections of Directors, the Chairman of the Board, the compensation committee members, the independent proxy and the statutory auditors; (3) approval of the management report and the financial statements; (4) setting the annual dividend, if any; (5) approval of the aggregate amounts of compensation of the Directors and the members of the ECA; (6) decisions to discharge Directors and management from liability for matters disclosed to the General Meeting of Shareholders; and (7) the ordering of an independent investigation into specific matters proposed to the General Meeting of Shareholders. As a matter of Swiss law, certain other matters also require a supermajority, including certain mergers, scissions and transformations under the Swiss Merger Act.

        According to the Articles and Swiss law, the following types of shareholders' resolutions require the approval of a "supermajority" of at least two thirds of the votes present at a General Meeting of Shareholders: (1) an alteration of our corporate purpose; (2) the creation of shares with increased voting powers; (3) an implementation of restrictions on the transfer of registered shares and the removal of such restrictions; (4) an authorized or conditional increase of the share capital; (5) an increase of the share capital by conversion of equity, by contribution in kind, or for the purpose of an acquisition of property or the grant of special rights; (6) a restriction or an exclusion of shareholders' pre-emptive rights; (7) a change of our registered office; (8) our dissolution; or (9) any amendment to the Articles which would create or eliminate a supermajority requirement.

        Our shareholders are required to annually elect all of the members of the Board, as well as the Chairman of the Board, the members of the compensation committee (i.e., currently our Compensation, Governance and Nomination Committee) and the independent proxy. The Articles do not provide for cumulative voting of shares.

        At General Meetings of Shareholders, shareholders can be represented by the independent proxy or by a third person authorized by written proxy who does not need to be a shareholder. Votes are taken either by a show of hands or by electronic voting, unless the General Meeting of Shareholders resolves to have a ballot or where a ballot is ordered by the chairman of the meeting.

        (c)   Shareholders have the right to allocate the profit shown on our balance sheet and to distribute dividends by vote taken at the General Meeting of Shareholders, subject to the legal requirements described in "—Shareholder Rights".

        (d)   Under the Swiss CO, any surplus arising out of a liquidation of Alcon (i.e., after the settlement of all claims of all creditors) would be distributed to the shareholders in proportion to the paid in nominal value of their shares.

        (e)   The Swiss CO limits a corporation's ability to hold or repurchase its own shares. We and our subsidiaries may only repurchase shares if we have freely disposable equity available in the amount necessary for this purpose. The aggregate nominal value of all Alcon shares held by us and our subsidiaries may not exceed 10% of our registered share capital. However, it is accepted that a corporation may repurchase its own shares beyond the statutory limit of 10%, if the repurchased shares are clearly earmarked for cancellation and such repurchase has been approved by our shareholders. In addition, we are required to recognize a minus position for own shares acquired by Alcon or, if our subsidiaries acquire our shares, create a special reserve on our balance sheet in each case in the amount of the purchase price of the acquired shares. Repurchased shares held by us or our subsidiaries do not carry any rights to vote at a General Meeting of Shareholders, but are entitled to the economic benefits generally connected with the shares.

        Under the Swiss CO, we may not cancel treasury shares without the approval of a capital reduction by our shareholders.

        (f)    Not applicable.

        (g)   Since all of our issued and outstanding shares have been fully paid in, we can make no further capital calls on our shareholders. See "—Shareholder Rights" and "—Change in Control".

        (h)   See "—Change in Control".

Changes to Shareholder Rights

        Under the Swiss CO, we may not issue new shares without the prior approval of a capital increase by our shareholders, subject to the existing authorized share capital of Alcon pursuant to the Articles, as approved prior to the spin-off. See "Item 10.A.—Share Capital" for additional information. If a capital increase is approved, then our shareholders would generally have certain pre-emptive rights to obtain newly issued shares in an amount proportional to the nominal value of the shares they already hold. These pre-emptive rights could be excluded in certain limited circumstances with the approval of a resolution adopted at a General Meeting of Shareholders by a supermajority of two thirds of the votes. In addition, we may not create shares with increased voting powers or place restrictions on the transfer of registered shares without the approval of a resolution adopted at a General Meeting of Shareholders by a supermajority of votes.

Shareholder Meetings

        Under the Swiss CO and the Articles, we must hold an annual ordinary General Meeting of Shareholders within six months after the end of our financial year. General Meetings of Shareholders may be convened by the Board or, if necessary, by the statutory auditors. The Board is further required to convene an extraordinary General Meeting of Shareholders if so resolved by a General Meeting of Shareholders, or if so requested by shareholders holding an aggregate of at least 10% of the share capital, specifying the items for the agenda and their proposals. Shareholders holding shares with an aggregate nominal value of at least CHF 1,000,000 (i.e., 25,000,000 Alcon shares) or at least 10% of the share capital have the right to request that a specific proposal be put on the agenda and voted upon at the next General Meeting of Shareholders. A General Meeting of Shareholders is convened by publishing a notice in the Swiss Official Gazette of Commerce (Schweizerisches Handelsamtsblatt) at least 20 days prior to such meeting. Shareholders may also be informed by mail. There is no provision in the Swiss CO or the Articles requiring a quorum for the holding of a General Meeting of Shareholders. In addition, see "—Shareholder Rights" regarding conditions for exercising a shareholder's right to vote at a General Meeting of Shareholders.

Limitations

        There are no limitations under the Swiss CO or our Articles on the right of non-Swiss residents or nationals to own or vote shares.

Change in Control

        The Articles and the Board Regulations contain no provision that would have an effect of delaying, deferring or preventing a change in control of Alcon and that would operate only with respect to a merger, acquisition or corporate restructuring involving us or any of our subsidiaries.

        According to the Swiss Merger Act, shareholders may pass a resolution to merge with another corporation at any time. Such a resolution would require the consent of at least two thirds of all votes present at the necessary General Meeting of Shareholders.

        Under the Swiss Financial Market Infrastructure Act, shareholders and groups of shareholders acting in concert who acquire more than 33 1/3% of our shares would be under an obligation to make an offer to acquire all remaining Alcon shares. Alcon has neither opted out from the mandatory takeover offer obligation nor opted to increase the threshold for mandatory takeover offers in the Articles.

Disclosure of Shareholdings

        Under the Swiss Financial Market Infrastructure Act, persons who directly, indirectly or in concert with other parties acquire or dispose of our shares or purchase or sale rights relating to our shares are required to notify us and the SIX of the level of their holdings whenever such holdings reach, exceed, or fall below certain thresholds—3%, 5%, 10%, 15%, 20%, 25%, 33 1/3%, 50% and 66 2/3%—of the voting rights represented by our share capital (whether exercisable or not). This also applies to anyone who has discretionary power to exercise voting rights associated with our shares. Following receipt of such notification we are required to inform the public by publishing the information via the electronic publication platform operated by the SIX.

        An additional disclosure obligation exists under the Swiss CO which requires us to disclose, once a year in the notes to the financial statements published in our annual report, the identity of all of our shareholders (or related groups of shareholders) that hold a participation exceeding 5% of all voting rights.

Differences in the Law

        See the references to Swiss law throughout this "—Item 10.B. Memorandum and Articles of Association."

Changes in Capital

        The requirements of the Articles regarding changes in capital are not more stringent than the requirements of Swiss law.

Notices

        According to the Articles, our communications to our shareholders and company notices shall be published in the Swiss Official Gazette of Commerce (Schweizerisches Handelsamtsblatt). Notices required under the Listing Rules will be published in electronic form on the website of SIX (currently https://www.six-exchange-regulation.com/en/home/publications/official-notices.html).

10.C. MATERIAL CONTRACTS

        For descriptions of the material agreements we intend to enter into with Novartis prior to and in connection with the completion of the spin-off, see "Item 7 Major Shareholders—7.B. Related Party Transactions—Agreements Between Novartis and Us".

Bridge Loan, Term Loan and Revolving Credit Facilities

        Prior to the separation and the spin-off, we expect to enter into a $            unsecured 364-day bridge loan facility (the "Bridge Facility"), a $            unsecured                -year term loan facility ("Facility A"), a $            unsecured                -year term loan facility ("Facility B"), a EUR                 unsecured                -year term loan facility ("Facility C") and a $            unsecured                -year revolving credit facility (the "Revolving Facility" and, together with the Bridge Facility, Facility A, Facility B and Facility C, the "Facilities"). The Facilities will not be available for borrowings until the date on which certain customary conditions are satisfied.

        We and certain of our key subsidiaries are expected to be borrowers under the Facilities. We anticipate guaranteeing the borrowings of such key subsidiaries under the Facilities. In addition, we expect the Revolving Facility to include a mechanism through which certain of our subsidiaries, as approved by the lenders, can accede as a borrower.

        Immediately prior to the spin-off, we intend to pay to Novartis approximately $            of the net proceeds of the Bridge Facility, Facility A, Facility B and Facility C in satisfaction of certain intercompany indebtedness owed by Alcon and its subsidiaries to Novartis and its affiliates. If the aggregate amount that we may draw under such Facilities exceeds the sum owed to Novartis and its affiliates as intercompany indebtedness, we will retain the remaining net proceeds of such Facilities and expect to use such remaining proceeds for general corporate and working capital purposes.

        We expect to be permitted to voluntarily prepay loans under the Facilities, in whole or in part, without penalty or premium subject to certain minimum prepayment amounts and the payment of accrued interest on the amount prepaid and customary breakage costs. We also expect the Bridge Facility to have a mandatory prepayment provision, pursuant to which we would have to apply proceeds from relevant debt capital markets transactions in prepayment under the Bridge Facility. Subject to market and other customary conditions, we intend to refinance the Bridge Facility with longer-term debt prior to its termination date.

        The terms of the Facilities are anticipated to include certain events of default and covenants customary for investment grade credit facilities, including restrictive covenants that will limit, among other things, the grant or incurrence of security interests over any of our assets, the incurrence of certain indebtedness and entry into certain fundamental change transactions. The Facilities are not expected to contain any financial covenants.

        We expect the Facilities to bear interest at a rate equal to the interest rate benchmark (EURIBOR in the case of loans denominated in EUR, USD LIBOR in the case of loans denominated in USD and CHF LIBOR in the case of loans denominated in CHF), plus an applicable margin. The applicable margin for Facility A, Facility B, Facility C and the Revolving Facility is in each case expected to be based on our published credit rating.

        In connection with the separation, we expect that $            of borrowings will be outstanding under the Facilities immediately after the spin-off. Such indebtedness will require us to dedicate a portion of our future cash flows to payments on our debt, reducing our ability to use our cash flows to pay dividends, fund capital expenditures, BD&L or other strategic transactions, working capital and other general operational requirements. See "Item 3. Key Information—3.B. Capitalization and Indebtedness" for more information.

        The foregoing summarizes some of the currently expected terms of our Facilities. However, the foregoing summary does not purport to be complete, and the terms of the Facilities have not yet been finalized. There may be changes to the expected principal amount and terms of the Facilities, some of which may be material.

10.D. EXCHANGE CONTROLS

        There are no Swiss governmental laws, decrees or regulations that restrict, in a manner material to Alcon, the export or import of capital, including any foreign exchange controls, or that generally affect the remittance of dividends or other payments to non-residents or non-citizens of Switzerland who hold Alcon shares.

10.E. TAXATION

        The taxation discussion set forth below is intended only as a descriptive summary and does not purport to be a complete analysis or listing of all potential tax effects relevant to the ownership or disposition of our shares. The statements of U.S. and Swiss tax laws set forth below are based on the laws and regulations in force as of the date of this Form 20-F, including the current Convention Between the United States and the Swiss Confederation for the Avoidance of Double Taxation with Respect to Taxes on Income, entered into force on December 19, 1997 (the "Treaty"), and the U.S. Internal Revenue Code of 1986, as amended (the "Code"), Treasury Regulations, rulings, judicial decisions and administrative pronouncements, and may be subject to any changes in U.S. and Swiss law, and in any double taxation convention or treaty between the United States and Switzerland occurring after that date, which changes may have retroactive effect.

Swiss Taxation

        The following is a general summary of certain tax consequences relating to owning and disposing of Alcon shares based on the Swiss tax laws and regulations and regulatory practices in force on the date of this Form 20-F. Tax consequences are subject to changes in applicable law (or subject to changes in interpretation), including changes that could have a retroactive effect.

        This is not a complete summary of the potential Swiss tax effects relevant to the Alcon shares nor does the summary take into account or discuss the tax laws of any jurisdiction other than Switzerland. For example, this summary does not address estate, gift, inheritance, capital or wealth taxes. It also does not take into account investors' individual circumstances. This summary does not purport to be a legal opinion or to address all tax aspects that may be relevant to any particular investor.

        YOU ARE URGED TO CONSULT YOUR OWN TAX ADVISOR WITH RESPECT TO ACQUIRING, OWNING AND DISPOSING OF ALCON SHARES.

Swiss Residents

Withholding Tax on Dividends

        Dividends that we pay and any similar cash or in-kind distributions we may make to a holder of our shares (including distributions of liquidation proceeds in excess of the nominal value, stock dividends and, under certain circumstances, proceeds from repurchases of shares by us in excess of the nominal value) are generally subject to a Swiss federal withholding tax (the "Withholding Tax") at a current rate of 35%. Under certain circumstances distributions out of capital contribution reserves made by shareholders after December 31, 1996 are exempt from the Withholding Tax. We are required to withhold this Withholding Tax from the gross distribution and to pay the Withholding Tax to the Swiss Federal Tax Administration. The Withholding Tax is refundable in full to Swiss residents who are the beneficial owners of the taxable distribution at the time it is resolved and duly report the gross distribution received on their personal tax return or in their financial statements for tax purposes, as the case may be.

        Proposed Swiss corporate tax reform would require that Swiss listed companies must make distributions as dividends subject to Withholding Tax to the extent distributions are made out of capital contribution reserves, which, as described above, are not subject to Withholding Tax.

Swiss Issuance Stamp Duty

        Switzerland levies a one-time Issuance Stamp Duty (Emissionsabgabe) on the issuance of corporate equity capital by Swiss companies. A 1% Swiss Issuance Stamp Duty applies to capital contributions received for the issuance of corporate shares, non-voting shares, participation rights, as well as informal capital contributions in cash or in kind for no consideration.

Swiss Transfer Stamp Duty upon Transfer of Securities

        The sale of our shares, whether by Swiss residents or Non-resident Holders, may be subject to federal securities Transfer Stamp Duty (Umsatzabgabe) of 0.15%, calculated on the gross sale proceeds, if the sale occurs through or with a Swiss bank or other Swiss securities dealer (Effektenhändler), as defined in the Swiss Federal Stamp Duty Act. The Transfer Stamp Duty has to be paid by the securities dealer and may be charged to the parties in a taxable transaction who are not securities dealers. In addition to this Transfer Stamp Duty, the sale of shares by or through a member of the SIX may be subject to a minor stock exchange levy.

Income Tax on Dividends

        A Swiss Holder who holds Alcon shares as private assets ("Swiss Resident Private Shareholder") is required to report the receipt of dividends and similar distributions (including stock dividends and liquidation surplus) in its individual income tax returns and is subject to Swiss federal, cantonal and communal income tax on any net taxable income for the relevant tax period.

        A Swiss Holder who is Swiss resident for tax purposes, a non-Swiss individual who is subject to Swiss income tax for reasons other than residency and a legal entity tax resident in Switzerland, in each case that holds Alcon shares as business assets, and a non-Swiss tax resident legal entity that holds Alcon shares as part of a Swiss permanent establishment or fixed place of business (each, a "Swiss Resident Commercial Shareholder") is required to recognize dividends and similar distributions (including stock dividends and liquidation surplus) on Alcon shares in its income statement for the relevant taxation period and is subject to Swiss federal, cantonal and communal individual or corporate income tax, as the case may be, on any net taxable earnings for such taxation period. The same tax treatment also applies to a Swiss Holder who, for income tax purposes, is classified as a "professional securities dealer" for reasons of, inter alia, frequent dealing, or leveraged investments, in shares and other securities. Swiss Resident Commercial Shareholders who are corporate taxpayers may be eligible for a participation deduction (Beteiligungsabzug) in respect of dividends if the Alcon shares held by them as part of a Swiss business have an aggregate market value of at least CHF 1 million.

Taxes upon Disposition of Alcon Shares

        Capital gains realized on the sale or other disposal of Alcon shares held by a Swiss Resident Private Shareholder are generally not subject to any federal, cantonal or communal income taxation. However, gain realized upon a repurchase of shares by us may be characterized as taxable dividend income if certain conditions are met. Capital gains realized on shares held by a Swiss Resident Commercial Shareholder are, in general, included in the taxable income of such person.

Residents of Other Countries

        Recipients of dividends and similar distributions on our shares who are neither residents of Switzerland for tax purposes nor holding shares as part of a business conducted through a permanent establishment situated in Switzerland ("Non-resident Holders") are not subject to Swiss income taxes in respect of such distributions. Moreover, gain realized by such recipients upon the disposal of our shares is not subject to Swiss income tax.

        Non-resident Holders of our shares are, however, subject to the Withholding Tax on dividends and similar distributions mentioned above and under certain circumstances to the Transfer Stamp Duty described above. Such Non-resident Holders may be entitled to a partial refund of the Withholding Tax if the country in which they reside has entered into a bilateral treaty for the avoidance of double taxation with Switzerland. Non-resident Holders should be aware that the procedures for claiming treaty refunds (and the time frame required for obtaining a refund) may differ from country to country. Non-resident Holders should consult their own tax advisors regarding the receipt, ownership, purchase, sale or other dispositions of our shares and the procedures for claiming a refund of the Withholding Tax.

        A Non-resident Holder of our shares will not be liable for any Swiss taxes other than the Withholding Tax described above and, if the transfer occurs through or with a Swiss bank or other Swiss securities dealer, the Transfer Stamp Duty described above. If, however, the shares of Non-resident Holders can be attributed to a permanent establishment or a fixed place of business maintained by such person within Switzerland during the relevant tax year, the shares may be subject to Swiss income taxes in respect of income and gains realized on the shares and such person may qualify for a full refund of the Withholding Tax based on Swiss tax law.

Residents of the United States

        Non-resident Holders who are residents of the United States for purposes of the Treaty are eligible for a reduced rate of tax on dividends equal to 15% of the dividend, provided that such holders qualify for benefits under the Treaty and do not conduct business through a permanent establishment or fixed base in Switzerland to which our shares are attributable. Such holders should consult their own tax advisors regarding their eligibility to claim the reduced rate and the procedures for claiming a refund of the amount of the Withholding Tax in excess of the 15% Treaty rate.

International Automatic Exchange of Information in Tax Matters

        On November 19, 2014, Switzerland signed the Multilateral Competent Authority Agreement, which is based on article 6 of the OECD/Council of Europe administrative assistance convention and is intended to ensure the uniform implementation of automatic exchange of information (the "AEOI"). The Federal Act on the International Automatic Exchange of Information in Tax Matters (the "AEOI Act") entered into force on January 1, 2017. The AEOI Act is the legal basis for the implementation of the AEOI standard in Switzerland.

        The AEOI is being introduced in Switzerland through bilateral agreements or multilateral agreements. The agreements have been, and will be, concluded on the basis of guaranteed reciprocity, compliance with the principle of specialty (i.e. the information exchanged may only be used to assess and levy taxes (and for criminal tax proceedings)) and adequate data protection. The United States is not a treaty state.

        Based on such multilateral agreements and bilateral agreements and the implementing laws of Switzerland, Switzerland has begun to collect data in respect of financial assets (including shares) held in, and income derived thereon and credited to, accounts or deposits with a paying agent in Switzerland for the benefit of individuals resident in a EU member state or in a treaty state from, depending on the effective date of the respective agreement, 2017 or 2018, as the case may be, and will begin to exchange such data in 2018 or 2019, as the case may be.

U.S. Federal Income Taxation

        The following is a general discussion of the material U.S. federal income tax consequences of the ownership and disposition of our shares that may be relevant to you if you are a U.S. Holder (as defined in "Item 4. Information on the Company—4.A. History and Development of the Company—Material U.S. Federal Income Tax Consequences of the Spin-off—General"). This discussion does not address all tax consequences that may be relevant to you in light of your particular circumstances, nor does it address the consequences to shareholders subject to special treatment under the U.S. federal income tax laws, such as those described in "Item 4. Information on the Company—4.A. History and Development of the Company—Material U.S. Federal Income Tax Consequences of the Spin-off—General". This discussion is based on the Code, Treasury Regulations promulgated under the Code and judicial and administrative interpretations thereof, in each case as in effect as of the date of this Form 20-F and all of which are subject to change at any time, possibly with retroactive effect. Any such change could affect the tax consequences described below.

        Persons who are subject to U.S. taxation are strongly urged to consult their own tax advisers as to the overall non-U.S. and U.S. federal, state and local tax consequences of the ownership and disposition of our shares.

Dividends

        The gross amount of distributions on our shares (including any amounts withheld in respect of Withholding Tax) will be taxable as dividends to the extent paid out of our current or accumulated earnings and profits, as determined under U.S. federal income tax principles. You should expect that the full amount of a distribution will generally be treated as a taxable dividend. Such dividends (including Withholding Tax, if any) will be includable in your gross income as ordinary income on the day actually or constructively received by you and will generally not be eligible for the dividends received deduction allowed to corporations under the Code.

        Dividend income in respect of our shares will constitute income from sources outside the United States for U.S. foreign tax credit purposes. Subject to the limitations and conditions provided in the Code, U.S. Holders generally may claim as a credit against their U.S. federal income tax liability any Withholding Tax withheld from a dividend. The rules governing the foreign tax credit are complex. Each U.S. Holder is urged to consult its own tax advisor concerning whether, and to what extent, a foreign tax credit will be available with respect to dividends received from us.

        In general, a U.S. Holder will be required to determine the amount of any dividend paid in Swiss francs, including the amount of any Withholding Tax imposed thereon, by translating the Swiss francs into U.S. dollars at the spot rate on the date the dividend is actually or constructively received by a U.S. Holder, regardless of whether the Swiss francs are in fact converted into U.S. dollars. If a U.S. Holder converts the Swiss francs so received into U.S. dollars on the date of receipt, the U.S. Holder generally should not recognize foreign currency gain or loss on such conversion. If a U.S. Holder does not convert the Swiss francs so received into U.S. dollars on the date of receipt, the U.S. Holder will have a tax basis in the Swiss francs equal to the U.S. dollar value on such date. Any foreign currency gain or loss that a U.S. Holder recognizes on a subsequent conversion or other disposition of the Swiss francs generally will be treated as U.S. source ordinary income or loss.

        For a non-corporate U.S. Holder, the U.S. dollar amount of any dividends paid that constitute qualified dividend income is generally taxable at the applicable preferential long-term capital gain rate, provided that the U.S. Holder meets certain holding period and other requirements. We currently believe that dividends paid with respect to our shares will constitute qualified dividend income for U.S. federal income tax purposes.

Sale or Other Taxable Disposition

        Upon a sale or other taxable disposition of our shares, U.S. Holders generally will recognize capital gain or loss in an amount equal to the difference between the U.S. dollar value of the amount realized on the disposition and the U.S. Holder's tax basis (determined in U.S. dollars) in the shares. This capital gain or loss generally will be U.S. source gain or loss and will be treated as long-term capital gain or loss if the holding period in the shares exceeds one year. In the case of a non-corporate U.S. Holder, any long term capital gain generally will be subject to U.S. federal income tax at preferential rates. The deductibility of capital losses is subject to limitations under the Code.

Medicare Tax

        Certain U.S. Holders who are individuals, estates, or trusts are required to pay a 3.8% Medicare surtax on all or part of such holder's "net investment income", which includes, among other items, dividends on, and capital gains from the sale or other taxable disposition of, our ordinary shares, subject to certain limitations and exceptions. Prospective investors should consult their own tax advisors regarding the effect, if any, of this surtax on their ownership and disposition of our ordinary shares.

U.S. Information Reporting and Backup Withholding

        Dividend payments with respect to our shares and proceeds from the sale, exchange or other disposition of shares received in the United States or through U.S.-related financial intermediaries, may be subject to information reporting to the IRS and possible U.S. backup withholding. Certain exempt recipients (such as corporations) are not subject to these information reporting and backup withholding requirements. Backup withholding will not apply to a U.S. Holder who furnishes a correct taxpayer identification number and makes any other required certification or who is otherwise exempt from backup withholding. Any U.S. Holders required to establish their exempt status generally must provide a properly-executed IRS Form W-9 (Request for Taxpayer Identification Number and Certification). Backup withholding is not an additional tax. Amounts withheld as backup withholding may be credited against a U.S. Holder's U.S. federal income tax liability, and a U.S. Holder may obtain a refund of any excess amounts withheld under the backup withholding rules by timely filing the appropriate claim for refund with the IRS and furnishing any required information.

10.F. DIVIDENDS AND PAYING AGENTS

        The dividend paying agent for shareholders is expected to be UBS. For additional detail, see "Item 8. Financial Information—8.A. Combined Statements and Other Financial Information—Dividend Policy".

10.G. STATEMENTS BY EXPERTS

        The financial statements as of December 31, 2017, December 31, 2016 and December 31, 2015 and for each of the three years in the period ended December 31, 2017 included in this Form 20-F have been so included in reliance on the report of PricewaterhouseCoopers SA, Switzerland, an independent registered public accounting firm, given on the authority of said firm as experts in auditing and accounting. PricewaterhouseCoopers SA is a member of EXPERTsuisse, the Swiss specialist association for auditing, taxes and fiduciary.

10.H. DOCUMENTS ON DISPLAY

        Any statement in this Form 20-F about any of our contracts or other documents is not necessarily complete. If the contract or document is filed as an exhibit to the Form 20-F, the contract or document is deemed to modify the description contained in this Form 20-F. You must review the exhibits themselves for a complete description of the contract or document.

        Upon completion of the spin-off, we will become subject to the informational requirements of the Exchange Act. Accordingly, we will be required to file reports and other information with the SEC, including annual reports on Form 20-F and periodic reports on Form 6-K. You may inspect and copy reports and other information filed with the SEC at the Public Reference Room at 100 F Street, N.E., Washington, D.C. 20549. Information on the operation of the Public Reference Room may be obtained by calling the SEC at 1-800-SEC-0330. In addition, the SEC maintains an Internet website that contains reports and other information about issuers, like us, that file electronically with the SEC. The address of that website is www.sec.gov. In addition, as of the first day of listing of the Alcon shares on the SIX, copies of all information and documents pertaining to press releases, media conferences, investor updates and presentations at analyst and investor presentation conferences can be downloaded from the Alcon website at                or obtained from Alcon upon request at                . The information contained on our website is not a part of this Form 20-F.

        As a foreign private issuer, we will be exempt under the Exchange Act from, among other things, the rules prescribing the furnishing and content of proxy statements, and our executive officers, directors and principal shareholders are exempt from the reporting and shortswing profit recovery provisions contained in Section 16 of the Exchange Act. In addition, we will not be required under the Exchange Act to file periodic reports and financial statements with the SEC as frequently or as promptly as U.S. companies whose securities are registered under the Exchange Act. However, we intend to furnish or make available to our shareholders annual reports containing our combined financial statements prepared in accordance with IFRS and make available to our shareholders quarterly reports containing our unaudited interim financial information for the first three fiscal quarters of each fiscal year. Our annual report will contain an "Operating and Financial Review and Prospects" section for the relevant periods.

10.I. SUBSIDIARY INFORMATION

        Not Applicable.

ITEM 11.    QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

        The major financing risks faced by Alcon will be managed by the Alcon treasury function. For information about the effects of currency and interest rate fluctuations and how we manage currency and interest risk, see "Item 5. Operating and Financial Review and Prospects—5.B. Liquidity and Capital Resources". Please also see the information set forth under "Note 24. Financial instruments—additional disclosures" on pages F-67 to F-72 of our combined financial statements and related notes included elsewhere in this Form 20-F.

ITEM 12.    DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES

12.A. DEBT SECURITIES

        Not Applicable.

12.B. WARRANTS AND RIGHTS

        Not Applicable.

12.C. OTHER SECURITIES

        Not Applicable.

12.D. AMERICAN DEPOSITARY SHARES

        Not Applicable.

PART II

ITEM 13.    DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES

        Not applicable.

ITEM 14.    MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS

        Not applicable.

ITEM 15.    CONTROLS AND PROCEDURES

        Not applicable.

ITEM 16.    [RESERVED]

        Not applicable.

ITEM 16A.    AUDIT COMMITTEE AND FINANCIAL EXPERT

        Not applicable.

ITEM 16B.    CODE OF ETHICS

        Not applicable.

ITEM 16C.    PRINCIPAL ACCOUNTANT FEES AND SERVICES

        Not applicable.

ITEM 16D.    EXEMPTIONS FROM THE LISTING STANDARDS FOR AUDIT COMMITTEES

        Not Applicable.

ITEM 16E.    PURCHASES OF EQUITY SECURITIES BY THE ISSUER AND AFFILIATED PURCHASERS

        Not applicable.

ITEM 16F.    CHANGE IN REGISTRANT'S CERTIFYING ACCOUNTANT

        None.

ITEM 16G.    CORPORATE GOVERNANCE

        Not applicable.

ITEM 16H.    MINE SAFETY DISCLOSURE

        Not applicable.

PART III

ITEM 17.    FINANCIAL STATEMENTS

        Not applicable.

ITEM 18.    FINANCIAL STATEMENTS

Historical Combined Financial Statements

        Please refer to pages F-1 through F-94 of this Form 20-F.

Unaudited Pro Forma Combined Financial Information

        Please refer to pages 34 through 37 of this Form 20-F.

ITEM 19.    EXHIBITS

        We have filed the following documents as exhibits to this Form 20-F:

Exhibit Number	Description
1.1	Form of Articles of Incorporation of Alcon Inc.*
1.2	Form of Regulations of the Board of Directors of Alcon Inc.*
4.1	Form of Separation and Distribution Agreement by and between Novartis AG and Alcon Inc.*
4.2	Form of Tax Matters Agreement by and between Novartis AG and Alcon Inc.*
4.3	Form of Employee Matters Agreement by and between Novartis AG and Alcon Inc.*
4.4	Form of Manufacturing and Supply Agreements by and between Novartis AG and Alcon Inc.*
4.5	Form of Transitional Services Agreement by and between Novartis AG and Alcon Inc.*
4.6	Form of IP arrangements by and between Novartis AG and Alcon Inc.*
8.1	List of Subsidiaries*
15.1	Form of Opinion of Bär & Karrer AG, special counsel on Swiss law to the Company, as to the validity of the registered shares being issued*
15.2	Form of Opinion of Cravath, Swaine & Moore LLP, United States counsel to the Company, with respect to certain tax matters*
15.4	Consent of PricewaterhouseCoopers SA
15.5	Consent of Bär & Karrer AG (included in exhibit 15.1)*
15.6	Consent of Cravath, Swaine & Moore LLP (included in exhibit 15.2)*
15.7	Power of Attorney†
15.8	Pertinent pages from 2017 Annual Report of Novartis AG†

*
To be provided by amendment.

†
Previously filed on November 13, 2018.

SIGNATURES

        The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this registration statement on its behalf.

Alcon Inc.
By:	/s/ DAVID J. ENDICOTT
	Name:	David J. Endicott
	Title:	Authorized Representative
By:	/s/ DAVID MURRAY
	Name:	David Murray
	Title:	Authorized Representative

Date: December 27, 2018

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and the Shareholder of Alcon Inc.

Opinion on the Financial Statements

        We have audited the accompanying combined balance sheets of the Novartis AG Alcon business (the "Company"), as of December 31, 2017, 2016 and 2015, and the related combined income statements, statements of comprehensive income, statements of changes in invested capital, and statements of cash flows for each of the three years in the period ended December 31, 2017, including the related notes (collectively referred to as the "combined financial statements"). In our opinion, the combined financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2017, 2016 and 2015, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 2017 in conformity with International Financial Reporting Standards as issued by the International Accounting Standards Board.

Basis for Opinion

        These combined financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's combined financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

        We conducted our audits of these combined financial statements in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the combined financial statements are free of material misstatement, whether due to error or fraud.

        Our audits included performing procedures to assess the risks of material misstatement of the combined financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the combined financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the combined financial statements. We believe that our audits provide a reasonable basis for our opinion.

/s/ PricewaterhouseCoopers SA

Geneva, Switzerland

November 12, 2018

We have served as the Company's auditor since 2017.

NOVARTIS AG ALCON BUSINESS COMBINED FINANCIAL STATEMENTS

COMBINED INCOME STATEMENTS

(For the years ended December 31, 2017, 2016 and 2015)

($ millions)	Note	2017	2016	2015
Net sales to third parties	5	6,785	6,589	6,751
Sales to Novartis Group	22	4	3	2

Net sales	5	6,789	6,592	6,753
Other revenues		3	4	23
Cost of goods sold		(3,588)	(3,485)	(3,529)

Gross profit		3,204	3,111	3,247
Selling, general & administration		(2,596)	(2,526)	(2,337)
Research & development		(584)	(499)	(458)
Other income		47	50	53
Other expense		(148)	(126)	(88)

Operating (loss)/income	5	(77)	10	417
Interest expense	6	(27)	(31)	(18)
Other financial income and expense	6	(23)	(92)	(48)

(Loss)/income before taxes		(127)	(113)	351
Taxes	7	383	(57)	(43)

Net income/(loss)		256	(170)	308

The accompanying Notes form an integral part of the combined financial statements.

NOVARTIS AG ALCON BUSINESS COMBINED FINANCIAL STATEMENTS

COMBINED STATEMENTS OF COMPREHENSIVE INCOME

(For the years ended December 31, 2017, 2016 and 2015)

($ millions)	2017	2016	2015
Net income/(loss)	256	(170)	308

Other comprehensive income to be eventually recycled into the combined income statement:
Fair value adjustments on marketable securities, net of taxes(1)	21	(2)	2
Currency translation effects	184	26	(178)

Total of items to eventually recycle	205	24	(176)

Other comprehensive income never to be recycled into the combined income statement:
Actuarial gains/(losses) from defined benefit plans, net of taxes(2)	36	(5)	24

Total comprehensive income/(loss)	497	(151)	156

(1)
No taxes were recorded in any of the years presented.

(2)
Tax expenses of $26 million and $10 million were recorded in 2017 and 2015, respectively, and tax income of $5 million was recorded in 2016.

The accompanying Notes form an integral part of the combined financial statements.

NOVARTIS AG ALCON BUSINESS COMBINED FINANCIAL STATEMENTS

COMBINED BALANCE SHEETS

(For the years ended December 31, 2017, 2016 and 2015)

($ millions)	Note	2017	2016	2015
Assets
Non-current assets
Property, plant & equipment	8	2,560	2,291	2,151
Goodwill	9	8,895	8,893	8,855
Intangible assets other than goodwill	9	11,541	12,372	12,951
Deferred tax assets	10	526	638	603
Financial assets	11	437	414	555
Other non-current assets	11	142	113	113

Total non-current assets		24,101	24,721	25,228

Current assets
Inventories	12	1,303	1,207	1,149
Trade receivables	13	1,345	1,240	1,130
Receivables from Novartis Group	22	14	2	7
Income tax receivables		29	15	7
Other financial receivables from Novartis Group	22	65	41	28
Cash and cash equivalents		172	162	285
Other current assets	14	359	352	368

Total current assets		3,287	3,019	2,974

Total assets		27,388	27,740	28,202

Invested capital and liabilities
Invested capital		23,029	23,012	23,637

Liabilities
Non-current liabilities
Financial debts	15	84	79	75
Deferred tax liabilities	10	1,640	2,184	2,128
Provisions and other non-current liabilities	16	857	800	719

Total non-current liabilities		2,581	3,063	2,922

Current liabilities
Trade payables		615	516	493
Payables to Novartis Group	22	57	91	123
Financial debts	15	65	170	212
Other financial liabilities to Novartis Group	22	46	26	15
Current income tax liabilities		105	75	63
Provisions and other current liabilities	17	890	787	737

Total current liabilities		1,778	1,665	1,643

Total liabilities		4,359	4,728	4,565

Total invested capital and liabilities		27,388	27,740	28,202

The accompanying Notes form an integral part of the combined financial statements.

NOVARTIS AG ALCON BUSINESS COMBINED FINANCIAL STATEMENTS

COMBINED STATEMENTS OF CHANGES IN INVESTED CAPITAL

(For the years ended December 31, 2017, 2016 and 2015)

($ millions)	Retained earnings	Fair value adjustments on marketable securities	Actuarial (losses)/gains from defined benefit plans	Cumulative currency translation effects	Total value adjustments	Invested capital
Total invested capital at January 1, 2015	24,488	4	(80)	55	(21)	24,467

Net income	308					308
Other comprehensive loss		2	24	(178)	(152)	(152)

Total comprehensive income	308	2	24	(178)	(152)	156

Movements of financing provided to Novartis Group	(835)					(835)
Other transactions with Novartis Group	(151)					(151)

Total of other movements	(986)					(986)

Total invested capital at December 31, 2015	23,810	6	(56)	(123)	(173)	23,637

Net loss	(170)					(170)
Other comprehensive income		(2)	(5)	26	19	19

Total comprehensive loss	(170)	(2)	(5)	26	19	(151)

Movements of financing provided to Novartis Group	(396)					(396)
Other transactions with Novartis Group	(78)					(78)

Total of other movements	(474)					(474)

Total invested capital at December 31, 2016	23,166	4	(61)	(97)	(154)	23,012

Net income	256					256
Other comprehensive income		21	36	184	241	241

Total comprehensive income	256	21	36	184	241	497

Movements of financing provided to Novartis Group	(424)					(424)
Other transactions with Novartis Group	(56)					(56)

Total of other movements	(480)					(480)

Total invested capital at December 31, 2017	22,942	25	(25)	87	87	23,029

The accompanying Notes form an integral part of the combined financial statements.

NOVARTIS AG ALCON BUSINESS COMBINED FINANCIAL STATEMENTS

COMBINED STATEMENTS OF CASH FLOWS

(For the years ended December 31, 2017, 2016 and 2015)

($ millions)	Note	2017	2016	2015
Net income/(loss)		256	(170)	308
Adjustments to reconcile net income/(loss) to net cash flows from operating activities
Depreciation, amortization and impairments	18.1	1,334	1,289	1,260
Non-cash change in provisions and other non-current liabilities		75	64	126
Losses on disposal and other adjustments on property, plant & equipment, intangible, financial and other non-current assets, net		41	10	15
Net financial expense		50	123	66
Taxes		(383)	57	43
Interest received			1	1
Interest paid		(13)	(21)	(15)
Other financial payments		(22)	(31)	(28)
Taxes paid		(84)	(150)	(164)

Net cash flows before working capital changes and net payments out of provisions and non-current liabilities		1,254	1,172	1,612
Net payments out of provisions and other cash movements in non-current liabilities		(72)	(108)	(91)
Change in net current assets and other operating cash flow items	18.2	36	181	(151)

Net cash flows from operating activities		1,218	1,245	1,370

Purchase of property, plant & equipment		(415)	(444)	(446)
Proceeds from sales of property, plant & equipment		1		6
Purchase of intangible assets		(81)	(62)	(41)
Purchase of financial assets		(114)	(2)	(2)
Proceeds from sales of financial assets		2		4
Purchase of other non-current assets		(2)	(32)	(16)
Acquisitions of businesses	18.3	(70)	(303)	(43)

Net cash flows used in investing activities		(679)	(843)	(538)

Movements of financing provided to Novartis Group		(424)	(396)	(835)
Change in current financial debts	18.4	(111)	(37)	45
Change in other financial receivables from Novartis Group	18.4	(24)	(13)	(26)
Change in other financial liabilities to Novartis Group	18.4	20	11	(13)
Other financing cash flows				1

Net cash flows used in financing activities		(539)	(435)	(828)

Effect of exchange rate changes on cash and cash equivalents		10	(90)	(35)

Net change in cash and cash equivalents		10	(123)	(31)
Cash and cash equivalents at January 1		162	285	316

Cash and cash equivalents at December 31		172	162	285

The accompanying Notes form an integral part of the combined financial statements.

NOVARTIS AG ALCON BUSINESS

NOTES TO COMBINED FINANCIAL STATEMENTS

1. Description of business

        These combined financial statements comprise the Novartis AG (Novartis Group or Novartis) Alcon business. Alcon is the leading eye care devices company globally. Alcon is a multinational group of companies specializing in the research, development, manufacturing and marketing of a broad range of eye care products within two businesses: surgical and vision care. The business of Alcon is operated within its subsidiaries or subsidiaries of Novartis Group and is herein referred to as the Company or Alcon.

        The combined financial statements have been prepared for the separation of the Alcon business from the Novartis Group through a spin-off to the Novartis AG shareholders. This separation is subject to a number of conditions, including general market conditions, regulatory approvals, final Novartis AG Board of Directors endorsement and Novartis AG shareholder approval. The combined financial statements of the Novartis AG Alcon business reflects the assets, liabilities, results and cash flows of the subsidiaries to the extent they are related to the Alcon business and reporting units. As a result, the Alcon Business does not currently constitute a separate group of legal entities.

        The combined financial statements of the Novartis AG Alcon business comprises its combined balance sheets as of December 31, 2017, 2016 and 2015 and the combined income statement, combined statements of comprehensive income, the combined statements of changes in invested capital and combined statements of cash flows for the three years ended December 31, 2017, 2016 and 2015.

        The country of operation and percentage ownership of the legal entities included in the combined financial statements are disclosed in Note 26.

2. Basis of preparation

        The combined financial statements have been prepared in accordance with the basis of preparation as described in this Note 2 and with the accounting policies as described in Note 3.

        The company did not publish standalone financial statements in the past. As a result, these combined financial statements have been derived from the Novartis Group accounting records, which were prepared in accordance with International Financial Reporting Standards (IFRS), as issued by the International Accounting Standards Board. As it is the first time that the Company applies IFRS, for the purpose of the preparation of these standalone combined financial statements, IFRS 1 — First-time Adoption of International Financial Reporting Standards was required to be applied. As it is the first time that separate combined financial statements have been prepared for the Company, additional IFRS 1 disclosures related to the January 1, 2015 combined balance sheet (the opening statement of financial position) is presented in Note 27, the combined financial statements include three years of combined balance sheets, together with the related note disclosures, and exclude the various reconciliations disclosures as they are not applicable. IFRS does not provide principles for the preparation of combined financial statements for carve-out financial statements, and accordingly in preparing the combined financial statements certain accounting and allocation conventions commonly used in practice for the preparation of carve-out financial statements were applied. The assets and liabilities included in the combined balance sheets were measured at the carrying amounts recorded in Novartis Group consolidated financial statements.

        The business of Alcon did not form a separate legal group of companies in all years presented. The accompanying combined financial statements were prepared on a standalone basis and are derived (carved-out) from Novartis AG's consolidated financial statements and accounting records of the Novartis Group. They include all Alcon subsidiaries and all Alcon business operated within Novartis

NOVARTIS AG ALCON BUSINESS

NOTES TO COMBINED FINANCIAL STATEMENTS (Continued)

2. Basis of preparation (Continued)

Group subsidiaries over which the Company has control, by applying the principles of IFRS 10 — Consolidated Financial Statements. The Company controls an entity when it is exposed to, or has rights to, variable returns from its involvement with the entity and has the ability to affect those returns through its power over the entity.

        The preparation of carve-out financial statements requires management to make certain estimates and assumptions, either at the balance sheet date or during the year that affect the reported amounts of assets and liabilities as well as expenses. Actual outcomes and results could differ from those estimates and assumptions.

        The following paragraphs describe the significant estimates and assumptions applied by management in the preparation of these combined financial statements.

        These combined financial statements include the assets and liabilities within Novartis subsidiaries that are attributable to the Alcon business and exclude the assets and liabilities within Alcon subsidiaries not attributable to the Alcon business.

        These combined financial statements exclude, in all years presented, the assets, liabilities and results of operations of the ophthalmology pharmaceutical business that in connection with a Novartis Group business reorganization, effective as of January 1, 2016, was transferred to the Innovative Medicines Division of Novartis Group; previously this business was part of the Alcon Division within the Novartis Group.

        These combined financial statements include, in all years presented, the assets, liabilities and results of operations of the ophthalmic over-the-counter products and a small portfolio of surgical diagnostics products that in connection with a Novartis Group business reorganization, effective as of January 1, 2018, were transferred to Alcon from the Innovative Medicines Division of Novartis.

        Certain Novartis manufacturing sites perform production services for both the Alcon and Innovative Medicines Divisions of Novartis Group ("multi-divisional manufacturing sites"). These combined financial statements include the carrying value of the manufacturing sites where the majority of the production is attributable to Alcon and it is planned to transfer the manufacturing site to the Company in connection with the planned spin-off, as described in Note 1. The inventory, sales and production costs of these multi-divisional manufacturing sites that is attributable to the products of the Alcon and Innovative Medicines Divisions of Novartis Group were accounted for and reported separately by the Alcon and Innovative Medicines Divisions of Novartis Group within Novartis Group accounting systems. The supply chains of the Alcon and Innovative Medicines Divisions of Novartis Group each manage separately the distribution of their respective products produced in these multi-divisional manufacturing sites. As a result, there was no requirement for inter-divisional trading arrangements between the Alcon and Innovative Medicines Divisions of Novartis Group for the products produced in these multi-divisional manufacturing sites. Manufacturing costs attributable to the Alcon business' products produced in these multi-divisional manufacturing sites were recognized in these combined financial statements at cost of production.

        These combined financial statements include the attribution of certain assets and liabilities that were historically held at the Novartis corporate level that are specifically identifiable or attributable to the Company on a standalone basis and were recognized on the combined balance sheets through retained earnings in invested capital. The most significant of which were defined benefit plans, current and deferred income taxes, financial debts, financial investments and the Alcon brand name. The Alcon

NOVARTIS AG ALCON BUSINESS

NOTES TO COMBINED FINANCIAL STATEMENTS (Continued)

2. Basis of preparation (Continued)

brand name was used to market the products of Alcon and the products within Novartis Innovative Medicines Divisions' ophthalmology pharmaceutical business. It is the intention of Novartis Group to transfer the full rights to the Alcon brand name to Alcon in connection with the planned spin-off of the Alcon business to the Novartis AG shareholders, as described in Note 1. As a result, the carrying value of the Alcon brand name was fully attributed to the Company in these combined financial statements.

        Novartis manages its global currency exposure by engaging in hedging transactions where management deems appropriate. The income and expenses related to these hedging transactions have been allocated to the Company based on the estimated currency exposure of the Company and are recorded to other financial income and expense in the combined income statements and recognized directly through retained earnings in invested capital.

        Novartis uses a centralized approach to cash management and financing of operations. The majority of the Company's subsidiaries are party to Novartis cash pooling arrangements with several financial institutions to maximize the availability of cash for general operating and investing purposes. Under these cash pooling arrangements, cash balances were swept by Novartis regularly from the Company's bank accounts. The net position with the Novartis cash pooling accounts at the end of each reporting period were reflected in combined balance sheet in "Other financial receivables from Novartis Group" or "Other financial liabilities to Novartis Group".

        Financing transactions between Novartis and the Company, except for receivables and payables against the Novartis cash pool described above, are excluded from the combined financial statements, as none of these financing transactions were specifically related to the operation of the Company's business. The exclusion of these financing transactions was recognized through retained earnings in invested capital.

        Dividend and other equity transactions between the Company and Novartis were recognized directly to retained earnings in invested capital.

        Novartis third-party debt and the related interest expense were not allocated to the Company when the Company's subsidiaries were not the legal obligor of the debt and when Novartis borrowings were not directly attributable to the Company's business. These combined financial statements include third-party debt and the related interest expense when the Company's subsidiaries were the legal obligor of the debt and when the borrowings were directly attributable to the Company's business. See Note 15.

        The Company's employees participate in defined benefit pension and other postretirement plans sponsored by Novartis, in some countries these are single employer plans dedicated to the Alcon business employees and in other countries these are plans where employees of Alcon and employees of the Novartis Group are participants. The net defined benefit and other postretirement plan liabilities and pension costs attributable to Alcon were included in these combined financial statements, to the extent that the corresponding pension obligations and plan assets under those plans are expected to transfer to the Company under the planned separation of Alcon, see Note 1. See Note 20 for additional disclosure on post-employment benefits for associates.

        Income taxes attributable to the Alcon business were determined using the separate return approach, under which current and deferred income taxes are calculated as if a separate tax return had been prepared in each tax jurisdiction. In various tax jurisdictions, Alcon and Novartis businesses operated within the same legal entity and certain Alcon subsidiaries were part of a Novartis tax group.

NOVARTIS AG ALCON BUSINESS

NOTES TO COMBINED FINANCIAL STATEMENTS (Continued)

2. Basis of preparation (Continued)

This required an assumption that the subsidiaries and operations of the Company in those tax jurisdictions operated on a standalone basis and constitute separate taxable entities. Actual outcomes and results could differ from these separate tax return estimates, including those estimates and assumptions related realization of tax benefits within these Novartis tax groups. See Note 7 and Note 10 for additional disclosures on income taxes.

        The Company's invested capital in these combined financial statements represents the excess of total assets over total liabilities and, in addition to the items described above, was impacted by the following:

  •
  Currency translation adjustments of the Novartis Group multi-divisional subsidiaries were allocated between Alcon and the Novartis retained businesses by applying allocation keys based on net assets of each respective business.

  •
  Other transactions with Novartis Group as shown on the combined statements of changes in invested capital represents the movements in invested capital resulting from the preparation of the combined financial statements in accordance with the basis of presentation described in this Note 2.

  •
  Movements of financing provided to Novartis Group as shown on the combined statements of changes in invested capital and on the combined cash flow statements primarily represent the net contributions from Alcon to Novartis Group.

        These combined financial statements include charges and allocation of expenses related to certain Novartis business support functions and Novartis corporate general and administration functions. The Company considers the charges and allocation methodology and results to be reasonable for all periods presented. However, the charges and allocations may not be indicative of the actual expense that would have been incurred had the Company operated as an independent, publicly traded company for all periods presented. The following is a brief description of the nature of these charges and allocations:

  •
  Alcon has received services from Novartis Business Services (NBS), the shared service organization of Novartis Group, across the following service domains: human resources operations, real estate and facility services, including site security and executive protection, procurement, information technology, commercial and medical support services and financial reporting and accounting operations. The combined financial statements include the appropriate costs related to the services rendered, without profit margin, in accordance with the historical arrangements that existed between Novartis and the Alcon business. See Note 22 for additional disclosures.

  •
  Certain Novartis corporate general and administrative functions costs, in the areas of corporate governance, including board of directors, corporate responsibility and other corporate functions, such as tax, corporate governance and listed company compliance, investor relations, internal audit, treasury, communications functions, and the net interest on the net defined benefit liability were not charged or allocated to the Alcon business in the past. The combined financial statements include a reasonable allocation of these Novartis corporate general and administrative functions costs and net interest on the net defined benefit liability, based on reasonable assumptions and estimates. The corporate general and administrative function costs allocations were based on the direct and indirect costs incurred to provide the respective services. When specific identification was not practicable, a proportional cost allocation method

NOVARTIS AG ALCON BUSINESS

NOTES TO COMBINED FINANCIAL STATEMENTS (Continued)

2. Basis of preparation (Continued)

    was used, primarily based on sales, or headcount. Management believes that the allocations reasonably approximate the corporate general and administrative functions costs Alcon may have incurred had it operated as a standalone company. However, the allocations may not be indicative of the actual expense that would have been incurred had the Company operated on a standalone basis. See Note 22 for additional disclosures.

        Management believes that all allocations have been performed on a reasonable basis and reflect the services received by the Company, the cost incurred on behalf of the Company and the assets and liabilities of the Company. Although, the combined financial statements reflect management's best estimate of all historical costs related to the Company, this may however not necessarily reflect what the results of operations, financial position, or cash flows would have been had the Company been a separate entity, nor the future results of the Company as it will exist upon completion of the planned separation, as described in Note 1.

3. Significant accounting policies

Principles and scope of combination

        The combined financial statements of the Company are prepared in accordance with International Financial Reporting Standards (IFRS) as issued by the International Accounting Standards Board (IASB). They are prepared in accordance with the historical cost convention except for items that are required to be accounted for at fair value. All intercompany transactions and accounts within the Company were eliminated.

        The Company's financial year-end is December 31, which is also the annual closing date of the individual entities' financial statements incorporated into the Company's combined financial statements; refer to Note 2 - Basis of Preparation for additional information on the principles of combination for these combined financial statements.

        The preparation of financial statements requires management to make certain estimates and assumptions, either at the balance sheet date or during the period and years that affect the reported amounts of assets, liabilities and expenses, including any contingent amount, as well as revenue and expenses. Actual outcomes and results could differ from those estimates and assumptions.

Foreign currencies

        The combined financial statements of the Company are presented in U.S. dollar (USD). The functional currency of individual entities incorporated into the Company's combined financial statements are generally the local currency of the respective entity. The functional currency used for the reporting of certain Swiss entities is USD instead of their respective local currencies. This reflects the fact that the cash flows and transactions of these entities are primarily denominated in these currencies.

        For entities not operating in hyperinflationary economies, the entities results, financial position and cash flows that do not have USD as their functional currency are translated into USD using the following exchange rates:

  •
  Income, expense and cash flows using for each month the average exchange rate with the U.S. dollar values for each month being aggregated during the year.

  •
  Balance sheets using year-end exchange rates.

NOVARTIS AG ALCON BUSINESS

NOTES TO COMBINED FINANCIAL STATEMENTS (Continued)

3. Significant accounting policies (Continued)

  •
  Resulting exchange rate differences are recognized in other comprehensive income.

        The only hyperinflationary economy applicable to the Company is Venezuela. The financial statements of the entity in this country are first adjusted for the effect of inflation, with any gain or loss on the net monetary position recorded in the related functional lines in the combined income statement and then translated into USD.

Acquisition of assets

        Acquired assets are initially recognized on the balance sheet at cost if they meet the criteria for capitalization. If acquired as part of a business combination, the fair value of identified assets represents the cost for these assets. If separately acquired, the cost of the asset includes the purchase price and any directly attributable costs for bringing the asset into the condition to operate as intended. Expected costs for obligations to dismantle and remove property, plant and equipment when it is no longer used are included in their cost.

Property, plant and equipment

        Property, plant and equipment are depreciated on a straight-line basis in the combined income statement over their estimated useful lives. Leasehold land is depreciated over the period of its lease whereas freehold land is not depreciated. The related depreciation expense is included in the costs of the functions using the asset.

        Property, plant and equipment are assessed for impairment whenever there is an indication that the balance sheet carrying amount may not be recoverable using cash flow projections for the useful life.

        The following table shows the respective useful lives for property, plant and equipment:

Useful life
Buildings	20 to 40 years
Machinery and other equipment
Machinery and equipment	7 to 20 years
Furniture and vehicles	5 to 10 years
Computer hardware	3 to 7 years

Goodwill and intangible assets

Goodwill

        Goodwill arises in a business combination and is the excess of the consideration transferred to acquire a business over the underlying fair value of the net identified assets acquired. It is allocated to groups of cash generating units (CGUs) which are represented by the reported segments. Goodwill is tested for impairment annually at the CGU level and any impairment charges are recorded under "Other expense" in the combined income statement.

NOVARTIS AG ALCON BUSINESS

NOTES TO COMBINED FINANCIAL STATEMENTS (Continued)

3. Significant accounting policies (Continued)

Intangible assets available-for-use

        The Company has the following classes of available-for-use intangible assets: Currently marketed products; Marketing know-how; Technologies; Other intangible assets (including software) and the Alcon brand name.

        Currently marketed products represent the composite value of acquired intellectual property, patents, and distribution rights and product trade names.

        Marketing know-how represents the value attributable to the expertise acquired for marketing and distributing Alcon surgical products.

        Technologies represent identified and separable acquired know-how used in the research, development and production processes.

        Significant investments in internally developed and acquired software are capitalized and included in the "Other" category and amortized once available for use.

        The Alcon brand name is shown separately as it is the only Alcon intangible asset that is available for use with an indefinite useful life. Alcon considers that it is appropriate that the brand name has an indefinite life since the branded products have a history of strong revenue and cash flow performance, and Alcon has the intent and ability to support the brand with spending to maintain its value for the foreseeable future.

        Except for the Alcon brand name, intangible assets available for use are amortized over their estimated useful lives on a straight-line basis and evaluated for potential impairment whenever facts and circumstances indicate that their carrying value may not be recoverable. The Alcon brand name is not amortized, but evaluated for potential impairment annually.

        The following table shows the respective useful lives for available-for-use intangible assets and the location in the combined income statement in which the respective amortization and any potential impairment charge is recognized:

	Useful life	Income statement location for amortization and impairment charges
Currently marketed products	5 to 20 years	"Cost of goods sold"
Marketing knowhow	25 years	"Cost of goods sold"
Technologies	10 to 20 years	"Cost of goods sold" or "Research and Development"
Other (including software)	3 to 7 years	In the respective functional expense
Alcon brand name	Not amortized, indefinite useful life	"Other expense"

Intangible assets not yet available-for-use

        Acquired research and development intangible assets, which are still under development and have accordingly not yet obtained marketing approval, are recognized as In-Process Research & Development (IPR&D).

        IPR&D is not amortized, but evaluated for potential impairment on an annual basis or when facts and circumstances warrant. Any impairment charge is recorded in the combined income statement under "Research & development". Once a project included in IPR&D has been successfully developed it is transferred to the "Currently marketed product" category.

NOVARTIS AG ALCON BUSINESS

NOTES TO COMBINED FINANCIAL STATEMENTS (Continued)

3. Significant accounting policies (Continued)

Impairment of goodwill and intangible assets

        An asset is considered impaired when its balance sheet carrying amount exceeds its estimated recoverable amount, which is defined as the higher of its fair value less costs of disposal and its value in use. Usually, Alcon applies the fair value less costs of disposal method for its impairment assessment. In most cases no directly observable market inputs are available to measure the fair value less costs of disposal. Therefore, an estimate is derived indirectly and is based on net present value techniques utilizing post-tax cash flows and discount rates. In the limited cases where the value in use method would be applied, net present value techniques would be applied using pre-tax cash flows and discount rates.

        Fair value less costs of disposal reflects estimates of assumptions that market participants would be expected to use when pricing the asset or CGUs, and for this purpose management considers the range of economic conditions that are expected to exist over the remaining useful life of the asset.

        The estimates used in calculating the net present values are highly sensitive and depend on assumptions specific to the nature of the Company's activities with regard to:

  •
  Amount and timing of projected future cash flows;

  •
  Long-term sales forecasts for periods of up to 25 years including sales growth rates;

  •
  Actions of competitors (launch of competing products, marketing initiatives, etc.);

  •
  Outcome of R&D activities and forecast of related costs (future product developments);

  •
  Appropriate royalty rate for the Alcon brand name;

  •
  Future tax rate;

  •
  Appropriate terminal growth rate;

  •
  Appropriate discount rate.

        Generally, for intangible assets with a definite useful life the Company uses cash flow projections for the whole useful life of these assets. For goodwill and the Alcon brand name, Alcon generally utilizes cash flow projections for a five-year period based on management forecasts, with a terminal value based on cash flow projections considering the long-term expected inflation rates and impact of demographic trends of the population to which Alcon products are prescribed, for later periods. Probability-weighted scenarios are typically used.

        Discount rates used consider Alcon estimated weighted average cost of capital adjusted for specific country and currency risks associated with cash flow projections to approximate the weighted average cost of capital of a comparable market participant. Actual cash flows and values could vary significantly from forecasted future cash flows and related values derived using discounting techniques.

Cash and cash equivalents

        Cash and cash equivalents include highly liquid investments with original maturities of three months or less which are readily convertible to known amounts of cash. Bank overdrafts are usually presented within current financial debts on the combined balance sheet except in cases where a right of offset has been agreed with a bank which then allows for presentation on a net basis.

NOVARTIS AG ALCON BUSINESS

NOTES TO COMBINED FINANCIAL STATEMENTS (Continued)

3. Significant accounting policies (Continued)

Financial assets

        Financial assets such as loans and long-term receivables from customers primarily related to surgical equipment sales arrangement, advances and other deposits are carried at amortized cost, which reflects the time value of money, less any allowances for uncollectable amounts.

        Impairments and exchange rate gains and losses on other financial assets, including loans, as well as interest income using the effective interest rate method, are immediately recorded in "Other income" or "Other expense" in the combined income statement.

        The Company has classified all its fund investments as available-for-sale, as they are not acquired to generate profit from short-term fluctuations in price. Unrealized gains are recorded as a fair value adjustment in the combined statement of comprehensive income. They are recognized in the combined income statement when the financial asset is sold, at which time the gain is transferred to "Other income".

        A security is assessed for impairment when its fair value at the balance sheet date is less than initial cost reduced by any previously recognized impairment. Impairments on fund investments are recorded in "Other expense" in the combined income statement.

Inventories

        Inventory is valued at acquisition or production cost determined on a first-in first-out basis. This value is used for the "Cost of goods sold" in the combined income statement. Unsalable inventory is fully written off in the combined income statement under "Cost of goods sold".

Trade receivables

        Trade receivables are initially recognized at their invoiced amounts including any related sales taxes less adjustments for estimated revenue deductions such as rebates, chargebacks and cash discounts.

        Provisions for doubtful trade receivables are established once there is an indication that it is likely that a loss will be incurred. These provisions represent the difference between the trade receivable's carrying amount in the combined balance sheet and the estimated net collectible amount. Significant financial difficulties of a customer, such as probability of bankruptcy, financial reorganization, default or delinquency in payments are considered indicators that recovery of the trade receivable is doubtful. Charges for doubtful trade receivables are recorded as marketing and selling costs recognized in the combined income statement within "Selling, general & administration" expenses.

Legal liabilities

        Alcon and its subsidiaries are subject to contingencies arising in the ordinary course of business such as patent litigation and other product-related litigation, commercial litigation, and governmental investigations and proceedings. Provisions are recorded where a reliable estimate can be made of the probable outcome of legal or other disputes against the subsidiary.

Contingent consideration

        In a business combination, it is necessary to recognize contingent future payments to previous owners representing contractually defined potential amounts as a liability. Usually for Alcon, these are linked to milestone or royalty payments related to certain assets and are recognized as a financial

NOVARTIS AG ALCON BUSINESS

NOTES TO COMBINED FINANCIAL STATEMENTS (Continued)

3. Significant accounting policies (Continued)

liability at their fair value, which is then re-measured at each subsequent reporting date. These estimations typically depend on factors such as technical milestones or market performance and are adjusted for the probability of their likelihood of payment, and if material, appropriately discounted to reflect the impact of time.

        Changes in the fair value of contingent consideration liabilities in subsequent periods are recognized in the combined income statement in "Cost of goods sold" for currently marketed products and in "Research & development" for IPR&D.

        The effect of unwinding the discount over time is recognized in "Interest expense" in the combined income statement.

        The Company does not recognize contingent consideration associated with asset purchases outside of a business combination that are conditional upon future events which are within its control until such time as there is an unconditional obligation. If the contingent consideration is outside the control of Alcon, a liability is recognized once it becomes probable that the contingent consideration will become due. In both cases, if appropriate, a corresponding asset is recorded.

Defined benefit pension plans and other post-employment benefits

        The liability in respect of defined benefit pension plans and other post-employment benefits is the defined benefit obligation calculated annually by independent actuaries using the projected unit credit method. The current service cost for such post-employment benefit plans is included in the personnel expenses of the various functions where the associates are employed. The net interest on the net defined benefit liability is recognized as "Other expense" or "Other income".

Revenue recognition

Revenue

        Revenue is recognized on the sale of the Company's products and services and recorded as "Net sales" in the combined income statement when there is persuasive evidence that a sales arrangement exists, title and risks and rewards for the products are transferred to the customer, the price is determinable and collectability is reasonably assured. If contracts contain customer acceptance provisions, sales would be recognized upon the satisfaction of acceptance criteria.

        Surgical equipment may be sold together with other products and services under a single contract. The total consideration is allocated to the separate elements based on their relative fair values. Revenue is recognized once the recognition criteria have been met for each element of the contract.

        For surgical equipment, in addition to cash and instalment sales, revenue is recognized under finance and operating lease arrangements. Arrangements in which Alcon transfers substantially all the risks and rewards incidental to ownership to the customer are treated as finance lease arrangements. Revenue from finance lease arrangements is recognized at amounts equal to the fair values of the equipment, which approximates the present values of the minimum lease payments under the arrangements. As interest rates embedded in lease arrangements are approximately market rates, revenue under finance lease arrangements is comparable to revenue for outright sales. Finance income for arrangements in excess of twelve months is deferred and subsequently recognized based on a pattern that approximates the use of the effective interest method and recorded in "Other income". Operating lease revenue for equipment rentals is recognized on a straight-line basis over the lease term.

NOVARTIS AG ALCON BUSINESS

NOTES TO COMBINED FINANCIAL STATEMENTS (Continued)

3. Significant accounting policies (Continued)

        Provisions for rebates and discounts granted to government agencies, wholesalers, retail pharmacies, and other customers are recorded as a deduction from revenue at the time the related revenues are recorded or when the incentives are offered. They are calculated on the basis of historical experience and the specific terms in the individual agreements.

        Cash discounts are offered to customers to encourage prompt payment and are recorded as revenue deductions.

        When there is historical experience of the Company agreeing to customer returns and the Company can reasonably estimate expected future returns, a provision is recorded for estimated sales returns. In doing so the estimated rate of return is applied, determined based on historical experience of customer returns and considering any other relevant factors. This is applied to the amounts invoiced also considering the amount of returned products to be destroyed versus products that can be placed back in inventory for resale. Where shipments are made on a re-sale or return basis, without sufficient historical experience for estimating sales returns, revenue is only recorded when there is evidence of consumption or when the right of return has expired.

        Provisions for revenue deductions are adjusted to actual amounts as rebates, discounts and returns are processed. The provision represents estimates of the related obligations, requiring the use of judgment when estimating the effect of these sales deductions.

Other revenue

        "Other revenue" mainly includes third party royalty income.

Research & Development

        Internal research and development (R&D) costs are fully charged to "Research & development" in the combined income statement in the period in which they are incurred. The Company considers that regulatory and other uncertainties inherent in the development of new products preclude the capitalization of internal development expenses as an intangible asset until marketing approval from a regulatory authority is obtained in a major market such as the United States, the European Union, Switzerland or Japan.

        Payments made to third parties to in-license or acquire intellectual property rights and products, including initial upfront and subsequent milestone payments, are capitalized as intangible assets. If additional payments are made to the originator company to continue to perform R&D activities, an evaluation is made as to the nature of the payments. Such additional payments will be expensed if they are deemed to be compensation for subcontracted R&D services not resulting in an additional transfer of intellectual property rights to Alcon. Such additional payments will be capitalized if they are deemed to be compensation for the transfer to Alcon of additional intellectual property developed at the risk of the originator company. Subsequent internal R&D costs in relation to IPR&D and other assets are expensed until such time that technical feasibility can be proven, as demonstrated by the receipt of marketing approval for the related product from a regulatory authority in a major market.

Share-based compensation

        Incentives in the form of Novartis AG shares are provided to employees of Alcon under share award schemes of the Novartis Group.

NOVARTIS AG ALCON BUSINESS

NOTES TO COMBINED FINANCIAL STATEMENTS (Continued)

3. Significant accounting policies (Continued)

        Vested Novartis AG shares and Novartis AG American Depositary Receipts (ADRs) that are granted as compensation are valued at their market value on the grant date and are immediately expensed in the combined income statement.

        The fair values of unvested restricted Novartis AG shares, restricted share units (RSUs) in Novartis AG shares and performance share units (PSUs) in Novartis AG shares and Novartis AG ADRs granted to associates as compensation are recognized as an expense over the related vesting period. The expense recorded in the combined income statement is included in the personnel expenses of the various functions where the associates are employed.

        Unvested restricted Novartis AG shares, restricted Novartis AG ADRs and Novartis AG RSUs are only conditional on the provision of services by the plan participant during the vesting period. They are valued using their fair value on the grant date. As Novartis AG RSUs do not entitle the holder to dividends the fair value is based on the Novartis AG share price at the grant date adjusted for the net present value of the dividends expected to be paid during the holding period. The fair value of these grants, after making adjustments for assumptions related to their forfeiture during the vesting period, is expensed on a straight-line basis over the respective vesting period.

        PSUs are subject to certain performance criteria being achieved during the vesting period and require plan participants to provide services during the vesting period. PSUs granted under plans defined as "Long-Term Performance Plans" are subject to performance criteria based on Novartis internal performance metrics. The expense is determined taking into account assumptions concerning performance during the period against targets and expected forfeitures due to plan participants not meeting their service conditions. These assumptions are periodically adjusted. Any change in estimates for past services is recorded immediately as an expense or income in the combined income statement and amounts for future periods are expensed over the remaining vesting period. As a result, at the end of the vesting period, the total charge during the whole vesting period represents the amount that will finally vest. The number of equity instruments that finally vest is determined at the vesting date.

        PSUs granted under the Novartis Long-Term Relative Performance Plan (LTRPP) are conditional on the provision of services by the plan participant during the vesting period as well as on the Total Shareholder Return (TSR) performance of Novartis relative to a specific peer group of companies over the vesting period. These performance conditions are based on variables that can be observed in the market. IFRS requires that these observations are taken into account in determining the fair value of these PSUs at the date of grant. Novartis has determined the fair value of these PSUs at the date of grant using a "Monte Carlo" simulation model. The total fair value of this grant is expensed on a straight-line basis over the vesting period. Adjustments to the number of equity instruments granted are only made if a plan participant does not fulfill the service conditions.

        If a plan participant leaves Alcon for reasons other than retirement, disability or death, then unvested restricted Novartis AG shares, restricted Novartis AG ADRs, RSUs and PSUs are forfeited, unless determined otherwise by the provision of the plan rules or by the Compensation Committee of the Novartis Board of Directors, for example, in connection with a reorganization or divestment.

        Measuring the fair values of PSUs granted under the LTRPP requires estimates. The Monte Carlo simulation used for determining the fair value of the PSUs related to the LTRPP requires as input parameters the probability of factors related to uncertain future events; the term of the award; the grant price of underlying Novartis AG shares or Novartis AG ADRs; expected volatilities; the expected

NOVARTIS AG ALCON BUSINESS

NOTES TO COMBINED FINANCIAL STATEMENTS (Continued)

3. Significant accounting policies (Continued)

correlation matrix of the underlying equity instruments with those of the peer group of companies; and the risk-free interest rate.

Restructuring charges

        Restructuring provisions are recognized for the direct expenditures arising from the restructuring, where the plans are sufficiently detailed and where appropriate communication to those affected has been made.

        Charges to increase restructuring provisions are included in "Other expense" in the combined income statements. Corresponding releases are recorded in "Other income" in the combined income statement.

Taxes

        Taxes on income are provided in the same periods as the revenues and expenses to which they relate and include any interest and penalties incurred during the period. Deferred taxes are determined using the comprehensive liability method and are calculated on the temporary differences that arise between the tax base of an asset or liability and its carrying value in the balance sheet prepared for purposes of these combined financial statements, except for those temporary differences related to investments in subsidiaries where the timing of their reversal can be controlled and it is probable that the difference will not reverse in the foreseeable future. Since the retained earnings are reinvested, withholding or other taxes on eventual distribution of a subsidiary's retained earnings are only taken into account when a dividend has been planned.

        The estimated amounts for current and deferred tax assets or liabilities, including any amounts related to any uncertain tax positions, are based on currently known facts and circumstances. Tax returns are based on an interpretation of tax laws and regulations and reflect estimates based on these judgments and interpretations. The tax returns are subject to examination by the competent taxing authorities which may result in an assessment being made requiring payments of additional tax, interest or penalties. Inherent uncertainties exist in the estimates of the tax positions.

Status of adoption of significant new or amended IFRS standards or interpretations

        The adoption of new or amended standards and interpretations which are effective for the financial year beginning on January 1, 2017, 2016 and 2015 did not have a material impact on the Company's combined financial statements.

        The following new IFRS standards will, based on the Company's analysis, be of significance to the Company, but have not yet been early adopted:

IFRS 9 FINANCIAL INSTRUMENTS

        IFRS 9 Financial Instruments will substantially change the classification and measurement of financial instruments. The new standard requires impairments to be based on a forward-looking model, changes the approach to hedging financial exposures and related documentation, changes the recognition of certain fair value changes and amends disclosures requirements.

NOVARTIS AG ALCON BUSINESS

NOTES TO COMBINED FINANCIAL STATEMENTS (Continued)

3. Significant accounting policies (Continued)

        The impairment of financial assets, including trade and lease receivables, will be assessed using an expected credit loss model rather than the current incurred loss model. Given the nature of the Company's financial assets, the Company does not expect a significant impact to our provisions for doubtful accounts or impairments from this change.

        The new hedge accounting model introduced by the standard requires hedge accounting relationships to be based upon the Company's own risk management strategy and objectives, and to be discontinued only when the relationships no longer qualify for hedge accounting. As the Company does not apply hedge accounting, the new hedge accounting model introduced by the standard does not have any impact.

        The Company will implement the new standard on January 1, 2018 and will apply the modified retrospective method, which requires the recognition of the cumulative effect of initially applying IFRS 9, as at January 1, 2018, to retained earnings and not restate prior years.

        The most significant impact to the Company, upon adoption of IFRS 9, will be the treatment of the unrealized gains and losses from changes in fair value on certain of the Company's financial instruments, which are classified as available-for-sale long term financial investments. The unrealized gains and losses (to the extent of previously recognized unrealized gains), which the Company currently recognizes in the combined statement of other comprehensive income, will in the future be recognized in the combined income statement. This approach will be applied to equity securities where the fair value through other comprehensive income irrevocable option will not be applied. If this accounting had been applied prior to January 1, 2018, the adoption date, the cumulative effect to be recorded as an increase to retained earnings, as at January 1, 2018, is estimated at $25 million.

IFRS 15 REVENUE FROM CONTRACTS WITH CUSTOMERS

        IFRS 15 Revenue from contracts with customers amends revenue recognition requirements and establishes principles for reporting information about the nature, amount, timing and uncertainty of revenue and cash flows arising from contracts with customers. The standard replaces IAS 18 Revenue and IAS 11 Construction contracts and related interpretations.

        Results of our impact assessment:

  •
  The Company's "Net sales" are derived from the sale of vision care products, surgical equipment, other products and services, where control transfers to our customers and our performance obligations are satisfied at the time of shipment to or receipt of the products by the customer or when the services are performed. We do not expect IFRS 15 to significantly change the timing or amount of revenue recognized under these arrangements.

  •
  The Company's "Other revenue" consists mainly of royalty income from the out-licensing of intellectual property (IP), which is recognized as earned where revenue is recognized when control transfers to the third party and our performance obligations are satisfied. We do not expect IFRS 15 to significantly change the timing or amount of revenue recognized from these royalty arrangements, as the standard's royalty exception will apply for IP licenses.

        The Company will implement the new standard on January 1, 2018 and will apply the modified retrospective method, which requires the recognition of the cumulative effect of initially applying IFRS 15, as at January 1, 2018, to retained earnings and not restate prior years. However, since the

NOVARTIS AG ALCON BUSINESS

NOTES TO COMBINED FINANCIAL STATEMENTS (Continued)

3. Significant accounting policies (Continued)

results of the Company's impact assessment indicates that IFRS 15 is not expected to significantly change the amount or timing of revenue recognition in 2017 or prior periods, a cumulative adjustment to retained earnings is not expected.

IFRS 16 LEASES

        IFRS 16 Leases substantially changes the financial statements as the majority of leases for which the Company is the lessee will become on-balance sheet liabilities with corresponding right of use assets on the balance sheet. The standard replaces IAS 17 Leases and is effective on January 1, 2019. The current undiscounted operating lease commitments of $0.1 billion as of December 31, 2017, and disclosed in Note 23 provide, subject to the provision of the standard, an indicator of the impact of the implementation of IFRS 16 on the Company's combined balance sheet.

        Upon adoption of the new standard, a portion of the annual operating lease costs, which is currently fully recognized as a functional expense, will be recorded as interest expense. In addition, the portion of the annual lease payments recognized in the cash flow statement as a reduction of the lease liability will be recognized as an outflow from financing activities, which currently are fully recognized as an outflow from operating activities. Given the leases involved and assuming the current low interest rate environment continues, the Company does not currently expect these effects to be significant.

        There are no other IFRS standards or interpretations which are not yet effective which would be expected to have a material impact on the Company.

4. Significant transactions

2017
Surgical-Acquisition of ClarVista Medical, Inc.

        On September 20, 2017, Alcon Research, Ltd. (ARL), acquired 100% of the outstanding shares and equity of ClarVista Medical, Inc., a privately held California, U.S.-based company focused on developing the HARMONI Modular IOL System, a novel intraocular lens (IOL) used to restore vision after cataract surgery. The fair value of the total purchase consideration amounted to $125 million. This amount consists of an initial cash payment of $71 million and the net present value of the contingent consideration of $54 million due to ClarVista shareholders, which they are eligible to receive upon the achievement of specified development and commercialization milestones. The purchase price allocation resulted in net identifiable assets of $123 million, which consisted of intangible assets of $178 million, deferred tax assets of $8 million and cash and cash equivalents of $1 million and deferred tax liabilities of $64 million. Goodwill of $2 million was also recognized which is attributable to the assembled workforce. The 2017 results of operations since the date of acquisition were not material.

2016
Surgical-Acquisition of Transcend Medical, Inc.

        On March 23, 2016, Alcon Research, Ltd. (ARL), acquired 100% of the outstanding shares and equity of Transcend Medical, Inc. (Transcend), a privately held California, U.S.-based company focused on developing minimally-invasive surgical devices to treat glaucoma. The fair value of the total purchase consideration amounted to $332 million. This amount consists of an initial cash payment of $240 million and the net present value of the contingent consideration of $92 million due to the

NOVARTIS AG ALCON BUSINESS

NOTES TO COMBINED FINANCIAL STATEMENTS (Continued)

4. Significant transactions (Continued)

Transcend shareholders, which they are eligible to receive upon the achievement of specified development and commercialization milestones. The purchase price allocation resulted in net identifiable assets of $294 million, which consisted of currently marketed products of $402 million and deferred tax assets of $37 million and deferred tax liabilities of $145 million. Goodwill of $38 million was also recognized and is attributable to the assembled workforce and the growth platform. The 2016 results of operations since the date of acquisition were not material. See Note 25 for additional information.

2015
Surgical-Acquisition of Xcelerator Labs LLC.

        On February 10, 2015, the Alcon Division's Alcon Pharmaceuticals, Ltd. (APL), a Swiss corporation, acquired 100% of the outstanding shares and equity of Xcelerator Labs LLC (XCL). XCL is a California, U.S.-based start-up company, focused on developing a portable vitreoretinal surgery system. The fair value of the total purchase consideration amounted to $51 million. This amount consists of an initial cash payment of $30 million and the net present value of the contingent consideration related commercial milestones of $21 million due to XCL previous owners. The purchase price allocation resulted in net identifiable assets of $51 million, which consisted of IPR&D of $57 million and deferred tax liabilities of $6 million. No goodwill was recognized. The 2015 results of operations since the date of acquisition were not material.

5. Segment information

        The segment information disclosed in these combined financial statements reflects historical results consistent with the planned identifiable reporting segments of the Company and the planned financial information that the Chief Operating Decision Maker (CODM) reviews to evaluate segmental performance and allocate resources among the segments. The CODM has been comprised of the Alcon senior management and is planned to be the Executive Committee of Alcon upon completion of the planned spin-off as described in Note 1.

        The businesses of Alcon are divided operationally on a worldwide basis into two identified reporting segments, surgical and vision care. As indicated below, certain income and expenses are not allocated to segments.

        Reporting segments are presented in a manner consistent with the internal reporting to the CODM, which will be the Executive Committee of Alcon. The reporting segments are managed separately due to their distinct needs and activities for research, development, manufacturing, distribution, and commercial execution.

        The Executive Committee of Alcon will be responsible for allocating resources and assessing the performance of the reporting segments.

        In surgical, the Company researches, develops, manufactures, distributes and sells ophthalmic products for cataract surgery, vitreoretinal surgery, refractive laser surgery and glaucoma surgery. Our surgical portfolio also includes implantables, consumables and surgical equipment required for these procedures and supports the end-to-end procedure needs of the ophthalmic surgeon.

        In vision care, the Company researches, develops, manufactures, distributes and sells daily disposable, reusable, and color-enhancing contact lenses and a comprehensive portfolio of ocular health products, including products for dry eye, contact lens care and ocular allergies, as well as ocular vitamins and redness relievers.

NOVARTIS AG ALCON BUSINESS

NOTES TO COMBINED FINANCIAL STATEMENTS (Continued)

5. Segment information (Continued)

        We also provide services, training, education and technical support for both our surgical and vision care businesses.

        The basis of presentation described in Note 2 and the accounting policies mentioned in Note 3 are used in the reporting of segment results. Inter-segmental sales are made at amounts that are considered to approximate arm's length transactions.

        The Executive Committee of Alcon will evaluate segmental performance and allocate resources among the segments primarily based on net sales and segment contribution.

        Net identifiable assets are not assigned to the segments in the internal reporting to the CODM, and will not be considered in evaluating the performance of the business segments by the Executive Committee of Alcon.

        Segment contribution excludes amortization and impairment costs for acquired product rights or other intangibles, general and administrative expenses for corporate activities, and certain other income and expenses items.

        General & administration (corporate) includes the costs of the Alcon corporate headquarters and related corporate function cost allocated to Alcon from Novartis Group.

        Other income/(expense) includes other items of income and expense such as restructuring costs and legal settlements that are not attributable to a specific segment.

Segmentation-Combined income statements

	Surgical		Vision care		Company
($ millions)	2017	2016	2017	2016	2017	2016
Net sales to third parties	3,733	3,606	3,052	2,983	6,785	6,589
Sales to Novartis Group	3	2	1	1	4	3

Net sales	3,736	3,608	3,053	2,984	6,789	6,592

Segment contribution(1)	691	709	625	600	1,316	1,309
Amortization of intangible assets					(1,033)	(1,021)
Impairment charges on intangible assets					(57)	(23)
General & administration (corporate)					(202)	(179)
Other income/(expense)					(101)	(76)

Operating (loss)/income					(77)	10
Interest expense					(27)	(31)
Other financial income and expense					(23)	(92)

Loss before taxes					(127)	(113)
Taxes					383	(57)

Net income/(loss)					256	(170)

Included in segment contribution are:

Interest income						1
Depreciation of property, plant & equipment	(106)	(118)	(109)	(122)	(215)	(240)

NOVARTIS AG ALCON BUSINESS

NOTES TO COMBINED FINANCIAL STATEMENTS (Continued)

5. Segment information (Continued)

Impairment charges on property, plant & equipment, net		(3)		(2)		(5)
Equity-based compensation of Novartis equity plans	46	34	25	19	71	53

(1)
The segment contribution corresponds to Net sales and Other revenues less Cost of good sold, Selling, general & administration and Research & development attributable to segments, excluding amortization and impairments on intangible assets.

	Surgical		Vision care		Company
($ millions)	2016	2015	2016	2015	2016	2015
Net sales to third parties	3,606	3,737	2,983	3,014	6,589	6,751
Sales to Novartis Group	2	1	1	1	3	2

Net sales	3,608	3,738	2,984	3,015	6,592	6,753

Segment contribution(1)	709	943	600	717	1,309	1,660
Amortization of intangible assets					(1,021)	(1,021)
Impairment charges on intangible assets					(23)	(1)
General & administration (corporate)					(179)	(186)
Other income/(expense)					(76)	(35)

Operating income					10	417
Interest expense					(31)	(18)
Other financial income and expense					(92)	(48)

(Loss)/income before taxes					(113)	351
Taxes					(57)	(43)

Net (loss)/income					(170)	308

Included in segment contribution are:

Interest income					1	1
Depreciation of property, plant & equipment	(118)	(80)	(122)	(157)	(240)	(237)
Impairment charges on property, plant & equipment, net	(3)	(1)	(2)		(5)	(1)
Equity-based compensation of Novartis equity plans	34	40	19	25	53	65

(1)
The segment contribution corresponds to Net sales and Other revenues less Cost of good sold, Selling, general & administration and Research & development attributable to segments, excluding amortization and impairments on intangible assets.

        The net book value of Goodwill and Intangible assets as of December 31, 2017 amounted to $20,436 million (2016: $21,265 million, 2015: $21,806 million) of which $11,527 million (2016: $12,189 million, 2015: $12,570 million) is attributable to the surgical segment and $5,929 million (2016: $6,096 million, 2015: $6,256 million) is attributable to the vision care segment, see Note 9 for further information.

NOVARTIS AG ALCON BUSINESS

NOTES TO COMBINED FINANCIAL STATEMENTS (Continued)

5. Segment information (Continued)

Geographical information

        The following table shows the United States, International and countries that accounted for more than 5% of at least one of the respective Company totals, for net sales for the years ended December 31, 2017, 2016 and 2015, and for selected non-current assets for the years ended December 31, 2017, 2016 and 2015:

	Net sales(1)						Total of selected non-current asset(2)
	2017		2016		2015		2017		2016		2015
	$ m	%	$ m	%	$ m	%	$ m	%	$ m	%	$ m	%
Country
United States	2,800	41	2,778	42	2,814	42	10,309	45	10,304	44	9,919	41
International	3,985	59	3,811	58	3,937	58	12,687	55	13,252	56	14,038	59
thereof:
Japan	561	8	561	9	509	8	23		21		25
Switzerland (country of domicile)	57	1	61	1	65	1	11,773	51	12,495	53	13,080	55
Other	3,367	50	3,189	48	3,363	49	891	4	736	3	933	4

Company total	6,785	100	6,589	100	6,751	100	22,996	100	23,556	100	23,957	100

(1)
Net sales from operations by location of third-party customer.

(2)
Total of property, plant and equipment; goodwill; and intangible assets.

        No customer accounted for 10% or more of the Company net sales.

Net sales to third parties by business franchise

	2017	2016	Change (2016 to 2017)	2015	Change (2015 to 2016)
	$ m	$ m	%	$ m	%
Surgical
Implantables	1,045	1,036	1	1,116	(7)
Consumables	2,104	2,020	4	1,920	5
Equipment/other	584	550	6	701	(22)

Total Surgical	3,733	3,606	4	3,737	(4)

Vision care
Contact lenses	1,836	1,772	4	1,748	1
Ocular health	1,216	1,211	0	1,266	(4)

Total Vision care	3,052	2,983	2	3,014	(1)

Total sales to third parties	6,785	6,589	3	6,751	(2)

NOVARTIS AG ALCON BUSINESS

NOTES TO COMBINED FINANCIAL STATEMENTS (Continued)

6. Interest expense and other financial income and expense

Interest expense

($ millions)	2017	2016	2015
Interest expense	(17)	(20)	(16)
Expense arising from discounting long-term liabilities	(10)	(11)	(2)

Total interest expense	(27)	(31)	(18)

Other financial income and expense

($ millions)	2017	2016	2015
Interest income		1	1
Other financial expense	(3)	(2)	(1)
Monetary loss from hyperinflation accounting		(9)	(4)
Currency result, net	(20)	(82)	(44)

Total other financial income and expense	(23)	(92)	(48)

7. Taxes

(Loss)/income before taxes

($ millions)	2017	2016	2015
Switzerland	(104)	(92)	232
Foreign	(23)	(21)	119

Total (loss)/income before taxes	(127)	(113)	351

Current and deferred income tax expense

($ millions)	2017	2016	2015
Switzerland	(8)	(10)	(4)
Foreign	(95)	(145)	(152)

Current income tax expense	(103)	(155)	(156)

Switzerland	7		(5)
Foreign	479	98	118

Deferred tax income	486	98	113

Total income tax income/(expense)	383	(57)	(43)

NOVARTIS AG ALCON BUSINESS

NOTES TO COMBINED FINANCIAL STATEMENTS (Continued)

7. Taxes (Continued)

Analysis of tax rate

        The main elements contributing to the difference between the Company's overall applicable tax rate (which can change each year since it is calculated as the weighted average tax rate based on pre-tax income/(loss) of each subsidiary) and the effective tax rate are:

	2017		2016		2015
	$ m	%	$ m	%	$ m	%
Applicable tax rate	37	29.1	19	16.8	(49)	14.0
Effect of disallowed expenditures(1)	(12)	(9.4)	(30)	(26.5)	(12)	3.4
Effect of share based compensation	(4)	(3.1)	(6)	(5.3)	(26)	7.4
Effect of income taxed at reduced rates			1	0.9	1	(0.3)
Effect of tax credits and allowances	5	3.9	16	14.2	15	(4.3)
Effect of adjustments to contingent consideration liabilities	(8)	(6.3)	(1)	(0.9)	(1)	0.3
Effect of option payments	(12)	(9.4)
Effect of liquidation of a subsidiary	(10)	(7.9)
Effect of write-off of deferred tax assets			2	1.8
Effect of tax benefits expiring in 2017(2)	(12)	(9.4)	(11)	(9.7)	21	(6.0)
Effect of nondeductible losses in Venezuela(3)			(17)	(15.0)	(5)	1.4
Effect of tax rate change on opening balance			(2)	(1.8)
Effect of changes in uncertain tax positions	(10)	(7.9)	(29)	(25.7)	12	(3.4)
Effect of other items	(4)	(3.2)	1	0.8	1	(0.2)
Effect of tax rate change on current and deferred tax assets and liabilities from U.S. tax reform	413	325.2

Effective tax rate	383	301.6	(57)	(50.4)	(43)	12.3

(1)
Disallowed expenditures in 2016 include a non-deductible value-added tax audit settlement payment ($12 million or –10.6%).

(2)
Effect of tax benefits expiring in 2017 relates to a Swiss subsidiary that was not subject to income tax through the end of calendar year 2017.

(3)
Effect of non-deductible losses in Venezuela relates to devaluation losses on the Venezuela subsidiary's intercompany balances.

        The Company has a substantial business presence in many countries and is therefore subject to different income and expense items that are non-taxable (permanent differences) or taxed at different rates in those tax jurisdictions. This results in a difference between our applicable tax rate and effective tax rate as shown in the table above. The applicable tax rate in 2017, 2016 and 2015 was impacted by pre-tax losses in certain tax jurisdictions.

        The fluctuation in the taxes and the effective tax rates, excluding U.S. tax reform, is primarily due to the geographical pre-tax income and loss mix across certain tax jurisdictions relative to the Alcon combined income and loss before taxes, changes in uncertain tax positions and certain non-recurring items.

NOVARTIS AG ALCON BUSINESS

NOTES TO COMBINED FINANCIAL STATEMENTS (Continued)

8. Property, plant and equipment

        The following table summarizes the movements of property, plant and equipment during 2017:

($ millions)	Land	Buildings	Construction in progress	Machinery & other equipment	Total
Cost
January 1, 2017	52	1,294	520	2,134	4,000
Reclassifications and transfers with Novartis Group(1)	(6)	51	(376)	308	(23)
Additions	5	24	352	95	476
Disposals and derecognitions(2)		(21)	(11)	(133)	(165)
Currency translation effects	2	38	18	102	160

December 31, 2017	53	1,386	503	2,506	4,448

Accumulated depreciation
January 1, 2017	(3)	(383)		(1,323)	(1,709)
Transfers with Novartis Group(1)		9			9
Depreciation charge		(64)		(151)	(215)
Accumulated depreciation on disposals and derecognitions(2)		6		100	106
Currency translation effects		(15)		(64)	(79)

December 31, 2017	(3)	(447)		(1,438)	(1,888)

Net book value at December 31, 2017	50	939	503	1,068	2,560

Net book value of property, plant & equipment under finance lease contracts		78			78

Commitments for purchases of property, plant & equipment					84

Capitalized borrowing costs					1

(1)
Reclassifications between various asset categories due to completion of plant and other equipment under construction as well as transfers of assets from/to Novartis Group.

(2)
Derecognition of assets that are no longer used and are not considered to have a significant disposal value or other alternative use.

NOVARTIS AG ALCON BUSINESS

NOTES TO COMBINED FINANCIAL STATEMENTS (Continued)

8. Property, plant and equipment (Continued)

        The following table summarizes the movements of property, plant and equipment during 2016:

($ millions)	Land	Buildings	Construction in progress	Machinery & other equipment	Total
Cost
January 1, 2016	51	1,140	479	2,050	3,720
Reclassifications(1)	2	169	(273)	102
Additions		5	322	82	409
Disposals and derecognitions(2)		(10)		(71)	(81)
Currency translation effects	(1)	(10)	(8)	(29)	(48)

December 31, 2016	52	1,294	520	2,134	4,000

Accumulated depreciation
January 1, 2016	(3)	(327)		(1,239)	(1,569)
Depreciation charge		(70)		(170)	(240)
Accumulated depreciation on disposals and derecognitions(2)		10		66	76
Impairment charge		(1)		(4)	(5)
Currency translation effects		5		24	29

December 31, 2016	(3)	(383)		(1,323)	(1,709)

Net book value at December 31, 2016	49	911	520	811	2,291

Net book value of property, plant & equipment under finance lease contracts		81			81

Commitments for purchases of property, plant & equipment					2

Capitalized borrowing costs					1

(1)
Reclassifications between various asset categories due to completion of plant and other equipment under construction.

(2)
Derecognition of assets that are no longer used and are not considered to have a significant disposal value or other alternative use.

NOVARTIS AG ALCON BUSINESS

NOTES TO COMBINED FINANCIAL STATEMENTS (Continued)

8. Property, plant and equipment (Continued)

        The following table summarizes the movements of property, plant and equipment during 2015:

($ millions)	Land	Buildings	Construction in progress	Machinery & other equipment	Total
Cost
January 1, 2015	52	1,012	372	1,964	3,400
Reclassifications and transfers with Novartis Group(1)		152	(325)	151	(22)
Additions	2	3	452	64	521
Disposals and derecognitions(2)		(9)	(6)	(73)	(88)
Currency translation effects	(3)	(18)	(14)	(56)	(91)

December 31, 2015	51	1,140	479	2,050	3,720

Accumulated depreciation
January 1, 2015	(5)	(278)		(1,126)	(1,409)
Transfers with Novartis Group(1)		5		8	13
Depreciation charge		(51)		(186)	(237)
Accumulated depreciation on disposals and derecognitions(2)	2	2		56	60
Impairment charge				(1)	(1)
Currency translation effects		(5)		10	5

December 31, 2015	(3)	(327)		(1,239)	(1,569)

Net book value at December 31, 2015	48	813	479	811	2,151

Net book value of property, plant & equipment under finance lease contracts		84			84

Capitalized borrowing costs					1

(1)
Reclassifications between various asset categories due to completion of plant and other equipment under construction as well as transfers of assets from/to Novartis Group.

(2)
Derecognition of assets that are no longer used and are not considered to have a significant disposal value or other alternative use.

NOVARTIS AG ALCON BUSINESS

NOTES TO COMBINED FINANCIAL STATEMENTS (Continued)

9. Goodwill and intangible assets

        The following table summarizes the movements of goodwill and intangible assets in 2017:

	Goodwill	Intangible assets other than goodwill
($ millions)	Total	Alcon brand name	Acquired research & development	Technologies	Currently marketed products	Marketing know-how	Other intangible assets (including software)	Total
Cost
January 1, 2017	8,995	2,980	64	5,369	4,091	5,960	294	18,758
Impact of business combinations	2		178					178
Additions							82	82
Disposals and derecognitions(1)				(1)			(7)	(8)
Currency translation effects					3		1	4

December 31, 2017	8,997	2,980	242	5,368	4,094	5,960	370	19,014

Accumulated amortization
January 1, 2017	(102)		(1)	(3,124)	(1,747)	(1,430)	(84)	(6,386)
Amortization charge				(511)	(258)	(238)	(26)	(1,033)
Accumulated impairments on disposals and derecognitions(1)							7	7
Impairment charge			(57)					(57)
Currency translation effects					(3)		(1)	(4)

December 31, 2017	(102)		(58)	(3,635)	(2,008)	(1,668)	(104)	(7,473)

Net book value at December 31, 2017	8,895	2,980	184	1,733	2,086	4,292	266	11,541

(1)
Derecognitions of assets that are no longer used or being developed and are not considered to have a significant disposal value or other alternative use.

        The following table summarizes the allocation of the net book values of goodwill and intangible assets by reporting segment at December 31, 2017:

	Goodwill	Intangible assets other than goodwill
($ millions)	Total	Alcon brand name	Acquired research & development	Technologies	Currently marketed products	Marketing know-how	Other intangible assets (including software)	Total
Surgical	4,536		184	1,733	668	4,292	114	6,991
Vision care	4,359				1,418		152	1,570
Not allocated to segment		2,980						2,980

Net book value at December 31, 2017	8,895	2,980	184	1,733	2,086	4,292	266	11,541

        The surgical and vision care segments' cash generating units, to which goodwill are allocated, each comprise a group of smaller cash generating units. The valuation method of the recoverable amount of the cash generating units, to which goodwill is allocated, is based on the fair value less costs of disposal.

NOVARTIS AG ALCON BUSINESS

NOTES TO COMBINED FINANCIAL STATEMENTS (Continued)

9. Goodwill and intangible assets (Continued)

        The Alcon brand name is an intangible asset with an indefinite life. The intangible asset is not allocated to the segments as it is used to market the Alcon-branded products of both the surgical and vision care businesses. Net sales of these products together are the grouping of cash generating units, which is used to determine the recoverable amount. The valuation method is based on the fair value less costs of disposal.

        The following assumptions are used in the calculations:

(As a percentage)	Surgical	Vision care
Terminal growth rate	3.0	3.0
Discount rate (post-tax)	7.0	7.0

        The surgical and vision care segments' terminal growth rate assumption of 3% is higher than the expected inflation rate of the medical device industry, and more specifically the ophthalmic sub-segment of the industry. The growth rates are expected to exceed this long-term inflation rate, due to the impact of the demographic trend of the aging population to which Alcon products are prescribed is growing faster than the general population. The discount rates for both surgical and vision care segments consider the Company's weighted average cost of capital, adjusted to approximate the weighted average cost of capital of a comparable market participant.

        The fair value less costs of disposal, for all groupings of cash generating units containing goodwill or indefinite life intangible assets, is reviewed for the impact of reasonably possible changes in key assumptions. In particular we considered an increase in the discount rate, a decrease in the terminal growth rate and certain negative impacts on the forecasted cash flows. These reasonably possible changes in key assumptions did not indicate an impairment.

        Note 3, Significant accounting policies - Impairment of goodwill and intangible assets, provides additional disclosures on how the Company performs goodwill and intangible asset impairment testing.

        In 2017, intangible asset impairment charges amounted to $57 million (2016: $23 million, 2015: $1 million). There were no reversals of impairment charges.

NOVARTIS AG ALCON BUSINESS

NOTES TO COMBINED FINANCIAL STATEMENTS (Continued)

9. Goodwill and intangible assets (Continued)

        The following table summarizes the movements of goodwill and intangible assets in 2016:

	Goodwill	Intangible assets other than goodwill
($ millions)	Total	Alcon brand name	Acquired research & development	Technologies	Currently marketed products	Marketing know-how	Other intangible assets (including software)	Total
Cost
January 1, 2016	8,957	2,980	64	5,368	3,690	5,960	238	18,300
Impact of business combinations	38				402			402
Additions				1			62	63
Disposals and derecognitions(1)							(5)	(5)
Currency translation effects					(1)		(1)	(2)

December 31, 2016	8,995	2,980	64	5,369	4,091	5,960	294	18,758

Accumulated amortization
January 1, 2016	(102)		(1)	(2,593)	(1,492)	(1,192)	(71)	(5,349)
Amortization charge				(512)	(256)	(238)	(15)	(1,021)
Accumulated impairments on disposals and derecognitions(1)							5	5
Impairment charge				(19)			(4)	(23)
Currency translation effects					1		1	2

December 31, 2016	(102)		(1)	(3,124)	(1,747)	(1,430)	(84)	(6,386)

Net book value at December 31, 2016	8,893	2,980	63	2,245	2,344	4,530	210	12,372

(1)
Derecognitions of assets that are no longer used or being developed and are not considered to have a significant disposal value or other alternative use.

        The following table summarizes the allocation of the net book values of goodwill and intangible assets by reporting segment at December 31, 2016:

	Goodwill	Intangible assets other than goodwill
($ millions)	Total	Alcon brand name	Acquired research & development	Technologies	Currently marketed products	Marketing know-how	Other intangible assets (including software)	Total
Surgical	4,534		63	2,245	747	4,530	70	7,655
Vision care	4,359				1,597		140	1,737
Not allocated to segment		2,980						2,980

Net book value at December 31, 2016	8,893	2,980	63	2,245	2,344	4,530	210	12,372

NOVARTIS AG ALCON BUSINESS

NOTES TO COMBINED FINANCIAL STATEMENTS (Continued)

9. Goodwill and intangible assets (Continued)

        The following table summarizes the movements of goodwill and intangible assets in 2015:

	Goodwill	Intangible assets other than goodwill
($ millions)	Total	Alcon brand name	Acquired research & development	Technologies	Currently marketed products	Marketing know-how	Other intangible assets (including software)	Total
Cost
January 1, 2015	8,957	2,980	7	5,368	3,697	5,960	212	18,224
Impact of business combinations			57					57
Additions					5		34	39
Spelling
Disposals and derecognitions(1)							(7)	(7)
Currency translation effects					(12)		(1)	(13)

December 31, 2015	8,957	2,980	64	5,368	3,690	5,960	238	18,300

Accumulated amortization
January 1, 2015	(102)			(2,076)	(1,254)	(954)	(63)	(4,347)
Amortization charge				(517)	(250)	(238)	(16)	(1,021)
Accumulated impairments on disposals and derecognitions(1)							7	7
Impairment charge			(1)					(1)
Currency translation effects					12		1	13

December 31, 2015	(102)		(1)	(2,593)	(1,492)	(1,192)	(71)	(5,349)

Net book value at December 31, 2015	8,855	2,980	63	2,775	2,198	4,768	167	12,951

(1)
Derecognitions of assets that are no longer used or being developed and are not considered to have a significant disposal value or other alternative use.

        The following table summarizes the allocation of the net book values of goodwill and intangible assets by reporting segment at December 31, 2015:

	Goodwill	Intangible assets other than goodwill
($ millions)	Total	Alcon brand name	Acquired research & development	Technologies	Currently marketed products	Marketing knowhow	Other intangible assets (including software)	Total
Surgical	4,495		63	2,775	425	4,768	44	8,075
Vision care	4,360				1,773		123	1,896
Not allocated to segment		2,980						2,980

Net book value at December 31, 2015	8,855	2,980	63	2,775	2,198	4,768	167	12,951

NOVARTIS AG ALCON BUSINESS

NOTES TO COMBINED FINANCIAL STATEMENTS (Continued)

10. Deferred tax assets and liabilities

($ millions)	Property, plant & equipment	Intangible assets	Pensions and other benefit obligations of associates	Inventories	Tax loss carry- forwards	Other assets, provisions and accruals	Total
Gross deferred tax assets at January 1, 2017	11		168	163	42	288	672
Gross deferred tax liabilities at January 1, 2017	(51)	(2,084)	(6)	(41)		(36)	(2,218)

Net deferred tax balance at January 1, 2017	(40)	(2,084)	162	122	42	252	(1,546)

At January 1, 2017
Credited/(charged) to income	(19)	609	(22)	7	(32)	(57)	486
Charged to equity		6		8		12	26
Credited/(charged) to other comprehensive income			(26)				(26)
Impact of business combinations		(64)			8		(56)
Other movements		2					2

Net deferred tax balance at December 31, 2017	(59)	(1,531)	114	137	18	207	(1,114)

Gross deferred tax assets at December 31, 2017	10		121	169	18	232	550
Gross deferred tax liabilities at December 31, 2017	(69)	(1,531)	(7)	(32)		(25)	(1,664)

Net deferred tax balance at December 31, 2017	(59)	(1,531)	114	137	18	207	(1,114)

        After offsetting the following amount of deferred tax assets and liabilities within the same tax jurisdiction the balance amounts to:

Deferred tax assets at December 31, 2017	526
Deferred tax liabilities at December 31, 2017	(1,640)

Net deferred tax balance at December 31, 2017	(1,114)

NOVARTIS AG ALCON BUSINESS

NOTES TO COMBINED FINANCIAL STATEMENTS (Continued)

10. Deferred tax assets and liabilities (Continued)

($ millions)	Property, plant & equipment	Intangible assets	Pensions and other benefit obligations of associates	Inventories	Tax loss carry- forwards	Other assets, provisions and accruals	Total
Gross deferred tax assets at January 1, 2016	11		147	162	25	287	632
Gross deferred tax liabilities at January 1, 2016	(51)	(2,039)	(8)	(38)		(21)	(2,157)

Net deferred tax balance at January 1, 2016	(40)	(2,039)	139	124	25	266	(1,525)

At January 1, 2016
Credited/(charged) to income		86	18	5	(6)	(5)	98
Charged to equity				(7)		(9)	(16)
Credited/(charged) to other comprehensive income			5				5
Impact of business combinations		(131)			23		(108)

Net deferred tax balance at December 31, 2016	(40)	(2,084)	162	122	42	252	(1,546)

Gross deferred tax assets at December 31, 2016	11		168	163	42	288	672
Gross deferred tax liabilities at December 31, 2016	(51)	(2,084)	(6)	(41)		(36)	(2,218)

Net deferred tax balance at December 31, 2016	(40)	(2,084)	162	122	42	252	(1,546)

        After offsetting the following amount of deferred tax assets and liabilities within the same tax jurisdiction the balance amounts to:

Deferred tax assets at December 31, 2016	638
Deferred tax liabilities at December 31, 2016	(2,184)

Net deferred tax balance at December 31, 2016	(1,546)

NOVARTIS AG ALCON BUSINESS

NOTES TO COMBINED FINANCIAL STATEMENTS (Continued)

10. Deferred tax assets and liabilities (Continued)

($ millions)	Property, plant & equipment	Intangible assets	Pensions and other benefit obligations of associates	Inventories	Tax loss carry forwards	Other assets, provisions and accruals	Total
Gross deferred tax assets at January 1, 2015	15	2	148	159	30	300	654
Gross deferred tax liabilities at January 1, 2015	(67)	(2,096)	(8)	(34)		(21)	(2,226)

Net deferred tax balance at January 1, 2015	(52)	(2,094)	140	125	30	279	(1,572)

At January 1, 2015
Credited/(charged) to income	12	82	9	7	(5)	8	113
Charged to equity		(4)		(8)		(20)	(32)
Credited/(charged) to other comprehensive income			(10)				(10)
Impact of business combinations		(6)					(6)
Other movements		(17)				(1)	(18)

Net deferred tax balance at December 31, 2015	(40)	(2,039)	139	124	25	266	(1,525)

Gross deferred tax assets at December 31, 2015	11		147	162	25	287	632
Gross deferred tax liabilities at December 31, 2015	(51)	(2,039)	(8)	(38)		(21)	(2,157)

Net deferred tax balance at December 31, 2015	(40)	(2,039)	139	124	25	266	(1,525)

        After offsetting the following amount of deferred tax assets and liabilities within the same tax jurisdiction the balance amounts to:

Deferred tax assets at December 31, 2015	603
Deferred tax liabilities at December 31, 2015	(2,128)

Net deferred tax balance at December 31, 2015	(1,525)

        The following table presents deferred tax assets and deferred tax liabilities, which are expected to have an impact on current taxes payable after more than twelve months:

($ billions)	2017	2016	2015
Expected to have an impact on current tax payable after more than 12 months
—Deferred tax assets	0.3	0.4	0.3
—Deferred tax liabilities	1.6	2.2	2.1

NOVARTIS AG ALCON BUSINESS

NOTES TO COMBINED FINANCIAL STATEMENTS (Continued)

10. Deferred tax assets and liabilities (Continued)

        For unremitted earnings retained by combined entities for reinvestment, no provision is made for income taxes that would be payable upon the distribution of these earnings. If these earnings were remitted, an income tax charge could result based on the tax statutes currently in effect.

($ billions)	2017	2016	2015
Unremitted earnings that have been retained by combined entities for reinvestment	6	6	6

        Temporary differences on which no deferred tax has been provided as they are permanent in nature relate to goodwill from acquisitions and amounted to $9 billion in 2017 and 2016.

        The gross value of tax loss carry forwards that have been capitalized as deferred tax assets amount to $94 million (2016: $115 million) and their expiry date is more than five years. All tax losses carried forward have been capitalized.

        No tax losses carried forward have expired in 2017, 2016 and 2015.

        On December 22, 2017, the U.S. enacted tax reform legislation (Tax Cuts and Jobs Act), which among other provisions, reduced the U.S. corporate tax rate from 35% to 21%, effective January 1, 2018. This required a revaluation of the deferred tax assets and liabilities and a portion of current tax payables to the newly enacted tax rates at the date of enactment.

        The following table shows the impact on the revaluation of deferred assets and liabilities and current income tax liabilities:

($ millions)	Income statement	Equity	Total
Deferred tax asset and liability revaluation
Items previously recognized in combined income statement	416		416
Items previously recognized in other comprehensive income(1)		(13)	(13)
Items previously recognized in retained earnings(2)		(5)	(5)

Total revaluation of deferred tax assets and liabilities	416	(18)	398
Total revaluation of current tax payables	(3)		(3)

Total revaluation of deferred tax assets and liabilities and current income tax liabilities	413	(18)	395

(1)
Related to post-employment benefits.

(2)
Related to equity based compensation plans.

        The enacted U.S. tax reform legislation includes a provision that requires the U.S. parent Company's foreign subsidiaries' unremitted earnings to be subject to an immediate toll tax on the qualifying amount of unremitted earnings (the deemed repatriated earnings). Previously, these earnings were taxable upon distribution to the U.S. parent company. The toll tax amount owed is payable, without interest, in installments over an eight year period through 2024. A U.S. subsidiary of Alcon is

NOVARTIS AG ALCON BUSINESS

NOTES TO COMBINED FINANCIAL STATEMENTS (Continued)

10. Deferred tax assets and liabilities (Continued)

the parent company of a non-U.S. domiciled company and, as a result, $3 million of current tax payable was recorded related to the toll tax owed on this subsidiary's unremitted earnings.

11. Financial and other non-current assets

Financial assets

($ millions)	2017	2016	2015
Available-for-sale long-term financial investments	51	7	11
Long-term receivables from customers	197	251	321
Minimum lease payments from finance lease agreements	122	147	216
Long-term loans, advances, security deposits and warrant options	67	9	7

Total financial assets	437	414	555

Minimum finance lease payments

        The following table shows the receivables of the gross investments in finance leases and the net present value of the minimum lease payments, as well as unearned finance income, related to surgical equipment lease arrangements. The finance income is recorded in "Other income".

	2017					2016
($ millions)	Total future payments	Unearned interest income	Present value	Provision	Net book value	Total future payments	Unearned interest income	Present value	Provision	Net book value
Not later than one year(1)	83	(7)	76	(3)	73	91	(5)	86	(2)	84
Between one and five years	180	(14)	166	(59)	107	182	(16)	166	(37)	129
Later than five years	31	(2)	29	(14)	15	63	(4)	59	(41)	18

Total	294	(23)	271	(76)	195	336	(25)	311	(80)	231

(1)
The current portion of the minimum lease payments is recorded in trade receivables or other current assets (to the extent not yet invoiced).

	2015
($ millions)	Total future payments	Unearned interest income	Present value	Provision	Net book value
Not later than one year(1)	89	(6)	83	(1)	82
Between one and five years	221	(17)	204	(10)	194
Later than five years	61	(5)	56	(34)	22

Total	371	(28)	343	(45)	298

(1)
The current portion of the minimum lease payments is recorded in trade receivables or other current assets (to the extent not yet invoiced).

NOVARTIS AG ALCON BUSINESS

NOTES TO COMBINED FINANCIAL STATEMENTS (Continued)

11. Financial and other non-current assets (Continued)

Other non-current assets

($ millions)	2017	2016	2015
Deferred compensation plans	90	76	69
Prepaid post-employment benefit plans	12	2	13
Other non-current assets	40	35	31

Total other non-current assets	142	113	113

12. Inventories

        The amount of inventory recognized as an expense in "Cost of goods sold" in the combined income statements during 2017 amounted to $2.1 billion (2016: $2.1 billion, 2015: $2.2 billion).

($ millions)	2017	2016	2015
Raw material, consumables	200	200	249
Work in progress	98	132	121
Finished products	1,005	875	779

Total inventories	1,303	1,207	1,149

        The Company recognized inventory provisions amounting to $73 million in 2017 (2016: $62 million, 2015: $46 million) and reversed inventory provisions amounting to $15 million (2016: $19 million, 2015: $10 million). Inventory provisions mainly relate to the adjustment of inventory balances to their net realizable value based on the forecasted sales. Reversals are made when the products become saleable.

13. Trade receivables

($ millions)	2017	2016	2015
Total gross trade receivables	1,422	1,295	1,178
Provisions for doubtful trade receivables	(77)	(55)	(48)

Total trade receivables, net	1,345	1,240	1,130

        The following table summarizes the movement in the provision for doubtful trade receivables:

($ millions)	2017	2016	2015
January 1	(55)	(48)	(31)
Provisions for doubtful trade receivables charged to the combined income statement	(28)	(19)	(30)
Utilization of provisions for doubtful trade receivables	2	3	8
Reversal of provisions for doubtful trade receivables	6	8	3
Currency translation effects	(2)	1	2

December 31	(77)	(55)	(48)

NOVARTIS AG ALCON BUSINESS

NOTES TO COMBINED FINANCIAL STATEMENTS (Continued)

13. Trade receivables (Continued)

        The following sets forth the trade receivables that are not overdue as specified in the payment terms and conditions established with the Company's customers, as well as an analysis of overdue amounts and related provisions for doubtful trade receivables:

($ millions)	2017	2016	2015
Not overdue	1,082	1,081	983
Past due for not more than one month	119	59	71
Past due for more than one month but less than three months	77	58	46
Past due for more than three months but less than six months	46	35	27
Past due for more than six months but less than one year	31	24	26
Past due for more than one year	67	38	25
Provisions for doubtful trade receivables	(77)	(55)	(48)

Total trade receivables, net	1,345	1,240	1,130

        Trade receivable balances include sales to drug wholesalers, retailers, doctor groups, private health systems, government agencies, managed care providers, pharmacy benefit managers and government-supported healthcare systems.

        The Company continues to monitor sovereign debt issues and economic conditions, particularly in Greece, Italy, Portugal, Spain, Brazil, Russia, Saudi Arabia and Turkey, and evaluates trade receivables in these countries for potential collection risks. The majority of the outstanding trade receivables from these closely monitored countries are due directly from local governments or from government-funded entities except for Russia, Brazil and Turkey, which are due from private entities.

        Deteriorating credit and economic conditions as well as other factors in these closely monitored countries have resulted in, and may continue to result in an increase in the average length of time that it takes to collect these trade receivables and may require the Company to re-evaluate the collectability of these trade receivables in future periods.

        The following table shows the gross trade receivables balance from these closely monitored countries at December 31, 2017, 2016 and 2015, the amounts that are past due for more than one year and the related amount of the provisions for doubtful trade receivables that have been recorded:

($ millions)	2017	2016	2015
Total balance of gross trade receivables from closely monitored countries	228	286	281
Past due for more than one year	19	17	18
Provisions for doubtful trade receivable	(24)	(22)	(19)

NOVARTIS AG ALCON BUSINESS

NOTES TO COMBINED FINANCIAL STATEMENTS (Continued)

13. Trade receivables (Continued)

        Trade receivables include amounts denominated in the following major currencies:

($ millions)	2017	2016	2015
U.S. dollar ($)	475	469	385
Euro (EUR)	234	204	214
Japanese yen (JPY)	146	120	117
Chinese yuan (CNY)	95	96	76
Indian rupee (INR)	34	26	24
British pound (GBP)	28	22	29
South Korean won (KRW)	29	20	21
Australian dollar (AUD)	28	25	21
Russian ruble (RUB)	30	21	17
Canadian dollar (CAD)	28	24	21
Other currencies	218	213	205

Total trade receivables, net	1,345	1,240	1,130

14. Other current assets

($ millions)	2017	2016	2015
VAT receivable	52	40	32
Current portion of long-term receivables from customers	159	161	194
Minimum lease payments from finance lease agreements	73	84	82
Prepaid expenses	57	47	43
Other receivables and current assets	18	20	17

Total other current assets	359	352	368

15. Non-current and current financial debt

        Non-current financial debts of $84 million (2016: $79 million, 2015: $75 million) represent finance lease obligation with a term to January 2, 2042 including two renewal options of five years each. There are additional two renewal options of five years each through January 2, 2052.

        Future minimum lease payments under finance lease, together with the present value of the net minimum lease payments, are as follows:

	Minimum lease payments
($ millions)	2017	2016	2015
Not later than one year			9
Between one and five years	20	14	8
Later than five years	160	167	173

Total minimum lease payments	180	181	190
Less future finance charges	(96)	(102)	(106)

Present value of minimum lease payments	84	79	84

NOVARTIS AG ALCON BUSINESS

NOTES TO COMBINED FINANCIAL STATEMENTS (Continued)

15. Non-current and current financial debt (Continued)

	Present value of net minimum lease payments
($ millions)	2017	2016	2015
Not later than one year			9
Between one and five years	17	11	6
Later than five years	67	68	69

Total minimum lease payments	84	79	84
Less current portion of minimum lease payments			(9)

Non-current present value of minimum lease payments	84	79	75

        Current financial debts of $65 million (2016: $170 million, 2015: $212 million) relates to bank overdrafts, other short-term financial debts as well as in 2015, the current portion of the minimum lease payments of $9 million (2017 and 2016: nil). The weighted average interest rate on bank and other current financial debt was 10.5% in 2017, 8.4% in 2016 and 8.2% in 2015.

16. Provisions and other non-current liabilities

($ millions)	2017	2016	2015
Accrued liability for employee benefits:
Defined benefit pension plans(1)	244	241	236
Other long-term employee benefits and deferred compensation	102	88	77
Other post-employment benefits(1)	317	318	277
Provisions for product liabilities, governmental investigations and other legal matters	6	3	6
Contingent consideration(2)	113	67	25
Other non-current liabilities	75	83	98

Total provisions and other non-current liabilities	857	800	719

(1)
Note 20 provides additional disclosures related to post-employment benefits.

(2)
Note 24 provides additional disclosures related to contingent consideration.

        The Company believes that its total provisions are adequate based upon currently available information. However, given the inherent difficulties in estimating liabilities in this area, the Company may incur additional costs beyond the amounts provided. Management believes that such additional amounts, if any, would not be material to the Company's financial condition but could be material to the results of operations or cash flows in a given period.

Provisions for product liabilities, governmental investigations and other legal matters

        The Company has established provisions for certain product liabilities, governmental investigations and other legal matters, where a potential cash outflow is probable and the Company can make a reliable estimate of the amount of the outflow. These provisions represent the Company's current best estimate of the total financial effect for the matters described below and for other less significant matters. Potential cash outflows reflected in a provision may be fully or partially off-set by insurance in certain circumstances.

NOVARTIS AG ALCON BUSINESS

NOTES TO COMBINED FINANCIAL STATEMENTS (Continued)

16. Provisions and other non-current liabilities (Continued)

        The Company has not established provisions for potential damage awards for certain additional legal claims if the Company currently believes that a payment is either not probable or cannot be reliably estimated. A number of other legal matters are in such early stages or the issues presented are such that the Company has not made any provisions since it cannot currently estimate either a potential outcome or the amount of any potential losses. For these reasons, among others, the Company generally is unable to make a reliable estimate of possible loss with respect to such cases. It is therefore not practicable to provide information about the potential financial impact of those cases.

        There might also be cases for which the Company was able to make a reliable estimate of the possible loss or the range of possible loss, but the Company believes that publication of such information on a case-by-case basis would seriously prejudice the Company's position in ongoing legal proceedings or in any related settlement discussions. Accordingly, in such cases, information has been disclosed with respect to the nature of the contingency, but no disclosure is provided as to an estimate of the possible loss or range of possible loss.

        Note 23 contains additional information on contingencies.

Summary of significant legal proceedings

        The following is a summary as of November 12, 2018 of significant legal proceedings of the Alcon business to which the Company or its subsidiaries are a party. Under the Separation and Distribution Agreement the Company will enter into with Novartis in connection with the separation and the spin-off, the Company and Novartis will each agree, subject to certain conditions and except to the extent otherwise described below with respect to any matter, to indemnify the other party and its directors, officers, employees and other representatives against any pending or future liabilities or claims that constitute either a Novartis Group liability, in the case of Novartis, or an Alcon liability, in the case of the Company, under the terms of the Separation and Distribution Agreement, based on whether such claim or liability relates to the Novartis business and products or the Company's respective business and products.

SOUTHERN DISTRICT OF NEW YORK / WESTERN DISTRICT OF NEW YORK HEALTHCARE FRAUD INVESTIGATION

        In 2011, Alcon Laboratories, Inc. (ALI) received a subpoena from the United States Department of Health & Human Services relating to an investigation into allegations of healthcare fraud, including potential off-label promotion of certain products. The subpoena requests the production of documents relating to marketing practices, including the remuneration of healthcare providers, in connection with surgical equipment and certain Novartis products (Vigamox®, Nevanac®, Omnipred®, Econopred®). ALI is cooperating with this investigation.

ASIA / RUSSIA INVESTIGATION

        In 2017 and 2018, Alcon and Novartis Group companies, as well as certain present and former executives and associates of Alcon and Novartis, received document requests and subpoenas from the U.S. Department of Justice (DoJ) and the U.S. Securities and Exchange Commission (SEC) requesting information concerning Alcon accounting, internal controls and business practices in Asia and Russia, including revenue recognition for surgical equipment and related products and services, as well as relationships with third-party distributors, both before and after Alcon became part of the Novartis

NOVARTIS AG ALCON BUSINESS

NOTES TO COMBINED FINANCIAL STATEMENTS (Continued)

16. Provisions and other non-current liabilities (Continued)

Group. Alcon and Novartis are cooperating with this investigation. Novartis will indemnify Alcon in respect of defined direct monetary liabilities relating to the current scope of the ongoing investigation by the DoJ and the SEC relating to certain business practices in Asia and Russia and related accounting treatment.

CONTACT LENSES CLASS ACTIONS

        Since the first quarter of 2015, more than 50 putative class action complaints have been filed in several courts across the U.S. naming as defendants contact lens manufacturers, including ALI, and alleging violations of federal antitrust law, as well as the antitrust, consumer protection and unfair competition laws of various states, in connection with the implementation of unilateral price policies by the defendants in the sale of contact lenses. The cases have been consolidated in the Middle District of Florida by the Judicial Panel on Multidistrict Litigation and the claims are being vigorously contested.

MIVS PLATFORM PATENT INFRINGEMENT LITIGATION

        In June 2015, Johns Hopkins University (JHU) filed a patent infringement lawsuit against certain Alcon entities alleging that the use of certain Alcon surgical products, principally by third parties, infringes a patent directed to certain methods of ocular surgery. Although the products themselves cannot infringe the patent, which includes only method claims, JHU alleges that Alcon encourages doctors to perform the patented methods using the accused products. The plaintiff is seeking more than $100 million for past damages plus trebling and a 9% royalty through the patent expiry date of March 11, 2020. The claims are being vigorously contested.

LenSx LASER SYSTEM AND WaveLight FS200 LASER PATENT INFRINGEMENT LITIGATIONS

        Two consolidated cases have been filed against Alcon claiming that the LenSx laser system and WaveLight FS200 femtosecond laser infringe two U.S. patents expiring in 2018 and 2030. The district court entered summary judgment for Alcon, and the plaintiff appealed to the U.S. Court of Appeals for the Federal Circuit. The claims are being vigorously contested.

TCPA MATTER

        In April 2016, a putative class action lawsuit was filed in Illinois federal court alleging that the defendants, ALI and Novartis Pharmaceuticals Corporation (NPC), sent unsolicited facsimiles in violation of the Telephone Consumer Protection Act, and seeking to certify a representative putative nationwide class of affected consumers. The claims are being vigorously contested.

NOVARTIS AG ALCON BUSINESS

NOTES TO COMBINED FINANCIAL STATEMENTS (Continued)

16. Provisions and other non-current liabilities (Continued)

Summary of product liability, governmental investigations and other legal matters provision movements

($ millions)	2017	2016	2015
January 1	9	30	24
Cash payments	(6)	(27)	(7)
Releases of provisions	(9)	(12)	(18)
Additions to provisions	55	17	33
Currency translation effects		1	(2)

December 31	49	9	30
Less current portion	(43)	(6)	(24)

Non-current product liabilities, governmental investigations and other legal matters provisions at December 31	6	3	6

        The Company believes that its total provisions for investigations, product liability, arbitration and other legal matters are adequate based upon currently available information. However, given the inherent difficulties in estimating liabilities, there can be no assurance that additional liabilities and costs will not be incurred beyond the amounts provided.

17. Provisions and other current liabilities

($ millions)	2017	2016	2015
Taxes other than income taxes	63	104	66
Restructuring provisions	3	13	10
Accrued expenses for goods and services received but not invoiced	69	47	56
Accruals for royalties	13	17	21
Accruals for deductions from revenue	213	182	150
Accruals for compensation and benefits including social security	334	255	207
Deferred income	138	156	171
Provisions for product liabilities, governmental investigations and other legal matters(1)	43	6	24
Accrued share-based payments	7	3	3
Contingent considerations			16
Other payables	7	4	13

Total provisions and other current liabilities	890	787	737

(1)
Note 16 provides additional disclosures related to legal provisions

        Provisions and accruals are based upon management's best estimate and adjusted for actual experience. Such adjustments to the historic estimates have not been material.

NOVARTIS AG ALCON BUSINESS

NOTES TO COMBINED FINANCIAL STATEMENTS (Continued)

17. Provisions and other current liabilities (Continued)

Accruals for deductions from revenue

        The following table shows the movement of the accruals for deductions from revenue:

($ millions)	2017	2016	2015
January 1	182	150	140
Additions	619	610	432
Payments/utilizations	(601)	(574)	(421)
Changes in offset against gross trade receivables	7	(4)	5
Currency translation effects	6		(6)

December 31	213	182	150

Restructuring provision movement

($ millions)	2017	2016	2015
January 1	13	10	27
Additions		28	29
Cash payments	(6)	(23)	(41)
Releases	(4)	(3)	(4)
Currency translation effects		1	(1)

December 31	3	13	10

        In 2017, no additions to provisions were recorded. The Company continued initiatives to realign its operations to focus on the surgical and vision care business after the ophthalmology pharmaceutical business transfer to the Novartis Innovative Medicines Division.

        In 2016, additions to provisions of $28 million were mainly related to initiatives aimed at improving the Company's efficiencies in light of the realignment of the operations to focus on its surgical and vision care businesses, after the transfer of its ophthalmic pharmaceuticals business to the Novartis Innovative Medicines Division.

        In 2015, additions to provisions of $29 million were mainly related to reorganizations aimed at realizing productivity opportunities.

18. Details on combined cash flow statements

18.1
Depreciation, amortization and impairments

($ millions)	2017	2016	2015
Property, plant & equipment	215	245	238
Intangible assets	1,090	1,044	1,022
Financial assets	29

Total	1,334	1,289	1,260

NOVARTIS AG ALCON BUSINESS

NOTES TO COMBINED FINANCIAL STATEMENTS (Continued)

18. Details on combined cash flow statements (Continued)

18.2
Cash flows from changes in working capital and other operating items included in operating cash flow

($ millions)	2017	2016	2015
(Increase) in inventories	(87)	(64)	(54)
(Increase)/decrease in trade receivables	(54)	(150)	37
Increase/(decrease) in trade payables	48	83	(120)
Net change in other current assets	87	150	1
Net change in other current liabilities	42	162	(15)

Total	36	181	(151)

18.3
Cash flows arising from acquisitions of businesses

($ millions)	2017 Acquisitions	2016 Acquisitions	2015 Acquisitions
Currently marketed products		(402)
Acquired research & development	(178)		(57)
Deferred tax assets	(8)	(37)
Cash and cash equivalents	(1)
Deferred tax liabilities	64	145	6

Net identifiable assets acquired	(123)	(294)	(51)
Acquired liquidity	1

Subtotal	(122)	(294)	(51)
Goodwill	(2)	(38)
Contingent consideration	54	92	21
Payments for contingent considerations		(63)	(13)

Net cash flows	(70)	(303)	(43)

        Notes 4 and 19 provide further information regarding acquisitions of businesses. All acquisitions were for cash.

NOVARTIS AG ALCON BUSINESS

NOTES TO COMBINED FINANCIAL STATEMENTS (Continued)

18. Details on combined cash flow statements (Continued)

18.4
Reconciliation of assets and liabilities arising from financing activities

	Financial assets	Financial liabilities
($ millions)	Other financial receivables from Novartis Group	Non-current financial debts	Current financial debts	Other financial liabilities to Novartis Group	Total
January 1, 2017	(41)	79	170	26	275
Change in current financial debts			(111)		(111)
Change in other financial receivables from Novartis Group	(24)
Change in other financial liabilities to Novartis Group				20	20
Non-cash change in finance lease obligation		5			5
Currency translation effects			6		6

December 31, 2017	(65)	84	65	46	195

19. Acquisitions of businesses

Fair value of assets and liabilities arising from acquisitions

($ millions)	2017	2016	2015
Currently marketed products		402
Acquired research & development	178		57
Deferred tax assets	8	37
Cash and cash equivalents	1
Deferred tax liabilities	(64)	(145)	(6)

Net identifiable assets acquired	123	294	51
Acquired liquidity	(1)
Goodwill	2	38

Net assets recognized as a result of business combinations	124	332	51

        Note 4 details significant acquisition of businesses, which were ClarVista in 2017, Transcend in 2016, and Xcelerator in 2015. The goodwill arising out of these acquisitions is attributable to buyer specific synergies, the assembled workforce and the accounting for deferred tax liabilities on the acquired assets. No goodwill from 2017 and 2016 is tax-deductible.

20. Post-employment benefits for associates

Defined Benefit Plans

        In addition to the legally required social security schemes, the Company has numerous independent pension and other post-employment benefit plans and participates in plans of the Novartis Group. In most cases, these plans are externally funded in entities that are legally separate from the Company and Novartis Group. For certain subsidiaries, however, no independent plan assets exist for the pension and other post-employment benefit obligations of associates. In these cases the related

NOVARTIS AG ALCON BUSINESS

NOTES TO COMBINED FINANCIAL STATEMENTS (Continued)

20. Post-employment benefits for associates (Continued)

unfunded liability is included in the balance sheet. Independent actuaries reappraise the defined benefit obligations (DBOs) of all major pension and other post-employment benefit plans annually. Plan assets are recognized at fair value.

        The major plans of the Company are based in Switzerland, the United States, the United Kingdom, and Germany. They represent 83% of the Company's total DBO. Details of the plans in those significant countries are provided below.

        The pension plans in Switzerland represent the most significant portion of the Company's total DBO and the second largest component of the Company's total plan assets. The principal plans in Switzerland are funded whereas supplemental plans providing additional benefits for certain of the Company's expat employees are unfunded. For the principal plans active insured members born on or after January 1, 1956, or having joined the plans after December 31, 2010, the benefits are partially linked to the contributions paid into the plan. Certain features of Swiss pension plans required by law preclude the plans being categorized as defined contribution plans. These factors include a minimum interest guarantee on retirement savings accounts, a pre-determined factor for converting the accumulated savings account balance into a pension and embedded death and disability benefits.

        All benefits granted under Swiss-based principal pension plans are vested, and Swiss legislation prescribes that the employer has to contribute a fixed percentage of an associate's pay to an external pension fund. Additional employer contributions may be required whenever the plan's statutory funding ratio falls below a certain level. The associate also contributes to the plan. The pension plans are run by separate legal entities, each governed by a Board of Trustees, that, for the principal plans, consists of representatives nominated by Novartis and the active insured associates. The Boards of Trustees are responsible for the plan design and asset investment strategy.

        In September 2017, the pension regulations in Switzerland of the principal plans were amended, which resulted in a change in accounting from defined benefit to defined contribution for a component of the Swiss pension plans. This change resulted in a reduction to the defined benefit pension plans liability and in a corresponding net pre-tax gain of $5 million (CHF 5 million).

        The United States pension plans represent the second largest component of the Company's total pensions DBO and the third largest component of the Company's total plan assets. The principal plans (Qualified Plans) are funded, whereas plans providing additional benefits for executives (Restoration Plans) are unfunded. Employer contributions are required for Qualified Plans whenever the statutory funding ratio falls below a certain level. Furthermore, associates in the United States are covered under other post-employment benefit plans which represent 99% of the total other post-employment benefit plans DBO. These benefits in the U.S. primarily consist of post-employment healthcare which has been closed to new members since 2015. Part of the costs of these plans is reimbursable under the Medicare Prescription Drug, Improvement, and Modernization Act of 2003. There is no statutory funding requirement for these plans. The Group is funding these plans to the extent that it is tax efficient.

NOVARTIS AG ALCON BUSINESS

NOTES TO COMBINED FINANCIAL STATEMENTS (Continued)

20. Post-employment benefits for associates (Continued)

        The major pension arrangements in Germany are governed by the Occupational Pensions Act ('BetrAVG') and represent the third largest component of the Company's total pensions DBO. The plans are partly funded by a Contractual Trust arrangement (CTA) or direct insurances. The employer is responsible for contributing the premiums to the insurances and paying certain benefits when they fall due. All plans are closed for new entrants and the benefits are fully vested for all participants. For some participants the benefits are based on final salary and length of employment, and for others the benefit is earned each year based on the current salary in the year of service. Employees do not contribute towards the cost of the benefits. There was a plan change in 2016 for one of the plans which extended the period of accrual up to age 65 (previously 60), subject to a maximum of 35 years of service.

        The pension plans in UK represent the fourth largest component of the Company's total DBO and the largest component of the Company's total plan assets. The Alcon UK Pension Scheme is governed and administered by a board of Trustees in accordance with its Trust Deed. UK legislation requires that pension schemes are funded prudently (i.e. to a level in excess of the 'best estimate' expected cost of providing benefits). Funding is assessed on a triennial basis using (prudent) assumptions agreed by the Trustee(s) and the Company. Trustees are responsible for jointly agreeing with the Company the level of contributions needed to eliminate any shortfall over a reasonable period of time (typically not exceeding 10 years). Under the governing documentation, if a surplus remains once liabilities have been settled it would be refunded to the Company.

NOVARTIS AG ALCON BUSINESS

NOTES TO COMBINED FINANCIAL STATEMENTS (Continued)

20. Post-employment benefits for associates (Continued)

        The following tables are a summary of the funded and unfunded DBO for pension and other post-employment benefit plans of Alcon associates at December 31, 2017, 2016 and 2015:

	Pension plans			Other post-employment benefit plans
($ millions)	2017	2016	2015	2017	2016	2015
Benefit obligation at January 1	653	637	660	395	369	371
Current service cost	29	30	30	11	12	12
Interest cost	15	18	17	16	15	14
Past service costs and settlements	(25)	(4)	(4)	(1)
Administrative expenses	1	1	2
Remeasurement (gains)/losses arising from changes in financial assumptions	(1)	53	(5)	2	25	(5)
Remeasurement gains arising from changes in demographic assumptions		(3)	(2)	(3)	(8)	(8)
Experience-related remeasurement gains	(7)	(21)	(9)	(24)	(5)	(4)
Currency translation effects	43	(29)	(26)	1
Benefit payments	(38)	(37)	(40)	(15)	(13)	(12)
Contributions of associates	5	6	6
Effect of acquisitions, divestments or transfers	(4)	2	8			1

Benefit obligation at December 31	671	653	637	382	395	369

Fair value of plan assets at January 1	418	419	425	77	92	110
Interest income	9	11	11	3	3	4
Return on plan assets excluding interest income	30	24	3	6	2	(5)
Currency translation effects	29	(26)	(19)
Company contributions	25	24	25	(6)	(7)	(5)
Contributions of associates	5	6	6
Settlements	(24)	(5)
Benefit payments	(38)	(37)	(40)	(15)	(13)	(12)
Effect of acquisitions, divestments or transfers	(9)	2	8

Fair value of plan assets at December 31	445	418	419	65	77	92

Funded status	(226)	(235)	(218)	(317)	(318)	(277)
Limitation on recognition of fund surplus at January 1	(4)	(5)	(5)
Change in limitation on recognition of fund surplus (incl. exchange rate differences)	(2)	1

Limitation on recognition of fund surplus at December 31	(6)	(4)	(5)

Net liability in the balance sheet at December 31	(232)	(239)	(223)	(317)	(318)	(277)

NOVARTIS AG ALCON BUSINESS

NOTES TO COMBINED FINANCIAL STATEMENTS (Continued)

20. Post-employment benefits for associates (Continued)

        The reconciliation of the net liability from January 1 to December 31 is as follows:

	Pension plans			Other post-employment benefit plans
($ millions)	2017	2016	2015	2017	2016	2015
Net liability at January 1	(239)	(223)	(240)	(318)	(277)	(261)
Current service cost	(29)	(30)	(30)	(11)	(12)	(12)
Net interest expense	(6)	(7)	(6)	(13)	(12)	(10)
Administrative expenses	(1)	(1)	(2)
Past service costs and settlements	1	(1)	4	1
Remeasurements	38	(5)	19	31	(10)	12
Currency translation effects	(14)	3	7	(1)
Company contributions	25	24	25	(6)	(7)	(5)
Effect of acquisitions, divestments or transfers	(5)					(1)
Change in limitation on recognition of fund surplus	(2)	1

Net liability at December 31	(232)	(239)	(223)	(317)	(318)	(277)

Amounts recognized in the balance sheet
Prepaid benefit cost	12	2	13
Accrued benefit liability	(244)	(241)	(236)	(317)	(318)	(277)

        The following table shows a breakdown of the DBO for pension plans by geography and type of member and the breakdown of plan assets into the geographical locations in which they are held:

	2017						2016
($ millions)	Switzer- Land	United States	United Kingdom	Germany	Rest of the world	Total	Switzer- Land	United States	United Kingdom	Germany	Rest of the world	Total
Benefit obligation at December 31	193	120	93	93	172	671	205	119	96	79	154	653
Thereof unfunded	50	20			20	90	50	18			14	82
By type of member
Active	158	37		55	152	402	168	38		46	138	390
Deferred pensioners	19	36	74	22	15	166	20	38	77	20	6	161
Pensioners	16	47	19	16	5	103	17	43	19	13	10	102

Fair value of plan assets at December 31	103	78	105	16	143	445	104	74	96	13	131	418

Funded status	(90)	(42)	12	(77)	(29)	(226)	(101)	(45)		(66)	(23)	(235)

	2015
($ millions)	Switzerland	United States	United Kingdom	Germany	Rest of the World	Total
Benefit obligation at December 31	212	117	85	71	152	637
Thereof unfunded	60	16			16	92
By type of member
Active	168	35		39	143	385
Deferred pensioners	25	38	68	19	5	155
Pensioners	19	44	17	13	4	97
Fair value of plan assets at December 31	106	74	96	14	129	419

Funded status	(106)	(43)	11	(57)	(23)	(218)

NOVARTIS AG ALCON BUSINESS

NOTES TO COMBINED FINANCIAL STATEMENTS (Continued)

20. Post-employment benefits for associates (Continued)

        The following table shows the principal weighted average actuarial assumptions used for calculating defined benefit plans and other post-employment benefits of Alcon associates:

	Pension plans			Other post- employment benefit plans
	2017	2016	2015	2017	2016	2015
Weighted average assumptions used to determine benefit obligations at December 31
Discount rate	2.3%	2.2%	2.7%	3.6%	4.0%	4.2%
Expected rate of pension increase	1.4%	1.4%	1.3%
Expected rate of salary increase	3.2%	3.0%	3.6%
Interest on savings account	0.6%	0.5%	0.8%
Current average life expectancy for a 65-year-old male (in years)	20	20	20	21	21	21
Current average life expectancy for a 65-year-old female (in years)	23	23	23	23	23	23

        Changes in the aforementioned actuarial assumptions can result in significant volatility in the accounting for the pension plans in the combined financial statements. This can result in substantial changes in the Company's other comprehensive income, long-term liabilities and prepaid pension assets.

        The DBO is significantly impacted by assumptions regarding the rate that is used to discount the actuarially determined post-employment benefit liability. This rate is based on yields of high-quality corporate bonds in the country of the plan. Decreasing corporate bond yields decrease the discount rate, so that the DBO increases and the funded status decreases.

        In Switzerland, an increase in the DBO due to lower discount rates is slightly offset by lower future benefits expected to be paid on the associate's savings account where the assumption on interest accrued changes in line with the discount rate.

        The impact of decreasing interest rates on a plan's assets is more difficult to predict. A significant part of the plan assets is invested in bonds. Bond values usually rise when interest rates decrease and may therefore partially compensate for the decrease in the funded status. Furthermore, pension assets also include significant holdings of equity instruments. Share prices tend to rise when interest rates decrease and therefore often counteract the negative impact of the rising DBO on the funded status (although the correlation of interest rates with equities is not as strong as with bonds, especially in the short term).

        The expected rate for pension increases significantly affects the DBO of most plans in Switzerland, Germany and the United Kingdom. Such pension increases also decrease the funded status, although there is no strong correlation between the value of the plan assets and pension/inflation increases.

        Assumptions regarding life expectancy significantly impact the DBO. An increase in longevity increases the DBO. There is no offsetting impact from the plan assets, as no longevity bonds or swaps are held by the pension funds. Generational mortality tables are used where this data is available.

NOVARTIS AG ALCON BUSINESS

NOTES TO COMBINED FINANCIAL STATEMENTS (Continued)

20. Post-employment benefits for associates (Continued)

        The following table shows the sensitivity of the DBO to the principal actuarial-assumptions for the major plans in Switzerland, the United States, the United Kingdom and Germany on an aggregated basis:

($ millions)	Change in 2017 year-end
25 basis point increase in discount rate	(22)
25 basis point decrease in discount rate	23
1 year increase in life expectancy	15
25 basis point increase in rate of pension increase	10
25 basis point decrease in rate of pension increase	(6)
25 basis point increase of interest on savings account	1
25 basis point decrease of interest on savings account	(1)
25 basis point increase in rate of salary increase	2
25 basis point decrease in rate of salary increase	(2)

        The healthcare cost trend rate assumptions used for other post-employment benefits are as follows:

	2017	2016	2015
Healthcare cost trend rate assumed for next year	6.5%	6.5%	7.0%
Rate to which the cost trend rate is assumed to decline	4.5%	5.0%	5.0%
Year that the rate reaches the ultimate trend rate	2025	2022	2022

        The following table shows the weighted average plan asset allocation of funded defined benefit pension plans at December 31, 2017, 2016 and 2015:

	Pension plans
(as a percentage)	Long-term target minimum	Long-term target maximum	2017	2016	2015
Equity securities	15	40	36	34	37
Debt securities	20	60	43	42	42
Real estate	5	20	8	8	7
Alternative investments	0	20	11	13	12
Cash and other investments	0	15	2	3	2

Total			100	100	100

        Cash and most of the equity and debt securities have a quoted market price in an active market. Real estate and alternative investments, which include hedge fund and private equity investments, usually do not have a quoted market price.

        The strategic allocation of assets of the different pension plans is determined with the objective of achieving an investment return that, together with the company contributions and contributions of associates, is sufficient to maintain reasonable control over the various funding risks of the plans. Based upon the market and economic environments, actual asset allocations may temporarily be permitted to deviate from policy targets. The asset allocation in certain plans currently includes investments in shares of Novartis AG.

NOVARTIS AG ALCON BUSINESS

NOTES TO COMBINED FINANCIAL STATEMENTS (Continued)

20. Post-employment benefits for associates (Continued)

        The below table shows the number of Novartis AG shares and market value, based on the proportion of the total assets attributable to Alcon associates covered under these plans to the total plan assets of those plans:

	December 31, 2017	December 31, 2016	December 31, 2015
Investment in shares of Novartis AG
Number of shares (in thousands)	113.1	116.1	114.0
Market value (in $ millions)	9.5	8.4	10.0

        The weighted average duration of the DBO is 17.2 years (2016: 16.7 years).

        The Company's ordinary contribution to the various pension plans is based on the rules of each plan. Additional contributions are made whenever this is required by statute or law (i.e., usually when statutory funding levels fall below pre-determined thresholds). The only significant plans that are foreseen to require additional funding are those in the United Kingdom.

        The expected future cash flows in respect of pension and other post-employment benefit plans at December 31, 2017, were as follows:

($ millions)	Pension plans	Other post-employment benefit plans
Company contributions
2018 (estimated)	10	19
Expected future benefit payments
2018	24	19
2019	25	20
2020	30	20
2021	28	20
2022	29	21
2023 - 2027	162	104

Defined contribution plans

        In many subsidiaries associates are covered by defined contribution plans. Contributions charged to the 2017 combined income statement for the defined contribution plans were $97 million (2016: $89 million; 2015: $109 million).

21. Equity-based participation plans for associates

        The Company's associates participated in Novartis Group equity-based participation plans. The related expense (2017: $71 million, 2016: $53 million, 2015: $65 million) was recorded in the personnel expense in the function in which the associates are employed. Liabilities from equity-based compensation plans were $7 million (2016: $3 million and 2015: $3 million).

        The below disclosure covers the Novartis Group equity-based participation plans in which Alcon associates participated and can be separated into the following plans:

Annual Incentive

        The Annual Incentive of the Alcon CEO is paid 50% in cash in the year following the performance period, and 50% in Novartis AG Restricted Shares (RSs) or Restricted Share Units

NOVARTIS AG ALCON BUSINESS

NOTES TO COMBINED FINANCIAL STATEMENTS (Continued)

21. Equity-based participation plans for associates (Continued)

(RSUs) that are granted in January of the year following the performance period, deferred and restricted for three years. Novartis Top Leaders (NTLs) receive 70% of their annual incentive in cash and 30% in Novartis AG RSs or RSUs. Each RS is entitled to voting rights and payment of dividends during the vesting period. Each RSU is equivalent to one Novartis AG share and is converted into one share at the vesting date. RSUs do not carry any dividend, dividend equivalent or voting rights. The executives in certain countries may elect to also receive their cash incentive partially or fully in shares or share units that will not be subject to vesting conditions.

Share savings plans

        A number of Alcon associates in certain countries as well as certain key executives worldwide are encouraged to invest their Annual Incentive, and in the United Kingdom also their salary, in a share savings plan. Under the share savings plan, participants may elect to receive their Annual Incentive fully or partially in Novartis AG shares in lieu of cash. As a reward for their participation in the share savings plan, at no additional cost to the participant, Novartis partially or fully matches their investments in shares after a holding period of three or five years.

        Novartis operates three share savings plans, and associates may only participate in one of the share savings plans in any given year:

  •
  In Switzerland, under the Employee Share Ownership Plan (ESOP) participants may choose to receive their Annual Incentive (i) 100% in Novartis AG shares, (ii) 50% in Novartis AG shares and 50% in cash or (iii) 100% in cash. After expiration of a three-year holding period for Novartis AG shares invested under the ESOP participants will receive one matching Novartis AG share for every two invested Novartis AG shares. Associates eligible for the equity plan "Select" are not eligible to receive ESOP matching shares starting with the 2017 performance period onwards. NTLs are also not eligible to participate in the share savings plans.

  •
  In the United Kingdom, associates can invest up to 10% of their monthly salary in Novartis AG shares (up to a maximum of GBP 150) and may also be invited to invest their net Annual Incentive in Novartis AG shares. Two invested Novartis AG shares are matched with one share with a holding period of three years. Starting with the 2017 performance period onwards, United Kingdom associates can only invest a maximum of 50% of their Annual Incentive in shares and this option is no longer offered to associates who are eligible for the equity plan "Select".

  •
  The Leveraged Share Savings Plan (LSSP) was available to key executives for performance periods prior to 2016. At the participant's election, the Annual Incentive was awarded partly or entirely in Novartis AG shares. The elected number of Novartis AG shares is subject to a holding period of five years. At the end of the holding period, Novartis will match the invested Novartis AG shares at a ratio of 1-to-1 (i.e. one Novartis AG share awarded for each invested Novartis AG share). In the United States both the LSSP award and the corresponding match are cash settled.

        Following the introduction of the new compensation programs in 2014, the Alcon CEO, as an Executive Committee member of Novartis Group, was no longer eligible to participate in the share savings plans. From the 2016 performance period onwards, the associates of Alcon that were NTLs are also no longer eligible to participate in the share savings plans.

Novartis equity plan "Select"

        The equity plan "Select" is a global equity incentive plan under which eligible associates may annually be awarded a grant subject to a three year vesting period. No awards are granted for

NOVARTIS AG ALCON BUSINESS

NOTES TO COMBINED FINANCIAL STATEMENTS (Continued)

21. Equity-based participation plans for associates (Continued)

performance ratings below a certain threshold. The Alcon CEO, as an Executive Committee member of Novartis Group, is not eligible for participation in the equity plan "Select" effective from the performance period 2014, and the Alcon associates who were NTLs of the Novartis Group are not eligible from the performance period 2016.

        The equity plan "Select" currently allows participants in Switzerland to choose the form of their equity compensation in Novartis AG RSs or Novartis AG RSUs. In all other jurisdictions, Novartis AG RSUs are typically granted. Until 2013, participants could also choose to receive part or the entire grant in the form of Novartis AG tradable share options.

        Novartis AG tradable share options expire on their tenth anniversary from the grant date. Each Novartis AG tradable share option entitles the holder to purchase after vesting (and before the tenth anniversary from the grant date) one Novartis AG share at a stated exercise price that equals the closing market price of the underlying Novartis AG share at the grant date.

Options under Novartis equity plan "Select" outside North America

        The following table shows the activity associated with the Novartis AG share options during the period. The weighted average prices in the table below are translated from Swiss francs into USD at historical rates.

	2017			2016			2015
	Options (millions)	Weighted average exercise price ($)	Weighted average intrinsic value ($)	Options (millions)	Weighted average exercise price ($)	Weighted average intrinsic value ($)	Options (millions)	Weighted average exercise price ($)	Weighted average intrinsic value ($)
Options outstanding at January 1	0.6	60.9	15.9	0.7	61.1	29.2	0.9	60.2	35.8
Sold or exercised	(0.1)	59.4	18.6	(0.1)	63.7	12.6	(0.2)	57.0	41.2

Outstanding at December 31	0.5	61.1	24.7	0.6	60.9	15.9	0.7	61.1	29.2

Exercisable at December 31	0.5	61.1	24.7	0.6	60.9	15.9	0.3	56.5	16.6

All Novartis AG share options were granted at an exercise price that was equal to the closing market price of the Novartis AG shares at the grant date. The weighted average Novartis AG share price at the dates of sale or exercise was $59.4.

        The following table summarizes information about Novartis AG share options outstanding at December 31, 2017:

	Options outstanding
Range of exercise prices($)	Number outstanding (thousand)	Average remaining contractual life (years)	Weighted average exercise price ($)
45 - 55	45	1.7	52.0
56 - 66	495	4.3	61.9

Total	540	4.1	61.1

NOVARTIS AG ALCON BUSINESS

NOTES TO COMBINED FINANCIAL STATEMENTS (Continued)

21. Equity-based participation plans for associates (Continued)

Options under Novartis equity plan "Select" for North America

        The following table shows the activity associated with the Novartis AG American Depositary Receipts (ADR) options during the period:

	2017			2016			2015
	ADS options (millions)	Weighted average exercise price ($)	Weighted average intrinsic value ($)	ADS options (millions)	Weighted average exercise price ($)	Weighted average intrinsic value ($)	ADS options (millions)	Weighted average exercise price ($)	Weighted average intrinsic value ($)
Options outstanding at January 1	2.0	62.6	30.0	2.3	57.7	23.2	2.9	61.8	30.8
Sold or exercised	(0.2)	63.3	18.4	(0.3)	64.3	23.5	(0.6)	58.3	40.7

Outstanding at December 31	1.8	62.5	21.4	2.0	62.6	30.0	2.3	62.8	23.2

Exercisable at December 31	1.8	62.5	21.4	2.0	62.6	30.0	0.9	57.7	28.3

        All ADR options were granted at an exercise price that was equal to the closing market price of the ADRs at the grant date. The weighted average ADR price at the dates of sale or exercise was $63.3. The following table summarizes information about ADR options outstanding at December 31, 2017:

	ADR options outstanding
Range of exercise prices ($)	Number outstanding (thousand)	Average remaining contractual life (years)	Weighted average exercise price ($)
45 - 55	48	1.4	49.5
56 - 66	1,742	4.5	62.9

Total	1,790	4.4	62.5

Long-Term Performance Plan

        The Long-Term Performance Plan (LTPP) is an equity plan for the Alcon CEO, as a member of the executive committee of Novartis, and Alcon associates that were NTLs of the Novartis Group. For the 2017 grant, the target incentive is 160% for the Alcon CEO. For the NTLs, the target incentive range is from 20% to 100% of base compensation.

        The awards of the LTPP are based on three-year performance objectives focused on financial and innovation measures. The financial measure is Novartis Cash Value Added (NCVA). The weighting of this measure is 75%. The NCVA target is approved by the Novartis AG Board of Directors.

        The innovation measure is based on a holistic approach under which divisional innovation targets are set at the beginning of the cycle, comprised of up to ten target milestones that represent the most important research and development project milestones for each division. The weighting of this measure is 25%. At the end of the performance period, the Research & Development Committee assists the Novartis AG Board of Directors and the Novartis AG Compensation Committee in evaluating performance against the innovation targets at the end of the cycle.

NOVARTIS AG ALCON BUSINESS

NOTES TO COMBINED FINANCIAL STATEMENTS (Continued)

21. Equity-based participation plans for associates (Continued)

        Under the LTPP, participants are granted a target number of Performance Share Units (PSUs) at the beginning of every performance period, which are converted into unrestricted Novartis AG shares after the performance period. Payout is between 0% and 200% of target. PSUs granted under the LTPP do not carry voting rights, but do carry dividend equivalents that are paid in Novartis AG shares at the end of the performance period.

Long-Term Relative Performance Plan

        The Long-Term Relative Performance Plan (LTRPP) is an equity plan for the Alcon CEO, as a member of the executive committee of Novartis, and Alcon associates that are NTLs of the Novartis Group. For the 2017 grant, the target incentive is 70% of base compensation for the Alcon CEO and ranges from 10% to 40% of base compensation for NTL's. The LTRPP is based on the ranking of Novartis Total Shareholder Return (TSR) relative to a global healthcare peer group of 12 companies until 2016, and 15 companies from 2017, over rolling three-year performance periods. TSR in USD is calculated as price change of the Novartis AG share plus the dividend plus the re-investment return of the dividend amount, all translated to USD at the respective exchange rate, over the three-year performance period. The calculation is based on Bloomberg standard published TSR data, which is publicly available. The position in the peer group determines the payout range based on a payout matrix. Under the LTRPP, participants are also granted a target number of PSUs at the beginning of every performance period, which are converted into unrestricted Novartis AG shares after the performance period. Payout is between 0% and 200% of target. PSUs under the LTRPP do not carry voting rights, but do carry dividend equivalents that are paid in Novartis AG shares at the end of the performance period.

Other share awards

        Selected associates, excluding the Alcon CEO, as a member of the executive committee of Novartis, may exceptionally receive Special Share Awards of Novartis AG RSs or Novartis AG RSUs. These Special Share Awards provide an opportunity to reward outstanding achievements or exceptional performance, and aim to retain key contributors. They are based on a formal internal selection process, through which the individual performance of each candidate is thoroughly assessed at several management levels. Special Share Awards have a minimum three-year vesting period. In exceptional circumstances, Special Share Awards may be awarded to attract special expertise and new talents into the organization. These grants are consistent with market practice and Novartis philosophy to attract, retain and motivate best-in-class talents around the world. Worldwide, associates at different levels in the organization were awarded Novartis AG RSs and Novartis AG RSUs in 2017.

NOVARTIS AG ALCON BUSINESS

NOTES TO COMBINED FINANCIAL STATEMENTS (Continued)

21. Equity-based participation plans for associates (Continued)

Summary of non-vested share movements

        The table below provides a summary of non-vested share movements (Novartis AG RSs, RSUs and PSUs) for all plans:

	2017			2016			2015
	Number of shares in thousand	Weighted average fair value at grant date in $	Fair value in $ thousand	Number of shares in thousand	Weighted average fair value at grant date in $	Fair value in $ thousand	Number of shares in thousand	Weighted average fair value at grant date in $	Fair value in $ thousand
Non-vested shares at January 1	2,285	81.3	185,838	1,658	82.5	136,788	1,593	67.9	108,165
Granted
- Annual incentive	126	69.3	8,732	2	72.7	145	14	98.7	1,382
- Share savings plans	70	69.6	4,872	65	77.7	5,051	73	96.9	7,074
- Select North America	754	64.1	48,331	610	72.6	44,286	427	98.7	42,145
- Select outside North America	134	64.8	8,683	100	73.6	7,360	95	96.6	9,177
- Long-Term Performance Plan	157	71.8	11,273	202	80.4	16,241	25	98.4	2,460
- Long-Term Relative Performance Plan	44	48.2	2,121	41	58.5	2,399	6	56.6	340
- Other share awards	74	63.0	4,662	116	64.7	7,505	67	90.2	6,043
Vested	(720)	79.2	(57,024)	(485)	66.3	(32,156)	(622)	62.0	(38,564)
Forfeited	(124)	74.1	(9,188)	(24)	74.2	(1,781)	(20)	71.7	(1,434)

Non-vested shares at December 31	2,800	74.4	208,300	2,285	81.3	185,838	1,658	82.5	136,788

22. Transactions with related parties

        The Company has not historically operated as a standalone business and has various relationships with Novartis whereby Novartis provides services to the Company.

Transactions with Novartis

        Transactions from trading activities, i.e. from activities related to product sales invoiced and services invoiced between other Novartis Group subsidiaries and the Company's business, have not

NOVARTIS AG ALCON BUSINESS

NOTES TO COMBINED FINANCIAL STATEMENTS (Continued)

22. Transactions with related parties (Continued)

been eliminated in the combined financial statements. The following schedule shows the amounts and balances for the years 2017, 2016 and 2015:

($ millions)	2017	2016	2015
Sales from the Company to Novartis Group	4	3	2
Purchases of the Company from Novartis Group	3	6
Other income and expense related to transactions between the Company and Novartis Group		(1)	(1)
Trade and other receivables from Novartis Group as of December 31	14	2	7
Trade and other payables to Novartis Group as of December 31	57	91	123
Other financial receivables from Novartis Group as of December 31	65	41	28
Other financial liabilities to Novartis Group as of December 31	46	26	15

Novartis Business Services Charges, Corporate Overhead and Other Allocations from Novartis

        Novartis Group provides the Company certain services from NBS, the shared service organization of Novartis Group, across the following service domains: human resources operations, real estate and facility services, including site security and executive protection, procurement, information technology, commercial and medical support services and financial reporting and accounting operations. The combined financial statements include the appropriate costs related to the services rendered, without profit margin, in accordance with the historical arrangements that existed between the Alcon business and NBS.

        In connection with the Novartis Group business re-organizations in 2016, whereby the Novartis ophthalmology pharmaceutical business was transferred to the Innovative Medicines Division of Novartis that until January 1, 2016 was managed and reported by the Alcon Division, the Novartis Innovative Medicine Division compensated the Alcon Division for certain excess capacity costs that arose as a result of the business transfer.

        Certain general and administrative costs of Novartis Group were not charged or allocated to the Alcon business in the past. For the purpose of these financial statements, such costs have been allocated based on reasonable assumptions and estimates, based on the direct and indirect costs incurred to provide the respective service. When specific identification was not practicable, a proportional cost method was used, primarily based on sales, or headcount.

        These NBS charges, corporate overhead and other allocations amounted to $535 million in 2017, $493 million in 2016 and $621 million in 2015.

        Management believes that the net charges and methods used for allocations to the Company have been performed on a reasonable basis and reflect the services received by the Company and the cost incurred on behalf of the Company. Although the combined financial statements reflect management's best estimate of all historical costs related to the Company, this may however not necessarily reflect what the results of operations, financial position, or cash flows would have been had the Company been a separate entity, nor the future results of the Company as it will exist upon completion of the planned separation (refer to Note 1 and 2).

NOVARTIS AG ALCON BUSINESS

NOTES TO COMBINED FINANCIAL STATEMENTS (Continued)

22. Transactions with related parties (Continued)

Executive officers

        The following table shows the key management personnel (2017: 7 members, 2016 and 2015: 6 members) compensation information.

($ millions)	2017	2016	2015
Cash and other compensation	9.3	7.0	6.7
Post-employment benefits	0.8	0.6	0.6
Termination benefits		7.6	2.6
Equity-based compensation	6.8	4.7	4.4

Total	16.9	19.9	14.3

23. Commitments and contingency

Leasing commitments

        The Company has entered into various fixed term operational leases, mainly for cars and real estate. As of December 31, 2017, the Company's commitments with respect to these leases, including estimated payment dates, were as follows:

($ millions)	2017
2018	39
2019	26
2020	17
2021	14
2022	18
Thereafter	7

Total	121

Expense of current year	45

NOVARTIS AG ALCON BUSINESS

NOTES TO COMBINED FINANCIAL STATEMENTS (Continued)

23. Commitments and contingency (Continued)

Research & Development commitments

        The Company has entered into long-term research agreements with various institutions which provide for potential milestone payments and other payments by the Company that may be capitalized. As of December 31, 2017 the commitments to make payments under those agreements, and their estimated timing, were as follows:

($ millions)	2017
2018	19
2019	69
2020	1
2021	147
2022	21
Thereafter

Total	257

Other commitments

        The Company entered into various purchase commitments for services and materials as well as for equipment in the ordinary course of business. These commitments are generally entered into at current market prices and reflect normal business operations.

Contingencies

        The Alcon companies have to observe the laws, government orders and regulations of the country in which they operate.

        A number of Alcon companies are, and will likely continue to be, subject to various legal proceedings and investigations that arise from time to time, including proceedings regarding product liability, sales and marketing practices, commercial disputes, employment, and wrongful discharge, antitrust, securities, health and safety, environmental, tax, international trade, privacy, and intellectual property matters. As a result, the Company may become subject to substantial liabilities that may not be covered by insurance and could affect our business, financial position and reputation. While the Company does not believe that any of these legal proceedings will have a material adverse effect on its financial position, litigation is inherently unpredictable and large judgments sometimes occur. As a consequence, the Company may in the future incur judgments or enter into settlements of claims that could have a material adverse effect on its results of operations or cash flow.

        Governments and regulatory authorities around the world have been stepping up their compliance and law enforcement activities in recent years in key areas, including marketing practices, pricing, corruption, trade restrictions, embargo legislation, insider trading, antitrust, cyber security and data privacy. Further, when one government or regulatory authority undertakes an investigation, it is not uncommon for other governments or regulators to undertake investigations regarding the same or similar matters. Responding to such investigations is costly and requires an increasing amount of management's time and attention. In addition, such investigations may affect the Company's reputation, create a risk of potential exclusion from government reimbursement programs in the United States and other countries, and may lead to (or arise from) litigation. These factors have contributed to decisions

NOVARTIS AG ALCON BUSINESS

NOTES TO COMBINED FINANCIAL STATEMENTS (Continued)

23. Commitments and contingency (Continued)

by Alcon and other companies in the medical device and healthcare industry, when deemed in their interest, to enter into settlement agreements with governmental authorities around the world prior to any formal decision by the authorities or a court. Those government settlements have involved and may continue to involve, in current government investigations and proceedings, large cash payments, sometimes in the hundreds of millions of dollars or more, including the potential repayment of amounts allegedly obtained improperly and other penalties, including treble damages. In addition, settlements of government healthcare fraud cases often require companies to enter into corporate integrity agreements, which are intended to regulate company behavior for a period of years. Also, matters underlying governmental investigations and settlements may be the subject of separate private litigation.

        While provisions have been made for probable losses, which management deems to be reasonable or appropriate, there are uncertainties connected with these estimates. Note 16 contains additional information on these matters.

        Alcon is involved in legal proceedings concerning intellectual property rights. The inherent unpredictability of such proceedings means that there can be no assurances as to their ultimate outcome. A negative result in any such proceeding could potentially adversely affect the ability of certain Alcon companies to sell their products, or require the payment of substantial damages or royalties.

        The Company's potential for environmental remediation liability is assessed based on a risk assessment and investigation of the various sites identified by the Company as at risk for environmental remediation exposure. The Company's future remediation expenses are affected by a number of uncertainties. These uncertainties include, but are not limited to, the method and extent of remediation, the percentage of material attributable to the Company at the remediation sites relative to that attributable to other parties, and the financial capabilities of the other potentially responsible parties.

        The Company has no significant environmental liabilities as at December 31, 2017, 2016 and 2015 and has incurred no significant remediation costs for the years ended December 31, 2017, 2016 and 2015.

NOVARTIS AG ALCON BUSINESS

NOTES TO COMBINED FINANCIAL STATEMENTS (Continued)

24. Financial instruments - additional disclosures

($ millions)	Note	2017(1)	2016(1)	2015(1)
Cash and cash equivalents		172	162	285

Financial assets - measured at fair value through other comprehensive income
Available-for-sale long-term financial investments
Equity securities		26
Fund investments		25	7	11

Total available-for-sale long-term financial investments	11	51	7	11

Total financial assets - measured at fair value through other comprehensive income		51	7	11

Financial assets - measured at amortized costs
Trade receivables, income tax receivables, receivables from Novartis Group, and other current assets (excluding prepayments)	13/14/22	1,690	1,562	1,469
Other financial receivables from Novartis Group	22	65	41	28
Long-term loans and receivables from customers and finance lease, advances, security deposits and warrant option	11	386	407	544

Total financial assets - measured at amortized costs		2,141	2,010	2,041

Total financial assets		2,364	2,179	2,337

Financial liabilities - measured at amortized costs
Current financial debt
Bank and other financial debt	15	65	170	212
Other financial liabilities to Novartis Group	22	46	26	15

Total current financial debt		111	196	227

Non-current financial debt
Finance lease obligations	15	84	79	75

Total non-current financial debt		84	79	75

Trade payables and payables to Novartis Group		672	607	616

Total financial liabilities measured at amortized costs		867	882	918

Financial liabilities - measured at fair value through the combined income statement
Contingent consideration	16/17	113	67	41

Total financial liabilities - measured at fair value through the combined income statement		113	67	41

Total financial liabilities		980	949	959

Net financial assets and financial liabilities		1,384	1,230	1,378

(1)
The carrying amount is a reasonable approximation of fair value.

Derivative financial instruments

        At end of 2017, 2016 and 2015, there were no derivative financial instruments outstanding and there were no open hedging instruments for anticipated transactions.

NOVARTIS AG ALCON BUSINESS

NOTES TO COMBINED FINANCIAL STATEMENTS (Continued)

24. Financial instruments - additional disclosures (Continued)

Fair value by hierarchy

        As required by IFRS, financial assets and liabilities recorded at fair value in the combined financial statements are categorized based upon the level of judgment associated with the inputs used to measure their fair value. There are three hierarchical levels, based on an increasing amount of subjectivity associated with the inputs to derive fair valuation for these assets and liabilities, which are as follows:

        The assets and liabilities carried at Level 1 fair value hierarchy are listed in active markets.

        The assets and liabilities carried at Level 2 fair value hierarchy are valued using corroborated market data.

        At the end of 2017, 2016 and 2015, there were no financial assets or liabilities carried at Level 1 fair value based on an active market or Level 2 fair value based on observable inputs, either directly or indirectly.

        Level 3 inputs are unobservable for the asset or liability. The assets generally included in Level 3 fair value hierarchy are a fund investment, equity securities and contingent consideration carried at fair value.

	2017
($ millions)	Level 1	Level 2	Level 3	Valued at amortized cost	Total
Financial assets
Financial investments and long-term loans
Equity securities			26		26
Fund investments			25		25
Long-term loans and receivables from customers and finance lease, advances, security deposits and warrant option				386	386

Financial investments and long-term loans			51	386	437

Financial liabilities
Contingent consideration payables			(113)		(113)

Total financial liabilities at fair value			(113)		(113)

NOVARTIS AG ALCON BUSINESS

NOTES TO COMBINED FINANCIAL STATEMENTS (Continued)

24. Financial instruments - additional disclosures (Continued)

	2016
($ millions)	Level 1	Level 2	Level 3	Valued at amortized cost	Total
Financial assets
Financial investments and long-term loans
Fund investments			7		7
Long-term loans and receivables from customers and finance lease, advances, security deposits and warrant option				407	407

Financial investments and long-term loans			7	407	414

Financial liabilities
Contingent consideration payables			(67)		(67)

Total financial liabilities at fair value			(67)		(67)

	2015
($ millions)	Level 1	Level 2	Level 3	Valued at amortized cost	Total
Financial assets
Financial investments and long-term loans
Fund investments			11		11
Long-term loans and receivables from customers and finance lease, advances, security deposits and warrant option				544	544

Financial investments and long-term loans			11	544	555

Financial liabilities
Contingent consideration payables			(41)		(41)

Total financial liabilities at fair value			(41)		(41)

NOVARTIS AG ALCON BUSINESS

NOTES TO COMBINED FINANCIAL STATEMENTS (Continued)

24. Financial instruments - additional disclosures (Continued)

        The analysis above includes all financial instruments including those measured at amortized cost or at cost. The change in carrying values associated with Level 3 financial instruments using significant unobservable inputs during the year ended December 31 are set forth below:

	2017			2016		2015
($ millions)	Equity securities	Fund investments	Contingent consideration payables	Fund investments	Contingent consideration payables	Fund investments	Contingent consideration payables
January 1		7	(67)	11	(41)	8	(33)
Fair value gains and other adjustments, recognized in the combined income statement			39		13
Fair value gains/(losses) (including impairments and amortizations) and other adjustments recognized in the combined income statement			(31)	5	(25)	1
Fair value adjustments recognized in the combined statement of comprehensive income		21		(2)		2
Purchases	26		(54)		(92)		(21)
Cash receipts and payments		(3)		(7)	78		13

December 31	26	25	(113)	7	(67)	11	(41)

Total of fair value gains and losses recognized in the combined income statement for assets and liabilities held	0	0	8	5	(12)	1	0

        If the pricing parameters for the Level 3 input were to change for equity securities and fund investment by 10% positively or negatively, this would change the amount recorded in the 2017 combined statement of comprehensive income by $5 million.

        For the determination of the fair value of a contingent consideration various unobservable inputs are used. A change in these inputs might result in a significantly higher or lower fair value measurement. The inputs used are, among others, the probability of success, sales forecast and assumptions regarding the discount rate, timing and different scenarios of triggering events. The inputs are interrelated. The significance and usage of these inputs to each contingent consideration may vary due to differences in the timing and triggering events for payments or in the nature of the asset related to the contingent consideration. If the most significant parameters for the Level 3 input were to change by 10% positively or negatively, or where the probability of success (POS) is the most significant input parameter 10% were added or deducted from the applied probability of success, for contingent consideration payables, this would change the amounts recorded in the 2017 combined income statement by $14 million and $16 million, respectively.

Nature and extent of risks arising from financial instruments

Market risk

        The Company is exposed to market risk, primarily related to foreign currency exchange rates, interest rates and the market value of the investments of liquid funds. The Novartis Group central

NOVARTIS AG ALCON BUSINESS

NOTES TO COMBINED FINANCIAL STATEMENTS (Continued)

24. Financial instruments - additional disclosures (Continued)

treasury function provides the Company services to mitigate its market risks. Novartis Group actively monitors and seeks to reduce, where it deems it appropriate to do so, fluctuations in these exposures. It is Novartis Group policy and practice to enter into a variety of derivative financial instruments to manage the volatility of these exposures and to enhance the yield on the investment of liquid funds. Novartis Group does not enter into any financial transactions containing a risk that cannot be quantified at the time the transaction is concluded. In addition, Novartis Group does not sell short assets it does not have, or does not know it will have, in the future. Novartis only sells existing assets or enters into transactions and future transactions (in the case of anticipatory hedges) that it confidently expects it will have in the future, based on past experience. In the case of liquid funds, Novartis writes call options on assets it has, or writes put options on positions it wants to acquire and has the liquidity to payments or in the nature of the asset related to the contingent consideration. Novartis expects that any loss in value for these instruments generally would be offset by increases in the value of the underlying transactions.

Foreign currency exchange rate risk

        The Company uses the USD as its reporting currency. As a result, the Company is exposed to foreign currency exchange movements, primarily in European, Japanese and emerging market currencies. Fluctuations in the exchange rates between the USD and other currencies can have a significant effect on both the Company's results of operations, including reported sales and earnings, as well as on the reported value of our assets, liabilities and cash flows. This, in turn, may significantly affect the comparability of period-to-period results of operations.

        The Company is exposed to a potential adverse devaluation risk on its total investment in certain subsidiaries operating in countries with exchange controls. The most significant foreign exchange losses ($52 million) occurred in Venezuela in 2016. The net outstanding intercompany payable balance of Venezuela subsidiary was not significant at December 31, 2017 and at December 31, 2016, due to reserves against the intercompany balances. The outstanding intercompany balance at December 31, 2015 was $75 million.

        Novartis provides the Company services to mitigate its currency risks. Novartis manages its global currency exposure by engaging in hedging transactions where management deems appropriate. Novartis may enter into various contracts that reflect the changes in the value of foreign currency exchange rates to preserve the value of assets, commitments and anticipated transactions. Novartis also uses forward contracts and foreign currency option contracts to hedge.

        The income and expenses related to these hedging transactions have been allocated to the Company based on estimated currency exposure of the Company and are recorded to other financial income and expense in the combined income statements and recognized directly through retained earnings in invested capital.

Interest rate risk

        The Company's exposure to cash flow interest rate risks arises mainly from bank overdrafts and short-term financial debts at variable rates. Novartis provides the Company services to mitigate its interest rate risks. Novartis may enter into interest rate swap agreements, in which it exchanges periodic payments based on a notional amount and agreed-upon fixed and variable rate interests. If the interest rates had been higher / lower by 1% (2016: 1%; 2015: 1%) with all other variables including

NOVARTIS AG ALCON BUSINESS

NOTES TO COMBINED FINANCIAL STATEMENTS (Continued)

24. Financial instruments - additional disclosures (Continued)

tax rate being held constant, the profit after tax would have been lower / higher by $1 million (2016: $2 million; 2015: $2 million).

Commodity price risk

        The Company has only a very limited exposure to price risk related to anticipated purchases of certain commodities used as raw materials by the Company's businesses. A change in those prices may alter the gross margin of a specific business, but generally by not more than 10% of the margin and thus below the Company's risk management tolerance levels. Accordingly, the Company does not enter into significant commodity futures, forward and option contracts to manage fluctuations in prices of anticipated purchases.

Credit risk

        Credit risks arise from the possibility that customers may not be able to settle their obligations as agreed. To manage this risk, the Company periodically assesses country and customer credit risk, assigns individual credit limits, and takes actions to mitigate credit risk where appropriate.

        No customer accounted for 10% or more of the Company net sales in 2017, 2016 and 2015.

Liquidity risk

        Liquidity risk is defined as the risk that the Company could not be able to settle or meet its obligations on time or at a reasonable price. Novartis Group Treasury is responsible for liquidity, funding and settlement management. In addition, liquidity and funding risks, and related processes and policies, are overseen by management. The Company manages its liquidity risk on a consolidated basis according to business needs, tax, capital or regulatory considerations, if applicable, through numerous sources of financing in order to maintain flexibility. Management monitors the Company's net debt or liquidity position through rolling forecasts on the basis of expected cash flows.

25. Events subsequent to the December 31, 2017 combined balance sheet date

        Management has evaluated subsequent events as they relate to the Company for potential recognition or disclosures from January 1, 2018 to November 12, 2018 and has determined there are no subsequent events to be reported in these Combined Financial Statements, other than the voluntary market withdrawal of our CyPass micro-stent surgical glaucoma product.

        In August 2018, we announced our immediate, voluntary market withdrawal of our CyPass product from the global market. We acquired CyPass in the first quarter of 2016 through the Transcend Medical Inc. acquisition (see Note 4) and launched the product in October 2016. Our combined financial statements include net sales of CyPass products of $20 million in 2017 and $0.4 million in 2016. The net sales of CyPass in 2018 up to the date of the voluntary withdrawal amounted to $28 million. We recognized in the third quarter 2018 a one-time pre-tax charge of $282 million (after tax $206 million). This consisted of $11 million for the costs associated with the market withdrawal and $337 million for the impairment of the CyPass intangible assets. These charges were partially offset by the $66 million gain for the reduction in the related contingent consideration liability.

NOVARTIS AG ALCON BUSINESS

NOTES TO COMBINED FINANCIAL STATEMENTS (Continued)

26. Alcon subsidiaries

        The following table lists the Alcon legal entities with Total assets or Net sales to third parties in excess of $5 million included in the combined financial statements. The equity interest percentage shown in the table represents the share in voting rights of Novartis in those entities.

	December 31, 2017		December 31, 2016		December 31, 2015
	Share capital(1)	Equity interest	Share capital(1)	Equity interest	Share capital(1)	Equity interest
Argentina
Alcon Laboratorios S.A., Buenos Aires	ARS 83.9 m	100%	ARS 83.9 m	100%	ARS 83.9 m	100%
Australia
Alcon Laboratories (Australia) Pty Ltd, Frenchs Forest, NSW	AUD 2.6 m	100%	AUD 2.6 m	100%	AUD 2.6 m	100%
Austria
Alcon Ophthalmika GmbH, Wien	EUR 36,336	100%	EUR 36,336	100%	EUR 36,336	100%
Belgium
Alcon Laboratories Belgium BVBA, Puurs	EUR 18,550	100%	EUR 18,550	100%	EUR 18,550	100%
N.V. Alcon S.A., Vilvoorde	EUR 141,856	100%	EUR 141,856	100%	EUR141,856	100%
Canada
Alcon Canada Inc., Mississauga, Ontario	CAD 2,500	100%	CAD 0	100%	CAD 0	100%
Chile
Alcon Laboratorios Chile Ltd., Santiago de Chile	CLP 2 bn	100%	CLP 2 bn	100%	CLP 2 bn	100%
China
Alcon Hong Kong Limited, Hong Kong	HKD 77,000	100%	HKD 77,000	100%	HKD 77,000	100%
Alcon (China) Ophthalmic Product Co., Ltd., Beijing	$60.0 m	100%	$2.2 m	100%	$2.2 m	100%
Colombia
Laboratorios Alcon de Colombia S.A., Santafé de Bogotá	COP 20.9 m	100%	COP 20.9 m	100%	COP 20.9 m	100%
Czech Republic
Alcon Pharmaceuticals (Czech Republic) s.r.o., Prague	CZK 31.0 m	100%	CZK 31.0 m	100%	CZK 31.0 m	100%
Denmark
Alcon Nordic A/S, Copenhagen	DKK 0.5 m	100%	DKK 0.5 m	100%	DKK 0.5 m	100%
Dominican Rep.
Alcon Dominicana, SRL, Santo Domingo	DOP 5.0 m	100%	DOP 5.0 m	100%	DOP 5.0 m	100%
Ecuador
AlconLab Ecuador S.A., Quito	$802,400	100%	$802,400	100%	$802,400	100%
France
Laboratoires Alcon S.A.S., Rueil-Malmaison	EUR 12.9 m	100%	EUR 12.9 m	100%	EUR 12.9 m	100%
Germany
Alcon Pharma GmbH, Freiburg im Breisgau	EUR 512,000	100%	EUR 512,000	100%	EUR 512,000	100%
CIBA Vision GmbH, Grosswallstadt	EUR 15.4 m	100%	EUR 15.4 m	100%	EUR 15.4 m	100%
WaveLight GmbH, Erlangen	EUR 6.6 m	100%	EUR 6.6 m	100%	EUR 6.6 m	100%
Greece
Alcon Laboratories Hellas—
Commercial and Industrial S.A., Maroussi, Athens	EUR 5.7 m	100%	EUR 5.7 m	100%	EUR 5.7 m	100%
Hungary
Alcon Hungary Pharmaceuticals
Trading Limited Liability Company, Budapest	HUF 75.0 m	100%	HUF 75.0 m	100%	HUF 75.0 m	100%

(1)
Share capital may not reflect the taxable share capital and does not include any paid-in surplus.

m = million; bn = billion

NOVARTIS AG ALCON BUSINESS

NOTES TO COMBINED FINANCIAL STATEMENTS (Continued)

26. Alcon subsidiaries (Continued)

	December 31, 2017		December 31, 2016		December 31, 2015
	Share capital(1)	Equity interest	Share capital(1)	Equity interest	Share capital(1)	Equity interest
India
Alcon Laboratories (India) Private Limited, Bangalore	INR 1.1 bn	100%	INR 1.1 bn	100%	INR 1.1 bn	100%
Indonesia
PT. CIBA Vision Batam, Batam	IDR 11.9 bn	100%	IDR 11.9 bn	100%	IDR 11.9 bn	100%
Ireland
Alcon Laboratories Ireland Limited, Cork City	EUR 541,251	100%	EUR 541,251	100%	EUR 541,251	100%
Israel
Optonol Ltd., Neve-Ilan	ILS 752,545	100%	ILS 454,252	100%	ILS 454,252	100%
Italy
Alcon Italia S.p.A., Milan	EUR 3.7 m	100%	EUR 3.7 m	100%	EUR 3.7 m	100%
Japan
Alcon Japan Ltd., Tokyo	JPY 500.0 m	100%	JPY 500.0 m	100%	JPY 500.0 m	100%
Malaysia
Alcon Laboratories (Malaysia) Sdn. Bhd., Petaling Jaya	MYR 1.0 m	100%	MYR 1.0 m	100%	MYR 1.0 m	100%
CIBA Vision Johor Sdn. Bhd., Kuala Lumpur	MYR 10.0 m	100%	MYR 10.0 m	100%	MYR 5.0 m	100%
Mexico
Alcon Laboratorios, S.A. de C.V., Mexico City	MXN 5.9 m	100%	MXN 5.9 m	100%	MXN 5.9 m	100%
Morocco
Alcon Maroc SARL D´Associé Unique, Casablanca	MAD 1.0 m	100%	MAD 1.0 m	100%	MAD 1.0 m	100%
Netherlands
Alcon Nederland B.V., Arnhem	EUR 18,151	100%	EUR 18,151	100%	EUR 18,151	100%
Panama
Alcon Centroamerica S.A., Panama City	PAB 1,000	100%	PAB 1,000	100%	PAB 1,000	100%
Philippines
Alcon Laboratories (Philippines), Inc., Manila	PHP 16.5 m	100%	PHP 16.5 m	100%	PHP 16.5 m	100%
Poland
Alcon Polska Sp. z o.o., Warszawa	PLN 750,000	100%	PLN 750,000	100%	PLN 750,000	100%
Portugal
Alcon Portugal-Produtos e Equipamentos Oftalmológicos Lda., Porto Salvo	EUR 4.5 m	100%	EUR 4.5 m	100%	EUR 4.5 m	100%
Peru
Alcon Pharmaceutical del Peru S.A., Lima	PEN 3.3 m	100%	PEN 3.3 m	100%	PEN 3.3 m	100%
Puerto Rico
Alcon (Puerto Rico), Inc., Cataño, PR	$100	100%	$100	100%	$100	100%
Romania
Alcon Romania S.R.L., Bucharest	RON 10.8 m	100%	RON 10.8 m	100%	RON 10.8 m	100%
Russian Federation
Alcon Farmacevtika LLC, Moscow	RUB 44.1 m	100%	RUB 44.1 m	100%	RUB 44.1 m	100%
Singapore
Alcon Pte Ltd, Singapore	SGD 164,000	100%	SGD 164,000	100%	SGD 164,000	100%
CIBA Vision Asian Manufacturing and Logistics Pte Ltd., Singapore	SGD 1.0 m	100%	SGD 1.0 m	100%	SGD 1.0 m	100%
South Africa
Alcon Laboratories (South Africa) (Pty) Ltd., Midrand	ZAR 201,820	100%	ZAR 201,820	100%	ZAR 201,820	100%
South Korea
Alcon Korea Ltd., Seoul	KRW 33.8 bn	100%	KRW 33.8 bn	100%	KRW 33.8 bn	100%

(1)
Share capital may not reflect the taxable share capital and does not include any paid-in surplus.

m = million; bn = billion

NOVARTIS AG ALCON BUSINESS

NOTES TO COMBINED FINANCIAL STATEMENTS (Continued)

26. Alcon subsidiaries (Continued)

	December 31, 2017		December 31, 2016		December 31, 2015
	Share capital(1)	Equity interest	Share capital(1)	Equity interest	Share capital(1)	Equity interest
Spain
Laboratorio Padró S.A., Barcelona	EUR 916,525	100%	EUR 916,525	100%	EUR 916,525	100%
Switzerland
Alcon Management SA, Cointrin Genève	CHF 100,000	100%	CHF 100,000	100%	CHF 100,000	100%
Alcon Grieshaber AG, Schaffhausen	CHF 500,000	100%	CHF 500,000	100%	CHF 500,000	100%
Alcon Services AG, Fribourg	CHF 50,000	100%	CHF 50,000	100%	CHF 50,000	100%
Alcon Switzerland SA, Risch	CHF 100,000	100%	CHF 100,000	100%	CHF 100,000	100%
Alcon Pharmaceuticals Ltd., Fribourg	CHF 200,000	100%	CHF 200,000	100%	CHF 200,000	100%
Thailand
Alcon Laboratories (Thailand) Limited, Bangkok	THB 228.1 m	100%	THB 228.1 m	100%	THB 228.1 m	100%
Turkey
Alcon Laboratuvarlari Ticaret A.S., Istanbul	TRY 25.2 m	100%	TRY 25.2 m	100%	TRY 25.2 m	100%
United Kingdom
Alcon Eye Care UK Limited, Frimley/Camberley	GBP 550,000	100%	GBP 550,000	100%	GBP 550,000	100%
United States of America
Alcon Laboratories, Inc., Fort Worth, TX	$1,000	100%	$1,000	100%	$1,000	100%
Alcon Lensx, Inc., Aliso Viejo, CA	$1	100%	$100	100%	$100	100%
Alcon Refractivehorizons, LLC, Fort Worth, TX	$10	100%	$10	100%	$10	100%
Alcon Research, Ltd., Fort Worth, TX	$12.5	100%	$12.5	100%	$12.5	100%
CIBA Vision Corporation, Duluth, GA	$301.3 m	100%	$301.3 m	100%	$301.3 m	100%
ClarVista Medical, Inc., Aliso Viejo, CA	$1	100%
Transcend Medical, Inc., Menlo Park, CA	$1	100%	$1	100%
Ukraine
Alcon Ukraine LLC, Kiev	UAH 55.0 m	100%	UAH 55.0 m	100%	UAH 55.0 m	100%
Venezuela
Alcon Pharmaceutical, C.A., Caracas	VEF 5.5 m	100%	VEF 5.5 m	100%	VEF 5.5 m	100%

(1)
Share capital may not reflect the taxable share capital and does not include any paid-in surplus.

m = million; bn = billion

        The following table lists the principal Novartis legal entities containing assets, liabilities and results of operations attributable to the Alcon business with Total assets or Net sales to third parties in excess of $5 million included in the combined financial statements.

Bermuda
Novartis Investment Ltd.
 Brazil
Novartis Biociências S.A.
Alcon Laboratorios do Brasil Ltda.
 Spain
Alcon Cusi S.A.
 India
Novartis Healthcare Private Limited
 Italy
Novartis Farma S.p.A.
 Mexico
Novartis Farmacéutica, S.A. de C.V.

NOVARTIS AG ALCON BUSINESS

NOTES TO COMBINED FINANCIAL STATEMENTS (Continued)

27. Combined opening balance sheet

        As it is the first time that separate combined financial statements have been prepared for the Company, additional IFRS 1 disclosures related to the January 1, 2015 combined balance sheet (the opening statement of financial position) is presented in the following table:

($ millions)	January 1, 2015
Assets
Non-current assets
Property, plant & equipment	1,991
Goodwill	8,855
Intangible assets other than goodwill	13,877
Deferred tax assets	654
Financial assets	578
Other non-current assets	100

Total non-current assets	26,055

Current assets
Inventories	1,147
Trade receivables	1,238
Receivables from Novartis Group	4
Income tax receivables	5
Other financial receivables from Novartis Group	2
Cash and cash equivalents	316
Other current assets	504

Total current assets	3,216

Total assets	29,271

Invested capital and liabilities
Invested capital	24,467

Liabilities
Non-current liabilities
Financial debts
Deferred tax liabilities	2,226
Provisions and other non current liabilities	678

Total non-current liabilities	2,904

Current liabilities
Trade payables	645
Payables to Novartis Group	109
Financial debts	186
Other financial liabilities to Novartis Group	28
Current income tax liabilities	72
Provisions and other current liabilities	860

Total current liabilities	1,900

Total liabilities	4,804

Total invested capital and liabilities	29,271

NOVARTIS AG ALCON BUSINESS CONDENSED COMBINED INTERIM FINANCIAL STATEMENTS

COMBINED INCOME STATEMENTS

Nine months ended September 30 (unaudited)

($ millions)	9M 2018	9M 2017	Change
Net sales to third parties	5,360	5,025	335
Sales to Novartis Group	2	3	(1)

Net sales	5,362	5,028	334
Other revenues		3	(3)
Cost of goods sold	(3,049)	(2,647)	(402)

Gross profit	2,313	2,384	(71)
Selling, general & administration	(2,067)	(1,938)	(129)
Research & development	(421)	(439)	18
Other income	73	38	35
Other expense	(71)	(65)	(6)

Operating loss	(173)	(20)	(153)
Interest expense	(19)	(22)	3
Other financial income and expense	(21)	(17)	(4)

Loss before taxes	(213)	(59)	(154)
Taxes	59	(14)	73

Net loss	(154)	(73)	(81)

NOVARTIS AG ALCON BUSINESS CONDENSED COMBINED INTERIM FINANCIAL STATEMENTS

COMBINED STATEMENTS OF COMPREHENSIVE INCOME

Nine months ended September 30 (unaudited)

($ millions)	9M 2018	9M 2017	Change
Net loss	(154)	(73)	(81)
Other comprehensive income to be eventually recycled into the combined income statement:
Fair value adjustments on marketable securities, net of taxes(1)		11	(11)
Currency translation effects	(55)	177	(232)

Total of items to eventually recycle	(55)	188	(243)

Other comprehensive income never to be recycled into the combined income statement:
Actuarial gains from defined benefit plans, net of taxes(2)	36	40	(4)

Total comprehensive (loss)/income	(173)	155	(328)

(1)
No taxes were recorded in any of the years presented.

(2)
Tax expenses of $8 million and of $16 million were recorded in the nine months ended September 30, 2018 and 2017, respectively.

NOVARTIS AG ALCON BUSINESS CONDENSED COMBINED INTERIM FINANCIAL STATEMENTS

COMBINED BALANCE SHEETS

($ millions)	Sep 30, 2018 (unaudited)	Dec 31, 2017	Change
Assets
Non-current assets
Property, plant & equipment	2,679	2,560	119
Goodwill	8,895	8,895
Intangible assets other than goodwill	10,534	11,541	(1,007)
Deferred tax assets	538	526	12
Financial assets	372	437	(65)
Other non-current assets	146	142	4

Total non-current assets	23,164	24,101	(937)

Current Assets
Inventories	1,448	1,303	145
Trade receivables	1,285	1,345	(60)
Receivables from Novartis Group	18	14	4
Income tax receivables	50	29	21
Other financial receivables from Novartis Group	27	65	(38)
Cash and cash equivalents	139	172	(33)
Other current assets	352	359	(7)

Total current assets	3,319	3,287	32

Total assets	26,483	27,388	(905)

Invested capital and liabilities
Invested capital	22,282	23,029	(747)

Liabilities
Non-current liabilities
Financial debts	87	84	3
Deferred tax liabilities	1,518	1,640	(122)
Provisions and other non-current liabilities	775	857	(82)

Total non-current liabilities	2,380	2,581	(201)

Current liabilities
Trade payables	663	615	48
Payables to Novartis Group	106	57	49
Financial debts	57	65	(8)
Other financial liabilities to Novartis Group	58	46	12
Current income tax liabilities	134	105	29
Provisions and other current liabilities	803	890	(87)

Total current liabilities	1,821	1,778	43

Total liabilities	4,201	4,359	(158)

Total invested capital and liabilities	26,483	27,388	(905)

NOVARTIS AG ALCON BUSINESS CONDENSED COMBINED INTERIM FINANCIAL STATEMENTS

COMBINED STATEMENTS OF CHANGES IN INVESTED CAPITAL

Nine months ended September 30 (unaudited)

($ millions)	Retained earnings	Fair value adjustments on marketable securities	Actuarial losses/gain from defined benefit plan	Cumulative currency translation effects	Total value adjustments	Invested capital

Total invested capital at January 1, 2018, as previously reported	22,942	25	(25)	87	87	23,029

Impact of change in accounting policies(1)	25	(25)			(25)

Restated invested capital at January 1, 2018	22,967		(25)	87	62	23,029

Net loss	(154)					(154)
Other comprehensive loss			36	(55)	(19)	(19)

Total comprehensive loss	(154)		36	(55)	(19)	(173)

Movements of financing provided to Novartis Group	(538)					(538)
Other transactions with Novartis Group	(38)					(38)
Other movements(2)	2					2

Total of other movements	(574)					(574)

Total invested capital at September 30, 2018	22,239		11	32	43	22,282

(1)
The impact of change in accounting policies includes $25 million relating to IFRS 9 implementation and nil relating to IFRS 15 implementation (see Note 3 and Note 6).

(2)
Impact of hyperinflationary economies (see Note 3).

($ millions)	Retained earnings	Fair value adjustments on marketable securities	Actuarial losses from defined benefit plan	Cumulative currency translation effects	Total value adjustments	Invested capital

Total invested capital at January 1, 2017	23,166	4	(61)	(97)	(154)	23,012

Net loss	(73)					(73)
Other comprehensive income		11	40	177	228	228

Total comprehensive income	(73)	11	40	177	228	155

Movements of financing provided to Novartis Group	(330)					(330)
Other transactions with Novartis Group	(26)					(26)

Total of other movements	(356)					(356)

Total invested capital at September 30, 2017	22,737	15	(21)	80	74	22,811

NOVARTIS AG ALCON BUSINESS CONDENSED COMBINED INTERIM FINANCIAL STATEMENTS

COMBINED STATEMENTS OF CASH FLOWS

Nine months ended September 30 (unaudited)

($ millions)	9M 2018	9M 2017	Change
Net loss	(154)	(73)	(81)
Adjustments to reconcile net income/(loss) to cash flows before working capital and provision changes
Depreciation, amortization and impairments	1,287	1,001	286
Non-cash change in provisions and other non-current liabilities	(23)	26	(49)
Losses on disposal and other adjustments on property, plant & equipment, intangible, financial and other non-current assets, net	3	20	(17)
Net financial expense	40	39	1
Taxes	(59)	14	(73)
Interest received	1		1
Interest paid	(7)	(11)	4
Other financial payments	(22)	(17)	(5)
Taxes paid	(61)	(71)	10

Net cash flows before working capital changes and net payments out of provisions and other non-current liabilities	1,005	928	77
Net payments out of provisions and other cash movements in non-current liabilities	(66)	(47)	(19)
Change in net current assets and other operating cash flow items	(25)	(124)	99

Net cash flows from operating activities	914	757	157

Purchase of property, plant & equipment	(316)	(215)	(101)
Proceeds from sales of property, plant & equipment		1	(1)
Purchase of intangible assets	(135)	(54)	(81)
Purchase of financial assets	(16)	(24)	8
Proceeds from sales of financial assets	6	1	5
Purchase of other non-current assets		(2)	2
Acquisitions of businesses		(70)	70

Net cash flows used in investing activities	(461)	(363)	(98)

Movements of financing provided to Novartis Group	(538)	(330)	(208)
Change in current financial debts	5	(58)	63
Change in other financial receivables from Novartis Group	38	(23)	61
Change in other financial liabilities to Novartis Group	12	(5)	17
Other financing cash flows		(1)	1

Net cash flows used in financing activities	(483)	(417)	(66)

Effect of exchange rate changes on cash and cash equivalents	(3)	(3)

Net change in cash and cash equivalents	(33)	(26)	(7)
Cash and cash equivalents at January 1	172	162	10

Cash and cash equivalents at September 30	139	136	3

NOVARTIS AG ALCON BUSINESS

NOTES TO CONDENSED COMBINED INTERIM FINANCIAL STATEMENTS FOR THE NINE-MONTH PERIOD ENDED SEPTEMBER 30, 2018

(UNAUDITED)

1. Description of business

        These Condensed Combined Interim Financial Statements comprise the Novartis AG (Novartis Group or Novartis) Alcon business. Alcon is the leading eye care devices company globally. Alcon is a multinational group of companies specializing in the research, development, manufacturing and marketing of a broad range of eye care products within two businesses: surgical and vision care. The business of Alcon is operated within its subsidiaries or subsidiaries of Novartis Group and is herein referred to as the Company or Alcon.

        The Condensed Combined Interim Financial Statements have been prepared for the separation of the Alcon business from the Novartis Group through a spin-off to the Novartis AG shareholders. This separation is subject to a number of conditions, including general market conditions, regulatory approvals, final Novartis AG Board of Directors endorsement and Novartis AG shareholder approval. The combined financial statements of the Novartis AG Alcon business reflects the assets, liabilities, results and cash flows of the subsidiaries to the extent they are related to the Alcon business and reporting units. As a result, the Alcon Business does not currently constitute a separate group of legal entities.

        The country of operation and percentage ownership of the legal entities included in the combined financial statements are disclosed in Note 26 to the December 31, 2017, 2016 and 2015 Combined Financial Statements.

2. Basis of preparation

        These Condensed Combined Interim Financial Statements for the nine-month period ended September 30, 2018, have been prepared in accordance with International Accounting Standards 34 Interim Financial Reporting and the basis of preparation as described in this Note 2 and with the accounting policies as described in Note 3 of the December 31, 2017, 2016 and 2015 Combined Financial Statements except for the changes to the accounting policies related to Revenues, Marketable securities and non-current financial assets. These accounting policies have changed as of January 1, 2018, due to the adoption of the new IFRS standards IFRS 9 Financial Instruments and IFRS 15 Revenues from Contracts with Customers. The updated accounting policies are disclosed in Note 3 to these Condensed Combined Interim Financial Statements.

3. Selected critical accounting policies

        The Company's principal accounting policies are set out in Note 3 to the December 31, 2017, 2016 and 2015 Combined Financial Statements in the Alcon Form 20-F and conform with International Financial Reporting Standards (IFRS) as issued by the International Accounting Standards Board. The presentation of financial statements requires management to make subjective and complex judgments that affect the reported amounts. Because of the inherent uncertainties, actual outcomes and results may differ from management's assumptions and estimates.

        As discussed in the December 31, 2017, 2016 and 2015 Combined Financial Statements, goodwill, Alcon brand name and acquired In-Process Research & Development projects are reviewed for impairment at least annually and these, as well as all other investments in intangible assets, are reviewed for impairment whenever an event or decision occurs that raises concern about their balance

NOVARTIS AG ALCON BUSINESS

NOTES TO CONDENSED COMBINED INTERIM FINANCIAL STATEMENTS FOR THE NINE-MONTH PERIOD ENDED SEPTEMBER 30, 2018 (Continued)

(UNAUDITED)

3. Selected critical accounting policies (Continued)

sheet carrying value. The amount of goodwill and other intangible assets on the Company's combined balance sheet is a significant amount of the total assets. Impairment testing may lead to potentially significant impairment charges in the future that could have a materially adverse impact on the Company's results of operations and financial condition.

Foreign currencies

        The combined interim financial statements are presented in U.S. dollars (USD). The functional currency of subsidiaries is generally the local currency of the respective entity. The functional currency used for the reporting of certain Swiss and foreign finance entities is USD instead of their respective local currencies. This reflects the fact that the cash flows and transactions of these entities are primarily denominated in these currencies.

        For subsidiaries not operating in hyperinflationary economies, the subsidiary's results, financial position and cash flows that do not have USD as their functional currency are translated into USD using the following exchange rates:

  •
  Income, expense and cash flows using for each month the average exchange rate with the U.S. dollar values for each month being aggregated during the year

  •
  Balance sheets using year-end exchange rates

  •
  Resulting exchange rate differences are recognized in other comprehensive income

        The hyperinflationary economies applicable to Alcon are Argentina and Venezuela. Argentina became hyperinflationary effective July 1, 2018, requiring retroactive implementation of hyperinflation accounting as of 1 January 2018. The impact of the restatement of the non-monetary assets and liabilities with the general price index at the beginning of the period is recorded in retained earnings in equity. The subsequent gains or losses resulting from the restatement of non-monetary assets are recorded in "Other financial income and expense" in the income statement.

Impact of adopting significant new IFRS standards in 2018

        The following new IFRS standards have been adopted by Alcon from January 1, 2018:

IFRS 9 FINANCIAL INSTRUMENTS

        Alcon implemented IFRS 9 Financial Instruments as of January 1, 2018, which substantially changes the classification and measurement of financial instruments. The new standard requires impairments to be based on a forward-looking model, changes the approach to hedging financial exposures and related documentation, changes the recognition of certain fair value changes and amends disclosure requirements.

        The impairment of financial assets, including trade and lease receivables, is now assessed using an expected credit loss model; previously, the incurred loss model was used. Given the nature of Alcon financial assets, the Company had no significant impact to its provisions for doubtful accounts or impairments from this change.

NOVARTIS AG ALCON BUSINESS

NOTES TO CONDENSED COMBINED INTERIM FINANCIAL STATEMENTS FOR THE NINE-MONTH PERIOD ENDED SEPTEMBER 30, 2018 (Continued)

(UNAUDITED)

3. Selected critical accounting policies (Continued)

        The new hedge accounting model introduced by the standard requires hedge accounting relationships to be based upon the Company's own risk management strategy and objectives, and to be discontinued only when the relationships no longer qualify for hedge accounting. There was no impact upon adoption of the new standard, as the Company's existing hedge relationships continue to be designated as such under the new hedge accounting requirements.

        The most significant impact to the Company, upon adoption of IFRS 9, relates to the treatment of the unrealized gains and losses from changes in fair value on certain of the Company's financial instruments, which were previously classified as available-for-sale financial investments. The unrealized gains and losses (to the extent of previous recognized unrealized gains), which the Company recognized previously in the combined statement of other comprehensive income, will from January 1, 2018 be recognized in the combined income statement. This approach will be applied to equity securities where the fair value through other comprehensive income irrevocable option will not be applied.

        The Company applied the modified retrospective method upon adoption of IFRS 9 on January 1, 2018. This method requires the recognition of the cumulative effect of initially applying IFRS 9 to retained earnings and not to restate prior years. The cumulative effect recorded at January 1, 2018 was an increase to retained earnings of $25 million.

IFRS 15 REVENUE FROM CONTRACTS WITH CUSTOMERS

        Alcon implemented the new standard IFRS 15 Revenue from Contracts with Customers as of January 1, 2018. The new standard amends revenue recognition requirements and establishes principles for reporting information about the nature, amount, timing and uncertainty of revenue and cash flows arising from contracts with customers. The standard replaces IAS 18 Revenue and IAS 11 Construction contracts and related interpretations.

The impacts of adoption of the new standard are summarized below:

  •
  The Company's "Net sales" are derived from the sale of vision care products, surgical equipment, intraocular lenses and other products and services, where control transfers to our customers and our performance obligations are satisfied at the time of shipment to or receipt of the products by the customer or when the services are performed. The adoption of IFRS 15 did not significantly change the timing or amount of revenue recognized under these arrangements.

        The Company applied the modified retrospective method upon adoption of IFRS 15 on January 1, 2018. This method requires the recognition of the cumulative effect of initially applying IFRS 15 to retained earnings and not to restate prior years. The adoption of IFRS 15 had no impact on retained earnings.

        For further information on the impact of adoption of IFRS 9 Financial Instruments and IFRS 15 Revenue from Contracts with Customers see Note 6.

NOVARTIS AG ALCON BUSINESS

NOTES TO CONDENSED COMBINED INTERIM FINANCIAL STATEMENTS FOR THE NINE-MONTH PERIOD ENDED SEPTEMBER 30, 2018 (Continued)

(UNAUDITED)

3. Selected critical accounting policies (Continued)

        The Company's updated accounting policies, effective January 1, 2018, upon adoption of IFRS 9 Financial Instruments and IFRS 15 Revenue from Contracts with Customers are as follows:

Financial assets

        Non-current financial assets such as loans and long-term receivables from customers, primarily related to surgical equipment sales arrangement, advances and other deposits are carried at amortized cost, which reflects the time value of money, less any allowances for uncollectable amounts.

        The Company assesses on a forward-looking basis the expected credit losses associated with its non-current financial assets valued at amortized cost. For loans, advances and other deposits valued at amortized costs, impairments, which are based on their expected credit losses, and exchange rate losses are included in "Other expense" in the combined income statement and exchange rate gains and interest income, using the effective interest rate method, are included in "Other income" in the combined income statement. For long-term receivables from customers, provisions for uncollectable amounts, which are based on their expected credit losses, are recorded as marketing and selling costs recognized in the combined income statement within "Selling, general & administration" expenses.

        Fund investments are valued at fair value through profit and loss (FVPL). Unrealized gains and losses, including exchange gains and losses, are recognized in the combined income statement in "Other income" for gains and "Other expense" for losses.

        Equity securities held as strategic investments are generally designated at the date of acquisition as financial assets valued at fair value through other comprehensive income with no subsequent recycling through profit and loss. Unrealized gains and losses, including exchange gains and losses, are recorded as a fair value adjustment in the combined statement of comprehensive income. They are reclassified to retained earnings when the equity security is sold. If these equity securities are not designated at the date of acquisition as financial assets valued at fair value through other comprehensive income, they are valued at FVPL, as described above.

Trade receivables

        Trade receivables are initially recognized at their invoiced amounts, including any related sales taxes less adjustments for estimated revenue deductions such as rebates, chargebacks and cash discounts.

        Provisions for doubtful trade receivables are established using an expected credit loss model (ECL). The provisions are based on a forward-looking ECL, which includes possible default events on the trade receivables over the entire holding period of the trade receivable, considering the occurrence of a significant increase in credit risk. Significant financial difficulties of a customer, such as probability of bankruptcy, financial reorganization, default or delinquency in payments are considered indicators that recovery of the trade receivable is doubtful. These provisions represent the difference between the trade receivable's carrying amount in the combined balance sheet and the estimated net collectible amount. Charges for doubtful trade receivables are recorded as marketing and selling costs recognized in the combined income statement within "Selling, general & administration" expenses.

NOVARTIS AG ALCON BUSINESS

NOTES TO CONDENSED COMBINED INTERIM FINANCIAL STATEMENTS FOR THE NINE-MONTH PERIOD ENDED SEPTEMBER 30, 2018 (Continued)

(UNAUDITED)

3. Selected critical accounting policies (Continued)

Revenue recognition

Revenue

        Revenue on the sale of the Company's products and services, which is recorded as "Net sales" in the combined income statement, is recognized when a contractual promise to a customer (performance obligation) has been fulfilled by transferring control over the promised goods and services to the customer, substantially all of which is at the point in time of shipment to or receipt of the products by the customer or when the services are performed. If contracts contain customer acceptance provisions, revenue would be recognized upon the satisfaction of acceptance criteria. The amount of revenue to be recognized is based on the consideration Alcon expects to receive in exchange for its goods and services. If a contract contains more than one performance obligation, the consideration is allocated based on the standalone selling price of each performance obligation.

        Surgical equipment may be sold together with other products and services under a single contract. Revenues are recognized upon satisfaction of each of the performance obligations in the contract.

        For surgical equipment, in addition to cash and installment sales, revenue is recognized under finance and operating lease arrangements. Arrangements in which Alcon transfers substantially all the risks and rewards incidental to ownership to the customer are treated as finance lease arrangements. Revenue from finance lease arrangements is recognized at amounts equal to the fair value of the equipment, which approximate the present values of the minimum lease payments under the arrangements. As interest rates embedded in lease arrangements are approximately market rates, revenue under finance lease arrangements is comparable to revenue for outright sales. Finance income for arrangements longer than twelve months is deferred and subsequently recognized based on a pattern that approximates the use of the effective interest method and recorded in "Other income". Operating lease revenue for equipment rentals is recognized on a straight-line basis over the lease term.

        The consideration Alcon receives in exchange for its goods or services may be fixed or variable. Variable consideration is only recognized when it is highly probable that a significant reversal will not occur. The most common elements of variable consideration are listed below:

  •
  Rebates and discounts granted to government agencies, wholesalers, retail pharmacies and other customers are provisioned and recorded as a deduction from revenue at the time the related revenues are recorded or when the incentives are offered. They are calculated on the basis of historical experience and the specific terms in the individual agreements.

  •
  Cash discounts are offered to customers to encourage prompt payment and are provisioned and recorded as revenue deductions at the time the related sales are recorded.

  •
  Sales returns provisions are recognized and recorded as revenue deductions when there is historical experience of Alcon agreeing to customer returns and Alcon can reasonably estimate expected future returns. In doing so, the estimated rate of return is applied, determined based on historical experience of customer returns and considering any other relevant factors. This is applied to the amounts invoiced, also considering the amount of returned products to be destroyed versus products that can be placed back in inventory for resale. Where shipments are

NOVARTIS AG ALCON BUSINESS

NOTES TO CONDENSED COMBINED INTERIM FINANCIAL STATEMENTS FOR THE NINE-MONTH PERIOD ENDED SEPTEMBER 30, 2018 (Continued)

(UNAUDITED)

3. Selected critical accounting policies (Continued)

    made on a re-sale or return basis, without sufficient historical experience for estimating sales returns, revenue is only recorded when there is evidence of consumption or when the right of return has expired.

        Provisions for revenue deductions are adjusted to actual amounts as rebates, discounts and returns are processed. The provision represents estimates of the related obligations, requiring the use of judgment when estimating the effect of these sales deductions.

Other revenue

        "Other revenue" mainly includes third party royalty income. Royalty income earned through a license is recognized when the underlying sales have occurred.

4. Significant transactions

Significant transaction in 2018

        None

Significant transactions in 2017

Surgical - Acquisition of ClarVista

        On September 20, 2017 Alcon Research, Ltd. (ARL), acquired 100% of the outstanding shares and equity of ClarVista Medical, Inc. The fair value of the total purchase consideration amounted to $125 million. This amount consists of an initial cash payment of $71 million and the net present value of the contingent consideration of $54 million due to ClarVista shareholders, which they are eligible to receive upon the achievement of specified development and commercialization milestones. The purchase price allocation resulted in net identifiable assets of $123 million, which consisted of intangible assets of $178 million, deferred tax assets of $8 million and cash and cash equivalents of $1 million and deferred tax liabilities of $64 million. Goodwill of $2 million was also recognized which is attributable to the assembled workforce and processes. The 2017 results of operations since the date of acquisition were not material.

5. Financial instruments

Fair value by hierarchy

        The following table illustrates the three hierarchical levels for valuing financial instruments at fair value and those measured at amortized cost as of September 30, 2018 and December 31, 2017. For

NOVARTIS AG ALCON BUSINESS

NOTES TO CONDENSED COMBINED INTERIM FINANCIAL STATEMENTS FOR THE NINE-MONTH PERIOD ENDED SEPTEMBER 30, 2018 (Continued)

(UNAUDITED)

5. Financial instruments (Continued)

additional information on the hierarchies and other matters, please refer to the December 31, 2017, 2016 and 2015 Combined Financial Statements.

	Level 1		Level 2		Level 3		Valued at amortized cost or cost		Total
($ millions)	Sep 30, 2018	Dec. 31 2017	Sep 30, 2018	Dec. 31 2017	Sep 30, 2018	Dec. 31 2017	Sep 30, 2018	Dec. 31 2017	Sep 30, 2018	Dec. 31 2017
Financial assets
Financial investments and long-term loans
Equity securities					40	26			40	26
Fund investments					53	25			53	25
Long-term loans and receivables from customers and finance lease, advances, security deposits and warrant option							279	386	279	386

Financial investments and long-term loans					93	51	279	386	372	437

Financial liabilities
Contingent consideration payables					(59)	(113)			(59)	(113)

Total financial liabilities at fair value					(59)	(113)			(59)	(113)

        There were no significant transfers from one level to the other and no significant transactions associated with level 3 financial instruments.

        The Company's exposure to financial risks has not changed significantly during the period and there have been no major changes to the risk management department or in any risk management policies.

        As of January 1, 2018, the Company implemented IFRS 9 Financial Instruments, refer to Note 3 and Note 6 for further details on the implementation impacts.

6. Impacts of adoption of new IFRS standards

        Note 3 explains the changes and new accounting policies introduced on January 1, 2018 resulting from the adoption of the new accounting standards IFRS 9 Financial Instruments and IFRS 15 Revenue from Contracts with Customers.

        The amount by which the line items in the September 30, 2018 combined income statement and combined statement of cash flow were affected by the application of IFRS 15 Revenue from Contracts with Customers, as compared to IAS 18 Revenues and related interpretations was not significant.

NOVARTIS AG ALCON BUSINESS

NOTES TO CONDENSED COMBINED INTERIM FINANCIAL STATEMENTS FOR THE NINE-MONTH PERIOD ENDED SEPTEMBER 30, 2018 (Continued)

(UNAUDITED)

6. Impacts of adoption of new IFRS standards (Continued)

        The adoption of IFRS 9 Financial Instruments had no impact to the line items of the January 1, 2018 combined balance sheet.

        The transition impact of IFRS 9 Financial Instruments of $25 million from the previously recognized unrealized gains accumulated in Other Comprehensive Income (OCI) in equity related to fund investments has been transferred from OCI reserves into retained earnings on January 1, 2018. With the adoption of IFRS 9, from January 1, 2018, the fund investments are measured at fair value through profit and loss (formerly under IAS 39 measured at fair value through OCI (FVOCI), with impairments recognized in profit and loss and gains recycled out of OCI to profit and loss at the date the financial instrument was divested).

        There was no transition impact on financial instruments held for long-term purposes, recorded as long-term financial assets on the combined balance sheet, where the irrevocable FVOCI option was applied, as they continue to be measured at fair value through OCI. In subsequent periods, upon a divestment of these investments, the OCI reserves amount will be transferred directly to retained earnings. Prior to the adoption of IFRS 9, unrealized gains recognized in OCI reserves were recycled to profit and loss.

        There is no significant impact from the new expected credit loss (ECL) impairment model under IFRS 9 to the Company's allowances and provisions for trade receivables, finance lease receivables and other short- and long-term receivables.

        The following table shows the changes to the line items of the January 1, 2018 combined statement of changes in invested capital by the adoption of IFRS 9:

($ millions)	January 1, 2018	Adjustment IFRS 9	Adjusted January 1, 2018
Retained earnings	22,942	25	22,967
Total value adjustments	87	(25)	62

Total invested capital	23,029		23,029

NOVARTIS AG ALCON BUSINESS

NOTES TO CONDENSED COMBINED INTERIM FINANCIAL STATEMENTS FOR THE NINE-MONTH PERIOD ENDED SEPTEMBER 30, 2018 (Continued)

(UNAUDITED)

6. Impacts of adoption of new IFRS standards (Continued)

        The following condensed table shows the changes to the line items of the January 1, 2018 financial instruments additional disclosures table by the adoption of IFRS 9:

($ millions)	Carrying value January 1, 2018	Reclassi -fications	Adjusted carrying value January 1, 2018	Retained earnings effect January 1, 2018	OCI reserves effect January 1, 2018
Cash and cash equivalents	172		172

Financial assets - measured at fair value through other comprehensive income
Long-term financial investments
Equity securities	26		26
Fund investments	25	(25)		25	(25)

Total long-term financial investments	51	(25)	26	25	(25)

Total financial assets - measured at fair value through other comprehensive income	51	(25)	26	25	(25)

Financial assets - measured at amortized costs	2,141		2,141

Financial assets - measured at fair value through the combined income statement		25	25

Total financial assets	2,364		2,364	25	(25)

Financial liabilities - measured at amortized costs	867		867

Financial liabilities - measured at fair value through the combined income statement	113		113

Total financial liabilities	980		980

7. Related parties transactions

        The Company has not historically operated as a standalone business and has various relationships with Novartis whereby Novartis provides services to the Company.

Transactions with Novartis

        Transactions from trading activities, i.e. from activities related to products and services invoiced between other Novartis Group companies and the Company's business, have been retained in the

NOVARTIS AG ALCON BUSINESS

NOTES TO CONDENSED COMBINED INTERIM FINANCIAL STATEMENTS FOR THE NINE-MONTH PERIOD ENDED SEPTEMBER 30, 2018 (Continued)

(UNAUDITED)

7. Related parties transactions (Continued)

historical combined financial statements. The ultimate controlling parent of both, the other Novartis Group companies and the Company's business, is Novartis AG.

($ millions)	9M 2018	9M 2017
Sales from the Company to Novartis Group	2	3
Purchases of the Company from Novartis Group	51	1
Other expense related to transactions between the Company and Novartis Group		(6)

	Sep 30, 2018	Dec 31, 2017
($ millions)	(unaudited)
Trade and other receivables from Novartis Group	18	14
Trade and other payables to Novartis Group	106	57
Other financial receivables from Novartis Group	27	65
Other financial liabilities to Novartis Group	58	46

Novartis Business Services Charges, Corporate Overhead and Other Allocations from Novartis

        Novartis Group provides the Company certain services from NBS, the shared service organization of Novartis Group, across the following service domains: human resources operations, real estate and facility services, including site security and executive protection, procurement, information technology, commercial and medical support services and financial reporting and accounting operations. The combined interim financial statements include the appropriate costs related to the services rendered, without profit margin, in accordance with the historical arrangements that existed between the Alcon business and NBS.

        In connection with the Novartis Group business re-organizations in 2016, whereby the Novartis ophthalmology pharmaceutical business was transferred to the Innovative Medicines Division of Novartis that until January 1, 2016 was managed and reported by the Alcon Division, the Novartis Innovative Medicine Division compensated the Alcon Division for certain excess capacity costs that arose as a result of the business transfer.

        Certain general and administrative costs of Novartis Group were not charged or allocated to the Alcon business in the past. For the purpose of these financial statements, such costs have been allocated based on reasonable assumptions and estimates, based on the direct and indirect costs incurred to provide the respective service. When specific identification was not practicable, a proportional cost method was used, primarily based on sales, or headcount.

        These NBS charges, corporate overhead and other allocations amounted to $418 million in the nine months ended September 30, 2018 and $404 million in the nine month ended September 30, 2017.

        Management believes that the net charges and methods used for allocations to the Company have been performed on a reasonable basis and reflect the services received by the Company and the cost incurred on behalf of the Company. Although the combined interim financial statements reflect management's best estimate of all historical costs related to the Company, this may however not necessarily reflect what the results of operations, financial position, or cash flows would have been had

NOVARTIS AG ALCON BUSINESS

NOTES TO CONDENSED COMBINED INTERIM FINANCIAL STATEMENTS FOR THE NINE-MONTH PERIOD ENDED SEPTEMBER 30, 2018 (Continued)

(UNAUDITED)

7. Related parties transactions (Continued)

the Company been a separate entity, nor the future results of the Company as it will exist upon completion of the planned separation (refer to Note 1 and 2 of the December 31, 2017, 2016 and 2015 Combined Financial Statements).

8. Segmentation of key figures

        The segment information disclosed in these combined interim financial statements reflects historical results consistent with the planned identifiable reporting segments of the Company and the planned financial information that the Chief Operating Decision Maker (CODM) reviews to evaluate segmental performance and allocate resources among the segments. The CODM has been comprised of the Alcon senior management and is planned to be the Executive Committee of Alcon upon completion of the planned spin-off as described in Note 1.

        The businesses of Alcon are divided operationally on a worldwide basis into two identified reporting segments, surgical and vision care. As indicated below, certain income and expenses are not allocated to segments.

        Reporting segments are presented in a manner consistent with the internal reporting to the CODM, which will be the Executive Committee of Alcon. The reporting segments are managed separately due to their distinct needs and activities for research, development, manufacturing, distribution, and commercial execution.

        The Executive Committee of Alcon will be responsible for allocating resources and assessing the performance of the reporting segments.

        In surgical, the Company researches, develops, manufactures, distributes and sells ophthalmic products for cataract surgery, vitreoretinal surgery, refractive laser surgery and glaucoma surgery. Our surgical portfolio also includes implantables, consumables and surgical equipment required for these procedures and supports the end-to-end procedure needs of the ophthalmic surgeon.

        In vision care, the Company researches, develops, manufactures, distributes and sells daily disposable, reusable, and color-enhancing contact lenses and a comprehensive portfolio of ocular health products, including products for dry eye, contact lens care and ocular allergies, as well as ocular vitamins and redness relievers.

        We also provide services, training, education and technical support for both our surgical and vision care businesses.

        The basis of presentation described in Note 2 and the accounting policies mentioned in Note 3 of the combined interim financial statements are used in the reporting of segment results. Inter-segmental sales are made at amounts that are considered to approximate arm's length transactions.

        The Executive Committee of Alcon will evaluate segmental performance and allocate resources among the segments primarily based on net sales and segment contribution.

        Net identifiable assets are not assigned to the segments in the internal reporting to the CODM, and will not be considered in evaluating the performance of the business segments by the Executive Committee of Alcon.

NOVARTIS AG ALCON BUSINESS

NOTES TO CONDENSED COMBINED INTERIM FINANCIAL STATEMENTS FOR THE NINE-MONTH PERIOD ENDED SEPTEMBER 30, 2018 (Continued)

(UNAUDITED)

8. Segmentation of key figures (Continued)

        Segment contribution excludes amortization and impairment costs for acquired product rights or other intangibles, general and administrative expenses for corporate activities, and certain other income and expenses items.

        General & administration (corporate) includes the costs of the Alcon corporate headquarters and related corporate function cost allocated to Alcon from Novartis Group.

        Other income/(expense) includes other items of income and expense such as restructuring costs and legal settlements that are not attributable to a specific segment.

Segmentation - Combined income statement - Nine months ended September 30

	Surgical		Vision care		Company
($ millions)	9M 2018	9M 2017	9M 2018	9M 2017	9M 2018	9M 2017
Net sales to third parties	2,972	2,734	2,388	2,291	5,360	5,025
Sales to Novartis Group	2	2		1	2	3

Net sales	2,974	2,736	2,388	2,292	5,362	5,028

Segment contribution	644	512	491	481	1,135	993
Amortization of intangible assets					(772)	(774)
Impairment charges on intangible assets(1)					(376)	(57)
General & administration (corporate)					(162)	(155)
Other income/(expense)					2	(27)

Operating loss					(173)	(20)
Interest expense					(19)	(22)
Other financial income and expense					(21)	(17)

Loss before taxes					(213)	(59)
Taxes					59	(14)

Net loss					(154)	(73)

(1)
In 2018, impairment charges include a $337 million write-down of the CyPass intangible assets relating to the surgical business.

Segmentation - Additional balance sheet disclosure

	Surgical		Vision care		Not allocated		Company
($ millions)	Sep 30, 2018	Dec 31, 2017	Sep 30, 2018	Dec 31, 2017	Sep 30, 2018	Dec 31, 2017	Sep 30, 2018	Dec 31, 2017
Goodwill	4,536	4,536	4,359	4,359			8,895	8,895
Intangible assets other than goodwill	6,039	6,991	1,515	1,570	2,980	2,980	10,534	11,541

NOVARTIS AG ALCON BUSINESS

NOTES TO CONDENSED COMBINED INTERIM FINANCIAL STATEMENTS FOR THE NINE-MONTH PERIOD ENDED SEPTEMBER 30, 2018 (Continued)

(UNAUDITED)

8. Segmentation of key figures (Continued)

Segmentation - Net sales by region - Nine months ended September 30

	9M 2018	9M 2017	Change	9M 2018	9M 2017
	$ m	$ m	%	%	%
United States	2,212	2,094	6	41	42
International	3,148	2,931	7	59	58

Total	5,360	5,025	7	100	100

Alcon net sales by business franchise - Nine months ended September 30

	9M 2018	9M 2017	Change
	$ m	$ m	%
Surgical
Implantables	846	760	11
Consumables	1,648	1,547	7
Equipment/other	478	427	12

Total Surgical	2,972	2,734	9

Vision care
Contact lenses	1,478	1,392	6
Ocular health	910	899	1

Total Vision care	2,388	2,291	4

Total Division net sales	5,360	5,025	7